Exhibit 99.1

Caracas, Venezuela

            , 2018

Dear Mercantil Servicios Financieros, C.A. Shareholder,

On December 15, 2017, our shareholders voted to approve the separation of our subsidiary, Mercantil Bank Holding Corporation, or the Company, through a spin-off. We believe that Mercantil Servicios Financieros, C.A., which we call MSF, and the Company will be better-positioned, as separate, independent companies, to capture growth opportunities by operating with greater focus on their respective businesses, strategic priorities and markets.

MSF expects to continue to offer banking, investment and insurance services in all markets where it presently operates outside of the United States.

The Company will focus on providing banking and financial services in the United States, where it has offices in South Florida, the greater Houston, Texas area and the greater New York City area.

We believe that the spin-off will simplify MSF’s and the Company’s respective businesses and regulation. It will enable each of the groups to develop and focus on their respective strategies, core competencies, markets and growth opportunities. When the spin-off is complete, we believe investors will be better able to value MSF and the Company on their respective financial, operational and risk characteristics.

MSF has placed all outstanding shares of Company class A common stock and class B common stock, collectively, the Company Shares, into a newly created Florida common law, non-discretionary, grantor trust, or the Trust, for the benefit of MSF, and its shareholders of record on April 2, 2018. The Trust facilitates the spin-off. All Company Shares will be held by the Trust until the Company’s Registration Statement on Form 10, including the accompanying information statement, has been declared effective by the United States Securities and Exchange Commission, or the SEC.

The Trust will distribute 80.1% of the outstanding Company Shares pro rata to the MSF record holders. Each MSF record holder is entitled to receive one share of Company class A common stock for each share of MSF class A common stock held as of the record date, and one share of Company class B common stock for each share of MSF, class B common stock held as of the record date. We call these the Distributed Shares. The Company Shares retained in the Trust on behalf of MSF and its shareholders, or the Retained Shares, will be held in the Trust for sale or disposition during the term of the Trust. To the extent that any MSF subsidiaries are MSF record holders of MSF shares, such shares will remain in the Trust and will be included in the 19.9% of the Retained Shares. The proceeds to MSF from such sales will support MSF’s and its subsidiaries’ businesses.

The Company intends to list, on the Nasdaq Stock Market, its class A common stock under the symbol “MBNAA” and its class B common stock under the symbol “MBNAB.”

Following the spin-off, you will own shares in both MSF and the Company. The number of MSF shares held by MSF shareholders will not change as a result of the spin-off. You do not need to take any action to receive the Company Shares to which you are entitled as a MSF shareholder. You do not need to pay MSF or the Company any consideration or surrender or exchange your MSF shares.

The spin-off is expected to be tax-free for United States income tax purposes. When the spin-off was approved, the MSF board of directors also declared a cash dividend payable to MSF shareholders on the record date, which is expected to compensate shareholders subject to Venezuela income taxes on the expected Venezuela income taxes applicable to the Distributed Shares.

I encourage you to read the attached Information Statement, which is being made available to all MSF shareholders who held shares as of the record date. It describes the separation in detail and provides important business and financial information about the Company.

Questions may be directed to the places shown on the inside front cover of the accompanying Information Statement.

We are confident the spin-off will create two companies with greater potential for the future. We remain committed to working on your behalf to continue to build long-term shareholder value.

Sincerely,

Gustavo J. Vollmer A.

Chairman and CEO

Mercantil Servicios Financieros, C.A.

220 Alhambra Circle, Coral Gables, Florida 33134

            , 2018

Dear Future Mercantil Bank Holding Corporation Shareholder,

On behalf of the entire team at Mercantil Bank Holding Corporation, which I refer to as we, our or the Company, we welcome you as a future Company shareholder and are pleased to provide this Information Statement describing the Company and our business.

We are a bank holding company headquartered in Coral Gables, Florida, with $8.4 billion in assets, $6.3 billion in deposits, $712.3 million in common equity and $1.7 billion assets under management or custody as of March 31, 2018. We conduct our business primarily through our wholly-owned subsidiary bank, Mercantil Bank, N.A, or the Bank, including its trust and investment services subsidiaries. The Bank, which was founded in 1979, is the fifth largest bank headquartered in Florida. We have been a wholly-owned subsidiary of Mercantil Servicios Financieros, C.A., or MSF, since 1987.

We provide individuals and businesses a comprehensive array of deposit, credit, investment, wealth management and fiduciary services, both in the United States and to select international customers. The Bank’s primary markets are South Florida, where it operates 15 banking centers in Miami-Dade, Broward and Palm Beach counties; the greater Houston, Texas area where it has seven banking centers in Harris and Montgomery counties; and the New York City area where it has a loan production office in Midtown Manhattan.

As an independent company, we expect to be able to allocate our capital more efficiently and better access the United States capital markets to expand and serve our growing markets. We anticipate that this will enable us to expand our business, improve and expand our products and services, enhance our market recognition with investors and attract, retain and incent our employees with equity awards that align the interests of our employees and shareholders.

The Company’s management and employee teams will continue after the spin-off is completed, and all of us are enthusiastic about our future. The spin-off will allow us to simplify and focus our operations to better serve our U.S. and non-U.S. customers. We will continue our strong customer service and culture.

All of our shares are in book-entry form and no certificates will be issues. We will notify our shareholders upon completion of the spin-off. No action or payment is required by you to receive Company shares.

The Company intends to list, on the Nasdaq Stock Market, its class A common stock under the symbol “MBNAA” and its class B common stock under the symbol “MBNAB.”

I encourage you to read the enclosed information statement to learn more about the spin-off, the Company and our plans. Questions may be directed to the places shown on the inside front cover of the accompanying Information Statement.

Sincerely,

Millar Wilson

Chief Executive Officer

Mercantil Bank Holding Corporation

The information contained herein is not complete and may be changed. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended. This preliminary information statement is not an offer to sell or a solicitation of an offer to buy any securities.

Preliminary and Subject to Completion, dated June 15, 2018

INFORMATION STATEMENT

Mercantil Bank Holding Corporation

Distribution of 60,880,929 Shares of Class A Common Stock

and

Distribution of 43,880,032 Shares of Class B Common Stock

Mercantil Bank Holding Corporation, which we refer to as we, us, our, ourselves and the Company, is furnishing this information statement in connection with the proposed distribution of 80.1% of the outstanding shares of our Class A common stock, par value $0.10 per share, or Class A common stock, and our class B common stock, par value $0.10 per share, or Class B common stock, previously held by Mercantil Servicios Financieros, C.A., which we refer to as MSF, to holders of record of MSF’s class A common stock and class B common stock. Throughout this information statement, we collectively refer to our Class A common stock and Class B common stock as Company Shares, and MSF class A common stock and MSF class B common stock as MSF common stock, or MSF Shares.

On December 15, 2017, shareholders representing approximately 85% of MSF’s class A common stock who were present or represented in a special shareholder meeting of MSF unanimously voted to approve our spin-off from MSF, which we refer to as the spin-off. We have been a wholly owned subsidiary of MSF since 1987. As part of the spin-off, MSF has placed all of its shares of our Class A common stock and Class B common stock (representing 100% of our outstanding shares) into a newly created Florida common law, non-discretionary, grantor trust, which we refer to as the Trust, for the benefit of MSF and its shareholders of record on April 2, 2018, which we refer to as the record date. The shares to be distributed to MSF shareholders of record will be held by the Trust until the Registration Statement on Form 10, or the Spin-off Registration Statement, of which this information statement is a part, has been declared effective by the U.S. Securities and Exchange Commission, which we refer to as the SEC. As soon as practical after the Spin-off Registration Statement has been declared effective, 80.1% of our outstanding shares of Class A common stock and Class B common stock will be distributed to the MSF record holders, as beneficiaries of the Trust, pro rata on the basis of one share of Class A common stock and one share of Class B common stock for each share of MSF common stock, respectively. We refer to this as the Distribution, and the Company Shares that are distributed are referred to as the Distributed Shares.

As an MSF shareholder on the record date, you are entitled to receive one share of our Class A common stock for each share of MSF class A common stock you held of record on the record date, and one share of our Class B common stock for each share of MSF class B common stock held of record on the record date.

The Trust will retain the Company Shares remaining in the Trust after the Distribution, which will represent 19.9% of our outstanding Class A and Class B common stock pending their sale or disposition on behalf of MSF. To the extent that any MSF subsidiaries are MSF record holders, their shares also will remain in the Trust and will be included in the 19.9% of the Company Shares retained by MSF as a beneficiary of the Trust. Approximately 1,435,954 shares of our Class A common stock and 1,224,245 shares of our Class B common stock will be held by MSF subsidiaries. All such shares will be held by the Trust and included in the 19.9% of Company Shares retained by MSF, and which MSF will sell or dispose of.

The Company Shares will be issued in book-entry form only, which means that no physical stock certificates will be issued. The Distribution is expected to be tax-free to MSF’s shareholders for U.S. federal income tax purposes. Under Venezuelan law, the Distribution is considered taxable income to MSF’s shareholders at a rate of 34% of MSF’s carrying value of the Company’s Class A common stock and Class B common stock. Such amounts are not subject to withholding taxes under applicable Venezuelan income tax law. At the same time as the MSF board of directors approved the Distribution, it declared a cash dividend, subject to the Distribution, in an amount believed sufficient to compensate MSF shareholders for such Venezuela income tax liability.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. Therefore, we are allowed to provide in this information statement more limited disclosures than a registrant that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, and the Investor Protection and Securities Reform Act of 2010, for limited periods. See “Summary — Emerging Growth Company Status.”

No further vote of MSF shareholders is required in connection with the Distribution and MSF is not subject to the U.S. proxy solicitation rules. Therefore, this information statement is not soliciting your vote or proxy.

You are not required to pay for the shares of our common stock you will receive in the Distribution or to surrender or exchange any certificates of shares of MSF common stock in order to receive Company Shares in the Distribution. All outstanding MSF Shares will remain outstanding upon the Distribution. There will be no change in the number of your MSF Shares as a result of the Distribution. Upon the Distribution, you will own both MSF Shares and Company Shares.

All of the Company Shares are now held in trust for the benefit of MSF and its shareholders as of the record date. Accordingly, there is no current trading market for our common stock and trading in the Company Shares, or in any interest in the Trust is strictly prohibited. We intend to list our Class A common stock on the Nasdaq Stock Market under the symbol “MBNAA” and intend to list our Class B common stock on the Nasdaq Stock Market under the symbol “MBNAB.”

We expect that the Distribution from the Trust will occur on or about             , 2018.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 14.

Neither the SEC nor any state or other securities authority has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is             , 2018.

Inquiries

MSF will notify its shareholders of record of the Distribution by notice published in two newspapers of general circulation in Venezuela, notices and hyperlinks posted on our and MSF’s websites, and electronic mail, which will include hyperlinks to our and MSF’s websites and to this information statement. We will mail copies of this information statement to MSF shareholders of record whose address of record is in the United States.

For persons that are not currently MSF Shareholders:

MBHC ProspectiveInvestors@fticonsulting.com

Questions regarding MSF Shares or Company Shares should be directed as follows:

[●]

MSF Shares:

[●]

MSF ADRs:

[●]

Company Shares:

Computershare, as the Company Transfer Agent

[●]

The Company:

[●]

In Venezuela, Company Shareholders may also contact:

[●]

-i-

SUMMARY

The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read this entire information statement carefully, especially the risks discussed under “Risk Factors” and our financial statements and related notes.

For all historical periods described, we have separately reported our financial condition and results of operations and other financial data, including certain ratios and information calculated for bank regulatory purposes as of and for the periods shown herein. The historical financial information presented may not be indicative of our future operating results or financial condition as a stand-alone public company.

About Our Company

Who We Are

We are a bank holding company headquartered in Coral Gables, Florida, with $8.4 billion in assets, $6.3 billion in deposits, $712.3 million in common equity and $1.7 billion assets under management or custody as of March 31, 2018. We provide individuals and businesses a comprehensive array of deposit, credit, investment, wealth management and fiduciary services, both in the United States and to select international customers. These services are offered primarily through Mercantil Bank, N.A., or the Bank.

The Bank was founded in 1979 and is the fifth largest bank headquartered in Florida. The Bank’s primary markets are South Florida, where it operates 15 banking centers in Miami-Dade, Broward and Palm Beach counties; the greater Houston, Texas area where it has seven banking centers in Harris and Montgomery counties; and New York City where it has a loan production office in Midtown Manhattan. We are constructing an additional banking center in Katy, Texas. Our limited representative offices in Brazil and Colombia are being closed. Our previous representative office in Mexico was closed in 2017.

The Bank provides a variety of banking services through traditional channels, such as banking centers and ATMs, as well as via secure website, mobile devices and telephone. Investment, fiduciary and wealth management services are provided by the Bank’s national trust company subsidiary, which we refer to as the Trust Company, and the Bank’s securities broker-dealer subsidiary, which we refer to as Investment Services.

Our Achievements and Highlights

Our highlights and operational achievements include the following:

•	Strong Reputation and Client Relationships. During our more than 30 years of operating the Bank, we have maintained an excellent long-term relationship with our customers and communities. We have developed deep ties to the South Florida communities that we serve and are quickly developing a reputation as a preferred financial services provider in the greater Houston, Texas communities that we serve. Similarly, in the greater New York City area, we are well regarded as a commercial real estate, or CRE, lender with the ability to underwrite and execute sophisticated CRE loans in the highly competitive greater New York City market.

•	Diversified Markets. Unlike most banks that are headquartered in Florida, our markets are diversified across South Florida, the greater Houston, Texas area and the greater New York City area (especially the five New York City boroughs). Our markets are large urban areas with vibrant businesses and distinct economic centers. We believe that their diverse economies will help us mitigate the risks associated with economic downturns. We recently began lending in the Dallas and Austin, Texas markets, and are considering one or more loan production offices, or LPOs, to serve these areas.

•	Affinity for doing business with Latin American clients. Through our suite of bilingual electronic banking channels and our historical relationship with MSF, we have been able to provide our international customers with a wide variety of services. Also, our presence in the South Florida and greater Houston markets has positioned us to serve an established and expanding Latin American community. In particular, our banking centers in Doral, Weston, Cypress Creek and Coral Gables, Florida, and Katy, Texas, can draw from a growing number of Venezuelans and other local Latin Americans. Our officers and employees, many of whom are bilingual, are especially skilled at guiding and serving these clients as they, buy homes and establish businesses in our communities.

•	Outstanding Employee Relations. The well-being, motivation, recognition and development of our employees are some of our long standing hallmarks. On average, our employees have worked for us for more than eight years and our executive officers have worked with us for more than 22 years. We strive to maintain superior employee relationships, and monitor our success by conducting annual evaluations with all employees to address areas where we can improve. Additionally, we frequently benchmark employee pay to compensate our employees fairly in light of the market, and therefore promote talent retention. As an independent public company, we plan to provide equity incentives to retain and attract talented personnel, reward our employees’ performance, and align their interests with our shareholders.

•	Disciplined Culture. Our in-depth knowledge of our markets, credit approval processes and disciplined balance sheet growth strategies have allowed us to maintain our culture of soundness and compliance. We believe that the sophistication of our risk management practices is unique for a bank of our size. We strive to maintain our reputation above the interests of any particular officer or employee. As such, we believe that a commitment to strength and soundness, adherence to all applicable laws, and our code of ethics is the best way to ensure our continued strong reputation and success. We maintain a long-term focus on our financial performance by continually managing risk in our balance sheet with the goal of producing consistent results.

•	Investment in Technology. We also maintain a long-term focus on our franchise and have made significant investments in our information technology infrastructure, personnel and our digital banking products and services. We believe that these investments have enabled us to more effectively compete with larger institutions while retaining our ability to offer customized, relationship-based services to our customers, and to more easily accommodate future growth and expansion.

Our Growth Strategy

We believe that the spin-off will speed our execution of a number of growth strategies. Our focus will be profitable growth and maximizing shareholder returns. As part of our transition to being a standalone company, we are currently engaged in a comprehensive strategic planning process with outside consultants to improve our business and performance. This process is not complete, and may change. Key strategic initiatives that we currently expect to implement are:

•	Drive New Business Through Enhanced Customer Experience. We are actively working to enhance our customer service and overall customer experience. Our efforts include a new branch design and service model. Our next generation banking centers will increase staff interaction with customers with less focus on routine transactional activities. Our staff will be empowered to focus on identifying and addressing customers’ needs and problems. These additional interactions will enable us to promote the customers’ knowledge of and utilization of digital banking services, our broad product range and expand the service we provide to each household. Finally, we are completing the implementation of a new customer relationship management, or CRM, system that will allow us to proactively and efficiently identify customer needs, expand our services per household, and improve service quality and timeliness while reducing delivery costs.

•	Further Diversify Our Deposit Base. While we expect to continue to serve our valued foreign depositors, including our low-cost Venezuela deposits, we seek to continue to grow our domestic deposit base. We believe that our branch network’s customer-service-oriented approach, and our attractive product offerings and pricing will help us capture deposit market share in our highly competitive markets. We may also seek to open additional banking centers in Florida and Texas and expand our online deposit gathering, to include nationwide deposit taking. The online channel is expected to allow us to more quickly raise or lower deposit balances in an opportunistic fashion without having to consider fixed branch investments.

In order to grow our core deposit balances, and contain our overall deposit costs, we plan to continue to develop new products and product suites that will address our customers’ varying needs, expand our cross selling success and increase customer loyalty.

•	Further Diversify Our Wealth Management Offerings. The Bank offers brokerage, investment advisory and trust services through its wholly owned subsidiaries. Presently, our wealth management customer base is comprised almost entirely of wealthy foreign persons. We plan to use our qualified investment and trust staff, and extensive asset management infrastructure already in place, to seek additional domestic wealth management customers, including among our existing bank customers, increase fee revenues, and increase the member of services we offer per household and customer loyalty.

•	Leverage Our Lending Strengths to Expand Other Lines of Business. We believe that we possess a competitive strength in CRE lending in our three primary markets. We are also very knowledgeable in serving the needs of commercial customers in our Florida and Texas markets. We seek to further leverage our expertise in lending transactions by cross-selling our borrower’s deposit, treasury management and other deposit and fee generating services.

•	Seeking Continued Improvements in Operational Efficiency. As a MSF subsidiary, we offered certain products and services which we may not have offered as a standalone financial institution. Following the spin-off, we will evaluate the products and services we offer. As a result of this evaluation, certain of our products and services may be discontinued or modified due to risks or complexity, or insufficient volumes or profitability. We will also continue seeking operational efficiencies and other measures to improve our operating margins. We intend to improve operational efficiency by simplifying our business and enhancing our electronic banking services and customers’ utilization of more of our services. We seek further automation of our manual customer service and back office processes.

Recent and Other Developments

The Distribution approved by MSF required that the Distributed Shares be distributed on a one-for-one basis to holders of MSF Shares of record, and that MSF maintain a 19.9% ownership stake in us, following the Distribution. In February 2018 we exchanged 100% of our Company Shares, held by MSF in certificated form, for 74,212,408 shares of Class A common stock and 53,253,157 shares of Class B common stock, all in uncertificated form. We refer to this exchange as the Exchange. The sole purpose of the Exchange was to provide the appropriate number of Distributed Shares and Retained Shares for the spin-off. MSF owned 100% of the outstanding Company Shares before and after the Exchange.

On March 13, 2018, prior to all of the Company Shares being placed into the Trust, we paid a special one-time dividend of $40.0 million to MSF, which we refer to as the 2018 Special Dividend. Aside from the 2018 Special Dividend, we have paid a total of $2.7 million to MSF in three dividends since 1987.

We are evaluating a possible underwritten, initial public offering, or IPO, to sell newly issued shares of our common stock, along with a portion of the Retained Shares held by MSF. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” Any decision to undertake the IPO will be subject to market conditions, and other factors, many of which are outside of our control, and the IPO will not price prior to the 90th day following the Distribution Date.

MSF indirectly owns 100% of Mercantil Bank and Trust Limited (Cayman), a bank in the Cayman Islands, which we refer to as the Cayman Bank. The Cayman Bank is operated and managed by us, and serves a number of our trust and wealth management customers. We, intend to acquire the Cayman Bank for its book value (approximately $13.8 million), plus a premium reflecting its fair value in excess of book value. This acquisition is subject to the negotiation of a definitive agreement and the receipt of necessary regulatory approvals.

We are contemplating an internal reorganization, or Reorganization, involving a merger with a newly formed subsidiary of the Company following the Distribution to reduce the number of our shareholders and related shareholder maintenance costs. Presently, we contemplate that the Reorganization will provide that holders of less than approximately 300 shares of our Class A common stock or less than approximately 300 shares of our Class B common stock will receive solely the right to receive cash instead of fractional shares as a result of the Reorganization. The Reorganization may be subject to Federal Reserve approvals or waivers.

The Reorganization will be subject to the execution of a definitive agreement and necessary corporate and regulatory approvals or waivers, and a determination of the price to be paid for fractional shares resulting from the Reorganization. Such price may be based on the price of common stock realized in any IPO which we determine to conduct, or a volume weighted average price in the market prior to the Reorganization or after any IPO, or other value we may determine as appropriate. We do not expect that our shareholders will have any rights of dissent or appraisal in connection with the Reorganization. See “Risk Factors — Persons who trade in Company Shares between the Distribution and the Reorganization prior to any IPO, may realize significantly differed prices from those that may result from any Reorganization or potential IPO.”

Following the Reorganization, we plan to declare a stock split to bring the expected value of a share of our Class A common stock and a share of our Class B common stock to estimated values that we believe would improve their market liquidity.

The Spin-off

Please see “The Spin-off” for a more detailed description of the matters described below.

Distributing Company	Mercantil Servicios Financieros, C.A., or MSF.

Distributed Company	Mercantil Bank Holding Corporation, or the Company.

Distribution Trust	MSF has deposited 74,212,408 shares of Company Class A common stock, and 53,253,157 shares of Company Class B common stock, representing all outstanding Company Shares into a Florida, nondiscretionary grantor trust, established by the Distribution Trust Agreement, dated as of March 12, 2018, as amended by Amendment No. 1, dated as of June 12, 2018, together the Distribution Trust Agreement. We call this trust the Distribution Trust or the Trust.

Distribution Trustee	TMI Trust Company, a Texas trust company.

Distribution Ratio	Each registered holder of MSF common stock will receive one share of our Class A common stock for each share of MSF class A common stock held as of the record date, and one share of our Class B common stock for each share of MSF class B common stock held as of the record date. As of February 28, 2018, there were 59,444,975 shares of MSF class A common stock and 42,655,787 shares of MSF class B common stock issued and outstanding, including 1,435,954 MSF class A shares and 1,224,245 MSF class B shares held by MSF subsidiaries.

Distributed Shares	A total of 60,880,929 shares of our Class A common stock and 43,880,032 shares of our Class B common stock will be distributed to MSF shareholders of record as of the record date. The Distributed Shares will constitute 80.1% of outstanding Company Shares immediately after the Distribution. MSF shareholders will not be required to pay for shares received by them in the Distribution or to surrender or exchange shares of MSF common stock to receive Company Shares. The Distribution will not affect the number of MSF Shares you hold.

The Distributed Shares will be held in the Distribution Trust pending distribution for the benefit of MSF shareholders as of the record date.

MSF Cash Dividend	At the same time as MSF approved the Distribution, it declared an aggregate cash dividend of 2.6 billion Bolivars payable on the Distribution Date to holders of record of MSF Shares, which has been paid.

Retained Shares

The Trust will retain, for the benefit of MSF, 14,767,433 shares of our Class A common stock, and 10,597,370 shares of our Class B common stock, which is 19.9% of the total shares of each class outstanding. The Company Shares retained in the Trust after the Distribution, or the Retained Shares, will represent 19.9% of our outstanding shares of Class A and Class B common stock, respectively. The 19.9% of the Company Shares retained by MSF as a beneficiary of the Trust include any Company Shares held as of the recorded data by MSF subsidiaries. MSF has advised us that it intends to sell or dispose of these shares within two years following the spin-off, subject to market conditions and regulatory requirements, beginning no sooner than 90 days after the date of the Distribution, or Distribution Date.

During the Distribution Trust’s term the Retained Shares will be held in the Distribution Trust for the benefit of MSF, subject to sale or disposition. In the event of a change in control of MSF, the beneficial ownership of the Retained Shares will change to the Company in the form of a contribution of capital. See “Risk Factors—A change in control of MSF while it controls us would adversely affect us, our business and the Company Shares” and “The Spin-off—Retained Shares.”

Reasons for the Spin-off	MSF believes that the spin-off will protect and enhance value for its shareholders by creating opportunities and benefits, including:

•	simplification of the Company’s and MSF’s businesses and regulation as well as focusing on their respective strategies, core competencies and markets;

•	reduced economic and political risks to our subsidiaries and our shareholders;

•	creation of new capital raising opportunities in the U.S.;

•	improved shareholder liquidity resulting from holding U.S. listed Company Shares directly; and

•	reduced regulatory uncertainty for MSF and us.

Conditions to the Distribution	The Distribution is subject to the following customary conditions, which may be waived, to the extent permitted by law:

•	All third party consents as to material contracts, and governmental and regulatory approvals or actions have been received, and all conditions incident thereto have been satisfied or waived.

•	MSF and the Company shall have received the opinion of Jones Day, counsel to us, confirming that the Distribution should qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes.

•	The Spin-off Registration Statement shall have been declared effective by the SEC and no-stop orders are in effect.

See “Certain Relationships and Related Party Transactions” and “The Spin-off” for a description of the transaction documents.

Distribution Agent, Transfer Agent and Registrar for the Shares	Computershare, Inc. and Computershare Trust Company, N.A. will be the distribution agent for the Distribution, and the transfer agent for Company Shares.

Effecting the Distribution	To effect the Distribution, the distribution agent will distribute the shares of our common stock to MSF shareholders through direct registration book-entry on the transfer agent’s books and records rather than delivery of physical stock MSF shareholder should contact the appropriate persons under “Inquiries” at the beginning of this Information Statement. MSF shareholders who hold MSF common stock through a broker or other nominee may contact their broker or other nominee to confirm for the transfer of Company Shares received in the Distribution to their brokerage account. Please see “The Spin-off — Direct Registration System” for a more detailed description of the direct registration system and how shares of our common stock may be transferred to a brokerage account, and sold and transferred. No physical certificates representing our stock will be issued or delivered.

Record Date	The record date is April 2, 2018. Following the record date, holders of MSF common stock may trade any shares of MSF common stock they hold. As a result, holders of shares of MSF common stock as of the record date who sell their shares following the record date will receive Company Shares on the Distribution Date. Holders of shares of MSF common stock who acquire shares following the record date will not receive Company Shares on the Distribution Date with respect to MSF Shares acquired subsequent to the record date.

Expected Distribution Date From the Trust to MSF Shareholders	On or about , 2018.

Material U.S. Federal Income Tax Considerations	MSF shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. Federal income tax purposes as a result of the Distribution. See “Material U.S. Federal Income Tax Considerations” for a more detailed description of the U.S. Federal income tax consequences of the Distribution.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any U.S. federal, state, or local, or other income tax consequences of the Distribution.

Material Venezuela Income Tax Considerations	MSF has determined that the distribution of our Company Shares to MSF shareholders will be taxable to persons subject to Venezuela income taxation, including holders in the United States that are not Venezuela citizens. MSF has advised us that Venezuela income tax generally is computed in cases such as this at 34% of the taxable amount of the dividend decreed that is calculated based on the value that the Company Shares are carried on MSF’s books, or approximately 50.8 Bolivars per MSF Share, and an aggregate of 1.8 billion Bolivars.

At the same time as it approved the Distribution, MSF declared an aggregate cash dividend of 2.6 billion Bolivars, payable in Bolivars to holders of MSF Shares on the record date for the Distribution. This dividend, which has been paid, is subject to a 34% tax rate on persons subject to Venezuela income taxation, including holders in the United States that are not Venezuela citizens.

Under the treaty to avoid double taxation between Venezuela and the United States, U.S. shareholders may be subject to lower taxes in Venezuela, and may be able to deduct the tax as a credit against the United States tax on income. Since shareholders’ particular facts may differ, you are strongly encouraged to consult your own tax accountants or advisors to determine the Venezuela tax consequences to you, and properly pay such taxes when due. Neither we nor MSF have any obligations to pay any taxes that MSF shareholders may incur in connection with the spin-off, or to otherwise withhold any amounts with respect to any such tax obligations.

Stock Exchange Listing	There is no current market for our Company Shares. We intend to list our Class A common stock on the Nasdaq Stock Market under the symbol “MBNAA” and intend to list our Class B common stock on the Nasdaq Stock Market under the symbol “MBNAB.” There is no assurance that an active market for Company Shares will develop, and if it develops, its depth or whether it will continue. Because of its limited voting rights, our Class B common stock may trade at a discount to our Class A common stock.

Relationship Among MSF, Its Affiliates and Us after the Spin-off	We have operated separately from our non-U.S. affiliates, and following the spin-off, we will be a separate public company, and MSF will own 19.9% of the outstanding Company Shares. Three common directors of MSF and the Company are proposed to continue to serve as Company directors. We expect that as a result of its ownership in the Company and the interlocking directors, MSF will continue to be deemed to “control” the Company under the U.S. Bank Holding Company Act of 1956, or the BHC Act, and other U.S. banking laws.

We and MSF have entered into the amended and restated Separation Agreement, or Separation Agreement, for the purpose of accomplishing the spin-off. The Separation Agreement generally separates the Company and its subsidiaries from MSF, which is consistent with the basis of presentation of our historical financial statements, and sets forth the procedures for the spin-off, including the Distribution. Among other things, the Separation Agreement also includes noncompetition and nonsolicitation covenants that prevent MSF from competing with our business or soliciting our employees, customers, or vendors, and grants the Company a license to use the “Mercantil” name and marks until we develop a new name and marks. The Separation Agreement continues certain services and consulting arrangements from us to MSF for limited periods as part of separating from MSF. See “Risk Factors — The Bank has agreed to continue to provide certain services to MSF’s subsidiaries after the spin-off, which could present regulatory and operational risks to us.”

and “Certain Relationships and Related Party Transactions” for a more detailed description of these agreements.

Dividend Policy	We do not anticipate paying any dividends on Company Shares in the foreseeable future, and will retain earnings to support our business plan, including cash payable in our proposed Reorganization and the proposed purchase of the Cayman Bank, as described in this Information Statement. The declaration and payment of dividends, if any, will be subject to our board of directors’ discretion, and our earnings, liquidity and capital adequacy.

Anti-Takeover Effects	Some provisions of our amended and restated articles of incorporation, our amended and restated bylaws, Florida law, and U.S. Federal banking and income tax laws may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. See “Description of Capital Stock.”

Risk Factors	Our securities involve certain risks. MSF shareholders should carefully consider the matters discussed under “Risk Factors.”

Our Principal Executive Offices	220 Alhambra Circle, Coral Gables, FL 33134.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, the trading market for our securities may be reduced, and the prices of our securities may be traded at lower prices and experience greater volatility.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period, for as long as it is available.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act and (b) in which we have total annual gross revenue of at least $1.07 billion, (2) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently complete second fiscal quarter, and (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. References herein to “emerging growth company” have the meaning provided in the JOBS Act.

Non-GAAP Financial Measures

This information statement contains non-generally accepted accounting principles in the U.S., or GAAP, financial measures within the meaning of Regulation G promulgated by the SEC and includes a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

We use certain non-GAAP financial measures, many of which are included in this information statement, both to explain our results to stockholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors to view our performance using the same tools that our management uses to evaluate our past performance, reportable business segments and prospects for future performance, especially in light of the additional costs we have incurred in 2017 and 2018 in connection with the spin-off and related transactions.

While we believe that these non-GAAP financial measures are useful in evaluating our performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

Summary Historical Financial Information

The following table sets forth summary historical financial information derived from our unaudited interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017, and our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015. The financial information as of December 31, 2015 has been derived from our audited consolidated financial statements not included herein. The unaudited summary historical financial information may not reflect our results of operations for our fiscal year ended, or financial condition as of, December 31, 2018, or any other period of time or date. The summary historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and our audited consolidated financial statements and corresponding notes included elsewhere in this information statement.

Our historical consolidated financial data included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. See “Risk Factors — Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results.”

	March 31,	December 31,
	2018	2017	2016	2015
	(In thousands)
Consolidated Balance Sheet
Total assets	$8,423,594	$8,436,767	$8,434,264	$8,162,844
Total investments	1,827,477	1,846,951	2,182,737	2,106,015
Total loan portfolio (1)	5,950,450	6,066,225	5,764,761	5,623,222
Allowance for loan losses	72,118	72,000	81,751	77,043
Total deposits	6,280,206	6,322,973	6,577,365	6,519,674
Securities sold under agreements to repurchase	—	—	50,000	73,488
Junior subordinated debentures	118,110	118,110	118,110	118,110
Advances from the FHLB and other borrowings	1,233,000	1,173,000	931,000	722,250
Stockholders’ equity	712,272	753,450	704,737	682,403

	March 31,		December 31,
	2018	2017	2017	2016	2015
Consolidated Results of Operations Measures	(In thousands, except per share amounts and percentages)
Net interest income	$52,633	$48,351	$209,710	$191,933	$172,285
Provision for (reversal of) loan losses	—	4,097	(3,490)	22,110	11,220
Noninterest income	13,945	14,217	71,485	62,270	54,756
Noninterest expense	55,645	49,148	207,636	198,303	192,262
Net income	9,429	6,507	43,057	23,579	15,045
Basic and diluted income per common share (2)	0.07	0.05	0.34	0.18	0.12
Cash dividend declared per common share (2)	0.31	—	—	—	—

Other Financial and Operating Data (3)

Profitability Indicators (%)
Net interest income / Average total interest earning assets (NIM) (4)	2.70%	2.44%	2.63%	2.48%	2.26%
Net income / Average total assets (ROA) (5)	0.45%	0.31%	0.51%	0.29%	0.19%
Net income / Average stockholders’ equity (ROE) (6)	5.04%	3.66%	5.62%	3.29%	2.14%

Capital Adequacy Indicators (%)
Total capital ratio (7)	12.94%	13.00%	13.31%	13.05%	12.91%
Tier I capital ratio (8)	11.87%	11.85%	12.26%	11.86%	11.78%
Tier I leverage ratio (9)	9.77%	9.64%	10.15%	9.62%	9.88%
Common equity tier I capital ratio (CET1) (10)	10.29%	10.25%	10.68%	10.25%	10.12%

	March 31,		December 31,
	2018	2017	2017	2016	2015
Consolidated Results of Operations Measures	(In thousands, except per share amounts and percentages)

Asset Quality Indicators (%)
Non-performing assets / Total assets (11)	0.39%	0.74%	0.32%	0.85%	0.95%
Non-performing loans / Total loan portfolio (1) (12)	0.54%	1.06%	0.44%	1.23%	1.38%
Allowance for loan losses / Total non-performing loans (12) (13)	223.92%	127.75%	267.18%	115.25%	99.55%
Allowance for loan losses / Total loan portfolio (1) (13)	1.21%	1.35%	1.19%	1.42%	1.37%
Net charge-offs (recoveries) / Average total loan portfolio (14)	NM	0.11%	0.11%	0.32%	(0.01)%

Efficiency Indicators
Noninterest expense / Average total assets (5)	2.65%	2.31%	2.45%	2.41%	2.41%
Personnel expense / Average total assets (5)	1.62%	1.52%	1.55%	1.58%	1.53%
Efficiency ratio (15)	83.58%	78.55%	73.84%	78.01%	84.68%

	March 31,	December 31, 2017
Adjusted Selected Consolidated Results of Operations and Other Data (16) (17)	2018
	(In thousands, except per share amounts and percentages)

Adjusted noninterest expense	$52,807	$202,391
Adjusted net income before income tax	13,771	82,294
Adjusted net income	11,876	45,988
Adjusted basic and diluted income per common share	0.09	0.36
Adjusted net income / Average total assets (ROA) (5)	0.57%	0.54%
Adjusted net income / Average stockholders’ equity (ROE) (6)	6.35%	6.00%
Adjusted noninterest expense / Average total assets (5)	2.51%	2.38%
Adjusted efficiency ratio (18)	79.32%	71.98%

(1)	Outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(2)	The earnings per share reflect the Exchange that changed the number of Company Shares held by MSF without changing its 100% ownership of the Company.
(3)	Operating data for the three months ended March 31, 2018 and 2017 have been annualized.
(4)	Net interest margin is defined as net interest income divided by average interest-earning assets, which are loans, securities available for sale, deposits with banks and other financial assets which, yield interest or similar income.
(5)	Calculated based upon the average daily balance of total assets, excluding assets under management and custody.
(6)	Calculated based upon the average daily balance of equity.
(7)	Total Capital divided by total risk-weighted assets, calculated according to the standardized capital ratio calculations.
(8)	Tier 1 capital divided by total risk-weighted assets.
(9)	Tier 1 capital divided by fourth quarter’s average assets. Tier 1 capital is composed of Common Equity Tier 1 capital plus outstanding Qualifying Trust Preferred Securities of $109.8 million at March 31, 2018, $110.1 million at March 31, 2017, $109.9 million at December 31, 2017, $110.1 million at December 31, 2016 and $110.4 million at December 31, 2015.
(10)	Common Equity Tier 1 capital divided by total risk-weighted assets.
(11)	Non-performing assets include all non-performing loans and OREO properties acquired through or in lieu of foreclosure.
(12)	Non-performing loans include all accruing loans past due by more than 90 days, and all non-accrual loans. Non-performing loans were $32.2 million, $62.1 million, $27.0 million, $70.9 million and $77.4 million, as of March 31, 2018 and 2017 and as of December 31, 2017, 2016 and 2015, respectively.
(13)	Allowance for loan losses was $72.1 million, $79.4 million, $72.0 million, $81.8 million and $77.0 million, as of March 31, 2018 and 2017 and December 31, 2017, 2016 and 2015, respectively. See Note 4 of our audited consolidated financial statements and Note 4 of our unaudited interim consolidated financial statements for more details on our impairment models.
(14)	Calculated based upon the average daily balance of the outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(15)	Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and net interest income.

(16)	This presentation contains financial information determined by methods other than GAAP. The following table reconciles these non-GAAP financial measurements to the comparable GAAP financial measurements as of and for periods presented:

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017
	(In thousands, except per share amounts and percentages)

Total noninterest expenses	$55,645	$207,636

Less spin-off costs:
Accounting and consulting fees	1,294	2,400
Legal fees	1,000	2,000
Other expenses	544	845

Total spin-off costs	2,838	5,245

Adjusted noninterest expenses	$52,807	$202,391

Total net income before income tax	$10,933	$77,049
Plus: Total spin-off costs	2,838	5,245

Adjusted net income before income tax	$13,771	$82,294

Total net income	$9,429	$43,057

Plus after-tax total spin-off costs:
Total spin-off costs before income tax benefit	2,838	5,245
Income tax benefit	(391)	(2,314)

Total after-tax spin-off costs	2,447	2,931

Adjusted net income	$11,876	$45,988

Basic and diluted income per common share	$0.07	$0.34
Plus: after tax impact of total spin-off costs	0.02	0.02

Total adjusted basic and diluted income per common share	$0.09	$0.36

Net income / Average total assets (ROA) (5)	0.45%	0.51%
Plus: after tax impact of total spin-off costs	0.12%	0.03%

Adjusted net income / Average total assets (ROA) (5)	0.57%	0.54%

Net income / Average stockholders’ equity (ROE) (6)	5.04%	5.62%
Plus: after tax impact of total spin-off costs	1.31%	0.38%

Adjusted net income / Average stockholders’ equity (ROE) (6)	6.35%	6.00%

Noninterest expense / Average total assets (5)	2.65%	2.45%
Plus: impact of total spin-off costs	(0.14)%	(0.07)%

Adjusted noninterest expense / Average total assets (5)	2.51%	2.38%

Efficiency ratio	83.58%	73.84%
Plus: impact of total spin-off costs	(4.26)%	(1.86)%

Adjusted efficiency ratio	79.32%	71.98%

(17)	Non-GAAP financial measures are not included as of and for the periods ended March 31, 2017 and December 31, 2016 and 2015 because no spin-off costs existed for those periods.
(18)	Adjusted efficiency ratio is the efficiency ratio plus the impact of total spin-off costs.

NM Not Meaningful

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our Company Shares.

Risks Related to Our Business

Any of the following risks could harm our business, results of operations and financial condition and the value of an investment in our stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Market conditions and economic cyclicality may adversely affect our industry.

We are exposed to downturns in the U.S. economy and market conditions generally. We believe the following, among other things, may affect us in 2018 and beyond:

•	We expect to face continued high levels of regulation of our industry as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, related rulemaking and other initiatives by the U.S. government and its regulatory agencies, including the Consumer Financial Protection Bureau, or the CFPB. Compliance with such laws and regulations may increase our costs, reduce our profitability, and limit our ability to pursue business opportunities and serve customers’ needs. Various pending bills in Congress and statements by our regulators may offer some regulatory relief for banking organizations of our size. We believe that comprehensive regulatory relief will be slow and contentious. We are uncertain about the scope, nature and timing of any regulatory relief, and its effect on us.

•	Although unemployment nationally is low, the economy is growing relatively slowly. The Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, adopted in September 2014, a normalization of monetary policy, or the Federal Reserve Normalization Policy, which includes gradually raising the Federal Reserve’s target range for the Federal Funds rate to more normal levels and gradually reducing the Federal Reserve’s holdings of U.S. government and agency securities. The Federal Reserve’s target Federal Funds rate has increased seven times since December 2015 in 25 basis point increments from 0.25% to 2.00% on June 13, 2018. Although the Federal Reserve considers the target Federal Funds rate its primary means of monetary policy normalization, in September 2017, it also began reducing its securities holding by not reinvesting the principal of maturing securities, subject to certain monthly caps on amounts not reinvested. Such reduction may also push interest rates higher and reduce liquidity in the financial system. We expect the Federal Reserve to continue to increase target rates at a moderate pace, subject to potential pauses due to any new domestic or global events. The nature and timing of any changes in monetary policies and their effect on us and the Bank cannot be predicted. The turnover of a majority of the Federal Reserve Board and the members of its Federal Open Market Committee, or FOMC, and the appointment of a new Federal Reserve Chairman may result in changes in policy and timing and amount of monetary policy normalization.

•	Market developments, including employment and price levels, stock market volatility and declines, and tax changes, such as the Tax Cuts and Jobs Act of 2017, or the 2017 Tax Act, signed into law by the President on December 22, 2017, may affect consumer confidence levels from time to time in different directions, and may cause adverse changes in payment behaviors and payment rates, causing increases in delinquencies and default rates, which could affect our charge-offs and provisions for credit losses.

•

Our ability to assess the creditworthiness of our customers and those we do business with, and to estimate the values of our assets and collateral for loans may be impaired if the models and approaches we use become less predictive of future behaviors and valuations. The process we use to estimate losses inherent in our credit exposure, or estimate the value of certain assets, requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how those economic predictions might affect the ability of our borrowers to repay their loans or the value of assets.

•	The 2017 Tax Act substantially limits the deductibility of all state and local taxes for U.S. taxpayers, including property taxes, and lowers the cap on the amount of primary and secondary residential mortgage indebtedness for which U.S. taxpayers may deduct interest. These changes, together with increases in interest rates, generally, could have adverse effects on home sales, the volume of new mortgage and home equity loans and the values and salability of residences held as collateral for loans.

•	Our ability to borrow from and engage in other business with other financial institutions on favorable terms, or at all, could be adversely affected by disruptions in the capital markets or other events, including, among other things, investor expectations and changes in regulations in the U.S. and foreign markets.

•	Failures of other financial institutions in our markets and increasing consolidation of financial services companies as a result of market conditions could increase our deposits and assets and necessitate additional capital, and could have unexpected adverse effects upon us and our business.

•	The “Volcker Rule,” including final regulations adopted in December 2013, may affect us adversely by reducing market liquidity and securities inventories at those institutions where we buy and sell securities for our portfolio and increasing the bid-ask spreads on securities we purchase or sell. These rules have decreased the range of permissible investments, such as certain collateralized loan obligation interests, which we could otherwise use to diversify our assets and for asset/liability management. Legislation that removed Volcker Rule restrictions on banks under $10 billion in assets was enacted on May 24, 2018. See “Supervision and Regulation — Other Legislative and Regulatory Changes.”

Our success depends on general and local economic conditions where we operate.

Our success depends on the economic conditions, generally, especially in the geographic markets we serve. The local economic conditions in our markets have a significant effect on our commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the regions where our loans are originated, primarily South Florida, the greater Houston, Texas area and the greater New York City area, especially the five New York City boroughs, and secondarily in four Latin American countries with investment-grade sovereign ratings (Chile, Colombia, Mexico and Peru) and one without an investment-grade sovereign rating (Brazil) where we have trade financing and financial institution credits, could negatively affect our results of operations and our profitability. As of March 31, 2018 and December 31, 2017 we had $178.5 million and $182.7 million of consumer loans and residential mortgage loans secured by properties in the U.S. outstanding to Venezuelan persons, respectively. This exposure to Venezuelan borrowers includes $35.1 million and $37.6 million of other loans at March 31, 2018 and December 31, 2017, respectively. Further, our loan production, generally, is subject to seasonability, with the lowest volume typically in the first quarter of each year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition.”

Nonperforming and similar assets take significant time to resolve and may adversely affect our results of operations and financial condition.

At March 31, 2018 and 2017, our nonperforming loans totaled $32.2 million and $62.1 million, respectively, or 0.54% and 1.06% of total loans, respectively. In addition, we had approximately $0.3 million and $0.4 million of OREO at March 31, 2018 and 2017, respectively. Our non-performing assets may adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or OREO, and these assets require higher loan administration and other costs, thereby adversely affecting our income. Decreases in the value of these assets, or the underlying collateral, or in the related borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires commitments of time from management, which can be detrimental to their other responsibilities. There can be no assurance that we will not experience increases in nonperforming loans, OREO and similar nonperforming assets in the future.

Our allowance for loan losses may prove inadequate or we may be negatively affected by credit risk exposures.

We periodically review our allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and nonperforming assets. We cannot be certain that our allowance for loan losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets, and changes in borrower behaviors. Differences between our actual experience and assumptions and the effectiveness of our models may adversely affect our business, financial condition, including liquidity and capital, and results of operations. The Financial Accounting Standards Board, or FASB, adopted Accounting Standards Update, or ASU, No. 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or CECL, on June 16, 2016, which changed the loss model to take into account current expected credit losses. This accounting pronouncement is expected to be applicable to us, as an emerging growth company, effective for our fiscal year beginning January 1, 2021, but we have not yet determined how it will affect our results of operations and financial condition.

Our valuation of securities and investments and the determination of the amount of impairments taken on our investments are subjective and, if changed, could materially adversely affect our results of operations or financial condition.

Fixed maturity securities, as well as short-term investments that are reported at estimated fair value, represent the majority of our total investments. We define fair value generally as the price that would be received in the sale of an asset or paid to transfer a liability. Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities if trading becomes less frequent or market data becomes less observable. In addition, in times of financial market disruption, certain asset classes that were in active markets with significant observable data may become illiquid. In those cases, the valuation process includes inputs that are less observable and require more subjectivity and management judgment. Valuations may result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially affect the valuation of securities in our financial statements and the period-to-period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold may have a material adverse effect on our financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

The determination of the amount of impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We reflect any changes in impairments in earnings as such evaluations are revised. However, historical trends may not be indicative of future impairments. In addition, any such future impairments or allowances could have a materially adverse effect on our earnings and financial position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates.”

If our business does not perform well, we may be required to recognize an impairment of our goodwill or other long-lived assets or to establish a valuation allowance against the deferred income tax asset, which could adversely affect our results of operations or financial condition.

We had goodwill of $19.2 million on March 31, 2018 and December 31, 2017. We perform our goodwill impairment testing annually using a process, which requires the use of estimates and judgment. The estimated fair value of the reporting unit is affected by the performance of the business, which may be especially diminished by prolonged market declines. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Although we have had no goodwill write-downs historically, any such write-downs could have an adverse effect on our results of operations or financial position.

Long-lived assets, including assets such as real estate, also require impairment testing. This testing is done to determine whether changes in circumstances indicate that we will be unable to recover the carrying amount of these assets. Such write-downs could have a material adverse effect on our results of operations or financial position.

Deferred income tax represents the tax effect of the timing differences between financial accounting and tax reporting. Deferred tax assets, or DTAs, are assessed periodically by management to determine whether they are realizable. Factors in management’s determination include the performance of the business, including the ability to generate future taxable income. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Such charges could have a material adverse effect on our results of operations or financial position. In addition, changes in the corporate tax rates could affect the value of our DTAs and may require a write-off of some of those assets. The 2017 Tax Act reduced the U.S. corporate income tax rate to 21% effective for periods starting January 1, 2018, from a prior rate of 35%. At March 31, 2018, we had net DTAs with a book value of $24.5 million, based on a U.S. corporate income tax rate of 21%. In December 2017 we had a remeasurement of net DTAs and recorded $9.6 million in additional tax expense and a corresponding reduction in net income as a result of the 2017 Tax Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Policies and Estimates.”

Defaults by or deteriorating asset quality of other financial institutions could adversely affect us.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, central clearinghouses, commercial banks, investment banks, hedge funds and investment funds, our correspondent banks and other financial institutions, especially those in the Latin American countries where we make such loans. Many of these transactions expose us to credit risk in the event of the default of our counterparty. In addition, with respect to secured transactions, credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices insufficient to recover the full amount of the loan or derivative exposure due to us. We also may have exposure to these financial institutions in the form of unsecured debt instruments, derivatives and other securities. Further, potential action by governments and regulatory bodies in response to financial crises affecting the global banking system and financial markets, such as nationalization, conservatorship, receivership and other intervention, whether under existing legal authority or any new authority that may be created, or lack of action by governments and central banks, as well as deterioration in the banks’ creditworthiness, could adversely affect the value and/or liquidity of these instruments, securities, transactions and investments or limit our ability to trade with them. Any losses or impairments to the carrying value of these investments or other changes may materially and adversely affect our results of operations and financial condition.

In addition we maintain credit relationships with large financial institutions that we believe are of the highest quality in Brazil, Chile, Colombia, Mexico and Peru. In addition to the risks posed by relationships with U.S. counterparty financial institutions, transactions with foreign financial institutions may be subject to currency and exchange rate controls, regulation, inflation or deflation, and fiscal and monetary policies in the foreign countries that are significantly different than in the U.S.

Our operations are subject to risk of loss from unfavorable fiscal, monetary and political developments in the U.S. and other countries where we do business.

Our businesses and earnings are affected by the fiscal, monetary and other policies and actions of various U.S. and non-U.S. governmental and regulatory authorities. Changes in these are beyond our control and are difficult to predict and, consequently, changes in these policies could have negative effects on our activities and results of operations.

Our businesses and revenue are subject to risks inherent in making loans and executing transactions with counterparties located in Latin America. Our domestic business, including loans, deposits and wealth management, services persons from or dependent upon businesses or wealth from Venezuela and other Latin American countries, and are, therefore, subject to risk inherent to those countries. These risks include, among others, effects from slow or negative growth or recessionary or worse economic conditions, inflation and hyper-inflation, currency controls and volatility, and the risk of loss from unfavorable political, legal or other developments, including social or political instability, in the countries or regions in which such counterparties operate, as well as the other risks and considerations as described further below.

Various countries or regions in which we, our counterparties or our customers operate or invest have in the past experienced severe economic disruptions particular to those countries or regions. In some cases, concerns regarding the fiscal condition of one or more countries and currency and exchange controls and other measures adopted by one country could cause other countries in the same region or beyond to experience a contraction of available credit, market and price volatility, illiquidity and reduced cross-border trading and financing activity.

Our results of operations from international activities and customers from other countries may be subject to adverse changes as a result of the above considerations, as well as possible governmental actions, including expropriation, nationalization, confiscation of assets, price controls, capital controls, exchange controls, and changes in laws and regulations. The effects of these changes could be magnified in smaller, less liquid and more volatile foreign markets.

Conducting business in countries and having customers in countries with less developed legal and regulatory regimes, or with currency controls often requires devoting significant additional resources to understanding, and monitoring changes in, local laws and regulations, as well as compliance with local laws and regulations and implementing and administering related risk policies and procedures. We can also incur higher costs, and face greater compliance risks, in structuring and operating our businesses outside the U.S. to comply with U.S. anti-corruption, anti-money laundering and other laws, regulations and sanctions. Failure to comply with such rules in our international activities could adversely affect our results of operations and regulatory relations in the U.S. and elsewhere.

Changes in the real estate markets, including the secondary market for residential mortgage loans, may adversely affect us.

The effects of the CFPB changes to mortgage and servicing rules effective at the beginning of 2014, the CFPB’s new unified Truth in Lending Act and the Real Estate Settlement Procedures Act, or RESPA, rules for closed end credit transactions secured by real property that became effective in October 2015, often called TRID rules, enforcement actions, reviews and settlements, changes in the securitization rules under the Dodd-Frank Act, including the risk retention rules that became effective December 24, 2016, and the Basel III Capital Rules (see “Supervision and Regulation — Basel III Capital Rules”) could have serious adverse effects on the mortgage markets and our mortgage operations.

The TRID rules have affected our current and proposed mortgage business and have increased our costs as a result of our compliance efforts. In addition, the CFPB’s final regulations implementing the Dodd-Frank Act, which require that lenders determine whether a consumer has the ability to repay a mortgage loan, which became effective in January 2014, have limited the secondary market for and liquidity of many mortgage loans that are not “qualified mortgages.”

Increasing interest rates and the 2017 Tax Act’s limitations on the deductibility of residential mortgage interest and state and local property and other taxes could adversely affect consumer behaviors and the volumes of housing sales, mortgage and home equity loan originations, as well as the value and liquidity of residential property held as collateral by lenders such as the Bank, and the secondary markets for residential loans. Acquisition, construction and development loans for residential development may be similarly adversely affected.

The Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, have been in conservatorship since September 2008. Minimal capital at Fannie Mae and Freddie Mac, the levels of risky assets at the Federal Housing Administration, or the FHA, and its relatively low capital and reserves for losses, the current levels of home sales, and the risks of interest rates increasing materially from historically low levels, as well as the 2017 Tax Act, could also have serious adverse effects on the mortgage markets and our mortgage operations. Such adverse effects could include, among other things, price reductions in single family home values, further adversely affecting the liquidity and value of collateral securing commercial loans for residential acquisition, construction and development, as well as residential mortgage loans that we hold, mortgage loan originations and gains on sale of mortgage loans. In the event our allowance for loan losses is insufficient to cover such losses, if any, our earnings, capital and liquidity could be adversely affected.

Fannie Mae and Freddie Mac restructuring may adversely affect the mortgage markets and our sales of mortgages we originate.

Fannie Mae and Freddie Mac remain in conservatorship, and although legislation has been introduced at various times to restructure Fannie Mae and Freddie Mac to take them out of conservatorship and substantially change the way they conduct business in the future, no proposal has been enacted. Through 2017, all of Fannie Mae and Freddie Mac’s earnings above a specified capital reserve have been swept into the U.S. Department of the Treasury, or the Treasury Department, and have not been available to build Fannie Mae’s and Freddie Mac’s capital. At the end of 2017, the capital reserve was increased to $3 billion for each of Fannie Mae and Freddie Mac.

In February 2018 Fannie Mae reported that the 2017 Tax Act had reduced its DTAs, and that it had a net worth deficit of $3.7 billion as of December 31, 2017. To eliminate its net worth deficit, the Treasury Department provided Fannie Mae with $3.7 billion of capital in the first quarter of 2018. As a result, Fannie Mae reported that it had a net worth of $3.9 billion as of March 31, 2018. Freddie Mac had a net worth deficit of $312 million at December 31, 2017, and the Treasury Department provided Freddie Mac with $312 million of capital in the first quarter of 2018. As a result, Freddie Mac reported that it had a net worth of $2.2 billion as of March 31, 2018.

Since Fannie Mae and Freddie Mac dominate the residential mortgage markets, any changes in their structure and operations, as well as their respective capital, could adversely affect the primary and secondary mortgage markets, and our residential mortgage businesses, our results of operations and the returns on capital deployed in these businesses.

We may be contractually obligated to repurchase mortgage loans we sold to third-parties on terms unfavorable to us.

As a routine part of our business, we originate mortgage loans that we subsequently sell to investors. We do not currently originate mortgage loans for direct sale to any governmental agencies and government sponsored enterprises, or GSEs, such as Fannie Mae or Freddie Mac but expect to make such direct sales in the future. In connection with the sale of these loans to private investors and GSEs, we make customary representations and warranties, the breach of which may result in our being required to repurchase the loan or loans. Furthermore, the amount paid may be greater than the fair value of the loan or loans at the time of the repurchase. No mortgage loan repurchase requests have been made to us; however, if repurchase requests were made to us, we may have to establish reserves for possible repurchases, which could adversely affect our results of operations and financial condition.

Mortgage Servicing Rights, or MSRs, requirements may change and require us to incur additional costs and risks.

The CFPB adopted new residential mortgage servicing standards in January 2014 that add additional servicing requirements, increase our required servicer activities and delay foreclosures, among other things. These may adversely affect our costs to service residential mortgage loans, and together with the Basel III Capital Rules, may decrease the returns on our MSRs.

The CFPB and the bank regulators continue to bring enforcement actions and develop proposals, rules and practices that could increase the costs of providing mortgage servicing. Historically, we have not serviced mortgage loans for others. However, if we were to provide servicing in the future, regulation of mortgage servicing could make it more difficult and costly to timely realize the value of collateral securing such loans upon a borrower default.

Our concentration of CRE loans could result in further increased loan losses, and adversely affect our business, earnings, and financial condition.

CRE is cyclical and poses risks of possible loss due to concentration levels and risks of the assets being financed, which include loans for the acquisition and development of land and residential construction. The federal bank regulators released guidance in 2006 on “Concentrations in Commercial Real Estate Lending.” The guidance defines CRE loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property, where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third-party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Loans to real-estate investment trusts, or REITs, and unsecured loans to developers that closely correlate to the inherent risks in CRE markets would also be considered CRE loans under the guidance. Loans on owner occupied CRE are generally excluded.

The Bank’s portfolio of CRE loans was 333.47% of its risk-based capital, or 48.24% of its total loans, as of March 31, 2018 compared to 317.39% of its risk-based capital, or 46.03% of its total loans, as of March 31, 2017. The banking regulators continue to scrutinize CRE lending and further addressed their concerns over CRE activity in December 2016, requiring banks with higher levels of CRE loans to implement more robust underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for possible losses and capital levels as a result of CRE lending growth and exposures. Lower demand for CRE, and reduced availability of, and higher costs for, CRE lending could adversely affect our CRE loans and sales of our OREO, and therefore our earnings and financial condition, including our capital and liquidity.

As of March 31, 2018, approximately 53.3% of total CRE loans were in Miami-Dade, Broward and Palm Beach counties, Florida, 17.6% were in the greater Houston, Texas area, and 24.4% were in the greater New York City area, including all five boroughs. Our CRE loans are affected by economic conditions in those markets.

Our profitability and liquidity may be affected by changes in interest rates and interest rate levels, the shape of the yield curve and economic conditions.

Our profitability depends upon net interest income, which is the difference between interest earned on assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected by market interest rates changes where the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently our results of operations, are affected by general economic conditions (domestic and international) and fiscal and monetary policies, as well as expectations of these rates and policies, and the shape of the yield curve.

Our balance sheet is asset sensitive. Therefore, a decrease in interest rates or a flattening of the yield curve could adversely affect us, generally.

Our income is primarily driven by the spread between these rates. As a result, a steeper yield curve, meaning long-term interest rates are significantly higher than short-term interest rates, would provide the Bank with a better opportunity to increase net interest income. Conversely, a flattening U.S. yield curve could pressure our net interest margin as our cost of funds increases relative to the spread we can earn on our assets. In addition, net interest income could be affected by asymmetrical changes in the different interest rate indexes, given that not all of our assets or liabilities are priced with the same index. The Federal Reserve Normalization Policy, which is gradually increasing the Federal Reserve’s target Federal Funds rates and decreasing the Federal Reserve’s holdings of securities, may have unpredictable effects on the shape of the yield curve and longer term interest rates.

The production of mortgages and other loans and the value of collateral securing our loans, are dependent on demand within the markets we serve, as well as interest rates. Increases in interest rates generally decrease the market values of fixed-rate, interest-bearing investments and loans held, the value of mortgage and other loans produced and the value of loans sold, mortgage loan activities and the collateral securing our loans, and therefore may adversely affect our liquidity and earnings, to the extent not offset by potential increases in our net interest margin.

The 2017 Tax Act, including its fiscal stimulus, limitations on the deductibility of residential mortgage interest and business interest expenses and other changes, could have mixed effects on economic activity and reduce the demand for loans and increase competition among lenders for loans. This act could also promote inflation and higher interest rates.

Many of our loans and our obligations for borrowed money are priced based on variable interest rates tied to the London Interbank Offering Rate, or LIBOR. We are subject to risks that LIBOR may no longer be available as a result of the United Kingdom’s Financial Conduct Authority ceasing to require the submission of LIBOR quotes in 2021.

The potential cessation of LIBOR quotes in 2021 creates substantial risks to the banking industry, including us. Unless alternative rates can be negotiated, our floating rate loans, funding and derivative obligations that specify the use of a LIBOR index, will no longer adjust and may become fixed rate instruments at the time LIBOR ceases to exist. This would adversely affect our asset/liability management and could lead to more asset and liability mismatches and interest rate risk unless LIBOR alternatives are developed. It could also cause confusion that could disrupt the capital and credit markets as a result of confusion or uncertainty.

The Federal Reserve has sponsored the Alternative Reference Rates Committee, or ARRC, which serves as a forum to coordinate and track planning as market participants currently using LIBOR consider (a) transitioning to alternative reference rates where it is deemed appropriate and (b) addressing risks in legacy contracts language given the possibility that LIBOR might stop. On April 3, 2018 the Federal Reserve began publishing three new reference rates, including the Secured Overnight Financing Rate, or SOFR. ARRC has recommended SOFR as the alternative to LIBOR. The Financial Stability Board has taken an interest in LIBOR and possible replacement indices. The International Organisation of Securities Commissions, or IOSCO, has been active in this area and is expected to call on market participants to have backup options if a reference rate, such as LIBOR, ceases publication. It cannot be predicted whether SOFR or another index or indices will become a market standard that replaces LIBOR, and if so, the effects on our customers, or our future results of operations or financial condition.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, proceeds from loan repayments or sales, and other sources could have a substantial negative effect on our liquidity. Our funding sources include Federal Funds purchased, securities sold under repurchase agreements, core and non-core deposits (domestic and foreign), and short-and long-term debt. We maintain a portfolio of securities that can be used as a source of liquidity. We are also members of the Federal Home Loan Bank of Atlanta, or FHLB, and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. There are other sources of liquidity available to us or the Bank should they be needed, including our ability to acquire additional non-core deposits (such as reciprocal deposit programs such as CDARs, and brokered deposits). We may be able, depending upon market conditions, to otherwise borrow money or issue and sell debt and preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or the economy in general. Our ability to borrow or obtain funding, if needed, could also be impaired by factors that are not specific to us, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

The Company is an entity separate and distinct from the Bank. The Federal Reserve Act, Section 23A, limits our ability to borrow from the Bank, and the Company generally relies on dividends paid from the Bank for funds to meet its obligations, including under its outstanding trust preferred securities. The Bank’s ability to pay dividends is limited by law, and may be limited by regulatory action to preserve the Bank’s capital adequacy. Any such limitations could adversely affect the Company’s liquidity.

Certain funding sources may not be available to us and our funding sources may prove insufficient and/or costly to replace.

Although we have historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions change. The use of brokered deposits has been particularly important for the funding of our operations. If we are unable to issue brokered deposits, or are unable to maintain access to other funding sources, our results of operations and liquidity would be adversely affected. Our ability to accept, renew or replace brokered deposits without prior regulatory approval will be limited if the Bank does not remain well-capitalized.

Alternative funding to deposits may carry higher costs than sources currently utilized. If we are required to rely more heavily on more expensive and potentially less stable funding sources, profitability and liquidity could be adversely affected. We may determine to seek debt financing in the future to achieve our long-term business objectives. Any Company or Bank debt that is to be treated as capital for bank regulatory purposes requires prior Federal Reserve approval, which the Federal Reserve may not grant. Additional borrowings, if sought, may not be available to us, or if available, may not be on acceptable terms. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our credit ratings and our credit capacity. In addition, the Bank may seek to sell loans as an additional source of liquidity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

Our Venezuelan deposit concentration means conditions in Venezuela could adversely affect our operations.

At March 31, 2018, 47.5% of our deposits, or approximately $3.0 billion, were from Venezuelans. The Bank’s Venezuelan deposits declined 23.9% from December 31, 2015 to March 31, 2018. These declines were due in part to actions by the Company to reduce its compliance costs and from economic conditions in Venezuela that adversely affected our Venezuelan customers wealth and use of deposits to fund living expenses. All of the Bank’s deposits are denominated in Dollars. Adverse economic conditions in Venezuela may continue to adversely affect our Venezuelan deposit base and our ability to retain and grow these relationships, as customers rely on their Dollar deposits to spend without being able to earn additional Dollars. Venezuela’s currency controls and its official currency exchange rates for converting Bolivars into Dollars diverge widely from open market exchange rates. According to the International Monetary Fund’s World Economic Outlook, Venezuela’s annual inflation rate is projected to exceed 13,000% in 2018 and more recent estimates are substantially higher. All of these factors greatly influence our Venezuelan customers’ access to Dollars and their ability to replenish the Dollars they consume.

Foreign deposits require additional scrutiny and higher costs to originate and maintain than domestic deposits in the U.S. The Bank has adopted strategies to manage and retain its foreign deposits consistent with U.S. anti-money laundering laws. If these strategies are unsuccessful, or economic conditions or other conditions worsen in Venezuela or our regulators restrict the Bank from taking its customers’ deposits, our volume of deposits from Venezuelan sources may decline further. A significant or sudden decline in our deposits from Venezuelan customers could adversely affect our results of operations, and financial condition, including liquidity.

Our brokered deposits and wholesale funds increase our liquidity risks, and could increase our deposit insurance costs.

Our brokered deposits at March 31, 2018 were 11.5% of total deposits. Wholesale funding, including FHLB advances and brokered deposits represented 27.2% of our funding at March 31, 2018 and increased 16.0% since 2016. The Federal Deposit Insurance Corporation, or FDIC, adjusts its deposit insurance assessments by up to 10 basis points annually for institutions that have brokered deposits exceeding 10% of total deposits where the bank also exceeds a certain risk level. More rigorous standards may also apply to banks with more than $10 billion in assets. In addition, excessive reliance on brokered deposits and wholesale funding is viewed by the regulators as potentially risky for all institutions, and may adversely affect our liquidity and the regulatory views of our liquidity. Institutions that are less than well-capitalized may be unable to raise or renew brokered deposits under the prompt corrective action rules. See “Supervision and Regulation — Capital.”

Our cost of funds may increase as a result of general economic conditions, interest rates, inflation and competitive pressures.

Although the Federal Reserve has raised the target Federal Funds rate seven times between December 2015 and June 2018, the Federal Reserve has kept interest rates low over recent years, and the Federal government continues large deficit spending. Our costs of funds may increase as a result of general economic conditions, interest rates and competitive pressures, and potential inflation resulting from government deficit spending and the effects of the 2017 Tax Act and monetary policies. Traditionally, we have obtained funds principally through deposits, including deposits from foreign persons, and borrowings from other institutional lenders. Generally, we believe deposits are a cheaper and more stable source of funds than borrowings because interest rates paid for deposits are typically lower than interest rates charged for borrowings from other institutional lenders. We expect that our future growth will depend on our ability to retain and grow a strong, low-cost deposit base from U.S. domiciled persons. Increases in interest rates could also cause consumers to shift their funds to more interest bearing instruments and to increase the competition for funds. While the Federal Reserve has stated it intends to gradually increase interest rates, interest rates could increase more or more quickly than anticipated, and the competition for deposits could increase. If customers reduce the mix of their interest bearing and noninterest bearing deposits, or move money to higher rate deposits or other interest bearing assets offered by competitors or from transaction deposits to higher interest bearing time deposits, we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations and growth, which could materially and adversely affect our results of operations and financial condition, including liquidity.

Our investment advisory and trust businesses could be adversely affected by conditions affecting our Venezuelan customers.

A significant portion of our revenue from trust, brokerage and investment advisory services is dependent on business from Venezuelan customers. Economic conditions in Venezuela may adversely affect the amounts of assets we manage or custody, and the trading volumes of our Venezuelan customers, reducing fees and commissions we earn from these businesses.

Our future success is dependent on our ability to compete effectively in highly competitive markets.

The banking markets in which we do business are highly competitive and our future growth and success will depend on our ability to compete effectively in these markets. We compete for deposits, loans, and other financial services in our markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, trust services providers and securities advisory and brokerage firms. Marketplace lenders operating nationwide over the internet are also growing rapidly. Many of our competitors offer products and services different from us, and have substantially greater resources, name recognition and market presence than we do, which benefits them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we are able to and have broader and more diverse customer and geographic bases to draw upon. The Dodd-Frank Act allows others to branch into our markets more easily from other states. Failures of other banks with offices in our markets and small institutions wishing to sell or merge due to cost pressures, could also lead to the entrance of new, stronger competitors in our markets.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services, and a growing demand for mobile and other phone and computer banking applications. In addition to allowing us to service our clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs and the risks associated with fraud and other operational risks. Largely unregulated “fintech” businesses have increased their participation in the lending and payments businesses, and have increased competition in these businesses. Our future success will depend, in part, upon our ability to use technology to provide products and services that meet our customers’ preferences and which create additional efficiencies in operations, while avoiding cyber-attacks and disruptions, and data breaches. We may need to make significant additional capital investments in technology, including cyber and data security, and we may not be able to effectively implement new technology-driven products and services, or such technology may prove less effective than anticipated. Many larger competitors have substantially greater resources to invest in technological improvements and, increasingly, non-banking firms are using technology to compete with traditional lenders for loans and other banking services. See “— Operational risks are inherent in our businesses.”

Our derivative instruments may expose us to certain risks.

We use the payments we receive from counterparties pursuant to derivative instruments we have entered into to offset current or future changes in cash flows of certain of our FHLB Advances. In addition, we enter into matched offsetting derivative transactions in order to manage credit exposure arising from derivative transactions with customers. We may enter into a variety of derivative instruments, including options, futures, forwards, and interest rate and credit default swaps with a number of counterparties. Amounts that we expect to collect under current and future derivatives are subject to counterparty risk. Our obligations under our products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. Such defaults could have a material adverse effect on our financial condition and results of operations. Substantially all of our derivatives require us to pledge or receive collateral or make payments related to any decline in the net estimated fair value of such derivatives executed through a specific broker at a clearinghouse or entered into with a specific counterparty on a bilateral basis. In addition, ratings downgrades or financial difficulties of derivative counterparties may require us to utilize additional capital with respect to the impacted businesses.

Changes in accounting rules applicable to banks could adversely affect our financial conditions and results of operations.

From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements. For example, the FASB’s new requirements under ASU No. 2016-13, or CECL, includes significant changes to the manner in which banks’ allowance for loan losses will be calculated at the effective date for such guidance for us. See Note 1 to our audited consolidated financial statements, “Allowance for Loan Losses.” Instead of using historical losses, the new guidance will require forward looking analysis with respect to expected losses over the life of loans and other instruments, and could materially affect our results of operations and financial condition.

The 2017 Tax Act may have adverse effects on certain of our customers and our businesses.

The 2017 Tax Act will benefit us by reducing the maximum U.S. corporate income tax rate on its taxable income from 35% to 21%. This benefit may be diminished by the complexity, uncertainty and possible adverse effects of this legislation on certain of our borrowers, including limitations on the deductibility of:

•	residential mortgage interest;

•	state and local taxes, including property taxes; and

•	business interest expenses.

These changes may adversely affect borrowers’ cash flows and the values and liquidity of collateral we hold to secure our loans. Fewer borrowers may be able to meet the CFPB’s “ability to repay” standards, which include the borrower’s ability to pay taxes and assessments. Demand for loans by qualified borrowers could be reduced, and therefore competition among lenders could increase. Customer behaviors toward incurring and repaying debt could also change as a result of the 2017 Tax Act. As a result, the 2017 Tax Act could materially and adversely affect our business and results of operations, at least before taking into account our lower U.S. corporate income tax rate.

Operational risks are inherent in our businesses.

Operational risks and losses can result from internal and external fraud; gaps or weaknesses in our risk management or internal audit procedures; errors by employees or third-parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules in the various jurisdictions where we do business or have customers; failures in the models we generate and rely on; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks, unforeseen problems encountered while implementing major new computer systems or, upgrades to existing systems or inadequate access to data or poor response capabilities in light of such business continuity and data security system failures; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties. Additionally, providing services outside the U.S. to non-U.S. persons, including MSF, may involve greater complexity and risks than providing such services in our primary U.S. markets. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and training staff, there is no assurance that such actions will be effective in controlling all of the operational risks faced by us. See “— The Bank has agreed to continue to provide certain services to MSF’s subsidiaries after the spin-off, which could present additional regulatory and operational risks to us.”

Potential gaps in our risk management policies and internal audit procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.

Our enterprise risk management and internal audit program is designed to mitigate material risks and loss to us. We have developed and continue to develop risk management and internal audit policies and procedures to reflect ongoing reviews of our risks and expect to continue to do so in the future. Nonetheless, our policies and procedures may not identify every risk to which we are exposed, and our internal audit process may fail to detect such weaknesses or deficiencies in our risk management framework. Many of our methods for managing risk and exposures are based upon the use of observed historical market behavior to model or project potential future exposure. Models used by our business are based on assumptions and projections. These models may not operate properly or our inputs and assumptions may be inaccurate, or may not be adopted quickly enough to reflect changes in behavior, markets or technology. As a result, these methods may not fully predict future exposures, which can be significantly different and greater than historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, customers, or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Furthermore, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will closely follow our risk management policies and procedures, nor can there be any assurance that our risk management policies and procedures will enable us to accurately identify all risks and limit timely our exposures based on our assessments. In addition, we may have to implement more extensive and perhaps different risk management policies and procedures under pending regulations. All of these could adversely affect our financial condition and results of operations.

Any failure to protect the confidentiality of customer information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Various federal, state and foreign laws enforced by the bank regulators and other agencies, protect the privacy and security of customers’ non-public personal information. Many of our employees have access to, and routinely process sensitive personal customer information, including through information technology systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, us and our employees. It is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential client information or our data could be the subject of a cybersecurity attack. Such personal data could also be compromised by third-party hackers via intrusions into our systems or those of service providers or persons we do business with such as credit bureaus, data processors and merchants who accept credit or debit cards for payment. If we fail to maintain adequate internal controls, or if our employees fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation, lead to civil or criminal penalties, or both, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our information systems may experience interruptions and security breaches.

We rely heavily on communications and information systems, including those provided by third-party service providers, to conduct our business. Any failure, interruption, or security breach of these systems could result in failures or disruptions which could affect our customers’ privacy and our customer relationships, generally. Our systems and networks, as well as those of our third-party service providers, are subject to security risks and could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. Although we are not aware that we or our third-party service providers have been subject to a cyberattack, other financial services institutions and their service providers have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks, including use of stolen access credentials, malware, ransomware, phishing, structured query language injection attacks, and distributed denial-of-service attacks, among others. Such cyber-attacks may also be directed at disrupting the operations of public companies or their business partners, which are intended to effect unauthorized fund transfers obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks and other means. Denial of service attacks have been launched against a number of large financial services institutions, and we may be subject to these types of attacks in the future. Hacking and identity theft risks, in particular, could cause serious reputational harm. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Despite our cybersecurity policies and procedures and our efforts to monitor and ensure the integrity of our and our service providers’ systems, we may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. These risks may increase in the future as the use of mobile banking and other internet-based products and services continues to grow.

Security breaches or failures may have serious adverse financial and other consequences, including significant legal and remediation costs, disruption of operations, misappropriation of confidential information, damage to systems operated by us or our third-party service providers, as well as damaging our customers and our counterparties. In addition to the immediate costs of any failure, interruption or security breach, including those at our third-party service providers, these events could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism, theft, government expropriation or other external events could have significant effects on our business.

Severe weather and natural disasters, including hurricanes, tornados, earthquakes, fires, droughts and floods, acts of war or terrorism, theft, government expropriation, condemnation or other external events could have a significant effect on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery and business continuity policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Our business is concentrated in three markets — South Florida, the greater Houston, Texas area and the greater New York City area, which may increase our risks from storms. For example, in Fall 2017, both the greater Houston, Texas area and South Florida were struck by major hurricanes within days of each other.

Future acquisitions and expansion activities may disrupt our business, dilute shareholder value and adversely affect our operating results.

While we seek continued organic growth, we may consider the acquisition of other businesses. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, banking centers, or businesses, as well as other geographic (domestic and international) and product expansion activities, involve various risks including:

•	risks of unknown or contingent liabilities;

•	unanticipated costs and delays;

•	risks that acquired new businesses will not perform consistent with our growth and profitability expectations;

•	risks of entering new markets (domestic and international) or product areas where we have limited experience;

•	risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	exposure to potential asset quality issues with acquired institutions;

•	difficulties, expenses and delays in integrating the operations and personnel of acquired institutions;

•	potential disruptions to our business;

•	possible loss of key employees and customers of acquired institutions;

•	potential short-term decreases in profitability; and

•	diversion of our management’s time and attention from our existing operations and business.

Attractive acquisition opportunities may not be available to us in the future.

We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we may believe is in our best interests. Additionally, regulatory approvals could contain conditions that reduce the anticipated benefits of a contemplated transaction. Among other things, our regulators consider our capital levels, liquidity, profitability, regulatory compliance, including anti-money laundering efforts, levels of goodwill and intangibles, management and integration capacity when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock.

Litigation and regulatory investigations are increasingly common in our businesses and may result in significant financial losses and/or harm to our reputation.

We face risks of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Plaintiffs in class action and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. We do not have any material pending litigation or regulatory matters affecting us.

A substantial legal liability or a significant federal, state or other regulatory action against us, as well as regulatory inquiries or investigations, could harm our reputation, result in material fines or penalties, result in significant legal costs, divert management resources away from our business, and otherwise have a material adverse effect on our ability to expand on our existing business, financial condition and results of operations. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new customers, retain our current customers and recruit and retain employees could be materially and adversely affected. Regulatory inquiries and litigation may also adversely affect the prices or volatility of our securities specifically, or the securities of our industry, generally.

Our associates may take excessive risks which could negatively affect our financial condition and business.

As a banking enterprise, we are in the business of accepting certain risks. The associates who conduct our business, including executive officers and other members of management, sales intermediaries, investment professionals, product managers, and other associates, do so in part by making decisions and choices that involve risks. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our associates incentives to take excessive risks; however, associates may take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor associates’ business decisions and prevent them from taking excessive risks, and to prevent employee misconduct, these controls and procedures may not be effective. If our associates take excessive risks or avoid our policies and internal controls, their actions could have a material adverse effect on our reputation, financial condition and business operations.

We may be unable to attract and retain key people to support our business.

Our success depends, in large part, on our ability to attract and retain key people. We compete with other financial services companies for people primarily on the basis of compensation, support services and financial position. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. Effective succession planning is also important to our long-term success. The unexpected loss of services of one or more of our key personnel and failure to effectively transfer knowledge and smooth transitions involving key personnel could have material adverse effects on our business due to loss of their skills, knowledge of our business, their years of industry experience and the potential difficulty of timely finding qualified replacement employees. We do not currently anticipate any significant changes to our senior management team following the completion of the spin-off. However, there may be new positions which we may need to fill to operate as an independent public company. We may not be able to attract and retain qualified people to fill these open positions or replace or succeed members of our senior management team or other key personnel following the completion of the spin-off. Rules implementing the executive compensation provisions of the Dodd-Frank Act may limit the type and structure of compensation arrangements into which we may enter with certain of our employees and officers. In addition, proposed rules under the Dodd-Frank Act would prohibit the payment of “excessive compensation” to our executives. Our regulators may also restrict compensation through rules and practices intended to avoid risks. These restrictions could negatively affect our ability to compete with other companies in recruiting and retaining key personnel.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.

Following the spin-off, we and our subsidiaries will be regulated by several regulators, including the Federal Reserve, the Office of the Comptroller of the Currency, or OCC, the FDIC, the SEC, and the Financial Industry Regulatory Authority, Inc., or FINRA. Our success is affected by regulations affecting banks and bank holding companies, and the securities markets, and our costs of compliance could adversely affect our earnings. Banking regulations are primarily intended to protect depositors and the FDIC Deposit Insurance Fund, not shareholders. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. From time to time, regulators raise issues during examinations of us that could, if not determined satisfactorily, have a material adverse effect on us. Compliance with applicable laws and regulations is time consuming and costly.

The current President and the majority party in both houses of Congress promote and support enacting regulatory relief for the banking industry. The nature, effects and timing of administrative and legislative change, including the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018, or the 2018 Growth Act, that was enacted on May 24, 2018, cannot be predicted. The federal bank regulators and the Treasury Department, as well as the Congress and the President, are evaluating the regulation of banks, other financial services providers and the financial markets and such changes, if any, could require us to maintain more capital and liquidity, and restrict our activities, which could adversely affect our growth, profitability and financial condition. Our consumer finance products, including residential mortgage loans, are subject to CFPB regulations and evolving standards reflecting CFPB releases, rule-making and enforcement actions. If our assets grow to $10 billion or more, we will become subject to direct CFPB examination.

We are subject to capital adequacy and liquidity standards, and if we fail to meet these standards our financial condition and operations would be adversely affected.

We are regulated as a bank holding company and are subject to consolidated regulatory capital requirements and liquidity requirements administered by the Federal Reserve. The Bank is subject to similar capital and liquidity requirements, administered by the OCC. The Basel III Capital Rules have increased capital requirements for banking organizations such as us. The Basel III Capital Rules include a new minimum ratio of Common Equity Tier 1 capital, or CET1, to risk-weighted assets of 4.5% and a capital conservation buffer of 2.5% of risk-weighted assets. The Basel III Capital Rules phase in over time and will become fully effective on January 1, 2019. See “Supervision and Regulation — Basel III Capital Rules” We have established capital ratio targets that align with U.S. regulatory expectations under the fully phased-in Basel III Capital Rules. Although we currently have capital ratios that exceed these minimum levels and a strategic plan to maintain these levels, we or the Bank may be unable to continue to satisfy the capital adequacy requirements for the following reasons:

•	losses, and/or increases in our and the Bank’s credit risk assets and expected losses resulting from the deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities;

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under acceptable terms and conditions;

•	declines in the value of our securities portfolios;

•	adverse changes in foreign currency exchange rates;

•	revisions to the regulations or their application by our regulators that increase our capital requirements;

•	reductions in the value of our DTAs; and other adverse developments; and

•	unexpected growth and an inability to increase capital timely.

Our failure to remain “well capitalized,” including meeting the Basel III Capital Rules conservation buffer, could affect customer confidence, and our:

•	ability to grow;

•	costs of and availability of funds;

•	FDIC deposit insurance premiums;

•	ability to raise, rollover or replace brokered deposits;

•	ability to make acquisitions or engage in new activities;

•	flexibility if we become subject to prompt corrective action restrictions;

•	ability to make discretionary bonuses to attract and retain quality personnel;

•	ability to make payments of principal and interest on our capital instruments; and

•	ability to pay dividends on our capital stock.

Our ability to pay dividends to shareholders in the future is subject to profitability, capital, liquidity and regulatory requirements and these limitations may prevent us from paying dividends in the future.

Cash available to pay our expenses and dividends to our shareholders is derived primarily from dividends paid to us by the Bank. The Bank’s ability to pay dividends, as well as our ability to pay dividends to our shareholders, will continue to be subject to and limited by the results of operations of our subsidiaries and our need to maintain appropriate liquidity and capital at all levels of our business consistent with regulatory requirements and the needs of our businesses. See “Supervision and Regulation” and “Dividend Policy.”

The Dodd-Frank Act currently restricts our future issuance of trust preferred securities and cumulative preferred securities as eligible Tier 1 risk-based capital for purposes of the regulatory capital guidelines for bank holding companies.

Bank holding companies with assets of less than $15 billion as of December 31, 2009, including us, are permitted to include trust preferred securities that were issued before May 19, 2010 as Tier 1 capital under the Dodd-Frank Act. As of March 31, 2018 and December 31, 2017, we had $118.1 million of trust preferred securities outstanding that were issued before May 19, 2010, and that have maturity dates between 2028 and 2036.

Should we determine it is advisable, or should our regulators require us, to raise additional capital, we would not be able to issue additional trust preferred securities, as only bank holding companies with assets of less than $500 million are permitted to continue to issue trust preferred securities and include them as Tier 1 capital. Instead, we would have to issue noncumulative preferred stock or common equity, which are Tier 1 capital. Subordinated notes meeting Basel III Capital Rules may be issuable as Tier 2 capital. To the extent we issue new equity or securities convertible into Company Shares, it could dilute our existing shareholders. Dividends on any preferred stock we may issue, unlike distributions paid on trust preferred securities, would not be tax deductible, and the preferred stock would have a preference in liquidation and in dividends to our common stock. See “Supervision and Regulation.”

We may need to raise additional capital in the future, but that capital may not be available when it is needed or on favorable terms.

We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future under currently effective regulatory capital rules. We may, however, need to raise additional capital to support our growth or currently unanticipated losses, or to meet the needs of the communities we serve. Our ability to raise additional capital, if needed, will depend, among other things, on conditions in the capital markets at that time, which may be limited by events outside our control, and on our financial performance. If we cannot raise additional capital on acceptable terms when needed, our ability to further expand our operations through internal growth and acquisitions could be limited.

We will be subject to heightened regulatory requirements if our total assets grow and exceed $10 billion.

As of March 31, 2018 and December 31, 2017, our total assets were $8.4 billion. Based on our current total assets and growth strategy, we anticipate our total assets may exceed $10 billion within the next five years. In addition to our current regulatory requirements, banks with $10 billion or more in total assets are:

•	examined directly by the CFPB with respect to various federal consumer financial laws;

•	subject to reduced dividends on the Bank’s holdings of Federal Reserve Bank of Atlanta common stock;

•	subject to limits on interchange fees pursuant to the “Durbin Amendment” to the Dodd-Frank Act;

•	subject to enhanced prudential regulation, to the extent not reduced or eliminated as a result of the 2018 Growth Act,;

•	subject to annual Dodd-Frank Act self-administered stress testing, or DFAST tests, to the extent not reduced or eliminated as a result of the 2018 Growth Act; and

•	no longer treated as a “small institution” for FDIC deposit insurance assessment purposes.

Compliance with these additional ongoing requirements may necessitate additional personnel, the design and implementation of additional internal controls, or the incurrence of other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. Compliance with the annual DFAST requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or our customers and, as a result, may adversely affect our stock price or our ability to retain our customers or effectively compete for new business opportunities. To ensure compliance with these heightened requirements when they become applicable to us, our regulators have requested us to comply with certain of these requirements and incur costs to prepare for compliance even before we or our Bank crosses the $10 billion in total assets mark. Our regulators may also consider our preparation for compliance with these regulatory requirements in the course of examining our operations generally or when considering any request from us or the Bank. It is unclear how these expectations may change as a result of the 2018 Growth Act.

The Federal Reserve may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve, which examines us, expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank. In addition, the Dodd-Frank Act amended the Federal Deposit Insurance Corporation Act to require that all companies that control a FDIC-insured depository institution serve as a source of financial strength to the depository institution. Under this requirement, we could be required to provide financial assistance to the Bank should it experience financial distress, even if further investment was not otherwise warranted. See “Supervision and Regulation.”

We may face higher risks of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations than other financial institutions.

The U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Federal Financial Crimes Enforcement Network, or FinCEN, was established as part of the Treasury Department to combat money laundering, is authorized to impose significant civil money penalties for violations of anti-money laundering rules. FinCEN has engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, or DOJ, Drug Enforcement Administration, and U.S. Internal Revenue Service, which we refer to as the IRS.

There is also regulatory scrutiny of compliance with the rules of the Treasury Department’s Office of Foreign Assets Control, or OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals, including sanctions against foreign countries, regimes and individuals, terrorists, international narcotics traffickers, and those involved in the proliferation of weapons of mass destruction. Executive Orders have sanctioned the Venezuelan government and entities it owns, and certain Venezualan persons. In addition, the OCC has broad authority to bring enforcement action and to impose monetary penalties if it determines that there are deficiencies in the Bank’s compliance with anti-terrorism financing laws.

Monitoring compliance with anti-money laundering and OFAC rules is complex and expensive. The risk of noncompliance with such rules can be more acute for financial institutions like us that have a significant number of customers from, or which do business in, Latin America. As of March 31, 2018, $3.0 billion, or 47.5%, of our total deposits were from residents of Venezuela. Our total loan exposure to international markets, primarily financial institutions in Brazil, Chile, Colombia, Mexico and Peru, was $686.9 million, or 11.54%, of our total loans, at March 31, 2018.

In recent years, we have expended significant management and financial resources to further strengthen our anti-money laundering compliance program. Although we believe our anti-money laundering and OFAC compliance programs, and our current policies and procedures and staff dedicated to these activities, are sufficient to comply with applicable rules and regulations, we cannot guarantee that our program will prevent all attempts by customers to utilize the Bank in money laundering or financing impermissible under current sanctions and OFAC rules, or sanctions against Venezuela, and certain persons there. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and formal regulatory enforcement actions, including possible cease and desist orders, restrictions on our ability to pay dividends, regulatory limitations on implementing certain aspects of our business plan, including acquisitions or banking center expansion, and require us to expend additional resources to cure any deficiency, which could materially and adversely affect us.

Risks Related to Our Spin-off from, and Continuing Relationships with, MSF

In connection with the spin-off, we expect, after a transition period, to cease using the “Mercantil” brand, which could adversely affect our business and profitability.

Since 2007, we have marketed our products and services using variations of MSF’s “Mercantil” brand name and logo.

We believe the association with MSF has provided us with greater name recognition among our customers from Latin America, including those with homes or businesses in the U.S. MSF’s reputation and financial strength has benefitted us historically. Because it will reduce any potential confusion between us and MSF following the spin-off, the use of a different name and logo may be required by our bank regulators. We expect to license the Mercantil name and brand from MSF for a transition period following the spin-off to facilitate the transition. The use of another name and logo will result in additional costs, such as signage, and may result in potential loss of customer recognition and business. See “Certain Relationships and Related Party Transactions” and “Supervision and Regulation.”

We expect to incur incremental costs as a separate, public company.

Although we maintain separate systems and conduct operations largely with our own staff separate from MSF and its other affiliates, the spin-off will require us to incur additional personnel and other expenses as a standalone public company. Such expenses include, but are not limited to, SEC reporting, additional internal controls testing and reporting, and investor relations. These initiatives will involve additional management attention and costs, including the hiring and integration of certain new employees and changes in the manner of conducting certain functions. We may be unable to make the changes required in a timely manner and without unexpected costs, including possible diversion of management from our day-to-day operations, which could have a material adverse effect on our business, results of operations and financial condition.

As a separate, public company, we expect to expend additional time and resources to comply with rules and regulations that previously did not apply to us.

As a separate, public company, the various rules and regulations of the SEC, as well as the listing standards of the Nasdaq Stock Market, where we intend to list Company Shares, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase our legal and financial compliance costs and place additional demands on our finance, legal and accounting staff and on our financial, accounting and information systems.

In particular, as a separate, public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls starting with our second annual report filed with the SEC on Form 10-K. For as long as we are an emerging growth company, we will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could adversely affect the price for our common stock.

Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results.

Our historical consolidated financial data included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. In addition, significant increases may occur in our cost structure as a result of the spin-off, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. Also, we anticipate incurring material expenses in connection with rebranding our business. We are engaged in a comprehensive strategic planning process to evaluate how we conduct business, including how to focus on our domestic United States business while better serving our valued foreign customers, reducing costs, and increasing core deposits, fee income, margins, and the number of services we provide per household and our profitability. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

We expect to incur significant additional shareholder communication and maintenance expenses after the spin-off, unless our expense reduction measures, including the Reorganization, are completed. The Reorganization and related transactions may be subject to approvals or waivers by the Federal Reserve.

We expect to incur significant additional shareholder reporting, communication and maintenance expenses related to the approximately 20,000 shareholders we will have immediately following the spin-off. The large number of shareholders, most of whom are outside the United States, will cause these expenses to be higher than desirable. Although we will seek to reduce these expenses through electronic delivery consistent with SEC rules and shareholder consents, the Reorganization, which will reduce our total number of shareholders by approximately 16,000 to 17,000 persons, is the largest cost saving opportunity. The Reorganization may be subject to notices and approvals or waivers by the Federal Reserve, and there is no assurance that these will be received timely or in satisfactory form.

Our strategic plan and growth strategy may not be achieved as quickly or as fully as we seek.

Our strategies and plans include significant changes, which may require certain changes in our culture and personnel, as well as interacting better and on a broader relationship basis with our customers. We want to serve our customers’ needs better and more broadly, including our valued foreign customers. We will shrink our LATAM lending businesses, while seeking higher margin domestic lending opportunities in our markets. Our strategic planning is not finished. Our plans may take longer than we anticipate and the results we achieve may not be as successful as we seek, all of which could adversely affect our results of operations, liquidity and financial condition.

MSF’s planned sales of the 19.9% of our Class A common stock and Class B common stock it will hold as Retained Shares after the spin-off may adversely affect the trading price of our common stock, presents risks, and may otherwise adversely affect us.

MSF currently expects to dispose of the 19.9% of our Class A and Class B common stock held as Retained Shares in the Trust during the two years beginning March 15, 2018. We have agreed to file one or more registration statements with the SEC following the spin-off, which may include an IPO of Company Shares, to facilitate such resales in public offerings and have agreed to cooperate in any such resales at MSF’s expense. MSF may also sell those shares from time to time in other transactions, including transactions exempt from registration under the Securities Act, provided that no one buyer acquires 2% or more of our Class A common stock in a transaction with MSF.

The disposition by MSF of its remaining ownership interest in us may be subject to various conditions, including receipt of any necessary regulatory and other approvals, and satisfactory market conditions. There is currently no market for our common stock and it is unknown whether one will develop, with or without an IPO by the Company, or be sufficiently liquid to absorb MSF’s contemplated sales outside a public offering by us that includes some or all of MSF’s Retained Shares. The existence of the Retained Shares and the intended resales of such shares could adversely affect the market prices for both classes of our common stock.

MSF operates in a hyperinflationary economy subject to currency controls and is subject to regulation by the Federal Reserve and Venezuela authorities. Accordingly, the timing and amounts of MSF’s disposition of the Retained Shares, and the prices it realizes from such sales could be affected by events beyond MSF’s or our control, which could adversely affect the Company and the market for Company Shares.

After the spin-off, certain of our directors and officers may have actual or potential conflicts of interest because of their MSF equity ownership or their positions with MSF and us.

MSF is expected to have three common directors, one of which is also a common officer, with us after the spin-off. Combined, these shared persons will beneficially own, immediately following the Distribution, approximately 16.23% and 12.36% of the total outstanding shares of our Class A and Class B common stock, respectively. These persons’ families will control additional Company Shares. These relationships and financial interests may create actual or perceived conflicts of interest when these directors and officers are faced with decisions that could have different implications for MSF and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between MSF and us regarding the spin-off or the disposition of the Retained Shares by MSF. See “Risks Related to Ownership of Our Common Stock — Our shares will be eligible for future sale, which may cause our stock price to decline.” and “Ownership of our Stock.”

The Bank has agreed to continue to provide certain services to MSF’s subsidiaries after the spin-off, which could present additional regulatory and operational risks to us.

The Bank, the Trust Company and Investment Services have historically provided certain services to MSF’s international subsidiaries, including accounting and financial reporting, administration, operations and technology, planning and budgeting, human resources, vendor administration and management, trust administration, market risk assessment, operational risk and physical security, credit risk, loan review, technology infrastructure, treasury, and customer referral services. Pursuant to the Separation Agreement, we have agreed that the Bank will continue to provide certain of these services on a transitional basis after the spin-off, on the same terms (including pricing) in effect as of the spin-off, and which are compliant with Federal Reserve Regulation W. This contractual obligation could present future regulatory and operational risks to us, including with respect to compliance with U.S. anti-money laundering laws and Federal Reserve Regulation W. The terms of these arrangements may also be changed if the Federal Reserve or OCC view these arrangements as inappropriate, including under their policy statement on parallel-owned banking organizations.

MSF is likely to be deemed to retain “control” over us and the Bank for Federal Reserve and BHC Act purposes, which, together with the controlling shareholder base we have in common with MSF, likely will lead to restrictions and limitations upon the relationships and transactions between MSF and us, which may adversely affect our business and results of operations.

Following the spin-off, we expect that MSF will be deemed by the Federal Reserve to retain control of us due to its Retained Shares and interlocking directors and officer. This control may end when the Federal Reserve determines that sufficient Retained Shares have been sold and if the interlocking directors and officers are not deemed to have control over our management or policies. Until that time, Federal Reserve Regulation W will limit transactions between the Bank and the MSF organization similar to restrictions that have been applicable before the spin-off. In addition, other transactions and relationships between MSF, and its subsidiaries, on the one hand, and us and the Bank, on the other, which we or the Bank may deem desirable and in our mutual best interest, may be restricted by the Federal Reserve or the OCC under their policy statement on parallel-owned banking organizations. These restrictions could limit our operating flexibility and increase our costs, which would have a material adverse effect on our business and result of operations. See “Supervision and Regulation.”

We and the Company Shares could be affected adversely by events and regulations affecting MSF while it is deemed to “control” us following the spin-off.

The scope of the Federal Reserve’s regulation of MSF following the Distribution and during the time that MSF is deemed to “control” us is uncertain. For example, the Venezuela official exchange rate mandated for use in preparing MSF’s financial statement has previously caused MSF to be in excess of $50 billion in total assets and has enabled MSF to comply with Federal Reserve requirements as a “qualified foreign banking organization,” or QFBO. As a result of changes to Venezuela exchange rates and inflation, MSF is currently expected to lose QFBO status at the beginning of 2020. If MSF is deemed to “control” us at that time, the scope and nature of the adverse effects on us cannot be predicted, since there is little or no historical precedent for such an event. If this event occurs before MSF’s sale or disposition of sufficient Company Shares to eliminate MSF’s control of us, a forced disposition of MSF’s remaining Company Shares may result. A forced disposition could be at a time, and on prices and terms, and to persons, that could adversely affect us and our other shareholders.

A change in control of MSF while it controls us would likely adversely affect us, our business and the Company Shares.

A change in control of MSF while it controls us could adversely affect relations between MSF and us, could subject us to possible sanctions, and adversely affect market perceptions and the values of the Company Shares. The Separation Agreement and Distribution Trust Agreement, accordingly provide that upon a “change in control” of MSF, including an expropriation or takeover of MSF’s Retained Shares, beneficial ownership of such Retained Shares in the Distribution Trust will be delivered to and vest in us immediately prior to the change in control. A successful challenge to such terms could adversely affect us and the Company Shares.

We may find it desirable to include Retained Shares and/or to repurchase Company Shares from MSF, reducing proceeds to us from any IPO or other offering.

We and MSF have entered into a registration rights agreement with respect to MSF’s Retained Shares, including piggyback registration rights in the event of an IPO or other public offering. We are well capitalized, and believe that an important reason to consider an IPO is to increase market liquidity for our Class A common stock, generally, and to significantly reduce MSF’s ownership of Company Shares and eliminate its “control” of us for BHC Act purposes. We are only considering the possible public offering of Class A common stock, which is our only voting security, which the Federal Reserve scrutinizes most closely in “control” determinations under the BHC Act. If MSF cannot sell all its Class A Retained Shares in a potential IPO by us, we may find it desirable to repurchase the remaining Class A Retained Shares. Similarly, we may determine to repurchase Class B Retained Shares with proceeds from an IPO or other offering of our Class A common stock. These scenarios will reduce the proceeds of any offering to us and may require offering proceeds to be used for Retained Share repurchases, instead of our strategic growth and cost reduction initiatives. All repurchases of Retained Shares will be subject to prior notice to, and approval by, the Federal Reserve.

The exact terms of the spin-off, including the Distribution, and our relationship with MSF, are subject to change as a result of discussions with, and requirements of, our regulators, including the Federal Reserve and the OCC.

The exact terms of the spin-off, including the Distribution, and our relationship with MSF generally following the Distribution, including the interlocking directors or officers and transition services, and our continued “control” by MSF under the BHC Act, among other things, are subject to change as a result of ongoing discussions with, and requirements of, our regulators, including the Federal Reserve and the OCC. Furthermore, the Federal Reserve, the OCC and the other bank regulators may require us to make commitments or change conditions that could adversely affect the terms of the spin-off, our relationships with MSF or its affiliates, and MSF’s and our businesses following the spin-off.

Certain U.S. Federal Income and Other Tax Risks

We have not received a determination from the IRS as to the tax-free nature of the spin-off for U.S. federal income tax purposes, and there is a risk that they may disagree with our determination.

We have not sought or received a determination from the IRS that the Distribution will be tax-free to the shareholders of MSF who receive shares of our common stock in the Distribution. We and MSF expect to receive an opinion from Jones Day confirming that the Distribution should be tax-free for U.S. federal income tax purposes, which we refer to as the tax opinion. However, the tax opinion of Jones Day is not binding upon the IRS. If the IRS took the view that the Distribution was not tax-free for U.S. federal income tax purposes, MSF shareholders subject to U.S. income taxes could face, among potentially other risks and depending upon their individual situations, some or all of the income tax risks described below.

If the Distribution is determined to be taxable for U.S. federal income tax purposes, then our shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities

The receipt of the tax opinion is a condition to the Distribution that must be either satisfied or waived by MSF. The opinion will rely on certain facts and assumptions and certain representations and undertakings from us and MSF regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the tax opinion, the IRS could determine on audit that the Distribution should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings relied upon to render the tax opinion are not correct or has been breached, or that the Distribution should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the spin-off. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the tax opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to MSF shareholders for U.S. federal income tax purposes, and MSF shareholders subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities, including penalties.

We expect to agree to certain restrictions to preserve the tax-free treatment of the Distribution for U.S. federal income tax purposes, which may reduce our strategic and operating flexibility

The Separation Agreement contains various restrictions on our relationships and transactions with MSF, and our relations with our shareholders, such as certain limitations on our repurchases of Company Shares, which, in part are needed to preserve the tax-free treatment of the Distribution for U.S. federal income tax purposes.

Recipients of our common stock may be subject to Venezuelan tax obligations as a result of the Distribution

MSF has determined that the distribution of our shares to MSF shareholders will be taxable to persons subject to Venezuela income taxation, including holders in the United States that are not Venezuelan citizens. MSF has advised us that Venezuela income tax generally is computed in cases such as this as 34% of the taxable amount of the dividend decreed, which is calculated based on the value that the Company Shares that are carried on MSF’s books, or 59 Bolivars per share. Under the treaty to avoid double taxation between Venezuela and the United States, U.S. shareholders may be subject to lower taxes in Venezuela, and may be able to deduct the tax as a credit against the United States tax on income. Since your particular facts may differ, you are strongly encouraged to consult your own tax accountants or advisors to determine the Venezuela income tax consequences to you, and properly pay such taxes when due. Neither we nor MSF have any obligations to pay any taxes that MSF shareholders may incur in connection with the spin-off, or to otherwise withhold any amounts with respect to any such tax obligations. MSF declared aggregate cash dividends of 2.6 billion Bolivars payable at the Distribution Date to record holders of all MSF Shares as of the record date, which has been paid.

Risks Related to Ownership of Our Common Stock

The Trust does not permit the sale or transfer of any shares of our common stock or any interest therein held in the Trust prior to the Distribution.

The Trust holds 80.1% of the outstanding shares of our common stock placed in trust for the benefit of the MSF shareholders of record on the record date. The Trust holds the remaining 19.9% for the benefit of MSF that were record holders. No shares of common stock held in the Trust or any interest in such shares may be transferred, pledged, hypothecated, sold or disposed of other than in the Distribution itself. Retained Shares cannot generally be sold or disposed of for 90 days following the Distribution. The value of those shares could change significantly due to the spin-off and during the time that they are held in the Trust pending the Distribution, which will not occur until the SEC declares the Spin-off Registration Statement to be effective.

Our shares will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market, and the perception that such sales, including expected sales by MSF of the Retained Shares, may cause the market price of our common stock to decline. Upon completion of the spin-off, we will have outstanding an aggregate of 59,444,975 shares of our Class A common stock and 42,655,787 shares of our Class B common stock, not including the Retained Shares. Distributed Shares will be freely tradeable without restriction or further registration under the Securities Act upon and following the Distribution, except for shares held by our “affiliates.”

In addition, 14,767,433 shares of our Class A common stock and 10,597,370 shares of our Class B common stock will be held as Retained Shares in the Trust. MSF has advised us that it intends to sell or dispose of such Retained Shares within two years following the Distribution.

The principal shareholders of MSF, who will beneficially own approximately 37.51% of our Class A common stock and approximately 15.07% of our Class B common stock will be deemed to be our affiliates, together with our directors and executive officers. Such persons have indicated their intent not to dispose of their Company Shares until MSF is deemed by the Federal Reserve to no longer control us as a result of MSF’s ownership of our Company Shares. No market exists for our Company Shares at the time of the spin-off, and it is uncertain whether one will develop or have the depth to absorb resales by MSF or our other shareholders without adverse effects on the price or price volatility of such shares.

If we determine to make a registered offering of our Company Shares, we have granted MSF “piggyback” registration rights that would require us to include certain of its Retained Shares of our common stock on the same registration statement we use for our own offering. The sales of significant amounts of shares of our Company Shares or the perception in the market that this may occur may reduce the market price of our Company Shares.

No market exists for Company Shares. An active trading market may not develop or continue for the Company Shares, which could adversely affect the market price and market volatility of those shares.

Your ability to sell or purchase our common stock depends upon the existence of an active trading market for our common stock. Although we have applied to list our Company Shares on the Nasdaq Stock Market, our shares have not previously been publicly held or traded, there is currently no market for shares of our Class A or Class B common stock and there is no assurance that an active market will develop or be sustained following the Distribution. The concentration of ownership of Company Shares by shareholders in Venezuela and Venezuela currency controls and the difficulty Venezuelans establishing U.S. Dollar accounts, may limit Venezuelans’ ability to buy or sell Company Shares, and the development of an active market prior to our IPO. We intend to list shares of our Class A common stock on the Nasdaq Stock Market under the symbol “MBNAA” and intend to list shares of our Class B common stock on the Nasdaq Stock Market under the symbol “MBNAB.” If an active trading market does not develop, you may be unable to sell or purchase shares of our common stock at the volume, price and time that you desire.

Whether or not the purchase or sale prices of our common stock reflect a reasonable valuation of our common stock may depend on an active trading market developing, and thus the price you receive for a thinly-traded stock such as our common stock, may not reflect its true or intrinsic value. A limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated from time to time, leading to price volatility in excess of that which would occur in a more active trading market.

Efforts to facilitate sales sought by Venezuela shareholders may be unsuccessful.

Persons in Venezuela may experience greater difficulty in buying or selling Company Shares due to currency controls and other factors. We have been investigating possible alternatives that would help our shareholders in Venezuela buy or sell their Company Shares following the Distribution. If these efforts are unsuccessful, the liquidity and market prices for our Common Shares may be adversely affected.

Persons who trade in Company Shares between the Distribution and the Reorganization, and prior to any potential IPO, may realize significantly different prices from those that may result from any Reorganization or potential IPO.

The prices which we may pay for Company Shares in the Reorganization or at which we may offer Common Shares for sale in a potential IPO, may be more or less (on an equivalent share basis) than investors could realize by selling in the market, including as a result of changes in market conditions at these various times. The price paid by us for Company Shares in any Reorganization may be based on (i) prices realized for Class A common stock in an IPO, if one occurs, (ii) volume weight average market prices or (iii) such other values we may determine is appropriate. Although we anticipate a more liquid market for Class A common stock if we conduct an IPO of Class A common stock, there is no assurance that an active market will develop or continue, or as to the effects of any IPO of Class A common stock on the market for shares of Class B common stock.

Shares of our Class B common stock may trade at a discount to shares of our Class A common stock.

Class B common stock has limited voting rights and therefore may trade less frequently and/or at a discount to voting Class A common stock. We have no current intent to issue more shares of Class B common stock, except as a result of any stock split following the Reorganization.

We expect to issue more Class A common stock in the future which may increase the market for, and liquidity of, Class A common stock compared to Class B common stock.

Federal Reserve policy requires bank holding companies’ capital to be comprised predominantly of voting common stock. Class B common stock is not voting common stock for Federal Reserve purposes, therefore we expect future issuances of Company Shares will be Class A common stock. These new issuances of Class A common stock, as well as their voting rights, may increase the market for, and liquidity of, our Class A common stock generally, as compared to the market for, and liquidity of, our Class B common stock.

Class B common stock is not convertible into or exchangeable for Class A common stock.

Holders of Class B common stock have no rights to convert or exchange Class B common stock into Class A common stock. We do not intend currently to convert Class A common stock into Class B common stock by amending our amended restated articles of incorporation or other action.

Our dual classes of Company Shares may limit investments by investors using index-based strategies.

Certain major providers of securities indices have determined to exclude shares of companies with classes of common stock with different voting rights. These actions may limit investment in Company Shares by mutual funds, exchange traded funds, or ETFs and other investors basing their strategies on such securities indices, which could adversely affect the value and liquidity of Company Shares.

Holders of Class B common stock have limited voting rights. As a result, holders of Class B common stock will have limited ability to influence stockholder decisions.

Our Class B common stock has no voting rights, except as required by the Florida Business Corporation Act or as a voting group or any amendment, alteration or repeal of our articles of incorporation, including any such events as a result of a merger, consolidation or otherwise that significantly and adversely affects the rights or voting powers of our Class B common stock. Generally, such shares will be entitled to one-tenth of a vote, together with our Class A common stock holders on a combined basis, on the matter of approval of our auditors for a given fiscal year, if we present such a proposal for shareholder consideration. If the matter of approval of our auditors for a given fiscal year is submitted to our common stock holders, each share of Class B common stock will be entitled to one-tenth of a vote per share. As a result, virtually all matters submitted to our stockholders will be decided by the vote of holders of our Class A common stock and the market price of our Class B common stock could be adversely affected.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding Company Shares.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of our existing shareholders’ equity interests. In addition, we are authorized to issue up to 400 million shares of our Class A common stock and up to 100 million shares of our Class B common stock. We are authorized to issue, without shareholder approval, up to 50 million shares of preferred stock in one or more series, which may give other shareholders dividend, conversion, voting, and liquidation rights, among other rights, that may be superior to the rights of holders of our common stock. We are authorized to issue, without shareholder approval, except as required by law or the Nasdaq Stock Market, securities convertible into either common stock or preferred stock. Furthermore, we have adopted an equity compensation program for our employees, which also could result in dilution of our existing shareholders’ equity interests.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws, Florida law, and U.S. banking laws could have anti-takeover effects by delaying or preventing a change of control that you may favor.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws, as well as Florida law, and the BHC Act, and Change in Bank Control Act, could delay or prevent a change of control that you may favor.

Our amended and restated articles of incorporation and amended and restated bylaws include certain provisions, that could delay a takeover or change in control of us, including:

•	the exclusive right of our board to fill any director vacancy;

•	advance notice requirements for shareholder proposals and director nominations;

•	provisions limiting the shareholders’ ability to call special meetings of shareholders or to take action by written consent; and

•	the ability of our board to designate the terms of and issue new series of preferred stock without shareholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board.

See “Description of Capital Stock” for a more detailed description.

The Florida Business Corporation Act contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares, unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The Florida Business Corporation Act also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The Florida Business Corporation Act defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

Furthermore, the BHC Act and the Change in Bank Control Act impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of bank holding companies, such as ourselves.

We are an “emerging growth company,” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are afforded to emerging growth companies including, but not limited to, exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we intend to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may become more volatile. We may take advantage of these exemptions until we are no longer an emerging growth company.

Our stock price may fluctuate significantly.

We cannot predict the prices at which our Company Shares may trade after the Distribution. The market prices of our Company Shares may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	the success or failure of our business strategies;

•	quarterly or annual earnings and earnings expectations for our industry, and for us;

•	our ability to obtain financing as needed;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in tax laws, including the 2017 Tax Act;

•	the failure of securities analysts to cover our Company Shares after the Distribution;

•	changes in earnings estimates by securities analysts;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the banking industry;

•	our profile, dividend policy or market capitalization may not fit the investment objectives of MSF’s current shareholders;

•	events affecting MSF, including hyperinflation and currency controls, and government regulation of MSF in the U.S., Venezuela and other countries where MSF conducts business;

•	the timing and amounts of MSF’s planned dispositions of our Company Shares;

•	the intent of MSF shareholders who receive Company Shares in the Distribution to hold or sell such shares;

•	fluctuations in the stock markets or in the values of financial institution stocks, generally;

•	changes in laws, rules and regulations, including banking laws and regulations, affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our Company Shares.

We, particularly as a newly independent company, face strategic risks.

As a newly independent company, and our history as part of MSF, we face strategic risk. Strategic risk is the risk to current or anticipated earnings, capital, liquidity, or franchise or enterprise value arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the competitive landscape that is the banking and financial services industries in which we operate. We may have insufficient capital and insufficiently qualified personnel or culture to implement, as quickly as we seek, our strategy changes, including core deposit and fee income growth, improved margins, broader service to our customers, cost reductions and profitability increases.

FORWARD-LOOKING STATEMENTS

Any statements in this information statement about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “believe,” “will,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “indicate,” “designed,” “contemplate,” “plan,” “future,” “considered,” “management’s opinion,” “would,” and “should,” “could,” “continue,” “predict,” “target,” “strategies” and similar words and expressions of the future. For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, including the risks outlined under “Risk Factors” and elsewhere in this information statement, that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this information statement to conform these statements to actual results, unless required by law.

DIVIDEND POLICY

We do not anticipate paying any dividends on Company Shares in the foreseeable future because we expect to retain earnings to support our business plan, including cash payable in our proposed Reorganization and the proposal purchase of the Cayman Bank, as described in this Information Statement. The declaration and payment of dividends, if any, however, will be subject to our board of directors’ discretion and will depend, among other things, upon our results of operations, financial condition, capital adequacy, cash requirements, prospects, regulatory limitations, and other factors that our board of directors may deem relevant.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information derived from our unaudited interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017, and our audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015. The financial information as of December 31, 2015 has been derived from our audited consolidated financial statements not included herein. The unaudited selected financial information may not reflect our results of operations for our fiscal year ended, or financial condition as of, December 31, 2018, or any other period of time or date. The selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and our audited consolidated financial statements and the corresponding notes included elsewhere in this information statement.

Our historical consolidated financial data included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. See “Risk Factors — Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results.”

	March 31,	December 31,
	2018	2017	2016	2015
	(In thousands)
Consolidated Balance Sheet
Total assets	$8,423,594	$8,436,767	$8,434,264	$8,162,844
Total investments	1,827,477	1,846,951	2,182,737	2,106,015
Total loan portfolio (1)	5,950,450	6,066,225	5,764,761	5,623,222
Allowance for loan losses	72,118	72,000	81,751	77,043
Total deposits	6,280,206	6,322,973	6,577,365	6,519,674
Securities sold under agreements to repurchase	—	—	50,000	73,488
Junior subordinated debentures	118,110	118,110	118,110	118,110
Advances from the FHLB and other borrowings	1,233,000	1,173,000	931,000	722,250
Stockholders’ equity	712,272	753,450	704,737	682,403

	March 31,		December 31,
Consolidated Results of Operations Measures	2018	2017	2017	2016	2015
	(In thousands, except per share amounts and percentages)
Net interest income	$52,633	$48,351	$209,710	$191,933	$172,285
Provision for (reversal of) loan losses	—	4,097	(3,490)	22,110	11,220
Noninterest income	13,945	14,217	71,485	62,270	54,756
Noninterest expense	55,645	49,148	207,636	198,303	192,262
Net income	9,429	6,507	43,057	23,579	15,045
Basic and diluted income per common share (2)	0.07	0.05	0.34	0.18	0.12
Cash dividend declared per common share (2)	0.31	—	—	—	—

Other Financial and Operating Data (3)

Profitability Indicators (%)
Net interest income / Average total interest earning assets (NIM) (4)	2.70%	2.44%	2.63%	2.48%	2.26%
Net income / Average total assets (ROA) (5)	0.45%	0.31%	0.51%	0.29%	0.19%
Net income / Average stockholders’ equity (ROE) (6)	5.04%	3.66%	5.62%	3.29%	2.14%

Capital Adequacy Indicators (%)
Total capital ratio (7)	12.94%	13.00%	13.31%	13.05%	12.91%
Tier I capital ratio (8)	11.87%	11.85%	12.26%	11.86%	11.78%
Tier I leverage ratio (9)	9.77%	9.64%	10.15%	9.62%	9.88%
Common equity tier I capital ratio (CET1) (10)	10.29%	10.25%	10.68%	10.25%	10.12%

Asset Quality Indicators (%)
Non-performing assets / Total assets (11)	0.39%	0.74%	0.32%	0.85%	0.95%
Non-performing loans / Total loan portfolio (1) (12)	0.54%	1.06%	0.44%	1.23%	1.38%
Allowance for loan losses / Total non-performing loans (12) (13)	223.92%	127.75%	267.18%	115.25%	99.55%
Allowance for loan losses / Total loan portfolio (1) (13)	1.21%	1.35%	1.19%	1.42%	1.37%
Net charge-offs (recoveries) / Average total loan portfolio (14)	NM	0.11%	0.11%	0.32%	(0.01)%

	March 31,		December 31,
Consolidated Results of Operations Measures	2018	2017	2017	2016	2015
	(In thousands, except per share amounts and percentages)

Efficiency Indicators
Noninterest expense / Average total assets (5)	2.65%	2.31%	2.45%	2.41%	2.41%
Personnel expense / Average total assets (5)	1.62%	1.52%	1.55%	1.58%	1.53%
Efficiency ratio (15)	83.58%	78.55%	73.84%	78.01%	84.68%

	March 31,	December 31,
Adjusted Selected Consolidated Results of Operations and Other Data (16) (17)	2018	2017
	(In thousands, except per share amounts and percentages)
Adjusted noninterest expense	$52,807	$202,391
Adjusted net income before income tax	13,771	82,294
Adjusted net income	11,876	45,988
Adjusted basic and diluted income per common share	0.09	0.36
Adjusted net income / Average total assets (ROA) (5)	0.57%	0.54%
Adjusted net income / Average stockholders’ equity (ROE) (6)	6.35%	6.00%
Adjusted noninterest expense / Average total assets (5)	2.51%	2.38%
Adjusted efficiency ratio (18)	79.32%	71.98%

(1)	Outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(2)	The earnings per share reflect the Exchange that changed the number of Company Shares held by MSF without changing its 100% ownership of the Company.
(3)	Operating data for the three months ended March 31, 2018 and 2017 have been annualized.
(4)	Net interest margin is defined as net interest income divided by average interest-earning assets, which are loans, securities available for sale, deposits with banks and other financial assets which, yield interest or similar income.
(5)	Calculated based upon the average daily balance of total assets, excluding assets under management and custody.
(6)	Calculated based upon the average daily balance of equity.
(7)	Total Capital divided by total risk-weighted assets, calculated according to the standardized capital ratio calculations.
(8)	Tier 1 capital divided by total risk-weighted assets.
(9)	Tier 1 capital divided by fourth quarter’s average assets. Tier 1 capital is composed of Common Equity Tier 1 capital plus outstanding Qualifying Trust Preferred Securities of $109.8 million at March 31, 2018, $110.1 million at March 31, 2017, $109.9 million at December 31, 2017, $110.1 million at December 31, 2016 and $110.4 million at December 31, 2015.
(10)	Common Equity Tier 1 capital divided by total risk-weighted assets.
(11)	Non-performing assets include all non-performing loans and OREO properties acquired through or in lieu of foreclosure.
(12)	Non-performing loans include all accruing loans past due by more than 90 days, and all non-accrual loans. Non-performing loans were $32.2 million, $62.1 million, $27.0 million, $70.9 million and $77.4 million, as of March 31, 2018 and 2017 and as of December 31, 2017, 2016 and 2015, respectively.
(13)	Allowance for loan losses was $72.1 million, $79.4 million, $72.0 million, $81.8 million and $77.0 million, as of March 31, 2018 and 2017 and December 31, 2017, 2016 and 2015, respectively. See Note 4 of our audited consolidated financial statements and Note 4 of our unaudited interim consolidated financial statements for more details on our impairment models.
(14)	Calculated based upon the average daily balance of the outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(15)	Efficiency ratio is the result of noninterest expense divided by the sum of noninterest income and net interest income.

(16)	This presentation contains financial information determined by methods other than GAAP. The following table reconciles these non-GAAP financial measurements to the comparable GAAP financial measurements as of and for periods presented:

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017
	(In thousands, except per share amounts and percentages)

Total noninterest expenses	$55,645	$207,636

Less spin-off costs:
Accounting and consulting fees	1,294	2,400
Legal fees	1,000	2,000
Other expenses	544	845

Total spin-off costs	2,838	5,245

Adjusted noninterest expenses	$52,807	$202,391

Total net income before income tax	$10,933	$77,049
Plus: Total spin-off costs	2,838	5,245

Adjusted net income before income tax	$13,771	$82,294

Total net income	$9,429	$43,057

Plus after-tax total spin-off costs:
Total spin-off costs before income tax benefit	2,838	5,245
Income tax benefit	(391)	(2,314)

Total after-tax spin-off costs	2,447	2,931

Adjusted net income	$11,876	$45,988

Basic and diluted income per common share	$0.07	$0.34
Plus: after tax impact of total spin-off costs	0.02	0.02

Total adjusted basic and diluted income per common share	$0.09	$0.36

Net income / Average total assets (ROA) (5)	0.45%	0.51%
Plus: after tax impact of total spin-off costs	0.12%	0.03%

Adjusted net income / Average total assets (ROA) (5)	0.57%	0.54%

Net income / Average stockholders’ equity (ROE) (6)	5.04%	5.62%
Plus: after tax impact of total spin-off costs	1.31%	0.38%

Adjusted net income / Average stockholders’ equity (ROE) (6)	6.35%	6.00%

Noninterest expense / Average total assets (5)	2.65%	2.45%
Plus: impact of total spin-off costs	(0.14)%	(0.07)%

Adjusted noninterest expense / Average total assets (5)	2.51%	2.38%

Efficiency ratio	83.58%	73.84%
Plus: impact of total spin-off costs	(4.26)%	(1.86)%

Adjusted efficiency ratio	79.32%	71.98%

(17)	Non-GAAP financial measures are not included as of and for the periods ended March 31, 2017 and December 31, 2016 and 2015 because no spin-off costs existed for those periods.
(18)	Adjusted efficiency ratio is the efficiency ratio plus the impact of total spin-off costs.

NM Not Meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Financial Information,” our audited consolidated financial statements, our unaudited interim consolidated financial statements and related notes included elsewhere in this information statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this information statement, may cause actual results to differ materially from those projected in the forward looking statements.

Our historical consolidated financial data included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future including as a result of changes in our strategy and our current strategic planning work, where we seek to operate as a simpler, more profitable business. See “Risk Factors — Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results.”

Overview

Our Company

We are a bank holding company headquartered in Coral Gables, Florida. We provide individuals and businesses a comprehensive array of deposit, credit, investment, wealth management and fiduciary services, both in the United States and to select international customers. These services are offered primarily through the Bank and its subsidiaries, the Trust Company and Investment Services. The Bank’s primary markets are South Florida, where it operates 15 banking centers in Miami-Dade, Broward and Palm Beach counties; the greater Houston, Texas area where it has seven banking centers in Harris and Montgomery counties; and the New York City area where it has a loan production office in Midtown Manhattan. We are constructing an additional banking center in Katy, Texas. Our limited representative offices in Brazil and Colombia are being closed. Our previous representative office in Mexico was closed in 2017.

We report our results of operations through four segments: Personal and Commercial Banking, Corporate LATAM, Treasury and Institutional. Our Personal and Commercial Banking segment, which we refer to as PAC, delivers the Bank’s core services and product offerings to domestic personal and commercial business customers and international customers, which are primarily personal customers. Our Corporate LATAM segment serves financial institution clients and large companies in Latin America. Our Treasury segment manages our securities portfolio, and supports Company-wide initiatives for increasing profitability of other financial assets and liabilities. Our Institutional segment is comprised of balances and results of Investment Services and the Trust Company, as well as general corporate activities not reflected in our other three segments.

Primary Factors Used to Evaluate Our Business

Results of Operations. In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income and return on equity.

Net Interest Income. Net interest income represents interest income less interest expense. We generate interest income from interest, dividends and fees received on interest-earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, and borrowings such as junior subordinated debentures and other forms of indebtedness. Net interest income typically is the most significant contributor to our revenues and net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; (iv) our net interest margin;

and (v) our provisions for loan losses. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated by dividing net interest income for the period by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources of funds.

Changes in market interest rates and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses.

Noninterest Income. Noninterest income consists of, among other things: (i) deposit and service fees; (ii) brokerage, advisory and fiduciary activities; (iii) benefits from and changes in cash surrender value of bank-owned life insurance, or BOLI, policies; (iv) card and trade finance servicing fees, (v) data processing, rental income and fees for other services provided to related parties, (vi) securities gains or losses, and (vii) other noninterest income.

Our income from service fees on deposit accounts is largely impacted by the volume, growth and type of deposits we hold, which are impacted by prevailing market conditions for deposit products, our marketing efforts and other factors.

Our income from brokerage, advisory and fiduciary activities consists of brokerage commissions related to the dollar amount of customers’ trading volume of transactions, fiduciary, investment advisory fees and account administrative services generally based on a percentage of the average value of assets managed during the contractual period.

Income from changes in the cash surrender value of our BOLI policies represents the amount that may be realized under the contracts with the insurance carriers, which are nontaxable.

Card servicing fees include credit card issuance and credit and debit cards interchange fees. Credit card issuance fees are generally recognized over the period in which the cardholders are entitled to use the cards. Interchange fees are recognized when earned. Trade finance servicing fees, which primarily include commissions on letters of credit, are generally recognized over the service period on a straight line basis.

We have historically provided certain administrative services to non-U.S. affiliates under certain service agreements with arms-length terms and charges. Income from this source changes based on changes to the direct costs associated with providing the services and based on changes to the amount and scope of services provided which are reviewed periodically.

Our gains on sales of securities is income from the sale of securities within our securities portfolio and is primarily dependent on changes in U.S. Treasury interest rates and asset liability management activities. As U.S. Treasury rates increase, our securities portfolio decreases in market value, and as U.S. Treasury rates decrease, our securities portfolio increases in value.

Gain or losses on sale of property and equipment are recorded at the date of the sale and presented as other noninterest income or expense in the period they occur.

Noninterest Expense. Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy and equipment; (iii) professional and other services fees; (iv) insurance and regulatory assessments; (v) telecommunication and data processing; (vi) depreciation and amortization; and (vii) other operating expenses.

Salaries and employee benefits include compensation, employee benefits and employer tax expenses for our personnel.

Occupancy expense includes lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses.

Professional and other services fees include legal, accounting and consulting fees, card processing fees, and other fees related to our business operations, and include director’s fees and OCC fees.

Insurance and regulatory assessments include FDIC insurance and corporate insurance premiums.

Telecommunication and data processing expenses include expenses paid to our third-party data processing system providers and other telecommunication and data service providers.

Depreciation and amortization expense includes the value associated with the depletion of the value on our owned properties, including leasehold improvements made to our leased properties.

Other operating expenses will include the incremental cost associated with servicing the large number of shareholders we will have post-spin-off.

Noninterest expenses generally increase as we grow our business and whenever necessary to implement or enhance policies and procedures for regulatory compliance.

Primary Factors Used to Evaluate Our Financial Condition

The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

Asset Quality. We manage the diversification and quality of our assets based upon factors that include the level, distribution and severity of the deterioration in asset quality. Problem assets may be categorized as classified, delinquent, nonaccrual, nonperforming and restructured assets. We also manage the adequacy of our allowance for loan losses, or the allowance, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

Capital. Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. In 2016, we adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which is subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, CET1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. Our capital ratios at March 31, 2018, December 31, 2017, 2016 and 2015 exceeded all minimum regulatory requirements to be “well-capitalized” on a current as well as fully phased-in basis.

We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet under various scenarios, including stressed; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 capital ratio, the total capital ratio, the Tier 1 leverage ratio, and the Common Equity Tier 1 capital ratio; and (viii) other factors.

Liquidity. Our deposit base consists primarily of personal and commercial accounts maintained by individuals and businesses in our primary markets. In recent years, we have increased our access to fully-insured time deposits under $250,000 brokered by third-party financial firms in the U.S. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Material Trends and Developments

Economic and Interest Rate Environment. The results of our operations are highly dependent on economic conditions in the markets we serve, and U.S. market interest rates. Beginning in 2007, turmoil in the financial sector resulted in a reduced level of confidence in financial markets among borrowers, lenders and depositors, as well as extreme volatility in the capital and credit markets. In response to these conditions, the Federal Reserve began decreasing short-term interest rates, with eleven consecutive decreases totaling 525 basis points between September 2007 and December 2008. Since the recession ended in 2009, the economic conditions in the U.S. and our primary market areas have improved. Economic growth has been modest, the real estate market continues to recover and unemployment rates in the U.S. and our primary markets have significantly improved.

The Federal Reserve’s Normalization Policy adopted in September 2014 included gradually raising the Federal Reserve’s target range for the Federal Funds rate to more normal levels and gradually reducing the Federal Reserve’s holdings of U.S. government and agency securities. The Federal Reserve’s target Federal Funds rate has increased seven times since December 2015 in 25 basis point increments from 0.25% to 2.00% on June 13, 2018.

General and Administrative Expenses. We expect to continue incurring increased noninterest expenses related to building out and modernizing our operational infrastructure, marketing and other administrative expenses to execute our strategic initiatives, costs associated with establishing de novo banking centers, expenses to hire additional personnel and other costs required to continue our growth.

Credit Reserves. We seek a level of loan reserves against probable losses commensurate with the credit risks inherent in our loan portfolio. These reserves are used to cover a number of factors associated with probable loan losses, including bad loans, customer defaults and renegotiated terms of a loan that incur lower than previously estimated payments. Management periodically evaluates the adequacy of these reserves to ensure that they are maintained at a reasonable level to provide for recognized and unrecognized but inherent losses in the loan portfolio.

Regulatory Environment. As a result of regulatory changes, including the Dodd-Frank Act and Basel III, as well as regulatory changes resulting from becoming a publicly traded company, we expect to be subject to more restrictive capital requirements, more stringent asset concentration and growth limitations and new and potentially heightened examination and reporting requirements. We also expect to face a more challenging environment for customer loan demand due to the increased costs that could ultimately be borne by borrowers, and to incur higher costs to comply with these new regulations. This uncertain regulatory environment could have a detrimental impact on our ability to manage our business consistent with historical practices and cause difficulty in executing our growth plan. See “Risk Factors — Risks Related to Our Business” and “Supervision and Regulation.”

Discussion and Analysis of the Years Ended December 31, 2017, 2016 and 2015

Average Balance Sheet, Interest and Yield/Rate Analysis

The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2017, 2016 and 2015. The average balances for loans include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and the amortization of net deferred loan origination costs accounted for as yield adjustments. Average balances represent the daily average balances for the years presented.

	2017			2016			2015
	Average Balances	Income/ Expense	Yield/ Rates	Average Balances	Income/ Expense	Yield/ Rates	Average Balances	Income/ Expense	Yield/ Rates
	(In thousands, except percentages)
Interest-earning assets:
Loans portfolio, net (1)	$5,849,117	$223,765	3.83%	$5,363,732	$188,526	3.51%	$5,253,467	$160,893	3.06%
Securities available for sale (2)	1,871,377	44,162	2.36%	2,155,589	46,962	2.18%	2,148,323	44,550	2.07%
Securities held to maturity (3)	24,813	582	2.35%	—	—	—	—	—	—%
Federal Reserve Bank and Federal Home Loan Bank stock	61,100	3,169	5.19%	50,191	2,533	5.05%	47,959	2,348	4.89%
Deposits with banks	153,370	1,642	1.07%	165,072	806	0.49%	165,455	408	0.25%

Total interest-earning assets	7,959,777	273,320	3.43%	7,734,584	238,827	3.09%	7,615,204	208,199	2.73%

Total non-interest-earning assets less allowance for loan losses	527,508			461,939			356,154

Total Assets	$8,487,285			$8,196,523			$7,971,358

Interest-bearing liabilities:
Checking and saving accounts —
Interest bearing DDA (NOW)	$1,627,546	$394	0.02%	$1,811,316	$653	0.04%	$2,054,565	$1,187	0.06%
Money market	1,312,252	8,780	0.67%	1,390,574	8,187	0.59%	1,431,664	7,257	0.51%
Savings	474,569	76	0.02%	511,576	119	0.02%	546,131	169	0.03%

Total checking and saving accounts	3,414,367	9,250	0.27%	3,713,466	8,959	0.24%	4,032,360	8,613	0.21%
Time deposits	2,031,970	26,787	1.32%	1,638,051	16,576	1.01%	1,082,885	8,016	0.74%

Total Deposits	5,446,337	36,037	0.66%	5,351,517	25,535	0.48%	5,115,245	16,629	0.33%

Federal funds purchased and securities sold under repurchase agreements	36,447	1,882	5.16%	63,515	3,259	5.13%	71,021	3,630	5.11%
Advances from the FHLB (4)	968,187	18,235	1.88%	712,374	10,971	1.54%	650,841	8,787	1.35%
Junior subordinated debentures	118,110	7,456	6.31%	118,110	7,129	6.04%	118,110	6,868	5.81%

Total interest-bearing liabilities	6,569,081	63,610	0.97%	6,245,516	46,894	0.75%	5,955,217	35,914	0.60%

Total non-interest-bearing liabilities	1,152,121			1,233,280			1,311,918

Total liabilities	7,721,202			7,478,795			7,267,135
Stockholders’ equity	766,083			717,727			704,223

Total liabilities and stockholders’ equity	$8,487,285			$8,196,523			$7,971,358

Excess of average interest- earning assets over average interest-bearing	$1,390,696			$1,489,068			$1,659,987

Net interest income		$209,710			$191,933			$172,285

Net interest rate spread			2.46%			2.34%			2.13%
Effect of non-interest-bearing sources			0.17%			0.14%			0.13%

Net interest margin (5)			2.63%			2.48%			2.26%

Ratio of average interest-earning assets to average interest-bearing liabilities	121.17%			123.84%			127.87%

(1)	Average non-performing loans of $46.1 million, $63.5 million and $65.3 million in 2017, 2016, and 2015, respectively, are included in the average loans portfolio, net balance.

(2)	Includes nontaxable securities with an average balance of $164 million, $136 million and $36 million in 2017, 2016 and 2015, respectively. The tax equivalent yield for available for sale securities for 2017, 2016 and 2015 was 3.86%, 3.66% and 3.72%, respectively, using an assumed 35% tax rate and dividing the actual yield by .65.
(3)	Includes nontaxable securities with an average balance of $25 million in 2017. The tax equivalent yield for held to maturity securities for 2017 was 3.61%, using an assumed 35% tax rate and dividing the actual yield by .65.
(4)	The terms of the advance agreement require the Bank to maintain certain qualified investment securities and/or loans as collateral for these advances.
(5)	Net interest margin is defined as net interest income divided by average interest-earning assets, which are loans, securities available for sale, deposits with banks and other financial assets which, yield interest or similar income.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. In this table we present for the periods indicated, the changes in interest income and the changes in interest expense attributable to the changes in interest rates and the changes in the volume of interest-earning assets and interest-bearing liabilities. For each category of assets and liabilities, information is provided on changes attributable to: (i) change in volume (change in volume multiplied by prior year rate); (ii) change in rate (change in rate multiplied by prior year volume); and (iii) change in both volume and rate which is allocated to rate. See “Risk Factors — Our profitability and liquidity may be affected by changes in interest rates and interest rate levels, the shape of the yield curve and economic conditions.”

	Increase (Decrease) in Net Interest Income
	2017 vs 2016			2016 vs 2015
	Attributable To			Attributable To
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest income attributable to:
Loans portfolio, net	$17,037	$18,202	$35,239	$3,374	$24,259	$27,633
Securities available for sale	(6,196)	3,396	(2,800)	150	2,262	2,412
Securities held to maturity	582	—	582	—	—	—
Federal Reserve Bank and Federal Home Loan Bank stock	551	85	636	108	77	185
Deposits with banks	(57)	893	836	(1)	399	398

Total interest-earning assets	$11,917	$22,576	$34,493	$3,631	$26,997	$30,628

Interest expense attributable to:
Checking and saving accounts:
Interest bearing DDA (NOW)	$(74)	$(185)	$(259)	$(146)	$(388)	$(534)
Money market	(462)	1,055	593	(210)	1,140	930
Savings	(7)	(36)	(43)	(10)	(40)	(50)

Total checking and saving accounts	(543)	834	291	(366)	712	346
Time deposits	3,979	6,232	10,211	4,108	4,452	8,560

Total deposits	3,436	7,066	10,502	3,742	5,164	8,906
Securities sold under repurchase agreements	(1,389)	12	(1,377)	(384)	13	(371)
Advances from the FHLB	3,940	3,324	7,264	831	1,353	2,184
Junior subordinated debentures	—	327	327	—	261	261

Total interest-bearing liabilities	$5,987	$10,729	$16,716	$4,189	$6,791	$10,980

Increase (decrease) in net interest income	$5,930	$11,847	$17,777	$(558)	$20,206	$19,648

In 2017, the decrease in securities available for sale was attributable to an asset mix rebalance where the reduction of investments was used to fund new loan production.

In 2017 and 2016, the decrease in interest expense attributable to checking and saving accounts was due to lower volume and migration to time deposit products. Given current interest rate levels, clients are inclined to seek higher rate products such as time deposits. The lower volume primarily resulted from a reduction of interest bearing transactional accounts from international customers, which also contributed to reducing the concentration of large fund providers. A significant amount of the decrease was offset by an increase in time deposits and brokered certificates of deposits.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

The table below sets forth certain results of operations data for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,			Change
	2017	2016	2015	2017 vs 2016		2016 vs 2015
	(In thousands, except per share amounts and percentages)
Net interest income	$209,710	$191,933	$172,285	$17,777	9.26%	$19,648	11.40%
(Reversal of) provision for loan losses	(3,490)	22,110	11,220	(25,600)	(115.78)%	10,890	97.06%

Net interest income after (reversal of) provision for loan losses	213,200	169,823	161,065	43,377	25.54%	8,758	5.44%
Noninterest income	71,485	62,270	54,756	9,215	14.80%	7,514	13.72%
Noninterest expense	207,636	198,303	192,262	9,333	4.71%	6,041	3.14%

Net Income before income tax	77,049	33,790	23,559	43,259	128.02%	10,231	43.43%
Income tax	(33,992)	(10,211)	(8,514)	(23,781)	232.90%	(1,697)	19.93%

Net Income	$43,057	$23,579	$15,045	$19,478	82.61%	$8,534	56.72%

Basic and diluted earnings per share (1)	$0.34	$0.18	$0.12	$0.16		$0.06

(1)	We have no outstanding dilutive instruments issued. Consequently, the basic and diluted earnings per share are equal in each of the periods presented.

We attribute the significant improvements in our consolidated results experienced in the past three years to our concerted efforts to increase loan volumes, improve the mix and overall asset quality of the loan portfolio, making the necessary investments in human and technical resources to continue enhancing customer experience and operations while keeping operational costs under control.

Results of Operations for 2017 compared to Results of Operations for 2016

The following discussion of our results of operations compares the years ended December 31, 2017 and 2016.

Net income. Net income of $43.1 million and $0.34 basic and diluted earnings per share for the year 2017 represents an improvement of $19.5 million, or 82.61%, from net income of $23.6 million and $0.18 basic and diluted earnings per share reported in 2016. We attribute this increase primarily to improved credit quality across all loan classes, the improved interest rate environment and higher loan volumes. There were other non-recurrent items that also impacted results in 2017 with respect to 2016 further discussed below.

Net interest income improved from $191.9 million in 2016 to $209.7 million in 2017, an increase of $17.8 million, or 9.26%, primarily due to higher average interest-earnings asset volumes and yields, partially offset by higher average interest-bearing liability volumes and yields. As a result of improved credit trends across all our loan portfolios, there was a reversal of allowance for loan losses of $3.5 million in 2017, which compared to a provision to the allowance of $22.1 million recorded in 2016, contributing $25.6 million to the increase in net income in 2017 with respect to 2016. There were also improvements in our noninterest income, which increased by $9.2 million in 2017, or 14.80%, over 2016, including a one-time gain of $10.5 million on the sale of the Bank’s building in New York City.

These positive results were partially offset by an increase in noninterest expense of $9.3 million, or 4.71%, primarily attributable to the costs of professional services incurred in connection with the spin-off and higher salary and employee benefit costs, which reflects our growing business and investments in operational enhancements. In addition, we remeasured net DTAs and recorded approximately $9.6 million in additional tax expense resulting from the reduction in federal corporate income tax rates under the 2017 Tax Act signed into law on December 22, 2017. The 2017 Tax Act reduced the federal corporate income tax rate to 21% compared to 35%. We believe this reduction in tax rate will benefit us in 2018 and later years.

Net interest income. In the year ended December 31, 2017, we generated $209.7 million of net interest income, which was an increase of $17.8 million, or 9.26%, from the $191.9 million of net interest income in the year ended December 31, 2016. The increase in net interest income was due primarily to an increase of 2.91% in the average balance of interest-earning assets, coupled with a 34 basis point improvement in the average yield on interest-earning assets. For the years ended December 31, 2017 and 2016, our reported net interest margin was 2.63% and 2.48%, respectively, an improvement of 15 basis points.

Interest income. Total interest income was $273.3 million for the year ended December 31, 2017 compared to $238.8 million for the comparable period of 2016. The $34.5 million, or 14.4%, increase in total interest income was primarily due to increases in average balances of loans and average yield earned on those loan balances, securities and other earning assets. These improvements were partially offset by a decrease in average securities volumes in 2017 as compared to 2016, primarily due to the redeployment of those funds into better yielding loan products.

Interest income on loans for the year ended December 31, 2017 was $223.8 million compared to $188.5 million for the comparable period of 2016. The $35.2 million, or 18.69%, increase was primarily due to a 32 basis point increase in average yield on loans and a 9.05% increase in the average balance of loans outstanding, mainly the result of growing the loan portfolio of PAC, which includes real estate loans. This loan growth was offset in part by a reduction of the Corporate LATAM loan portfolio as the Company continues its efforts to grow higher-yield loan portfolios in its domestic markets.

Interest income on our securities portfolio decreased $1.6 million, or 3.20%, to $47.8 million in the year ended December 31, 2017 compared to $49.5 million in the comparable period of 2016. This decrease is primarily attributable to a decline of 13.18% in the average volume of securities available for sale, the proceeds of which were primarily redeployed to loan production, partially offset by higher average yields of securities available for sale, which increased an average of 18 basis points in 2017 as compared to 2016.

Interest expense. Interest expense on interest-bearing liabilities increased $16.7 million, or 35.65%, to $63.6 million for the year ended December 31, 2017 as compared to $46.9 million in the comparable period of 2016, primarily due to increases in average deposit balances and advances from the FHLB, and the higher average interest rate on those funding sources, partially offset by the maturity in 2017 of all outstanding securities sold under agreements to repurchase at the close of 2016.

Interest expense on deposits increased to $36.0 million for the year ended December 31, 2017 as compared to $25.5 million for the comparable period of 2016. The $10.5 million, or 41.13%, increase was primarily due to an 18 basis point increase in the average rate paid, combined with the average balance of deposits increasing 1.77%. The increase in the average balance of deposits resulted primarily from increases in time deposits, partially offset by decreases in lower-cost demand, money market and saving deposits, as retail customers were attracted to higher interest rates offered in time deposit products. The increase in the average rate paid was primarily due to the impact of higher market interest rates on time deposits and, to a lesser extent, competitive pricing paid on money market accounts.

Interest expense on advances from the FHLB increased $7.3 million, or 66.21%, in 2017 with respect to the same in 2016. This increase is the result of an increase of 35.91% in the average balance outstanding of advances, which contributed $3.9 million of the increase, along with an increase of 34 basis points in the average rate paid on those advances, which contributed $3.3 million of the increase.

Results of Operations for 2016 compared to Results of Operations for 2015

The following discussion of our results of operations compares the years ended December 31, 2016 and 2015.

Net income. Net income of $23.6 million and $0.18 basic and diluted earnings per share for the year 2016 represents an improvement from net income of $15.0 million and $0.12 basic and diluted earnings per share reported in 2015. The main driver contributing to this result was an increase in net interest income, which improved from $172.3 million in 2015 to $191.9 million in 2016, an increase of $19.7 million or 11.40%, mainly related to higher average yields and increases in interest-earning asset volume. There were also improvements in our noninterest income, which increased by $7.5 million in 2016 or 13.72% over 2015. These positive trends were partially offset by an increase in the provision for loan losses of $10.9 million, or 97.06% compared to 2015, primarily related to increased loan volume and specific loan charge-offs. Additionally, there was an increase in noninterest expense of $6.0 million, or 3.14%, primarily attributable to higher salary and employee benefit costs, which reflects our growing business and investments in operational enhancements.

Net interest income. In the year ended December 31, 2016, we generated $191.9 million of net interest income, which was an increase of $19.6 million, or 11.40%, from the $172.3 million of net interest income in the year ended December 31, 2015. The increase in net interest income was due primarily to a 1.57% increase in the average balance of interest-earning assets, coupled with a 36 basis point improvement in their average yield. For the years ended December 31, 2016 and 2015, our reported net interest margin was 2.48% and 2.26%, respectively.

Interest income. Total interest income was $238.8 million for the year ended December 31, 2016 compared to $208.2 million for the comparable period of 2015. The $30.6 million, or 14.7%, increase in total interest income was primarily due to increases in average balances of loans and securities as well as the average yield earned on those assets.

Interest income on loans for the year ended December 31, 2016 was $188.5 million compared to $160.9 million for the comparable period of 2015. The $27.6 million, or 17.17%, increase was primarily due to a 45 basis point increase in average yield on loans and to a lesser extent, a 2.10% increase in the average balance of loans outstanding.

Interest income on our securities portfolio increased $2.6 million, or 5.54%, to $49.5 million in the year ended December 31, 2016 compared to $46.9 million in the comparable period of 2015. This increase is primarily attributable to higher average outstanding balances of securities available for sale along with higher average yields, which increased an average of 11 basis points in 2016 with respect to 2015 mainly due to longer duration in the securities portfolio.

Interest expense. Interest expense on interest-bearing liabilities increased $11.0 million, or 30.57%, to $46.9 million for the year ended December 31, 2016 as compared to $35.9 million in the comparable period of 2015, primarily due to increases in average deposit balances and advances from the FHLB, and the higher average interest rate on those funding sources.

Interest expense on deposits increased to $25.5 million for the year ended December 31, 2016 as compared to $16.6 million for the comparable period of 2015. The $8.9 million, or 53.6%, increase was primarily due to the average balance of deposits increasing 4.62%, combined with a 15 basis point increase in the average rate paid. The increase in the average balance of deposits resulted primarily from increases in time deposits, partially offset by decreases in lower-costing demand, money market and saving deposits. The increase in the average rate paid was primarily due to the impact of higher market interest rates on certain deposit classes.

Provision for Loan Losses

Set forth in the table below are the changes in the allowance for loan losses for each of the years in the 5-year period ended December 31, 2017.

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Balance at the beginning of the period	$81,751	$77,043	$65,385	$60,468	$67,289
Charge-offs
Domestic Loans:
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	(97)	(94)	—	(602)	(886)
Multi-family residential	—	—	(197)	(116)	—
Land development and construction loans	—	—	—	(218)	(2,121)

	(97)	(94)	(197)	(936)	(3,007)
Single-family residential	(130)	(195)	(157)	(287)	(6,581)
Owner occupied	(25)	(24)	(98)	(988)	(503)

	(252)	(313)	(452)	(2,211)	(10,091)
Commercial	(1,907)	(1,305)	(1,515)	(4,953)	(1,697)
Consumer and others	(341)	(196)	(4)	(95)	(64)

	(2,500)	(1,814)	(1,971)	(7,259)	(11,852)

International Loans: (1)
Commercial	(6,166)	(19,610)	(73)	—	(126)
Consumer and others	(757)	(1,186)	(300)	(281)	(149)

	(6,923)	(20,796)	(373)	(281)	(275)

Total Charge-offs	$(9,423)	$(22,610)	$(2,344)	$(7,540)	$(12,127)

Recoveries
Domestic Loans:
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	$717	$2,639	$56	$587	$360
Multi-family residential	—	1	148	103	252
Land development and construction loans	178	1,267	595	589	3,184

	895	3,907	799	1,279	3,796
Single-family residential	1,205	105	252	403	620
Owner occupied	445	32	560	723	66

	2,545	4,044	1,611	2,405	4,482
Commercial	221	84	1,064	1,914	275
Consumer and others	2	11	6	—	7

	2,768	4,139	2,681	4,319	4,764

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands)
International Loans: (1)
Real Estate Loans
Single-family residential	$10	$21	$98	$150	$225
Commercial	297	1,000	—	—	—
Consumer and others	87	48	3	17	28

	394	1,069	101	167	253

Total Recoveries	$3,162	$5,208	$2,782	$4,486	$5,017

Net (charge-offs) recoveries	(6,261)	(17,402)	438	(3,054)	(7,110)
(Reversal of) provision for loan losses	(3,490)	22,110	11,220	7,971	289

Balance at the end of the period	$72,000	$81,751	$77,043	$65,385	$60,468

(1)	Includes transactions in which the debtor or the customer is domiciled outside the U.S., even when the collateral is located in the U.S.

2017 compared to 2016

In 2017 charge-offs declined to $9.4 million from $22.6 million in 2016. Charge-offs in 2017 primarily included $6.0 million charge-off related to a loan to a Latin American primary products company, and $0.8 million of credit card charge-offs. The remaining $2.5 million of charge-offs were due to domestic loans. As a result, the ratio of net charge-offs over the average total loan portfolio in 2017 improved to 0.11%, 21 basis points lower than in 2016.

We reversed $3.5 million from the allowance for loan losses in 2017, a favorable difference of $25.6 million versus the provision recorded in 2016. This reversal was primarily the result of continued improvements in the economic conditions in the U.S. domestic markets where we do business, the resulting positive impact those conditions have in credit quality across all major loan portfolios we originate, along with our continued reduction in exposure to Latin American loans.

2016 compared to 2015

Total charge-offs increased to $22.6 million in 2016 compared to $2.3 million in the previous year. The large increase was due to higher loan losses experienced in the Latin American commercial loan portfolio resulting from the rapidly deteriorating financial condition of certain non-government customers in the oil industry that were impacted by the decline in commodity prices, in general, and in oil prices, in particular. These lower commodity prices affected companies in many regions, particularly in countries in Latin America such as Chile, Brazil, Colombia and Venezuela, whose economies depend to a large extent on commodity prices. The increase in losses we experienced in 2016 were incurred on loans to entities in Colombia and Brazil. The 2016 increase in charge-offs was due primarily to the $19.6 million charge-off of a loan to a Canadian oil and gas company operating in Colombia. Also, $1.2 million of credit card loans to Venezuelan borrowers were charged off. The balance of $1.8 million were U.S. loan charge-offs. We had no loans outstanding to the private and public oil sectors in Venezuela in 2017, 2016 and 2015. Total recoveries increased by $2.4 million, or 87.2%, compared to the amounts recovered in 2015.

Our provision for loan losses totaled $22.1 million for the year ended December 31, 2016, an increase of 97.1% from $11.2 million recorded in 2015. This increase reflected the 2016 charge-offs and estimated loss reserves in other loans, including the loan to the Latin American primary products company ultimately charged-off in 2017.

Significantly higher net charge-offs, partially offset by a higher average loan portfolio balance, contributed to the deterioration in the ratio of net charge-offs to over average total loan portfolio in 2016. This ratio was 0.32% in 2016, 33 basis points higher than in 2015, when recoveries slightly exceeded charge-offs.

Noninterest income

The table sets forth a comparison for each of the categories of non-interest income for the periods presented.

	Years ended December 31						Change
	2017		2016		2015		2017 vs 2016		2016 vs 2015
	(In thousands, except percentages)
Deposits and service fees	$19,560	27.36%	$20,928	33.61%	$21,147	38.62%	$(1,368)	(6.54)%	$(219)	(1.04)%
Brokerage, advisory and fiduciary activities	20,626	28.85%	20,282	32.57%	19,047	34.79%	344	1.70%	1,235	6.48%
Change in cash surrender value of BOLI(1)	5,458	7.64%	4,422	7.10%	438	0.80%	1,036	23.43%	3,984	909.59%
Cards and trade finance servicing fees	4,589	6.42%	4,250	6.83%	5,175	9.45%	339	7.98%	(925)	(17.87)%
Data processing, rental income and fees for other services to related parties	3,593	5.03%	4,409	7.08%	4,342	7.93%	(816)	(18.51)%	67	1.54%
Securities (losses) gains, net	(1,601)	(2.24)%	1,031	1.66%	1,062	1.94%	(2,632)	(255.29)%	(31)	(2.92)%
Other noninterest income	19,260	26.94%	6,948	11.16%	3,545	6.47%	12,312	177.20%	3,403	95.99%

	$71,485	100.00%	$62,270	100.00%	$54,756	100.00%	$9,215	14.80%	$7,514	13.72%

(1)	Changes are not taxable.

2017 compared to 2016

Noninterest income increased $9.2 million, or 14.80% in 2017 compared to 2016. In August 2017, the Bank sold its New York City building and later relocated its New York City based loan production office to new leased space. The loan production office’s new offices are located two blocks from the Bank’s former location and are expected to increase the efficiency of our New York City operation. As a result of this sale in 2017, the Bank realized a one-time gain of $10.5 million recorded as other noninterest income. Other positive factors leading to the improvement in noninterest income in 2017 with respect to 2016 included an increase of $1.0 million, or 23.43%, in the cash surrender value of BOLI policies, and increases in brokerage, advisory and fiduciary activities, as well as in debit and credit cards fees.

Offsetting these positive trends in noninterest income were a decline of $1.4 million, 6.54%, in deposit and service fees, and net gains/losses on securities which decreased to a net loss of $1.6 million, compared to a net gain of $1.0 million in 2016. This resulted from the execution of a strategy to mitigate the potential negative impact on yields and fair values of certain securities, which were previously held as available for sale, from expected future increases in market interest rates. There was also a decline of $0.8 million, or 18.51%, in income from services provided to related parties, as a result of a periodic review of the services and associated costs related to our service arrangements with non-U.S. affiliates of the MSF group.

2016 compared to 2015

Noninterest income increased $7.5 million, or 13.72% in 2016 compared to 2015. The main factors leading to this result was an increase of $4.0 million in income derived from the change in the cash surrender value of BOLI policies, an increase of 6.48% in brokerage, advisory and fiduciary activities, and an increase of $3.4 million in other noninterest income, primarily rental income from the lease of office space at our Coral Gables, Florida headquarters building to third-parties. These increases were partially offset primarily by a decline of 17.87% in credit cards and trade financing servicing fees. Deposit and service fees, and brokerage, advisory and fiduciary activities represented 66.18% of total noninterest income as of December 31, 2016, compared to 73.41% in 2015, as the positive change in cash surrender value of bank-owned policies and higher other income during the year increased their contribution to total noninterest income.

Noninterest Expense

The table below presents a comparison for each of the categories of non-interest expense for the periods presented.

	Year ended December 31,						Change
	2017		2016		2015		2017 vs 2016		2016 vs 2015
	(In thousands, except percentages)
Salaries and employee benefits	$131,800	63.48%	$129,681	65.40%	$122,230	63.57%	$2,119	1.63%	$7,451	6.10%
Occupancy and equipment	17,381	8.37%	18,368	9.26%	16,441	8.55%	(987)	(5.37)%	1,927	11.72%
Professional and other services	16,399	7.90%	11,937	6.02%	16,892	8.79%	4,462	37.38%	(4,955)	(29.33)%
FDIC assessments and insurance	7,624	3.67%	7,131	3.60%	7,579	3.94%	493	6.91%	(448)	(5.91)%
Telecommunications and data processing	9,825	4.73%	8,392	4.23%	7,494	3.90%	1,433	17.08%	898	11.98%
Depreciation and amortization	9,040	4.35%	9,130	4.60%	8,381	4.36%	(90)	(0.99)%	749	8.94%
Other operating expenses	15,567	7.50%	13,664	6.89%	13,245	6.89%	1,903	13.93%	419	3.16%

	$207,636	100.00%	$198,303	100.00%	$192,262	100.00%	$9,333	4.71%	$6,041	3.14%

2017 compared to 2016

Noninterest expense increased $9.3 million, or 4.71%, in 2017 primarily as a result of higher professional fees, along with higher salary and employment benefits and other expenses. These increases were partially offset by a 5.37% reduction in occupancy and equipment-related costs mainly associated with ongoing efforts to optimize our banking center network, along with physical and technology improvements aimed at optimizing customer service and support operations.

Professional and other services fees increased $4.5 million, or 37.38%, primarily due to accrued external legal and consulting fees associated with the spin-off from MSF. We expect to record an undetermined amount of additional legal and other fees in 2018 in connection with this transaction.

The increase in salaries and employment benefits of $2.1 million, or 1.63%, mainly reflects annual salary increases, partially offset by the expenses accrued for in 2016 associated with early retirement buyout packages with certain employees, and lower headcount at the end of 2017 compared to the previous year, as a result of the Bank’s ongoing efforts to operate more efficiently.

2016 compared to 2015

Noninterest expense increased $6.0 million, or 3.14% in 2016 primarily as a result of higher salaries and employment benefits, occupancy-related costs, and telecommunications and data processing expenses. These increases were partially offset by a 29.33% reduction in other professional service fees.

The increase in salaries and employment benefits of $7.5 million, or 6.10%, reflects annual salary increases and $2.7 million corresponding to one-time expenses accrued during the year for individuals that opted to receive an early retirement buyout package. These increases were partially offset by a lower headcount at the end of the year compared to the previous year. This reduction was the result of the Bank’s ongoing efforts to operate more efficiently.

Occupancy-related costs increased $2.7 million, or 10.78%, compared to 2015. These costs were mainly the result of our ongoing efforts to optimize our banking center network, including relocations, banking center mergers and physical improvements to optimize customer experience.

Telecommunication and data processing expenses increased $0.9 million in 2016, mainly attributed to computer software consulting services. Professional and other service fees were $5.0 million, or 29.33%, lower than in 2015, primarily due to lower legal and other consultancy expenses. Noninterest expense in 2015 included professional services fees and expenses incurred in connection with enhancements to regulatory compliance programs.

Income Taxes

The table below sets forth information related to our income taxes for the periods presented.

	Year ended December 31,			Change
	2017	2016	2015	2017 vs 2016		2016 vs 2015
	(In thousands, except effective tax rates and percentages)
Current tax expense:
Federal	$19,194	$10,981	$9,095	$8,213	74.79%	$1,886	20.74%
State	1,763	844	782	919	108.89%	62	7.93%

	20,957	11,825	9,877	9,132	77.23%	1,948	19.72%
Impact of lower rate under the 2017 Tax Act
Remeasurement of net deferred tax assets, other loan balances corresponding to items in AOCI	8,470	—	—	8,470	100.00%	—	—%
Remeasurement of net deferred tax assets corresponding to items in AOCI	1,094	—	—	1,094	100.00%	—	—%
Deferred tax expense (benefit)	3,471	(1,614)	(1,363)	5,085	(315.06)%	(251)	18.42%

	$33,992	$10,211	$8,514	$23,781	232.90%	$1,697	19.93%

Effective income tax rate	44.12%	30.22%	36.14%	13.90%	45.99%	(5.92)%	(16.38)%

2017 compared to 2016

We recorded income tax expense of $34.0 million in 2017, $23.8 million higher than the amount recorded in 2016. This increase is the result of higher taxable income during the year, the impact of the 2017 Tax Act, and a deferred tax expense in 2017 compared to a deferred tax benefit in 2016.

The increase in current tax expense during the year resulted from higher taxable income from operations, partially offset by higher tax benefits associated with differences between the tax basis of certain assets and liabilities and their corresponding book basis compared to 2016. These differences in tax basis primarily include the provision for loan losses, net unrealized losses in other comprehensive income, deferred executive compensation, dividend income, goodwill and depreciation and amortization of properties and equipment.

In 2017, we wrote-off a total of $9.6 million of net DTAs resulting from the reduction in federal corporate income tax rates under the 2017 Tax Act signed into law on December 22, 2017. The 2017 Tax Act reduced the federal corporate income tax rate to 21%, which was effective as of January 1, 2018, compared to 35% in prior periods. The write-off included $1.1 million of net DTAs associated with accumulated unrealized losses on securities available for sale and other items, which are recorded as accumulated other comprehensive income, or AOCI, in shareholder’s equity. Generally accepted accounting principles in the U.S., or GAAP, at the close of 2017 required the write-off associated with those items to be recorded against results of operations of 2017, as opposed to accumulated other comprehensive income. In February 2018, GAAP was amended and enabled companies to retrospectively reclassify the impact of these items from AOCI into retained earnings. We adopted this guidance effective in 2017 as permitted by the transition guidance.

The increase in the effective rate in 2017 from 30.22% in 2016 to 44.12% in 2017 is primarily due to the write-off of net DTAs as a result of the 2017 Tax Act, partially offset by an increase of non-taxable income related to our investments in tax-exempt municipal bonds, as well as an increase in nontaxable income from the change in the cash surrender value of BOLI policies during the year.

2016 compared to 2015

We had income tax expense of $10.2 million in 2016, $1.7 million higher than the amount recorded in 2015. This change is primarily the result of higher current tax expense partially offset by an 18.4% increase in deferred tax benefits recorded in 2016 compared to the previous year.

The increase in current tax expense during the year resulted from higher taxable income from operations, partially offset by higher tax benefits associated with differences between the tax basis of certain assets and liabilities and their corresponding book basis compared to 2015. These differences in tax bases primarily include the provision for loan losses, net unrealized losses in other comprehensive income, deferred compensation, dividend income, goodwill and depreciation and amortization of properties and equipment.

The decrease in the effective rate from 36.14% in 2015 to 30.22% in 2016 is the result of an increase of non-taxable income related to our investments in tax-exempt municipal bonds, as well as an increase in nontaxable income from the change in the cash surrender value of BOLI policies during the year.

Segment Results and Balances

The following tables summarize certain financial information for our reportable segments as of and for the periods indicated.

	PAC	Corporate LATAM	Treasury	Institutional	Total
For the year ended December 31, 2017	(In thousands)
Income Statement:
Net interest income	$182,872	$9,514	$6,649	$10,675	$209,710
(Reversal of) provision for loan losses	42	(3,879)	(1,547)	1,894	(3,490)

Net interest income after (reversal of) provision for loan losses	182,830	13,393	8,196	8,781	213,200
Noninterest income	26,468	509	8,920	35,588	71,485
Noninterest expense	161,002	4,894	11,256	30,484	207,636

Net income before income tax:
Banking	48,296	9,008	5,860	13,885	77,049
Non-banking contribution (1)	4,788	55	—	(4,843)	—

	53,084	9,063	5,860	9,042	77,049
Income tax (expense) benefit	(18,784)	(3,207)	1,106	(13,107)	(33,992)

Net Income (Loss)	$34,300	$5,856	$6,966	$(4,065)	$43,057

As of December 31, 2017
Loans, net (2)(3)	$5,542,545	$521,616	$—	$(64,325)	$5,999,836

Deposits	$5,454,216	$18,670	$779,969	$70,118	$6,322,973

For the year ended December 31, 2016

Income Statement:

Net interest income	$157,325	$15,302	$12,586	$6,720	$191,933

(Reversal of) provision for loan losses	5,795	13,620	(1,069)	3,764	22,110

Net interest income after (reversal of) provision for loan losses	151,530	1,682	13,655	2,956	169,823
Noninterest income	26,461	843	7,808	27,158	62,270
Noninterest expense	156,146	8,295	9,041	24,821	198,303

Net income (loss) before income tax:
Banking	21,845	(5,770)	12,422	5,293	33,790
Non-banking contribution (1)	5,136	(124)	—	(5,012)	—

	26,981	(5,894)	12,422	281	33,790
Income tax (expense) benefit	(10,068)	2,200	(1,473)	(870)	(10,211)

Net Income (Loss)	$16,913	$(3,694)	$10,949	$(589)	$23,579

As of December 31, 2016
Loans, net (2)(3)	$5,163,655	$601,016	$—	$(81,661)	$5,683,010

Deposits	$5,728,228	$68,332	$691,000	$89,805	$6,577,365

For the year ended December 31, 2015

Income Statement:
Net interest income	$127,148	$22,334	$17,474	$5,329	$172,285
(Reversal of) provision for loan losses	9,263	1,059	(223)	1,121	11,220

Net interest income after (reversal of) provision for loan losses	117,885	21,275	17,697	4,208	161,065
Noninterest income	24,512	1,588	2,631	26,025	54,756
Noninterest expense	142,845	10,344	7,150	31,923	192,262

Net income (loss) before income tax:
Banking	(448)	12,519	13,178	(1,690)	23,559
Non-banking contribution (1)	4,256	(197)	—	(4,059)	—

	3,808	12,322	13,178	(5,749)	23,559
Income tax (expense) benefit	(1,457)	(4,715)	(4,254)	1,912	(8,514)

Net Income (Loss)	$2,351	$7,607	$8,924	$(3,837)	$15,045

As of December 31, 2015
Loans net (2)(3)	$4,525,302	$1,105,139	$—	$(74,530)	$5,555,911

Deposits	$5,673,119	$53,156	$535,963	$257,436	$6,519,674

(1)	Non-banking contribution reflects allocations of the net results of the Trust Company and Investment Services to the customers’ primary business unit.

(2)	Provisions for the periods presented are allocated to each applicable reportable segment. The allowance for loan losses is reported entirely within Institutional. Unearned deferred loan costs and fees are included in Institutional.
(3)	Balances include loans held for sale which are allocated to PAC.

Personal and Commercial Banking (PAC)

The Personal and Commercial Banking segment, which we refer to as PAC, represents the largest contributor to our results in terms of loan and deposit volumes and income, representing, among others, the following business units: CRE, middle market, commercial (both domestic and international), small business and personal clients, which are supported by the Bank’s banking center network and a wide array of products and services offered by the Bank. It provides a range of products to serve both domestic and international clients, including those in Latin America, and its geographic footprint is concentrated in South Florida, the greater Houston, Texas area and New York area, through the Bank’s 15 banking centers in Miami-Dade, Broward and Palm Beach counties, seven banking centers in Harris and Montgomery counties in the greater Houston, Texas area and its loan production office in midtown Manhattan. In addition, PAC, in conjunction with our Treasury segment, participates in the sourcing and management of syndicated and purchased accounts receivable loans.

2017 compared to 2016

PAC reported a net income of $34.3 million in 2017, which represents a 102.80% increase from $16.9 million in 2016. This increase was primarily attributable to higher net interest income together with lower provision for loan losses, which offset increased noninterest expense as well as lower non-banking contribution and higher income tax expenses. Non-banking contribution refers generally to the impact attributable to a segment from the Trust Company and Investment Services.

Net interest income increased 16.24% to $182.9 million, from $157.3 million in 2016, primarily due to a $378.9 million, or 7.34%, expansion in PAC’s loan portfolio, as part of the continued focus on U.S. loan growth and credit quality strategies, combined with enhanced spreads as a result of an improved interest rate environment. The above growth in PAC’s loan portfolio was primarily driven by a $431.6 million, or 19.85%, increase in real estate loans to $2,605.3 million at the end of 2017 from $2,173.8 million at the end of 2016. Total real estate portfolio represented 47.01% of PAC’s loan portfolio in 2017 compared to 42.10% in 2016.

PAC’s loan loss provision decreased 99.28% to $42,000 in 2017 from $5.8 million in 2016. This lower loan loss provision, despite PAC’s loan portfolio expansion, resulted from a continued asset quality improvement in PAC’s loan portfolio primarily due to overall lower losses and lower risk factors influencing reserve requirements as well as loan upgrades and recoveries specifically in the personal and real estate portfolios.

Noninterest expense increased 3.11% to $161.0 million in 2017 from $156.1 million in 2016, primarily due to higher product support expense allocations from those units supporting PAC’s sustained loan portfolio expansion.

Non-banking contribution, primarily from PAC customer brokerage and advisory activities, decreased 6.78% to $4.8 million in 2017 from $5.1 million in 2016.

PAC reported income tax expense of $18.8 million in 2017, an 86.57% increase from income tax expense of $10.1 million in 2016, which was directly attributed to PAC’s higher pre-tax income from operations.

2016 compared to 2015

PAC generated net income of $16.9 million in 2016, which represents a 619.40% increase from $2.4 million in 2015. This increase was primarily attributable to higher net interest income combined with lower provision for loan losses, as well as increased noninterest income and non-banking contribution. These increases were partially offset by a higher level of noninterest and income tax expenses.

Net interest income increased 23.73% to $157.3 million, from $127.1 million in 2015, primarily as a result of a $638.4 million expansion in PAC’s loan portfolio as part of the Bank’s continued focus during 2016 on improving the risk/return mix, which led to an increase of $536.7 million in real estate loans across all of our markets. During 2016, the Bank continued its geographic expansion strategy by adding two new banking centers in Houston, Texas and relocating and replacing Florida banking centers with better locations as well as opening a hub facility in Doral, Florida, to capture new clients and to increase its share of loan and deposit portfolios in those markets. In this regard, from December 31, 2015 to December 31, 2016, PAC’s domestic customer deposits grew 18.67%, while PAC’s international customer deposits decreased 5.14%. The growth in domestic customer deposits was primarily attributable to the execution of strategies designed to enhance collaboration between business units to further improve existing relationships and leverage those relationships to generate new ones, together with periodic new deposit campaigns focused on U.S. customers.

The lower level of loan loss provision of $5.8 million in 2016, a 37.44% decrease from 2015, was primarily attributable to lower loss and risk factor requirements on personal, commercial, and middle market portfolios combined with certain recoveries in our real estate portfolio. This decrease was partially offset by higher generic provisions resulting from higher real estate loan volume.

Noninterest income increased 7.95% to $26.5 million in 2016 from $24.5 million in 2015, which was primarily attributable to a gain on the sale of former banking center properties amounting to $1.7 million. Noninterest expense increased 9.31% to $156.1 million in 2016 from $142.9 million in 2015, primarily as the result of higher product support expense allocations, in particular from those units supporting PAC’s loan portfolio growth and banking center expansion. Additionally, non-banking contribution, mainly from PAC customer’s brokerage and advisory activities, increased 20.68% to $5.1 million during 2016.

Corporate LATAM

Corporate LATAM serves leading financial institutions and a select number of large corporate clients in Brazil, Chile, Colombia, Mexico and Peru, generally with over $1 billion in annual sales in several large industries. These industries include: (i) financial and insurance; (ii) chemical, mineral, and plastics; (iii) primary metal and machinery; (iv) food and beverage; and (v) mining, quarrying, oil and gas extraction. The results of this segment are primarily driven by changes in short-term interest rates, the credit quality of its loan portfolio and the impact of the economic environment on borrower performance. Additionally, the majority of these industries focus on extraction, manufacturing and export to the U.S., Europe and China, which exposes these industries to fluctuations in commodity prices.

2017 compared to 2016

Corporate LATAM reported net income of $5.9 million in 2017, a $9.6 million, or a 258.53%, increase from a net loss of $3.7 million in 2016. This higher net income was primarily attributable to a reversal in the allowance for loan losses together with lower noninterest expense and higher non-banking contribution, which offset decreased net interest and noninterest income as well as higher income tax expenses.

The 37.83%, or $5.8 million, decrease in net interest income to $9.5 million in 2017 from $15.3 million in 2016 was primarily attributable to a $79.4 million, or 13.21%, reduction in the Corporate LATAM’s loan portfolio as part of our continued diversification strategy to mitigate risk in the Bank’s loan portfolio.

The $3.9 million reversal in the allowance for loan losses in 2017, which compared to a $13.6 million charge, mainly related to charge offs of a certain impaired loan in 2016, was primarily attributed to the reduction in the loan portfolio together with lower losses and lower credit risk factors.

Noninterest income decreased 39.62% to $0.5 million in 2017 from $0.8 million in 2016, primarily due to a lower level of wire transfers and letter of credit activities. The 41.00% reduction in noninterest expense to

$4.9 million in 2017 from $8.3 million in 2016 was primarily the result of lower operating expenses and allocation expenses from product support units as part of the continued segment downsizing due to the Bank’s loan portfolio diversification strategy.

Non-banking contribution, primarily from Corporate LATAM customer brokerage and advisory activities, increased 144.35% to $0.05 million in 2017 from a $0.1 million loss in 2016.

2016 compared to 2015

Corporate LATAM had a net loss of $3.7 million in 2016, compared to the net income of $7.6 million recorded in 2015. The decrease in net income is primarily attributable to a reduction in net interest income, which decreased by $7.0 million or 31.49% in 2016, compared to the previous year, from $22.3 million in 2015 to $15.3 million in 2016, accompanied by: an increase in the provision for loan losses of $12.5 million, or 1,186.12%, from $1.1 million in 2015 to $13.6 million in 2016, and a reduction in noninterest income and noninterest expenses of $0.7 million and $2.0 million from 2015 to 2016, respectively.

The 31.49% decrease in net interest income in 2016, or $7.0 million, is primarily attributable to a $504.1 million reduction in Corporate LATAM’s loan portfolio as part of our diversification strategy to mitigate credit risk in the Bank’s portfolio. The higher provision for loan losses in 2016, from $1.1 million in 2015 to $13.6 million in 2016, is primarily attributable to charge offs corresponding to a specific impaired loan. The 19.81% decrease in noninterest expenses in 2016, or $2.0 million, was primarily the result of a lower level of personnel expenses arising from the segment downsizing as part of the diversification strategy.

The Bank’s diversification strategy is managed through policies that limit exposure to individual or related debtors, collateral type and location, and economic activity of the debtors. During 2016, the Bank continued its focus on improving the risk/return mix resulting in an increase in real estate loans, and a decrease in commercial loans and other loans compared to the prior year. Loans to financial institutions in this segment represented 7.70% of the total loans at the close of 2016, a decrease from 13.21% reported at the end of 2015.

Treasury

Treasury manages the Bank’s balance sheet, including the securities portfolio, the level and quality of liquidity, overall duration, economic value of equity and asset-liability position. Therefore, it derives a significant portion of its results from its securities portfolio management activities. These activities seek to maintain an adequate combination of profitability, liquidity, interest risk and credit risk in the management of the Bank’s investment portfolio in order to support the Bank’s overall strategic goals, including capital preservation. Through the timing of its purchases and sales to achieve these objectives, Treasury historically has also provided a source of revenue to us amid a highly volatile and constantly changing economic environment. In addition, Treasury participates in the sourcing and management of syndicated and purchased accounts receivable loans, in conjunction with PAC.

Net interest income includes credits and charges to Treasury as follows: (i) credit for interest income earned on all interest-earning assets, excluding loans other than those it co-manages with PAC, (ii) the net amount of funds transfer pricing derived from credits for funds sold to the business segments, primarily to fund loans, and charges for funds purchased from the business segments that generate deposits and (iii) interest expense for professional funding, which is primarily comprised of brokered certificates of deposits and FHLB advances.

2017 compared to 2016

Treasury reported a net income of $7.0 million in 2017, which represents a 36.38% decrease from $11.0 million in 2016. This decrease was primarily the result of lower net interest income combined with higher noninterest expense, and was partially offset by a higher reversal of loan loss reserve, increased noninterest income and lower taxes primarily as the result of higher tax-free income.

The decrease in Treasury’s net interest income to $6.6 million in 2017 from $12.6 million in 2016 was primarily attributable to a decreased interest income combined with an increase in interest expense. The decline in interest income resulted from a lower return on investments due to a reduction of $436.1 million in the securities available for sale that was partially offset by an increase of $89.9 million in securities held to maturity and improved yields. The increased interest expense resulted from higher interest expense on our FHLB advances and other borrowings due to an increase in volume of $242.0 million as compared to 2016 together with higher interest expense on brokered certificates of deposits as a result of an increase in volume of $89.0 million as compared to 2016. The funds obtained as a result of the above reduction in securities, together with the increases in professional funding were primarily used to support PAC’s continued loan growth during 2017.

The higher loan loss provision reversal of $0.5 million in 2017 as compared to 2016 primarily resulted from overall lower losses, and lower risk factors as well as a reduction in the balance of syndicated and purchased accounts receivable loans. Syndicated and accounts receivable loans are co-managed by Treasury and PAC, whereby Treasury originates, pre-screens, and executes the transactions, while PAC serves as a liaison with credit analysis for the underwriting and performs portfolio management. Although these loans are booked in PAC, both segments monitor and share the allocation of income and expense, as well as the loan loss provision associated with such loans.

Noninterest income increased $1.1 million, or 14.24%, to $8.9 million in 2017 from $7.8 million in 2016, primarily due to non-taxable increases in the cash surrender value of BOLI policies together with swap valuation income. Noninterest expense increased $2.3 million, or 24.50%, to $11.3 million in 2017 from $9.0 million in 2016, primarily as the result of overall higher operating and allocated expenses.

Treasury reflected an income tax credit of $1.1 million in 2017 versus an income tax expense of $1.5 million in 2016. Income from BOLI and tax-free municipal bonds is excluded from Treasury’s pre-tax income when income tax is calculated and allocated to the business segments. On this basis, Treasury realized a net loss before income tax of $3.1 million in 2017 versus a net profit before income tax of $4.9 million in 2016.

2016 compared to 2015

Treasury generated net income of $10.9 million in 2016, a $2.0 million, or 22.69%, increase from $8.9 million of net income in 2015. This increase in net income from 2015 to 2016 was primarily the result of higher noninterest income of $5.2 million and a lower income tax expense of $2.8 million, which was partially offset by a reduction in net interest income of $4.9 million and an increase in noninterest expense of $1.9 million.

Treasury’s $4.9 million, or 27.97%, reduction in net interest income to $12.6 million in 2016 from $17.5 million in 2015, primarily resulted from the implementation of a strategy to lock-in longer term funding at historically low interest rates. This strategy resulted in increases in interest expense on our FHLB advances and brokered deposits of $2.2 million and $3.1 million, respectively.

Noninterest income was $7.8 million in 2016, representing a $5.2 million, or 196.77%, increase from 2015. The increase was primarily attributable to net gains on sale of securities as well as tax-free increases in the cash surrender value of BOLI policies. In 2016 and 2015, the Bank purchased $60.0 million and $100.0 million in BOLI policies, respectively. We record as noninterest income the change in the cash surrender value of these policies, which guarantee a minimum return on investment and serve to fund additional post-retirement benefits to selected employees. Income earned on these charges is not taxable and such income related to the change in cash surrender value is not adjusted to be on a tax equivalent basis. Noninterest expense increased 26.45% to $9.0 million from $7.2 million the prior year, primarily as a result of higher personnel expenses and operating expenses.

Institutional

Results and balances of this segment correspond to institutional or corporate overhead activities, including those of the Trust Company and Investment Service, the unallocated cost of support and operations units to other business units, the funds transfer pricing credit received for capital which is not allocated to other segments, the excess or deficit between the estimated level of provision for loan losses recorded versus the allocation made to each business unit, and accruals and provisions made at the Bank level before the details of the impact on each business unit is known.

Net interest income represents credits and charges, which are not allocated to the operating segments, primarily composed of credit for funds provided through shareholders’ equity and other non-interest-bearing liabilities, and interest expense arising from our junior subordinated debentures associated with our outstanding trust preferred securities.

Noninterest income and noninterest expense represent mainly noninterest income and expenses from Investment Services and the Trust Company, which are allocated out to the business segments as non-banking contribution, fees charged to non-consolidated affiliates for services provided by support units under service agreements, and unallocated corporate overhead expenses.

2017 compared to 2016

Institutional incurred a net loss of $4.1 million in 2017 versus a net loss of $0.6 million in 2016, which was primarily due to higher noninterest expense as well as an increase in income tax expense to $13.1 million in 2017, representing a $12.2 million increase from the $0.9 million income tax reported in 2016. This increase was primarily the result of the one-time effect on income tax expense attributable to the 2017 Tax Act, which was not allocated to the other segments. The above increases were partially offset by higher net interest income together with lower provision for loan losses and increased noninterest income in 2017 from 2016.

Net interest income increased 58.85%, or $4.0 million, to $10.7 million in 2017 from $6.7 million in 2016, primarily due to the effect of lower funds transfer pricing charges for total other assets and higher funds transfer pricing credit received for capital.

Institutional reported a 49.68% reduction in loan loss provision to $1.9 million in 2017 from $3.8 million in 2016. A reversal of $3.5 million of loan loss reserve was reflected at the Bank level in 2017 compared to a $22.1 million loan loss provision expense in 2016. As a result of overall improved asset quality and lower risk factors influencing reserve requirements, business segments were allocated a reversal of $5.4 million in 2017, which is $1.9 million greater than the $3.5 million reversal recorded at the total Bank level. Therefore, any difference between the provision for loan losses recorded at the Bank level, versus the one allocated to each business segment, is reflected under Institutional.

Noninterest income increased $8.4 million, or 31.04%, to $35.6 million in 2017 from $27.2 million in 2016, primarily attributable to a one-time gain of $10.6 million related to the sale of the Bank’s building in New York City and subsequent relocation of its loan production office to a new space two blocks from the Bank’s former location. Noninterest expense increased $5.7 million, or 22.82%, to $30.5 million in 2017 from $24.8 million in 2016, mainly due to overall lower allocation of operating expenses from support units to business segments.

2016 compared to 2015

Institutional reported a net loss of $0.6 million in 2016 compared to a net loss of $3.8 million in 2015. The smaller loss was primarily attributable to higher net interest income of $1.4 million in 2016 as compared to 2015, combined with increased noninterest income of $1.1 million from 2015 to 2016 and lower noninterest expense of $7.1 million in 2016 as compared to 2015. The increase was partially offset by an increase in the loan loss provision, which represents the difference between the estimated level of provision for loan losses versus the allocation made to each business unit, of $2.6 million in 2016 as compared to 2015.

Net interest income increased 26.10% to $6.7 million in 2016, or by $1.4 million from the previous year. This increase was primarily the result of higher funds transfer pricing credit received for capital, which was $18.9 million in 2016 compared to $18.2 million in 2015, and was partially offset by increased interest expense of $0.2 million paid on five of our floating rate junior subordinated debentures, as a result of interest rate increases.

Institutional reflected $3.8 million in the loan loss provision in 2016, a $2.6 million, or 235.77% increase as compared to 2015. Our provision for loan losses totaled $22.1 million in 2016 compared to $11.2 million in 2015 and business segments were allocated $18.3 million versus $10.1 million, respectively.

Noninterest income increased $1.1 million, or 4.35%, to $27.2 million during 2016 as compared to 2015, primarily due to higher commission income from Investment Services.

The noninterest expenses of $24.8 million, which was 22.25% lower than in 2015, resulted primarily from a higher allocation of operating expenses to the other business segments.

Financial Condition

Assets. Total assets were $8.4 billion as of December 31, 2017, relatively unchanged compared to December 31, 2016. In 2016, the Company executed actions to continue to rebalance the composition of its balance sheet following its strategic plan. These actions were aimed at further improving the operating results of the Company, which resulted in a change in the mix of interest-earning assets and liabilities in 2017 compared to 2016.

Total assets were $8.4 billion as of December 31, 2016. Total assets increased $271.4 million, or 3.33%, to $8.4 billion at December 31, 2016 as compared to $8.2 billion at December 31, 2015. This increase in total assets was primarily due to loan and investments growth, funded with higher deposits and advances from the FHLB.

Loans. The loan portfolio is the largest category of our earning assets. The table below depicts the trends for loans as a percentage of total assets and allowance for loan losses as a percentage of total loans for the three-year period ended December 31, 2017.

	As December 31
	2017	2016	2015
	(In thousands, except for percentages)
Total loans, gross	$6,066,255	$5,764,761	$5,623,222
Total loans, gross / total assets	71.90%	68.34%	68.89%

Allowance for loan losses	$72,000	$81,751	$77,043
Allowance for loan losses / total loan portfolio (1)(2)	1.19%	1.42%	1.37%

(1)	Outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(2)	Allowance for loan losses was $72.0 million, $81.8 million and $77.0 million, as of December 31, 2017, 2016 and 2015, respectively. See Note 4 of our audited consolidated financial statements and Note 4 of our unaudited interim consolidated financial statements for more details on our impairment models.

The table below summarizes the composition of our loan portfolio by type of loans as of the end of each period presented. International Loans include transactions in which the debtor or customer is domiciled outside the U.S., even when the collateral is property located in the United States.

	As December 31
	2017	2016	2015	2014	2013
	(In thousands)
Domestic Loans:
Real Estate Loans
Commercial real estate (CRE)
Non-owner occupied	$1,745,839	$1,445,243	$1,105,884	$741,196	$591,847
Multi-family residential	795,912	669,659	457,934	239,170	163,950
Land development and construction loans	421,285	429,085	332,493	210,312	114,520

	2,963,036	2,543,987	1,896,311	1,190,678	870,317
Single-family residential	362,524	321,999	285,201	236,411	179,280
Owner occupied	429,803	463,040	483,031	463,259	450,251

	3,755,363	3,329,026	2,664,543	1,890,348	1,499,848
Commercial loans	1,460,278	1,503,907	1,512,991	1,486,229	1,499,613
Loans to depository institutions and acceptances	16,443	9,330	16,305	7,002	—
Consumer loans and overdrafts	78,872	74,558	69,165	57,910	30,421

Total Domestic Loans	5,310,956	4,916,821	4,263,004	3,441,489	3,029,882

International Loans:
Real Estate Loans (1)
Single-family residential	152,713	154,841	144,107	130,592	116,049
Owner occupied	—	—	9	—	—

	152,713	154,841	144,116	130,592	116,049
Commercial loans	69,294	238,285	469,653	926,479	764,535
Loans to depository institutions and acceptances	481,183	406,963	688,545	739,314	860,970
Consumer loans and overdrafts	52,079	47,851	57,904	60,456	39,174

Total International Loans	755,269	847,940	1,360,218	1,856,841	1,780,728

Total Loan Portfolio	$6,066,225	$5,764,761	$5,623,222	$5,298,330	$4,810,610

(1)	Secured by real estate properties located in the U.S.

In 2017, the loan portfolio increased $301.5 million, or 5.23%, to $6.1 billion at December 31, 2017, as compared to 2016, where the loan portfolio increased $141.5 million, or 2.52%, to $5.8 billion as compared to 2015. From 2015, we implemented a strategy to reduce our international loan exposure, which is primarily in Latin America. As a result, loans to international customers decreased $92.7 million, or 10.93%, as of December 31, 2017, as compared to December 31, 2016, and also decreased $512.3 million, or 37.66%, as of December 31, 2016, as compared to December 31, 2015. As part of the strategy, we accelerated our efforts to increase our domestic lending activities, primarily in CRE non-owner occupied loans and multi-family residential. These efforts resulted in an increase of $394.1 million, or 8.02%, as of December 31, 2017 compared to December 31, 2016, and an increase of $653.8 million, or 15.34%, as of December 31, 2016 compared to December 31, 2015, in loans to domestic borrowers. This growth was primarily comprised of $639.9 million ($300.6 million during 2017 and $339.4 million during 2016) of commercial non-owner occupied real estate loans, $338.0 million ($126.3 million in 2017 and $211.7 million in 2016) of commercial multi-family residential loans, and $88.8 million (a decrease of $7.8 million in 2017 and an increase of $96.6 million in 2016) of land development and construction loans.

The following is a brief description of the composition of our loan classes:

Commercial Real Estate (CRE) loans. We provide a mix of variable and fixed rate CRE loans. These are loans secured by non-owner occupied real estate properties and land development and construction loans.

Loans secured by non-owner occupied real estate properties are generally granted to finance the acquisition or operation of CRE properties, with terms similar to the properties’ useful lives or the operating cycle of the businesses. The main source of repayment of these real estate loans is derived from cash flows or conversion of productive assets and not from the income generated by the disposition of the property held as collateral. These mainly include rental apartments (multifamily) properties, office, retail, warehouses and industrial, and hospitality (hotels and motels) properties in South Florida, the greater Houston, Texas area and the greater New York City area especially the five New York City boroughs. Concentrations in these non-owner occupied CRE loans are subject to heightened regulatory scrutiny. See “Risk Factors — Our concentration of CRE loans could result in further increased loan losses, and adversely affect our business, earnings, and financial condition.”

Land development and construction loans includes loans for land acquisition, land development, and construction (single or multiple-phase development) of single residential or commercial buildings, loans to reposition or rehabilitate commercial properties, and bridge loans in the South Florida, the greater Houston, Texas area and the greater New York City area, especially the five New York City boroughs. Typically, construction lines of credit are funded based on construction progress and generally have a maturity of three years or less.

Owner-occupied. Loans secured by owner-occupied properties are typically working capital loans made to businesses in the South Florida and the greater Houston, Texas markets. The source of repayment of these commercial owner-occupied loans primarily comes from the cash flow generated by the occupying business and real estate collateral serves as an additional source of repayment. These loans are assessed, analyzed, and structured essentially in the same manner as commercial loans.

Single-Family Residential. These loans include loans to domestic and foreign individuals primarily secured by their personal residence in the U.S. including first mortgage, home equity and home improvement loans, mainly in South Florida and the greater Houston, Texas markets. These loans have terms common in the industry. However, loans to foreign clients have more conservative underwriting criteria and terms.

Commercial loans. We provide a mix of variable and fixed rate commercial and industrial loans. These loans are made to a diverse range of businesses sizes, from the small-to-medium-sized to middle market and large companies. These businesses cover a diverse range of economic sectors, including manufacturing, wholesale, retail, primary products and services. We provide loans and lines of credit for working capital needs, business expansions and for international trade financing. These loans include working capital loans, asset-based lending, participations in shared national credits (loans of $20 million or more that are shared by two or more institutions), purchase receivables and Small Business Administration loans, among others. The tenors may be either short term (one year or less) or long term, and they may be secured, unsecured, or partially secured. Typically, lines of credit have a maturity of one year or less, and term loans have maturities of five years or less.

Commercial loans to borrowers in similar businesses or products with similar characteristics or specific credit requirements are generally evaluated under a standardized commercial credit program. Commercial loans outside the scope of those programs are evaluated on a case-by-case basis, with consideration of any exposure under an existing commercial credit program. The Bank maintains several commercial credit programs designed to standardize underwriting guidelines, and risk acceptance criteria, in order to streamline the granting of credits to businesses with similar characteristics and common needs. Some programs also allow loans that deviate from credit policy underwriting requirements and allocate maximum exposure buckets to those loans. Loans originated through a program are monitored regularly for performance over time and to address any necessary modifications.

Loans to financial institutions and acceptances. These loans primarily include trade financing facilities through letters of credits, bankers’ acceptances, pre and post-export financing, and working capital loans, among others. These loans are generally granted for terms not exceeding one year and on an unsecured basis under the limits of an existing credit program, primarily to the largest financial institutions that we believe are very credit-worthy in Brazil, Chile, Colombia, Mexico and Peru, as well as other countries in Latin America.

Consumer loans and overdrafts. These loans include open and closed-end loans extended to domestic and foreign individuals for household, family and other personal expenditures. These loans include automobile loans, personal loans, or loans secured by cash or securities and revolving credit card agreements. These loans have terms common in the industry for these types of loans, except that loans to foreign clients have more conservative underwriting criteria and terms.

The table below sets forth the unpaid principal balance of loans by type, by interest rate type (fixed-rate and variable-rate) and by original contractual loan maturities as of December 31, 2017:

	As of December 31, 2017
	Due in one year or less	Due after one year through five	Due after five years	Total
	(In thousands)
Fixed-Rate Loans
Real Estate Loans
Commercial real estate (CRE)
Non-owner Occupied	$96,404	$428,240	$623,517	$1,148,161
Multi-family Residential	8,145	311,252	167,706	487,103
Land Development and Construction Loans	—	—	215	215

	104,549	739,492	791,438	1,635,479
Single-family residential	5,916	23,587	101,958	131,461
Owner occupied	5,646	65,026	177,059	247,731

	116,111	828,105	1,070,455	2,014,671
Commercial loans	305,970	135,668	128,781	570,419
Loans to financial institutions and acceptances	167,241	—	—	167,241
Consumer loans and overdrafts	27,208	4,604	207	32,019

	$616,530	$968,377	$1,199,443	$2,784,350

Variable-Rate Loans
Real estate loans
Commercial real estate (CRE)
Non-owner occupied	$93,671	$242,345	$261,662	$597,678
Multi-family residential	56,984	209,910	41,915	308,809
Land development and construction loans	258,634	148,091	14,345	421,070

	409,289	600,346	317,922	1,327,557
Single-family residential	14,129	43,589	326,058	383,776
Owner occupied	14,060	28,936	139,076	182,072

	437,478	672,871	783,056	1,893,405
Commercial loans	336,153	493,857	129,143	959,153
Loans to financial institutions and acceptances	285,942	35,000	9,443	330,385
Consumer loans and overdrafts	98,932	—	—	98,932

	$1,158,505	$1,201,728	$921,642	$3,281,875

Total Loan Portfolio
Real Estate Loans
Commercial real estate (CRE)
Non-owner occupied	$190,075	$670,585	$885,179	$1,745,839
Multi-family residential	65,129	521,162	209,621	795,912
Land development and construction loans	258,634	148,091	14,560	421,285

	513,838	1,339,838	1,109,360	2,963,036
Single-family residential	20,045	67,176	428,016	515,237
Owner occupied	19,706	93,962	316,135	429,803

	553,589	1,500,976	1,853,511	3,908,076
Commercial loans	642,123	629,525	257,924	1,529,572
Loans to financial institutions and acceptances	453,183	35,000	9,443	497,626
Consumer loans and overdrafts	126,140	4,604	207	130,951

	$1,775,035	$2,170,105	$2,121,085	$6,066,225

Foreign Outstanding.

The table below summarizes the composition of our international loan portfolio by country of risk for the periods presented.

	As of December 31
	2017		2016		2015
	Net Exposure (1)	% Total Assets	Net Exposure (1)	% Total Assets	Net Exposure (1)	% Total Assets
	(In thousands, except percentages)
Brazil	$141,088	1.67%	$234,221	2.78%	$387,696	4.75%
Venezuela (2)	182,678	2.17%	184,148	2.18%	185,874	2.28%
Chile	94,543	1.12%	41,632	0.49%	58,848	0.72%
Colombia	63,859	0.76%	107,388	1.27%	136,290	1.67%
Panama	51,557	0.61%	58,776	0.70%	99,892	1.22%
Peru	70,088	0.83%	51,524	0.61%	115,111	1.41%
Mexico	18,274	0.22%	45,811	0.54%	141,590	1.73%
Costa Rica	43,844	0.52%	16,350	0.19%	85,035	1.04%
Other (3)	89,338	1.06%	108,090	1.28%	149,882	1.84%

Total	$755,269	8.95%	$847,940	10.05%	$1,360,218	16.66%

(1)	Outstanding principal amounts, net of collateral of cash, cash equivalents or other financial instruments totaling $31.9 million in 2017, $63.2 million in 2016 and $47.7 million in 2015.
(2)	Includes mortgage loans for single-family residential properties located in the U.S. of $145.1 million in 2017, $147.0 million in 2016 and $138.4 million in 2015.
(3)	Includes loans to borrowers in other countries which do not individually exceed 1 percent of total assets in any of the reported periods.

During the three-years ended December 31, 2017, we continued the strategy to reduce the international loan exposure. As a result, loans to international customers, mainly companies and financial institutions in Brazil, Chile, Colombia, Costa Rica, Mexico, Panama and Peru, decreased $92.7 million, or 10.93%, in 2017 compared to 2016, and decreased $512.3 million, or 37.66%, in 2016 compared to December 31, 2015.

Loans by Economic Sector

The table below summarizes the concentration in our loan portfolio by economic sector as of the end of the periods presented. Loan balances exclude unamortized deferred loan fees and costs.

	As of December 31,
	2017		2016		2015
	(In thousands except percentages)
		% of Total		% of Total		% of Total
Financial Sector (1)	$545,609	8.99%	$481,794	8.36%	$796,333	14.16%
Construction and Real Estate (2)	3,116,648	51.38%	2,638,147	45.76%	1,975,316	35.13%

Manufacturing:
Foodstuffs, Apparel	81,920	1.35%	108,729	1.89%	139,842	2.49%
Metals, Computer, Transportation and Other	270,736	4.46%	384,206	6.66%	442,716	7.87%
Chemicals, Oil, Plastics, Cement and Wood/Paper	99,417	1.64%	154,938	2.69%	244,267	4.34%

	452,073	7.45%	647,873	11.24%	826,825	14.70%

Wholesale	542,521	8.94%	508,218	8.82%	448,398	7.97%
Retail Trade	291,707	4.81%	346,264	6.01%	347,399	6.18%

Services:
Non-Financial Public	$—	—%	$—	—%	$3,423	0.07%
Communication, Transportation, Health and Other	291,095	4.80%	348,717	6.05%	369,847	6.58%
Accommodation, Restaurants, Entertainment	229,023	3.78%	210,629	3.65%	211,591	3.76%
Electricity, Gas, Water, Supply and Sewage	25,053	0.41%	19,895	0.34%	37,030	0.66%

	$545,171	8.99%	$579,241	10.04%	$621,891	11.07%

Primary Products:
Agriculture, Livestock, Fishing and Forestry	1,678	0.03%	8,168	0.14%	11,955	0.21%
Mining	6,752	0.11%	12,108	0.21%	86,077	1.53%

	8,430	0.14%	20,276	0.35%	98,032	1.74%

Other Loans (3)	564,066	9.30%	542,948	9.42%	509,028	9.05%

	$6,066,225	100.00%	$5,764,761	100.00%	$5,623,222	100.00%

(1)	Consists mainly of trade finance facilities granted to Latin American banks.
(2)	Comprised mostly of CRE loans throughout South Florida, greater Houston, Texas area, and New York.
(3)	Primarily loans belonging to industrial sectors not included in the above sectors, which do not individually represent more than 1 percent of the total loan portfolio, and consumer loans.

Loan Quality

We use what we believe is a comprehensive methodology to monitor credit quality and prudently manage credit concentrations within our loan portfolio. Our underwriting policies and practices govern the risk profile and credit and geographic concentrations of our loan portfolio. We also have what we believe to be a comprehensive methodology to monitor our intrinsic credit quality metrics, including a risk classification system that identifies potential problem loans based on risk characteristics by loan type as well as the early identification of deterioration at the individual loan level.

Analysis of the Allowance for Loan Losses

Allowance for loan losses. The allowance for loan losses represents our estimate of the probable and reasonably estimable credit losses inherent in loans held for investment as of the respective balance sheet dates.

Our methodology for assessing the appropriateness of the allowance for loan losses includes a general allowance for performing loans, which are grouped based on similar characteristics, and a specific allowance for individual impaired loans or loans considered by management to be in a high-risk category. General allowances are established based on a number of factors, including historical loss rates, an assessment of portfolio trends and conditions, accrual status and general economic conditions.

A loan is considered impaired when, based on current information and events, it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value reduced by the cost to sell the underlying collateral. Interest income on impaired loans is included in the results of operations as collected, unless the loan is placed on nonaccrual status, in which case the payment is applied to principal.

Loans may be classified but not considered impaired due to one of the following reasons: (1) we have established minimum dollar amount thresholds for loan impairment testing, which results in loans under those thresholds being excluded from impairment testing and therefore not included in impaired loans and; (2) classified loans may be considered nonimpaired because, despite evident weaknesses, collection of all amounts due is considered probable.

Problem Loans. Loans are considered delinquent when principal or interest payments are past due 30 days or more. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Once a loan to a single borrower has been placed in nonaccrual status, management reviews all loans to the same borrower to determine their appropriate accrual status. When a loan is placed in nonaccrual status, accrual of interest and amortization of net deferred loan fees or costs are discontinued, and any accrued interest receivable is reversed against interest income. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when, based on current information and events, it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. A loan is placed in nonaccrual status when management believes that collection in full of the principal amount of the loan or related interest is in doubt. Management considers that collectability is in doubt when any of the following factors is present, among others: (1) there is a reasonable probability of inability to collect principal, interest or both, on a loan for which payments are current or delinquent for less than ninety days; and (2) when a required payment of principal, interest or both is delinquent for ninety days or longer, unless the loan is considered well secured and in the process of collection in accordance with regulatory guidelines. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance for loan losses if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring, or TDR. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent.

Allocation of Allowance for Loan Losses

In the following table, we present the allocation of the allowance for loan losses by loan segment at the end of the years presented. The amounts shown in this table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages. These amounts represent our best estimates of losses incurred, but not yet identified, at the reported dates, derived from the most current information available to us at those dates and, therefore, do not include the impact of future events that may or not confirm the accuracy of those estimates at the dates reported. We also show the percentage of each loan class, which includes loans in nonaccrual status.

	As of December 31,
	2017		2016		2015		2014		2013
	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans
	(In thousands, except percentages)
Domestic Loans
Real estate	$30,246	46.45%	$31,055	41.72%	$19,253	32.36%	$17,591	21.09%	$14,779	17.33%
Commercial	31,826	34.97%	29,875	37.89%	29,750	38.13%	23,567	39.11%	22,099	41.83%
Financial institutions	31	0.27%	56	0.16%	50	0.29%	—	0.13%	—	—%
Consumer and others(1)	60	5.86%	1,063	5.57%	1,182	5.03%	481	4.62%	2,292	3.82%

	62,163	87.55%	62,049	85.34%	50,235	75.81%	41,639	64.95%	39.170	62.98%

International Loans (2)
Commercial	1,905	1.14%	10,680	4.13%	14,062	7.68%	10,782	16.12%	9,655	15.68%
Financial institutions	4,331	7.93%	5,248	7.06%	9,176	12.92%	9,849	15.32%	10,034	18.11%
Consumer and others(2)	3,601	3.38%	3,774	3.47%	3,570	3.59%	3,115	3.61%	1,609	3.23%

	9,837	12.45%	19,702	14.66%	26,808	24.19%	23,746	35.05%	21,298	37.02%

Total Allowance for Loan Losses	$72,000	100.00%	$81,751	100.00%	$77,043	100.00%	$65,385	100.00%	$60,468	100.00%

% Total Loans	1.19%		1.42%		1.37%		1.23%		1.26%

(1)	Includes residential loans
(2)	Includes transactions in which the debtor or customer is domiciled outside the U.S., even when the collateral is located in the U.S.

The loan composition changes explained in prior sections, primarily the increase in real estate loans and the decrease in Corporate LATAM loans, resulted in the shift in the allocation of the allowance for loan losses evidenced in the table.

Loan Quality

In the following table, we present a summary of our non-performing assets by loan class, which includes non-performing loans by portfolio segment, both domestic and international, and other real estate properties owned at the dates presented. Non-performing loans consist of (1) nonaccrual loans, those on which the accrual of interest has been discounted; (2) accruing loans more than ninety days contractually past due as to interest or principal; and (3) restructured loans meeting the definition of a trouble debt restructuring. Generally, we place loans on nonaccrual status when there have been more than three missed payments in accordance with the OCC guidelines. When a loan is placed on nonaccrual status, we reverse all accrued and uncollected interest since the last payment.

	As December 31
	2017	2016	2015	2014	2013
	(In thousands)
Non-Accrual Loans (1)
Domestic Loans:
Real Estate
Commercial real estate (CRE)
Non-owner occupied	$162	$1,169	$1,813	$930	$5,177
Multi-family residential	—	9,265	—	—	493
Land development and construction loans	—	2,719	4,161	4,161	4,921

	162	13,153	5,974	5,091	10,591
Single-family residential	4,277	7,917	6,463	6,115	6,476
Owner occupied	10,398	17,090	19,508	13,682	10,335

	14,837	38,160	31,945	24,888	27,402
Commercial loans	4,656	12,860	17,390	12,437	2,014
Consumer loans and overdrafts	9	46	63	23	16

Total Domestic	$19,502	$51,066	$49,398	$37,348	$29,432

International Loans: (2)
Real Estate
Single-family residential	$727	$976	$1,448	$948	$2,439
Commercial loans	6,447	18,376	25,685	2,589	3,058
Consumer loans and overdrafts	46	28	55	—	—

Total International	$7,220	$19,380	$27,188	$3,537	$5,497

Total Non-Accrual Loans	$26,722	$70,446	$76,586	$40,885	$34,929

Past Due Accruing Loans (3)
Domestic Loans:
Real Estate
Commercial real estate (CRE)
Multi-family residential	$—	$—	$—	$—	$403
Single-family residential	112	116	—	—	—
Owner occupied	—	—	—	164	—
Consumer loans and overdrafts	—	—	—	—	2

Total Domestic	$112	$116	$—	$164	$405

International Loans: (2)
Real Estate
Single-family residential	$114	$—	$—	$—	$—

Consumer loans and overdrafts	—	370	809	221	189

Total Past Due Accruing Loans	$226	$486	$809	$385	$594

Total International	$114	$370	$809	$221	$189

Total Non-Performing Loans	26,948	70,932	77,395	41,270	35,523
Other Real Estate Owned	319	386	384	3,024	12,650

Total Non-Performing Assets	$27,267	$71,318	$77,779	$44,294	$48,173

(1)	Includes loan modifications that met the definition of trouble debt restructuring which may be performing in accordance with their modified loan terms.
(2)	Includes transactions in which the debtor or customer is domiciled outside the U.S. even when the collateral is located in the U.S.
(3)	Loans past due ninety days or more but still accruing.

We did not recognize any interest income on nonaccrual loans during the periods ended December 31, 2017, 2016 and 2015. Additional interest income that we would have recognized on these loans had they been current in accordance with their original terms was $2.8 million, $5.0 million and $7.3 million in 2017, 2016 and 2015, respectively. We recognized interest income on commercial and CRE loans modified under troubled debt restructurings of $0.6 million, $3.0 million and $4.3 million during the periods ended December 31, 2017, 2016 and 2015, respectively.

We utilize an asset risk classification system in compliance with guidelines established by the U.S. federal banking regulators as part of our efforts to monitor and improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them or require a change to the rating assigned by our risk classification system. There are four classifications for problem assets: “special mention,” “substandard,” “doubtful,” and “loss.” Special mention loans are loans identified as having potential weakness that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects of the loan. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that the continuance of carrying a value on the books is not warranted.

The following table presents the recorded investment of potential problem loans by loan category at the dates indicated. We have no purchased-credit-impaired loans.

	December 31, 2017				December 31, 2016				December 31, 2015
	Special Mention	Substandard	Doubtful	Loss	Special Mention	Substandard	Doubtful	Loss	Special Mention	Substandard	Doubtful	Loss
	(In thousands)
Real Estate Loans
Commercial Real Estate (CRE)
Non-Owner Occupied	$1,499	$162	$—	$—	$18,090	$4,095	$—	$—	$3,321	$4,376	$—	$—
Multi-family residential	—	—	—	—	37	9,406	—	—	—	145	—	—
Land development and construction loans	—	—	—	—	15,264	2,719	—	—	—	4,161	—	—

	1,499	162	—	—	33,391	16,220	—	—	3,321	8,682	—	—
Single-family residential	—	5,869	—	—	383	9,009	—	—	—	8,002	—	—
Owner occupied	3,572	12,109	—	—	2,055	20,969	—	—	4,239	27,293	—	—

	5,071	18,140	—	—	35,829	46,198	—	—	7,560	43,977	—	—
Commercial loans	6,100	16,197	—	—	29,775	31,798	—	—	14,554	45,871	—	—
Consumer loans and overdrafts	—	5,189	—	—	—	5,220	—	—	—	137	—	—

	$11,171	$39,526	$—	$—	$65,604	$83,216	$—	$—	$22,114	$89,985	$—	$—

During 2017, overall problem loans decreased significantly when compared to 2016, specifically real estate loans decreased by $58.8 million, or 71.70%, and commercial loans decreased by $39.3 million, or 63.79%. This improvement contrasts with the increase in problem loans during 2016, when compared to 2015, specifically real estate loans classified as special mention increased by $28.3 million, or 373.93%.

The real estate portfolio showed a decrease in problem loans during 2017 of $58.8 million. The majority of special mention loans that in management’s opinion, suffered from operational conditions deemed temporary during 2016, were in fact resolved during 2017. Improved conditions included replacement of lost tenants and improvement of unit absorptions on income-producing properties.

The commercial loan portfolio showed a decrease in problem loans of $39.3 million during 2017 due to the combined effect of the previously mentioned charge-offs, payoffs and resolution of previously classified loans resulting from the deteriorating financial conditions of certain non-government customers in the oil industry, attributed to the decline in commodity prices in general and in oil production and processing in particular, which impacted companies in many regions, particularly in Latin America.

Consistent with industry practice since late 2016, credit cards held by Venezuelans with outstanding balances above the corresponding customer’s average compensatory deposit balances were classified substandard at December 31, 2017. This resulted in approximately $4.1 million in credit card balance classified substandard at December 31, 2017 as compared to $5.1 million at December 31, 2016.

Securities. Our investment decision process is based on an approved investment policy and investment program. The ultimate goal is to seek a consistent risk adjusted return through consideration of the following four principles:

•	safety of the instrument,

•	liquidity requirements,

•	interest-rate risk sensitivity, and

•	potential returns on investment.

The Bank’s board of directors approves the Bank’s asset-liability committee, or ALCO, investment policy and investment programs, which ultimately govern the investment process. The oversight of the investment process is performed by ALCO, which monitors compliance to approved limits and targets. Treasury has the authority to invest in securities within specified policy guidelines and procedures. Investment decisions are based on the above-mentioned four principles, other factors considered relevant to particular investments and strategies, market conditions and the Bank’s overall balance sheet position. Treasury performs several analyses to ensure that new investments perform as expected and remain in compliance with approved limits and targets.

The following table sets forth the book value and percentage of each category of securities at December 31, 2017, 2016 and 2015. The book value for securities classified as available for sale represents fair value and the book value for securities classified as held to maturity represents amortized cost.

	As of December 31,
	2017		2016		2015
	(In thousands, except percentages)
Securities held to maturity
U.S. Government agency debt	$3,034	0.16%	$—	—%	$—	—%
U.S. Government sponsored enterprise debt	86,826	4.70%	—	—%	—	—%

	$89,860	4.86%	$—	—%	$—	—%

Securities available for sale
U.S. Government agency debt	$291,385	15.78%	$549,084	25.16%	$752,487	35.73%
U.S. Government sponsored enterprise debt	875,666	47.41%	1,004,463	46.02%	519,408	24.66%
Corporate debt (1)	313,392	16.97%	371,254	17.01%	647,190	30.73%
Foreign sovereign debt (2)	—	—%	5,237	0.24%	15,733	0.75%
U.S. Treasury debt	2,701	0.15%	2,705	0.12%	12,765	0.61%
Mutual funds	23,617	1.28%	23,615	1.08%	14,205	0.67%
Municipal bonds	180,396	9.77%	166,889	7.64%	93,833	4.45%

	$1,687,157	91.36%	$2,123,247	97.27%	$2,055,621	97.60%

Other securities (3):
Federal Home Loan Bank stock	$13,010	0.70%	$13,010	0.60%	$13,010	0.62%
Federal Reserve Bank stock	56,924	3.08%	46,480	2.13%	37,384	1.78%

	$69,934	3.78%	$59,490	2.73%	$50,394	2.40%

	$1,846,951	100.00%	$2,182,737	100.00%	$2,106,015	100.00%

(1)	In 2017, includes $24.3 million in obligations issued by corporate entities from Panama, Europe, and Japan in three different economic sectors. In 2016, includes $26.2 million in obligations issued by corporate entities from Panama, Europe and others in three different economic sectors. In 2015, includes $35.0 million in obligations issued by corporate entities from Panama and others in three different economic sectors. These investments do not represent a significant exposure with respect to our total assets at the reported dates.
(2)	In 2016 and 2015, includes debt securities issued or guaranteed by the governments of Latin American countries. None of the balances represent a significant exposure with respect to our total assets at the reported dates.
(3)	Amounts correspond to original cost at the date presented. Original cost approximates fair value because of the nature of these investments.

The following table sets forth the book value, scheduled maturities and weighted average yields for our securities portfolio at December 31, 2017. Similar to the table above, the book value for securities classified as available for sale is equal to fair market value and the book value for securities classified as held to maturity is equal to amortized cost.

	Total		Less than a year		One to five years		Five to ten years		Over ten years		No maturity
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In thousands, except percentages)
Securities Held To Maturity (Amortized Cost)
U.S. Government agency debt	$3,034	2.73%	$—	—%	$—	—%	$—	—%	$3,034	2.73%	$—	—%
U.S. Government sponsored enterprise debt	86,826	2.87%	—	—%	—	—%	—	—%	86,826	2.87%	—	—%

	$89,860	2.87%	$—	—%	$—	—%	$—	—%	$89,860	2.87%	$—	—%

Securities Available For Sale (Fair Value)
U.S. Government agency debt securities	$291,385	2.14%	$206	3.11%	$15,352	2.91%	$32,149	2.45%	$243,678	2.05%	$—	—%
U.S. Government sponsored enterprise debt securities	875,666	2.36%	2,168	1.65%	44,275	2.00%	100,602	2.13%	728,621	2.42%	—	—%
Corporate debt —domestic	289,075	2.67%	1,662	2.46%	205,425	2.62%	81,988	2.81%	—	—%	—	—%
Corporate debt —foreign	24,317	4.48%	—	—%	8,431	2.77%	15,886	5.39%	—	—%	—	—%
U.S. Treasury debt securities	2,701	1.02%	2,701	1.02%	—	—%	—	—%	—	—%	—	—%
Mutual funds	23,617	1.03%	—	—%	—	—%	—	—%	—	—%	23,617	1.03%
Municipal bonds	180,396	2.92%	—	—%	—	—%	21,690	2.36%	158,706	3.00%	—	—%

	$1,687,157	2.44%	$6,737	1.64%	$273,483	2.54%	$252,315	2.62%	$1,131,005	2.42%	$23,617	1.03%

Other Securities (Original Cost)
Federal Home Loan Bank stock	$13,010	5.13%	$—	—%	$—	—%	$—	—%	$—	—%	$13,010	5.13%
Federal Reserve Bank stock	56,924	5.89%	—	—%	—	—%	—	—%	—	—%	56,924	5.89%

	$69,934	5.75%	$—	—%	$—	—%	$—	—%	$—	—%	$69,934	5.75%

	$1,846,951	2.59%	$6,737	1.64%	$273,483	2.54%	$252,315	2.62%	$1,220,865	2.45%	$93,551	4.56%

The investment portfolio’s average duration was 3.3, 3.1, and 2.5 years as of December 31, 2017, 2016 and 2015, respectively. These estimates are computed using multiple inputs that are subject, among other things, to changes in interest rates and other factors that may affect prepayment speeds. Contractual maturities of investment securities are adjusted for anticipated prepayments of amortizing U.S. Government sponsored agency debt and enterprise debt securities, which shorten the average life of the investments.

Management evaluates securities for other-than-temporary impairment, or OTTI, on at least a semi-annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as an impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: OTTI related to credit losses, which must be recognized in the income statement; and OTTI related to other factors, such as interests rate changes which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Cash and Cash Equivalents. Cash and cash equivalents increased to $153.4 million as of December 31, 2017 from $135.0 million at December 31, 2016 after decreasing slightly from $138.3 million at December 31, 2015.

Cash and cash equivalents increased $18.4 million, or 13.67%, to $153.4 million as of December 31, 2017 as compared to December 31, 2016. The cash flows provided by operating activities were $73.3 million in 2017, primarily due to net income during the year, and higher accounts payable, accrued liabilities and other liability balances, partially offset by increases in the loans held for sale and accrued interest receivable and other assets.

In 2017, cash flows from investing activities provided us with $7.6 million, while in 2016 we used $322.2 million in investing activities. This change in cash flows from investing activities was primarily due to a decrease of $852.4 million, or 78.63%, used in the purchase of investment securities, a decrease of $30.0 million used for the purchase of BOLI, and an increase of $22.6 million in net proceeds from the sale of premises and equipment and others, partially offset by a decrease of $330.7 million in maturities, sales and calls of investment securities, an increase of $133.7 million, or 51.44%, in net cashed used in loan activities, and $90.2 million used for the purchase of held to maturity securities.

In 2017, we used $62.4 million in cash flows from financing activities, compared to $243.7 million provided by financing activities in 2016. This change is mainly the result of a decrease of $467.5 million, or 24.64%, in proceeds from advances from the FHLB and other banks, a decrease of $275.1 million, or 70.79%, in demand, savings and money market account balances, partially offset by $500.0 million less, or 24.64%, in repayments of advances from the FHLB and other banks.

Cash and cash equivalents decreased $3.3 million, or 2.38%, to $135.0 million as of December 31, 2016 as compared to December 31, 2015. The cash flows provided by operating activities were $75.3 million in 2016, compared to $63.6 million in 2015. The increase of $11.6 million, or 18.28%, in cash flows provided by operating activities was primarily due to the increase in net income in 2016 with respect to 2015. Cash flows used in investing activities decreased $50.7 million, or 13.59%, with respect to 2015. This decrease in cash flows used in investing activities was primarily due to lower purchases of BOLI, lower net increase in loans, and higher proceeds from loan sales and maturities, sales and calls of investment securities, partially offset by higher purchases of investment securities. Cash flows provided by financing activities were $243.7 million in 2016, compared to $258.7 million in 2015. The decrease of $15.0 million, or 5.81%, is primarily due to lower net increase in time deposits, and higher net decrease in other forms of deposits, partially offset by higher net proceeds from advances from the FHLB and other banks.

Goodwill. Goodwill was $19.2 million at December 31, 2017, 2016 and 2015. Goodwill represents the excess of consideration paid over the fair value of the net assets acquired of a personal and commercial banking business acquired in 2006.

Liabilities. Total liabilities decreased $46.2 million to $7.7 billion at December 31, 2017 as compared to $7.73 billion at December 31, 2016. This decrease was primarily due to a decrease in total deposits and the maturity in 2017 of all outstanding securities sold under agreements to repurchase outstanding at the close of 2016, partially offset by an increase of time deposits and a higher outstanding balance of advances from the FHLB and other banks.

Total liabilities increased $249.1 million to $7.73 billion at December 31, 2016 as compared to December 31, 2015. This increase was primarily due to increased net funding from advances from the FHLB and other borrowings and a modest increase in deposits, partially offset by a decrease in securities sold under agreements to repurchase primarily due to maturities of prior year’s contracts.

Deposits. Total deposits decreased $254.4 million to $6.3 billion at December 31, 2017 as compared to $6.6 billion at December 31, 2016. In 2017, an increase in time deposits of $409.2 million partially offset decreases of $211.1 million, $239.4 million and $213.1 million in noninterest bearing, interest bearing, and savings and money market account balances, respectively. The increase of $409.2 million in time deposits includes $320.2 million in retail time deposits, and an increase of $89.0 million in brokered deposits. In 2017, the deposits of customers domiciled in Venezuela decreased by $530.1 million, or 14.41%, and deposits from other countries, mainly in Latin America and the Caribbean, decreased $63.7 million, or 15.32%. These decreases were partially offset by an increase of $339.4 million, or $13.67%, in balances from U.S. customer deposits. The trend in higher retail time deposits balances in 2017 is mainly the result of campaigns aimed at capturing these types of longer duration deposits at current market rates, as part of the strategy to position the balance sheet to benefit from expected future increases in market interest rates. The trend of higher balances from U.S. customer deposits reflects the Company’s focus on increasing its visibility to U.S. domestic customers, on reducing its perceived reliance on customer deposits from foreign sources, on minimizing its concentration of large fund providers, and actively managing potential regulatory risks associated with its deposits.

Total deposits increased $57.7 million to $6.6 billion at December 31, 2016 as compared to $6.5 billion at December 31, 2015. This increase primarily resulted from a $446.2 million increase, or 32.08%, in time deposits compared to 2015, partially offset by an $82.3 million decrease in noninterest bearing account balances, $225.3 million decrease in interest bearing account balances, and $80.9 million decrease in savings and money market account balances. This shift in deposit composition is mainly the result of a strategy designed to capture longer-term deposit balances at current rates by offering highly competitive rates with respect to other institutions in our markets. As of December 31, 2017, total deposits were comprised of 14.17% noninterest-bearing demand accounts, 23.67% interest-bearing transaction accounts, 26.63% savings and money market accounts, and 35.53% of time deposits. As of December 31, 2016, total deposits were comprised of 16.83% noninterest-bearing demand accounts, 26.40% interest-bearing transaction accounts, 28.84% savings and money market accounts, and 27.93% of time deposits. As of December 31, 2015, total deposits were comprised of 18.24% noninterest-bearing demand accounts, 30.09% interest-bearing transaction accounts, 30.34% saving and money market accounts, and 21.34% of time deposits.

The Bank uses the Federal Financial Institutions Examination Council’s, or FFIEC’s, Uniform Bank Performance Report definition of core deposits, which consists of all relationships under $250,000. This definition of core deposits excludes brokered time deposits.

As of December 31, 2017, 2016 and 2015 our large depositors, defined as third-party customer relationships with balances of over $10 million, included 4, 17 and 12 deposit relationships, respectively, with a total balance of $59.1 million, $311.1 million and $283.5 million, respectively. As of December 31, 2017, 2016 and 2015 deposits from MSF or its non-U.S. affiliates totaled $49.5 million, $76.3 million and $247.4 million, respectively.

Deposits by Type: Average Balances and Average Rates Paid

The following table sets forth the average daily balance amounts and the average rates paid on our deposits for the periods presented.

	Year ended December 31,
	2017		2016		2015
	Amount	Rates	Amount	Rates	Amount	Rates
	(In thousands, except percentages)
Non-interest bearing demand deposits	$1,078,225	—%	$1,147,520	—%	$1,212,175	—%

Interest bearing deposits:
Checking and saving accounts:
NOW	1,627,546	0.02%	1,811,316	0.04%	2,054,565	0.06%
Money market	1,312,252	0.67%	1,390,574	0.59%	1,431,664	0.51%
Savings	474,569	0.02%	511,576	0.02%	546,131	0.03%
Time Deposits	2,031,970	1.32%	1,638,051	1.01%	1,082,885	0.74%

	5,446,337	0.66%	5,351,518	0.48%	5,115,245	0.33%

	$6,524,562	0.55%	$6,499,038	0.39%	$6,327,420	0.26%

Large Time Deposits by Maturity

The following table sets forth the maturities of our time deposits with individual balances equal to or greater than $100,000 as of the dates presented.

	December 31,
	2017		2016		2015
	(In thousands, except percentages)
Less than 3 months	$301,872	25.56%	$216,742	23.50%	$176,945	26.01%
3 to 6 months	220,862	18.70%	188,956	20.49%	103,285	15.18%
6 to 12 months	324,011	27.44%	277,810	30.12%	262,505	38.58%
1 to 3 years	197,119	16.69%	230,068	24.94%	126,736	18.63%
Over 3 years	137,088	11.61%	8,810	0.95%	10,907	1.60%

Total	$1,180,952	100.00%	$922,386	100.00%	$680,378	100.00%

Short-Term Borrowings. In addition to deposits, we use short-term borrowings, such as FHLB advances and advances from other banks, as a source of funding to meet the daily liquidity needs of our customers and fund growth in earning assets. We define short-term borrowings as borrowings having maturities of 12 months or less as of the reported period-end. The majority of our outstanding short-term borrowings at December 31, 2017, 2016 and 2015 corresponded to FHLB advances and, to a lesser extent, included borrowings from other banks. There were $50.0 million and $20.0 million in outstanding repurchase agreements, as of December 31, 2016 and 2015, respectively. There were no repurchase agreements outstanding as of December 31, 2017.

The following table sets forth information about the outstanding amounts of our short-term borrowings at the close of and for the periods presented.

	As of and for the years ended December 31,
	2017	2016	2015
	(In thousands, except percentages)
Outstanding at period-end	$567,000	$505,000	$416,250
Average amount	460,708	379,833	376,979
Maximum amount outstanding at any month-end	567,000	545,250	605,000
Weighted average interest:
During period	1.43%	0.92%	0.42%
End of period	1.43%	1.22%	0.76%

Return on Equity and Assets

The following table shows the return on average assets, return on average equity, and average equity to average assets ratio for the periods presented.

	For the years ended December 31,
	2017	2016	2015
	(In thousands, except percentages and per share data)
Net income	$43,057	$23,579	$15,045
Basic and diluted earnings per common share (1)	0.34	0.18	0.12
Average total assets	8,487,285	8,196,523	7,971,358
Average stockholders’ equity	766,083	717,727	704,223

Net income / Average total assets (ROA)	0.51%	0.29%	0.19%
Net income / Average stockholders’ equity (ROE)	5.62%	3.29%	2.14%
Average equity / Average assets ratio	9.03%	8.76%	8.83%

(1)	None of our outstanding obligations are exchangeable for or convertible into equity securities. Consequently, our basic and diluted earnings per common share are equal in each of the periods presented.

During the years ended December 31, 2017 and 2016, basic and diluted earnings per share increased as a result of higher net income during the years.

Capital Resources and Liquidity Management

Capital Resources. Stockholders’ equity is influenced primarily by earnings, dividends, if any, and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities.

Shareholder’s equity increased $48.7 million, or 6.91%, to $753.5 million as of December 31, 2017 as compared to December 31, 2016, primarily due to $43.1 million net income, and a net increase in other comprehensive income of $5.6 million recorded during the year.

Shareholder’s equity increased $22.3 million, or 3.27%, to $704.7 million as of December 31, 2016 as compared to December 31, 2015 primarily due to $23.6 million net income, partially offset by a $1.2 million decrease in accumulated other comprehensive income recorded during the year.

Liquidity Management. Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, available-for-sale securities, and maturing or prepaying balances in our securities and loan portfolios. Liquid liabilities include core deposits, and advances from the FHLB and other borrowings at their contractual maturities. Other potential sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, and the issuance of additional collateralized borrowings such as FHLB advances. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers and capital expenditures. These liquidity requirements are met primarily through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, advances from the FHLB and other borrowings, and increases in customer deposits including time deposits. For additional information regarding our operating, investing and financing cash flows, see the consolidated statements of cash flows provided in our consolidated financial statements.

Integral to our liquidity management is the administration of short-term borrowings. To the extent we are unable to obtain sufficient liquidity through core deposits, we will seek to meet our liquidity needs through wholesale funding or other borrowings on either a short- or long-term basis.

At December 31, 2017 we had $1,173.0 million of outstanding advances from the FHLB and other borrowings. Other borrowings consisted of $12 million of short-term advances from other banks which matured in January 2018. At December 31, 2017, advances from the FHLB and other borrowings had maturities through 2021 with interest rates ranging from 0.90% to 3.86%, and an average rate of 1.88%.

At December 31, 2016 we had $931.0 million of outstanding advances from the FHLB and other borrowings. Other borrowings consist of $10 million of short-term advances from other banks which matured in January 2017. At December 31, 2016, advances from the FHLB had maturities through 2021 with interest rates ranging from 0.37% to 2.50%, and average rate of 1.54%.

Based on the values of securities and loans pledged and remaining available as eligible collateral, we had $2.5 billion, $1.6 billion and $891.3 million of additional borrowing capacity with the FHLB as of December 31, 2017, 2016 and 2015, respectively. We also maintain relationships in the capital markets with brokers and dealers to issue FDIC-insured certificates of deposits. In addition, we also have access to available credit lines with other recognized financial institutions in the U.S. and in Latin America.

We are a corporation separate and apart from the Bank and, therefore, must provide for our own liquidity. Our main source of funding is dividends declared and paid to us by the Bank. Additionally, our subsidiary Mercantil Florida Bancorp Inc., or Mercantil Florida, considered an intermediary bank holding corporation and which holds the Company’s junior subordinated debt, held cash and cash equivalents of $39.1 million as of December 31, 2017. There are statutory and regulatory limitations that affect the ability of the Bank to pay us dividends. Management believes that these limitations will not impact our ability to meet our ongoing short-term cash obligations.

Regulatory Capital Requirements

We are subject to various regulatory capital requirements administered by the Federal Reserve and OCC. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business, financial condition and results of operation. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action”, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. Our capital amounts and classification are also subject to qualitative judgments by the regulators, including anticipated capital needs. Supervisory assessments of capital adequacy may differ significantly from conclusions based solely upon the regulations risk-based capital ratios. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum CET1, Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. Management believes, as of December 31, 2017, 2016 and 2015 that we meet all capital adequacy requirements to which we are subject. See “Supervision and Regulation — Capital” for more information regarding regulatory capital.

As of December 31, 2017, 2016 and 2017, the Company and the Bank exceeded the minimum requirements to be “well capitalized” for bank regulatory purposes.

Our actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)
December 31, 2017
Total capital ratio	$926,049	13.31%	$556,578	8.00%	$695,722	10.00%
Tier 1 capital ratio	852,825	12.26%	417,433	6.00%	556,578	8.00%
Tier 1 leverage ratio	852,825	10.15%	335,647	4.00%	419,559	5.00%
Common Equity Tier 1	753,545	10.68%	313,075	4.50%	452,220	6.50%
December 31, 2016
Total capital ratio	$890,147	13.05%	$545,727	8.00%	$682,159	10.00%
Tier 1 capital ratio	809,167	11.86%	409,295	6.00%	545,727	8.00%
Tier 1 leverage ratio	809,167	9.62%	328,392	4.00%	410,490	5.00%
Common Equity Tier 1	699,046	10.25%	306,971	4.50%	443,403	6.50%
December 31, 2015
Total capital ratio	$861,549	12.91%	$533,854	8.00%	$667,318	10.00%
Tier 1 capital ratio	785,917	11.78%	400,391	6.00%	533,854	8.00%
Tier 1 leverage ratio	785,917	9.88%	318,250	4.00%	397,812	5.00%
Common Equity Tier 1	675,538	10.12%	300,293	4.50%	433,757	6.50%

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)
December 31, 2017
Total capital ratio	$885,855	12.70%	$556,446	8.00%	$695,557	10.00%
Tier 1 capital ratio	812,631	11.70%	417,334	6.00%	556,446	8.00%
Tier 1 leverage ratio	812,631	9.70%	335,600	4.00%	419,500	5.00%
Common Equity Tier 1	812,631	11.70%	313,001	4.50%	452,112	6.50%
December 31, 2016
Total capital ratio	$848,029	12.40%	$545,608	8.00%	$682,010	10.00%
Tier 1 capital ratio	767,048	11.30%	409,206	6.00%	545,608	8.00%
Tier 1 leverage ratio	767,048	9.20%	326,305	4.00%	407,881	5.00%
Common Equity Tier 1	767,048	11.30%	306,905	4.50%	443,307	6.50%
December 31, 2015
Total capital ratio	$817,728	12.30%	$533,741	8.00%	$667,177	10.00%
Tier 1 capital ratio	742,096	11.10%	400,306	6.00%	533,741	8.00%
Tier 1 leverage ratio	742,096	9.40%	317,126	4.00%	396,408	5.00%
Common Equity Tier 1	742,096	11.10%	300,230	4.50%	433,665	6.50%

The Basel III Capital Rules revised the definition of capital and describe the capital components and eligibility criteria for Common Equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. Although trust preferred securities issued after May 19, 2010 no longer qualify as Tier 1 capital, our existing $114.1 million aggregate outstanding trust preferred securities are grandfathered, and continue to qualify as Tier 1 capital.

Effects of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. However, inflation affects a financial institution by increasing its cost of goods and services purchased, as well as the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Loan originations and re-financings also tend to slow as interest rates increase, and higher interest rates may reduce a financial institution’s earnings from such origination activities.

Off-Balance Sheet Arrangements

We may engage in a variety of financial transactions in the ordinary course of business that, under GAAP, may not be recorded on the balance sheet. Those transactions may include contractual commitments to extend credit in the ordinary course of our business activities to meet the financing needs of customers. Such commitments involve, to varying degrees, elements of credit, market and interest rate risk in excess of the amount recognized in the balance sheets. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. We use the same credit and collateral policies in making these credit commitments as we do for on-balance sheet instruments.

We evaluate each customer’s creditworthiness on a case-by-case basis and obtain collateral, if necessary, based on our credit evaluation of the borrower. In addition to commitments to extend credit, we also issue standby letters of credit that are commitments in specified amounts to a third-party of payment or performance, if our customer fails to meet its contractual obligation to the third-party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending credit to customers.

The following table shows the outstanding balance of our off-balance sheet arrangements as of the end of the periods presented. Except as disclosed below, we are not involved in any other off-balance sheet contractual relationships that are reasonably likely to have a current or future material effect on our financial condition, a change in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

	As of December 31,
	2017	2016	2015
	(In thousands)
Commitments to extend credit	$762,437	$916,724	$900,382
Credit card facilities	266,799	216,881	199,040
Letters of credit	18,350	16,492	41,400

	$1,047,586	$1,150,097	$1,140,822

Contractual Obligations

In the normal course of business, we and our subsidiaries enter into various contractual obligations that may require future cash payments. Significant commitments for future cash obligations include capital expenditures related to real estate and equipment operating leases and other borrowing arrangements.

The table below summarizes, by remaining maturity, our significant contractual cash obligations as of December 31, 2017. Amounts in this table reflect the minimum contractual obligation under legally enforceable contracts with terms that are both fixed and determinable. Our operating lease obligations are not reflected in our consolidated balance sheets in accordance with current accounting guidance. All other contractual cash obligations on this table are reflected in our consolidated balance sheet.

		Payments Due Date
	Total	Less than one year	One to three years	Four to five years	More than five years
	(In thousands)
Operating lease obligations	$70,776	$5,582	$16,053	$9,102	$40,039

Borrowings:
FHLB advances and other borrowings	1,173,000	567,000	556,000	50,000	—
Junior subordinated debentures	118,110	—	—	—	118,110
Contractual interest payments (1)	147,935	24,481	46,129	16,644	60,681

	$1,509,821	$597,063	$618,182	$75,746	$218,830

(1)	Calculated assuming a constant interest rate as of December 31, 2017.

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through the results of operations, loan and securities repayments and maturity activity and continued deposit gathering activities. We also have in place various borrowing mechanisms to satisfy both short-term and long-term liquidity needs.

Quantitative and Qualitative Disclosures about Market Risk

The Bank’s market risk is monitored by the Market Risk Management unit which reports to the Bank’s Chief Risk Officer. The unit’s primary responsibilities are identifying, measuring, monitoring and controlling interest rate and liquidity risks and balance sheet asset/liability management, or ALM. In addition, it also assesses and monitors the price risk of the Bank’s investment activities, which represents the risk to earnings and capital arising from changes in the fair market value of our investment portfolio.

The Market Risk Management unit performs the following functions:

•	maintains a comprehensive market risk and ALM framework;

•	measures and monitors market risk and ALM across the organization to ensure that they are within approved risk limits and reports to ALCO and to the board of directors; and

•	recommends changes to risk limits to the board of directors.

The Bank enforces its ALM strategies through the monthly ALCO meetings. The business line participates in the ALCO. In the ALCO, the Bank discusses, analyzes and decides on the best course of action to implement the strategies designed as part of the ALM process.

We centralize all the market risks taken by the Bank into the Treasury segment. This is primarily achieved by Treasury purchasing funds from deposit-gathering units and selling funds to asset-generating units at the corresponding terms and yield curve rates. Therefore, the risk inherent in term and rate mismatches between financial assets and liabilities are reflected in the Treasury segment. Treasury manages this risk using the appropriate mix of marketable securities, wholesale funding and derivatives contracts, while allowing our external business segments to focus their efforts on satisfying their customers’ financial needs, and building strong customer relationships.

Market Risk Measurement

ALM

We use sensitivity analyses as the primary tool to monitor and evaluate market risk, which is comprised of interest rate risk and price risk. Exposures are managed to a set of limits previously approved by our board of directors and monitored by ALCO.

Sensitivity analyses are based on changes in interest rates (both parallel yield curve changes as well as non-parallel), are performed for several different metrics, and include three types of analyses consistent with industry practices:

•	earnings sensitivity;

•	economic value of equity, or EVE; and

•	available for sale portfolio mark-to-market exposure.

Earnings Sensitivity

In this method, the financial instruments (assets, liabilities, on and off-balance sheet positions) generate interest rate risk exposure from mismatches in maturity and/or repricing given financial instruments’ characteristics or cash flow behaviors such as pre-payment speed. This method measures the potential change in the Bank’s net interest income over the next 12 months, which illustrates short term interest rate risk. This analysis subjects a static balance sheet to instantaneous rate shocks to the different yield curves that affect the Bank’s net interest income. We compare on a monthly basis the effect of the analysis on the Bank’s net interest income over a one-year period against limits established by our board of directors.

In the following table we show the sensitivity of our net interest income as a function of modeled interest rate changes:

	Change in net interest income (1) As of December 31,
Change in Interest Rates	2017	2016
(Basis points)	(In thousands)
Increase of 200	$33,631	$33,148
Increase of 100	19,585	19,778
Decrease of 25	(5,399)	(5,431)
Decrease of 50	(11,664)	(11,369)

(1)	Represents the amounts by which net interest income would change over the next 12 months assuming that total balances are kept constant in time and rate shocks are instant and parallel in shape.

Net interest income exposure was practically unchanged at December 31, 2017 from 2016. The Bank continues to be asset sensitive, therefore income is expected to improve when interest rates move higher.

Economic Value of Equity Analysis

The Bank uses Economic Value of Equity analysis, or EVE, to measure the potential change in the fair value of its asset and liability positions, and the subsequent potential effects on the Bank’s economic capital. In the EVE analysis, we calculate the fair value of all assets and liabilities, including off-balance sheet instruments, based on different rate environments (i.e. fair value at current rates against the fair value based on parallel yield-curve shifts). This analysis measures the long term interest rate risk of the balance sheet.

The increase in EVE exposure during 2017 for the 100 and 200 basis point increased rate scenarios is mostly attributed to slightly higher duration on the asset side and less value stemming from the decrease in transactional accounts, primarily from international customers. For the down scenarios the result is practically unchanged given the de minimis interest currency paid on such deposits. In 2017 the EVE remained well under the established market risk limits.

In the following table we show the sensitivity of our economic equity as a function of interest rate changes as of the end of the past two year-ends:

	Change in equity (1) As of December 31,
Change in Interest Rates	2017	2016
(Basis points)
Increase of 200	(2.50)%	(1.89)%
Increase of 100	0.04%	0.46%
Decrease of 25	(0.57)%	(0.67)%
Decrease of 50	(1.22)%	(1.22)%

(1)	Represents the percentage of equity change in a static balance sheet analysis assuming rate shocks are instant and parallel in shape

Available For Sale Portfolio mark-to-market exposure

In this analysis, the Bank measures the potential change in the market price of its available for sales securities, and the subsequent potential change on our equity. This table shows the result of this test at the end of the periods presented.

	Change in market value
	As of December 31,
Change in Interest Rates	2017	2016
(Basis points)	(In thousands)
Increase of 200	$(85,575)	$(108,263)
Increase of 100	(40,042)	(53,129)
Decrease of 25	7,723	12,618
Decrease of 50	15,192	24,695

The average duration of the investment portfolio increased in 2017 from 2016, to 3.3 years from 3.1 years as of December 31, 2017 and 2016, respectively. However, the increase in duration was accompanied by the purchase of interest rate swaps which reduce the overall interest rate risk exposure in base and rate shock scenarios. We monitor these exposures, and contrast them against limits established by our board of directors. Those limits correspond to the capital level and the capital leverage ratio that we would report taking into consideration the interest rate increase scenarios modeled. Notwithstanding that we model the market price risk of the available for sale portfolio, and its projected impact on AOCI (a component of stockholders’ equity), the Bank made an irrevocable election in 2015 to exclude the effects of AOCI in the calculation of its regulatory capital ratios, in connection with the adoption of Basel III Capital Rules in the U.S.

Limits Approval Process

The ALCO is responsible for the management of market risk exposures and meets monthly. The ALCO monitors all the Bank’s exposures, compares them against specific limits, and takes actions to modify any exposure that the ALCO considers inappropriate based on market expectations or new business strategies, among other factors. The ALCO reviews and recommends market risk limits to our board of directors. These limits are reviewed annually or as more frequently as believed appropriate, based on various factors, including capital levels and earnings.

The Market Risk Management unit supports the ALCO in the monitoring of market risk exposures and balance sheet management.

The following table sets forth information regarding our interest rate sensitivity as of December 31, 2017. This information may not be indicative of our interest rate sensitivity position at other points in time. In addition, the distribution of amounts indicated in the table considers the maturity date of fixed-rate instruments, the repricing frequency of variable-rate financial assets and liabilities, and anticipated prepayments on amortizing financial instruments.

	As of December 31, 2017
	Total	Less than one year	One to three years	Four to five years	More than five years	Non-rate
	(In thousands except percentages)
Assets
Cash and cash equivalents	$153,445	$108,914	$—	$—	$—	$44,531
Interest earning deposits with banks, with original maturities in excess of 90 days
Securities			—	—	—	—
Available for sale	1,687,157	520,387	347,954	275,220	520,221	23,375
Held to maturity	89,860	—	—	—	89,860	—
Federal Reserve Bank and Federal Home Loan Bank stock	69,934	56,924	—	—	—	13,010
Loans held for sale	5,611	5,611	—	—	—	—
Loans portfolio-performing (1)	6,039,551	4,101,988	907,914	585,075	444,573	—

Earning assets	$8,045,557	$4,793,824	$1,255,869	$860,294	$1,054,655	$80,915

Liabilities
Demand:
Interest bearing	$1,496,749	$1,496,749	$—	$—	$—	$—
Saving and money market	1,684,080	1,684,080	—	—	—	—
Time deposits	2,246,434	1,350,784	525,690	210,331	159,629	—
FHLB advances and other borrowings	1,173,000	592,000	341,000	240,000	—	—
Junior subordinated debentures	118,110	64,178	—	—	53,932	—

Interest bearing liabilities	$6,718,373	$5,187,791	$866,690	$450,331	$213,561	$—

Interest rate sensitivity gap		(393,967)	389,179	409,964	841,094	80,915
Cumulative interest rate sensitivity gap		(393,967)	(4,789)	405,175	1,246,269	1,327,184
Earnings assets to interest bearing liabilities (%)		92.41%	144.90%	191.04%	493.84%	n/m

n/m= not meaningful

(1)	“Loan portfolio-performing” excludes non-performing loans in the amount of $27.0 million.

Discussion and Analysis of the Quarters ended March 31, 2018 and 2017

Results of Operations

Net income

The table below sets forth certain results of operations data for the three-month periods ended March 31, 2018 and 2017:

	Three Months Ended March 31,		Change
	2018	2017	2018 vs 2017
	(In thousands, except per share amounts and percentages)
Net interest income	$52,633	$48,351	$4,282	8.86%
Provision for loan losses	—	4,097	(4,097)	(100.00)%

Net interest income after provision for loan losses	52,633	44,254	8,379	18.93%
Noninterest income	13,945	14,217	(272)	(1.91)%
Noninterest expense	55,645	49,148	6,497	13.22%

Net income before income tax	10,933	9,323	1,610	17.27%
Income tax	(1,504)	(2,816)	1,312	(46.59)%

Net income	$9,429	$6,507	$2,922	44.91%

Basic and diluted earnings per share (1)	$0.07	$0.05	$0.02

(1)	At March 31, 2018 and 2017, we had no outstanding dilutive instruments issued. Consequently, the basic and diluted earnings per share are equal in each of the periods presented.

Net income of $9.4 million and $0.07 basic and diluted earnings per share in the first three months of 2018 represents an improvement of $2.9 million, or 44.91%, from net income of $6.5 million and $0.05 basic and diluted earnings per share reported in the same quarter of 2017. This increase mainly resulted from improved credit quality and higher yields on interest-earning assets. Provisions for the costs associated with the spin-off totaling $2.8 million, and other expenses associated with ongoing operational enhancements, offset those results. Without such expenses, net income for the first quarter of 2018 would have been $11.9 million, or $0.09 per basic and diluted share, or 82.51% higher than the same quarter in 2017.

Net interest income after provision for loan losses improved from $44.3 million in the first quarter of 2017 to $52.6 million in the first quarter of 2018, an increase of $8.4 million, or 18.93%, primarily due to higher average yields on interest-earnings assets. As a result of improved credit trends in certain loan portfolio segments, no provision was recorded in the first quarter of 2018, compared to a provision to the allowance of $4.1 million in 2017.

These positive results were partially offset by an increase in noninterest expense of $6.5 million, or 13.22%, primarily attributable to the spin-off related expenses, higher salary and employee benefit costs and telecommunications and data processing expenses.

Net interest income

In the first quarter of 2018, we earned $52.6 million of net interest income, an increase of $4.3 million, or 8.86%, from the $48.4 million of net interest income earned in the same period of 2017. The increase in net interest income was due primarily to a 51 basis points improvement in the average yield on interest-earning assets, partially offset by a 1.44% decrease in the average balance of interest-earning assets. In addition, average interest-bearing liabilities showed a 1.76% increase accompanied by a 26 basis points increase in average rates paid. Net interest margin improved 26 basis points from 2.44% in the first quarter of 2017 to 2.70% in the first quarter of 2018.

Interest Income. Total interest income was $71.9 million in the first quarter of 2018 compared to $63.0 million for the same period of 2017. The $8.9 million, or 14.14%, increase in total interest income was primarily due to higher average balances in loans and securities held to maturity, as well as higher average yields earned on all interest-earning assets. These improvements were partially offset by a decrease in the average balance of available for sale securities during the first quarter of 2018 with respect to the same period of 2017, in part due to the partial migration of funds into loans.

Interest income on loans in the first quarter of 2018 was $59.7 million compared to $50.1 million for the comparable period of 2017. The $9.6 million, or 19.15%, increase was primarily due to a 55 basis points increase in average yields and a 3.44% increase in the average balance of loans in the first quarter of 2018 over the same period in 2017, mainly the result of growth in the commercial real estate loan portfolio.

Interest income on the available for sale securities portfolio decreased $1.5 million, or 12.90%, to $10.3 million in the first quarter of 2018 compared to $11.8 million in the comparable period of 2017. This decrease is primarily attributable to a decline of 18.05% in the average volume of securities available for sale, the proceeds of which were partially reallocated to loan production. Higher yields of securities available for sale, which increased an average of 15 basis points in the first quarter of 2018 with respect to the same quarter in 2017, partially compensated the effect of lower volume.

Interest Expense. Interest expense on interest-bearing liabilities increased $4.6 million, or 31.57%, to $19.3 million in the first quarter of 2018 compared to $14.7 million in the comparable period of 2017, primarily due to higher average advances from the FHLB balances, and higher average interest rates on all funding sources, partially offset by lower average total deposits.

Interest expense on deposits increased to $11.4 million in the first quarter of 2018 compared to $8.0 million for the comparable period of 2017. The $3.4 million, or 42.98%, increase was primarily due to a 26 basis point increase in the average rate paid on total deposits primarily caused by the 18.53% increase in average time deposit balance, and the lower average total checking and saving account balances which decreased 12.52%. The increase of $355.7 million, or 18.53%, in average total time deposit balances is primarily the result of promotions geared towards attracting customers to longer-duration time deposit products offered at current market rates. The decrease of $448.8 million, or 12.52%, in average total checking and saving account balances is primarily the result of a decline of $521.9 million, or 15.97%, in the average balance of international accounts. This decline includes $270.6 million, or 38.49%, in commercial accounts and $251.3 million, or 9.79%, in personal accounts. The decline in the commercial accounts average resulted primarily from the closure of Venezuelan customer accounts exceeding our risk thresholds. The decline in the personal accounts average is primarily due to our Venezuelan customers’ inability to replace the deposits they consume.

Interest expense on advances from the FHLB increased $1.7 million, or 40.97%, in the first quarter of 2018 with respect to the same period of 2017. This increase is the result of an increase of 27.91% in the average balance outstanding of advances, along with an increase of 19 basis points in the average rate paid on those advances. Advances from the FHLB are actively used to manage our funding profile, and bear fixed interest rates from 1.00% to 3.86%, and variable interest rates based on 3-month LIBOR which increased to 2.31% at March 31, 2018 from 1.15% at March 31, 2017. We have designated certain interest rate swaps as cash flow hedges to manage this variable interest rate exposure.

The increase in the average rates paid across all interest-bearing liabilities was primarily due to the impact of higher market interest rates.

Average Balance Sheet, Interest and Yield/Rate Analysis

The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the three months ended March 31, 2018 and 2017. The average balances for loans include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and the amortization of net deferred loan origination costs accounted for as yield adjustments. Average balances represent the daily average balances for the years presented.

	Quarter ended March 31,
	2018			2017
	Average Balances	Income/ Expense	Yield/ Rates	Average Balances	Income/ Expense	Yield/ Rates
	(In thousands, except percentages)
Interest-earning assets:
Loans portfolio, net (1)	$5,914,869	$59,670	4.10%	$5,718,208	$50,080	3.55%
Securities available for sale (2)	1,676,668	10,292	2.48%	2,045,940	11,816	2.33%
Securities held to maturity (3)	89,523	510	2.30%	—	—	NM
Federal Reserve Bank and Federal Home Loan Bank stock	70,351	939	5.45%	59,319	750	5.15%
Deposits with banks	138,278	520	1.51%	181,265	373	0.83%

Total interest-earning assets	7,889,689	71,931	3.70%	8,004,733	63,019	3.19%

Total non-interest-earning assets less allowance for loan losses	516,692			493,268

Total Assets	$8,406,382			$8,498,001

Interest-bearing liabilities:
Checking and saving accounts -
Interest bearing DDA	$1,476,586	$89	0.02%	$1,701,566	$100	0.02%
Money market	1,213,839	2,566	0.85%	1,395,971	2,176	0.62%
Savings	445,730	18	0.02%	487,384	18	0.01%

Total checking and saving accounts	3,136,155	2,673	0.34%	3,584,921	2,294	0.26%
Time deposits	2,275,443	8,700	1.54%	1,919,697	5,660	1.18%

Total Deposits	5,411,598	11,373	0.84%	5,504,618	7,954	0.58%
Securities sold under agreements to repurchase	—	—	—%	50,000	641	5.23%
Advances from the FHLB and other borrowings (4)	1,186,564	5,990	2.03%	927,659	4,249	1.84%
Junior subordinated debentures	118,110	1,935	6.72%	118,110	1,824	6.32%

Total interest-bearing liabilities	6,716,272	19,298	1.15%	6,600,387	14,668	0.89%

Total non-interest-bearing liabilities	942,122			1,185,878

Total Liabilities	7,658,394			7,786,265
Stockholders’ Equity	747,988			711,736

	$8,406,382			$8,498,001

Excess of average interest-earning assets over average interest-bearing liabilities	$1,173,417			$1,404,346

Net interest income		52,633			48,351

Net interest rate spread			2.54%			2.29%
Effect of non-interest-bearing sources			0.15%			0.14%

Net interest margin (5)			2.70%			2.44%

Ratio of average interest-earning assets to average interest-bearing liabilities	117.47%			121.28%

(1)	Average non-performing loans of $31.3 million and $68.0 million as of quarter ended in March 31, 2018 and 2017, respectively, are included in the average loans portfolio, net balance.
(2)	Includes nontaxable securities with an average balance of $177 million and $169 million as of quarter ended in March 31, 2018 and 2017, respectively. The tax equivalent yield for available for sale securities for 2018 and 2017 was 4.39% and 3.93%, respectively.
(3)	Includes nontaxable securities with an average balance of $89 million in March 2018. The tax equivalent yield for held to maturity securities for March 2018 was 3.57%.
(4)	The terms of the advance agreement require the Bank to maintain certain investment securities or loans as collateral for these advances.
(5)	Net interest margin is defined as net interest income divided by average interest-earning assets, which are loans, securities available for sale, deposits with banks and other financial assets which, yield interest or similar income.
NM	Not meaningful.

Provision for Loan Losses

Set forth in the table below are the changes in the allowance for loan losses for each of the periods presented.

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Balance at the beginning of the period	$72,000	$81,751

Charge-offs
Domestic Loans:
Real Estate
Commercial Real Estate (CRE)
Non-owner occupied	—	(97)

	—	(97)
Single-family residential	—	(130)
Owner occupied	—	(25)

	—	(252)
Commercial	(381)	(247)
Consumer and others	(20)	(29)

	(401)	(528)

International Loans: (1)
Commercial	—	(5,899)
Consumer and others	(400)	(219)

	(400)	(6,118)

Total Charge-offs	$(801)	(6,646)

Recoveries
Domestic Loans:
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	$1	$53
Land development and construction loans	33	9

	34	62
Single-family residential	4	45
Owner occupied	788	4

	826	111
Commercial	44	38
Consumer and others	6	—

	876	149

International Loans: (1)
Real Estate
Single-family residential	—	2

	—	2
Consumer and others	43	10

	43	12

Total Recoveries	$919	$161

Net recoveries (charge-offs)	118	(6,485)
Provision for loan losses	—	4,097

Balance at the end of the period	$72,118	$79,363

(1)	Includes transactions in which the debtor or customer is domiciled outside the U.S. and all collateral is located in the U.S.

Set forth in the table below is the composition of international loans charge offs by country for each of the periods presented.

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Commercial loans
Brazil	$—	$5,899
Consumer loans and overdrafts
Venezuela	400	219

Total charge offs	$400	$6,118

During the first quarter of 2018, charge-offs declined to $801 thousand from $6.65 million during the same period of the prior year. The decrease is primarily attributable to the $6.0 million charge-off in first quarter of 2017 related to a loan to a Latin American primary products company that did not recur in 2018. Additionally, recoveries increased to $919 thousand during the first quarter of 2018, compared to $161 thousand during the first quarter of 2017, mainly attributable to a $788 thousand recovery related to a commercial owner-occupied real estate loan. As a result, the ratio of net charge-offs over the average total loan portfolio during the first quarter of 2018 improved compared to the same period in 2017.

Noninterest income

The table below sets forth a comparison for each of the categories of non-interest income for the periods presented.

	Three Months Ended March 31,				Change
	2018		2017		2018 over 2017
	Amount	%	Amount	%	Amount	%
	(In thousands, except percentages)
Deposits and service fees	$4,582	32.86%	$4,906	34.51%	$(324)	(6.60)%
Brokerage, advisory and fiduciary activities	4,415	31.66%	5,261	37.00%	(846)	(16.08)%
Change in cash surrender value of bank owned life insurance(1)	1,444	10.35%	1,245	8.76%	199	15.98%
Cards and trade finance servicing fees	1,062	7.62%	1,071	7.53%	(9)	(0.84)%
Data processing, rental income and fees for other services to related parties	881	6.32%	583	4.10%	298	51.11%
Other noninterest income	1,561	11.19%	1,151	8.10%	410	35.62%

	$13,945	100.00%	$14,217	100.00%	$(272)	(1.91)%

(1)	Changes are not taxable.

Total noninterest income remained relatively flat in the first quarter of 2018 compared to the same period in 2017. There was a net increase in fees for services to related parties driven largely by higher management fees from an affiliate which are determined periodically based on certain predetermined metrics of performance, and in compliance with the requirements of Federal Reserve Regulation W. The increase in other noninterest income is primarily comprised of higher valuation income on the investment balances held in the non-qualified deferred compensation plan. Conversely, other noninterest expense includes a charge for the same amount to increase the liability to the plan participants. There was a decrease in brokerage, advisory and fiduciary activities as the result of lower volume of customer trading activities handled through our Investment Services subsidiary.

Noninterest Expense

The table below presents a comparison for each of the categories of non-interest expense for the periods presented.

	Three Months Ended March 31,				Change
	2018		2017		2018 vs 2017
	Amount	%	Amount	%	Amount	%
	(In thousands, except percentages)
Salaries and employee benefits	$34,041	61.18%	$32,308	65.74%	$1,733	5.36%
Occupancy and equipment	3,715	6.68%	4,709	9.58%	(994)	(21.11)%
Professional and other services fees	6,444	11.58%	2,657	5.41%	3,787	142.53%
FDIC assessments and insurance	1,447	2.60%	1,963	3.99%	(516)	(26.29)%
Telecommunications and data processing	3,084	5.54%	1,752	3.56%	1,332	76.03%
Depreciation and amortization	2,141	3.85%	2,427	4.94%	(286)	(11.78)%
Other operating expenses	4,773	8.57%	3,332	6.78%	1,441	43.25%

	$55,645	100.00%	$49,148	100.00%	$6,497	13.22%

Noninterest expense increased $6.5 million, or 13.22%, in the first quarter of 2018 compared to the same period in 2017, primarily as a result of higher professional fees, along with higher salary and employment benefits and other expenses. These increases were partially offset by lower occupancy and equipment-related costs.

The increase of $3.8 million in professional and other services fees during the first quarter of 2018 compared to the same period last year is mainly the result of a $2.8 million provision for legal and consulting fees associated with the spin-off. The increase in salaries and employment benefits of $1.7 million, or 5.36%, mainly reflects annual salary increases stemming from inflation and performance adjustments and higher insurance benefit expenses. Other expenses increased mainly due to larger marketing expenses during the quarter in comparison to the same period last year stemming from a more active deposit-capture campaign in 2018.

Income Taxes

The table below sets forth information related to our income taxes for the periods presented.

	Three Months Ended March 31,		Change
	2018	2017	2018 vs 2017
	(In thousands, except effective tax rates and percentages)
Current tax expense:
Federal	$6,287	$1,598	$4,689	293.43%
State	1,082	168	914	544.05%

	7,369	1,766	5,603	317.27%
Deferred tax (benefit) expense	(5,865)	1,050	(6,915)	(658.57)%

	$1,504	$2,816	$(1,312)	(46.59)%

Effective income tax rate	13.76%	30.20%	(16.44)%	(54.42)%

The net decrease in tax expense reflects the impact of the lower federal income tax rate under the 2017 Tax Act which, beginning January 1, 2018, decreased the federal income tax rate to 21% compared to 35% in the same period last year, and impacted our estimated effective rate for the first quarter. Higher taxable income during the quarter ended March 31, 2018 compared to the same period last year, partially offset the positive effects of the lower tax rate this quarter. The federal tax expense includes $1.6 million attributable to the gain on the sale in February 2018 of our G200 Leasing, LLC subsidiary, which was fully offset by a corresponding deferred tax benefit.

Segment Information

The following tables summarize certain financial information for our reportable segments as of and for the periods indicated.

	Personal and Commercial Banking (“PAC”)	Corporate LATAM	Treasury	Institutional	Total
	(In thousands)
For Three Months Ended March 31, 2018

Income Statement:
Net interest income	$46,681	$1,480	$956	$3,516	$52,633
(Reversal of) provision for loan losses	(2,139)	(719)	(117)	2,975	—

Net interest income after (reversal of) provision for loan losses	48,820	2,199	1,073	541	52,633
Noninterest income	5,708	109	1,950	6,178	13,945
Noninterest expense	40,014	1,175	2,962	11,494	55,645

Net income before income tax:
Banking	14,514	1,133	61	(4,775)	10,933
Non-banking contribution (1)	50	(11)	—	(39)	—

	14,564	1,122	61	(4,814)	10,933
Income tax (expense) benefit	(2,221)	(171)	312	576	(1,504)

Net income (loss)	$12,343	$951	$373	$(4,238)	$9,429

As of March 31, 2018
Loans, net (2)	$5,488,648	$461,151	$—	$(71,467)	$5,878,332

Deposits	$5,450,118	$19,191	$724,916	$85,981	$6,280,206

	PAC	Corporate LATAM	Treasury	Institutional	Total
	(In thousands)
For Three Months Ended March 31, 2017

Income Statement:
Net interest income	$41,388	$2,564	$2,325	$2,074	$48,351
Provision for (reversal of) loan losses	1,131	2,203	(75)	838	4,097

Net interest income after provision for (reversal of) loan losses	40,257	361	2,400	1,236	44,254
Noninterest income	6,083	127	1,180	6,827	14,217
Noninterest expense	39,877	1,382	2,749	5,140	49,148

Net income before income tax:
Banking	6,463	(894)	831	2,923	9,323
Non-banking contribution (1)	1,086	(2)	—	(1,084)	—

	7,549	(896)	831	1,839	9,323
Income tax (expense) benefit	(2,729)	324	387	(798)	(2,816)

Net income (loss)	$4,820	$(572)	$1,218	$1,041	$6,507

As of December 31, 2017
Loans, net (2) (3)	$5,542,545	$521,616	$—	$(64,325)	$5,999,836

Deposits	$5,454,216	$18,670	$779,969	$70,118	$6,322,973

(1)	Non-banking contribution reflects allocations of the net results of the Trust and Broker Dealer subsidiaries to the customers’ primary business unit.

(2)	Provisions for the periods presented are allocated to each applicable reportable segment. The allowance for loan losses is reported entirely within Institutional. Unearned deferred loan costs and fees are included in Institutional.
(3)	Balances include loans held for sale which are allocated to PAC.

Personal and Commercial Banking (PAC)

PAC generated net income of $12.3 million for the first quarter of 2018, which represents a 156.08% increase from $4.8 million in the same period in 2017. This increase is mainly attributable to higher net interest income combined with a reversal in the allowance for loan losses.

Net interest income increased 12.79% to $46.7 million from $41.4 million in first quarter 2017, primarily due to PAC’s $274.6 million higher loan portfolio average balance for the three months ended March 31, 2018, as part of the continued focus on domestic loan growth. This higher loan portfolio average balance was mainly driven by an increase in the commercial real estate loan portfolio.

For the first quarter of 2018, PAC reflected a $2.1 million reversal in the allowance for loan losses, compared to a loan loss provision of $1.1 million in the same period 2017. This reversal was mainly the result of overall improvement of credit quality on the commercial real estate and middle market portfolios combined with recoveries.

Noninterest income and noninterest expense remained substantially unchanged during the first quarter 2018 compared to the same period in 2017. Noninterest income decreased 6.16% to $5.7 million and noninterest expense increased 0.34% to $40.0 million.

Non-banking contribution decreased 95.4% to $50 thousand in the first quarter of 2018 from $1.1 million in the same period in 2017. The decrease is largely the result of lower volume of customer brokerage activity through our Investment Services subsidiary.

Corporate LATAM

Corporate LATAM had $1.0 million of net income for the first quarter of 2018, compared to a net loss of $0.6 million recorded in the same period in 2017. The increase in net income is primarily attributable to a reversal in the allowance for loan losses.

The 42.28%, or $1.1 million, decrease in net interest income to $1.5 million from $2.6 million in first quarter 2017 was primarily the result of Corporate LATAM’s $112.7 million smaller loan portfolio average balance for the three months ended March 31, 2018, as part of our continued diversification strategy and domestic lending.

The $0.7 million reversal in the allowance for loan losses, which compared to a $2.2 million charge in 2017 is mainly attributed to a reduction in Corporate LATAM’s loan portfolio together with lower provision requirements. Additionally, the provision charge in the first quarter of 2017 was principally attributed to the charge off of impaired loans during that quarter.

Treasury

For the three months ended March 31, 2018, Treasury reported a net income of $0.4 million, which represents a 69.38% decrease from $1.2 million for the same period in 2017. This decrease was primarily the result of lower net interest income combined with higher noninterest expense, and was partially offset by a higher reversal of loan loss reserve and increased noninterest income.

The 58.88% decrease in net interest income to $1.0 million in the first quarter 2018 from $2.3 million in the same period in 2017 was attributable first to a $369.3 million lower average balance in the securities available for sale portfolio, partially offset by improved yields, and second to higher interest expense on our FHLB advances and other borrowings as well as on our brokered certificates of deposits. In the first quarter of 2018, FHLB advances and other borrowings reflected a $258.9 million higher average balance coupled with a higher average balance of brokered certificates of deposits of $37.3 million, or 5.13%, compared to the same period in 2017.

For the first quarter 2018, noninterest income increased $0.8 million, or 65.25%, to $2.0 million, primarily due to non-taxable increases in the cash surrender value of bank-owned life insurance policies, interest rate swap valuation income and higher management fees from an affiliate. Noninterest expense increased 7.75% to $3.0 million for the first quarter 2018 from $2.7 million for the same period in 2017, primarily as the result of overall higher operating expenses.

Institutional

For the first quarter of 2018, Institutional reported a net loss of $4.2 million compared to a net profit of $1.0 million in the first quarter of 2017, which was mainly attributable to higher noninterest expense combined with a higher provision for loan losses, partially offset by higher net interest income.

Net interest income increased 69.53%, or $1.4 million, to $3.5 million in the first quarter of 2018 from $2.1 million in the same quarter of 2017, primarily due to the effect of lower funds transfer pricing charges for total other assets and higher fund transfer pricing credit received for the Bank’s capital.

For the first quarter of 2018, Institutional reported a 255.01% increase in loan loss provision to $3.0 million from $0.8 million for the same period of 2017. Any difference between the provision for loan losses recorded at the company level, versus a provision allocable to reportable segments, is reflected under Institutional.

Noninterest income decreased 9.51% to $6.2 million for the first quarter of 2018 from $6.8 million for the same quarter of 2017, primarily due to lower commissions from Investment Services. Noninterest expense increased $6.4 million, or 123.62%, to $11.5 million for the first quarter of 2018 from $5.1 million for the same period of 2017, mainly the result of a $2.8 million provision for legal and consulting fees associated with the spin-off, and higher operating expenses related to ongoing software services.

Financial Condition—Comparison of Financial Condition as of March 31, 2018 and December 31, 2017

Assets. Total assets were $8.4 billion as of March 31, 2018, relatively flat compared to December 31, 2017. However, the composition of those assets changed with respect to the previous year. This is the result of strategic plan actions to align the composition of our balance sheet, which seek improved operating results from adjusting our mix of interest-earning assets and liabilities consistent with our expectations of a rising interest rate environment.

Cash and Cash Equivalents. Cash and cash equivalents increased to $265.7 million at March 31, 2018 from $153.4 million at December 31, 2017.

Cash flows provided by operating activities were $13.6 million in the quarter ended March 31 2018. This was primarily due to net income earned, $11.1 million higher accounts payable, accrued liabilities and other liability balances, partially offset by an increase of $6.7 million in accrued interest receivable and other assets. Cash flows from investing activities provided us with $121.3 million during the quarter ended March 31, 2018, primarily due to a net decrease in loans of $108.6 million, and maturities, sales and calls of securities available for sale totaling $57.0 million. These proceeds were offset by $60.8 million used for the purchase of securities available for sale. In addition, cash flows from investing activities during the quarter ended March 31, 2018, include $7.5 million in net proceeds from the sale of our G200 Leasing, LLC subsidiary.

In the first quarter of 2018, we used $22.8 million in financing activities. These activities included the payment of the 2018 special dividend of $40 million paid in March 12, 2018, $60.0 million net additional advances borrowed from the FLHB and others, and $96.8 million lower total demand, savings and money market deposits offset by a $54.0 million net increase in time deposit balances.

Loans.

Loans are our largest interest-earning assets. The table below depicts the trend of loans as a percentage of total assets and allowance for loan losses as a percentage of total loans for the periods presented.

	March 31, 2018	December 31, 2017
	(In thousands, except percentages)
Total loans, gross	$5,950,450	$6,066,225
Total loans, gross / total assets	70.64%	71.90%

Allowance for loan losses	$72,118	$72,000
Allowance for loan losses / total loan portfolio (1)(2)	1.21%	1.19%

(1)	Outstanding loan principal balance net of deferred loan fees and costs, excluding the allowance for loan losses.
(2)	Allowance for loan losses was $72.1 million and $72.0 million, as of March 31, 2018 and December 31, 2017, respectively. See Note 4 of our audited consolidated financial statements and Note 4 of our unaudited interim consolidated financial statements for more details on our impairment models.

The table below summarizes the composition of our loan portfolio by type of loan as of the end of each period presented. International loans include transactions in which the debtor or customer is domiciled outside the U.S., even when the collateral is U.S. property or is located in the United States.

	March 31, 2018	December 31, 2017
	(In thousands)
Domestic Loans:
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	$1,699,494	$1,745,839
Multi-family residential	756,934	795,912
Land development and construction loans	414,028	421,285

	2,870,456	2,963,036
Single-family residential	375,697	362,524
Owner occupied	449,005	429,803

	3,695,158	3,755,363
Commercial loans	1,473,564	1,460,278
Loans to depository institutions and acceptances	16,472	16,443
Consumer loans and overdrafts	78,362	78,872

Total Domestic Loans	5,263,556	5,310,956

International Loans:
Real Estate Loans (1)
Single-family residential	150,309	152,713

	150,309	152,713
Commercial loans	89,081	69,294
Loans to depository institutions and acceptances	398,008	481,183
Consumer loans and overdrafts	49,496	52,079

Total International Loans	686,894	755,269

Total Loan Portfolio	$5,950,450	$6,066,225

(1)	Secured by real estate properties located in the U.S.

As of March 31, 2018, the loan portfolio decreased $115.8 million, or 1.91%, to $6.0 billion, as compared to $6.1 billion at December 31, 2017. Following our strategy, loans to international customers continued their decline by $68.4 million, or 9.05%, as of March 31, 2018, compared to December 31, 2017. Additionally, the domestic loan exposure also decreased $47.4 million, or 0.89%, as of March 31, 2018, compared to December 31, 2017. The reduction is mainly attributed to repayments on commercial real estate loans coupled with seasonally lower production.

Loan Quality

Allocation of Allowance for Loan Losses

In the following table, we present the allocation of the allowance for loan losses by loan segment at the end of the periods presented. The amounts shown in this table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages. These amounts represent our best estimates of losses incurred, but not yet identified, at the reported dates, derived from the most current information available to us at those dates and, therefore, do not include the impact of future events that may or may not confirm the accuracy of those estimates at the dates reported. Our allowance for loan losses is established using estimates and judgments, which consider the views of our regulators in their periodic examinations. We also show the percentage of each loan class, which includes loans in nonaccrual status.

	March 31, 2018		December 31, 2017
	Allowance	% of Loans in Each Category to Total Loans	Allowance	% of Loans in Each Category to Total Loans
	(In thousands, except percentages)
Domestic Loans
Real estate	$29,416	45.56%	$30,246	46.45%
Commercial	32,907	36.49%	31,826	34.97%
Financial institutions	31	0.28%	31	0.27%
Consumer and others (1)	400	6.13%	60	5.86%

	62,754	88.46%	62,163	87.55%

International Loans (2)
Commercial	1,852	1.47%	1,905	1.14%
Financial institutions	3,640	6.72%	4,331	7.93%
Consumer and others (1)	3,872	3.36%	3,601	3.38%

	9,364	11.54%	9,837	12.45%

Total Allowance for Loan Losses	$72,118	100.00%	$72,000	100.00%

% Total Loans	1.21%		1.19%

(1)	Includes residential loans
(2)	Includes transactions in which the debtor or customer is domiciled outside the U.S. and all collateral is located in the U.S.

Loan Quality

In the following table, we present a summary of our non-performing assets by loan class, which includes non-performing loans by portfolio segment, both domestic and international, and other real estate properties owned at the dates presented. Non-performing loans consist of (i) nonaccrual loans where the accrual of interest has been discontinued; (ii) accruing loans more than 90 days contractually past due as to interest or principal; and (iii) restructured loans that are considered “trouble debt restructurings.”

	March 31, 2018	December 31, 2017
	(In thousands)
Non-Accrual Loans(1)
Domestic Loans:
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	$10,666	$162

	10,666	162
Single-family residential	4,250	4,277
Owner occupied	7,288	10,398

	22,204	14,837
Commercial loans	3,352	4,656
Consumer loans and overdrafts	4	9

Total Domestic	25,560	19,502

International Loans: (2)
Real Estate Loans
Single-family residential	922	727

	922	727
Commercial loans	5,229	6,447
Consumer loans and overdrafts	21	46

Total International	6,172	7,220

Total-Non-Accrual Loans	$31,732	$26,722

Past Due Accruing Loans(3)
Domestic Loans:
Real Estate Loans
Single-family residential	$—	$112

Total Domestic	—	112

International Loans:
Real Estate Loans
Single-family residential	—	114
Consumer loans and overdrafts	475	—

Total International	475	114

Total Past Due Accruing Loans	$475	$226

Total Non-Performing Loans	32,207	26,948
Other Real Estate Owned	319	319

Total Non-Performing Assets	$32,526	$27,267

(1)	Includes loan modifications that met the definition of trouble debt restructuring which may be performing in accordance with their modified loan terms.
(2)	Includes transactions in which the debtor or customer is domiciled outside the U.S. and all collateral is located in the U.S.
(3)	Loans past due ninety days or more but still accruing.

During the three months ended March 31, 2018, non-performing assets increased $5.3 million, or 19.29%, compared to December 31, 2017. This is mainly due to one CRE loan totaling $10.67 million which was placed in non-accrual status during the period, and $475 thousand in credit cards balances that became 90 days past due during the period. These increases were primarily offset by loan repayments and paydowns.

We did not recognize any interest income on nonaccrual loans during the first quarter of 2018 or 2017. Additional interest income that we would have recognized on these loans had they been current in accordance with their original terms in the first quarter of 2018 and 2017 was $353 thousand and $837 thousand, respectively.

The following table presents the recorded investment of potential problem loans by loan category at the dates indicated. We have no purchased-credit-impaired loans.

	March 31, 2018				December 31, 2017
	Special Mention	Substandard	Doubtful	Loss	Special Mention	Substandard	Doubtful	Loss
	(In thousands)
Real Estate Loans
Commercial Real Estate (CRE)
Non-owner occupied	$9,994	$10,665	$—	$—	$1,499	$162	$—	$—
Single-family residential	—	5,172	—	—	—	5,869	—	—
Owner occupied	3,753	10,030	—	—	3,572	12,109	—	—

	13,747	25,867	—	—	5,071	18,140	—	—
Commercial loans	5,246	10,307	—	—	6,100	16,197	—	—
Consumer loans and overdrafts	—	4,194	—	—	—	5,189	—	—

	$18,993	$40,368	$—	$—	$11,171	$39,526	$—	$—

During the first quarter of 2018, overall problem loans increased $8.7 million, or 17.09%, as compared to December 31, 2017. This was primarily attributed to three CRE loans totaling $19.4 million downgraded during the period. Two of those loans for a total of $8.8 million, which were downgraded to special mention, are under close monitoring and did not generate any additional provisions. The third loan for a total of $10.6 million was downgraded to substandard and placed in non-accrual status during the quarter. In April 2018, we agreed to restructuring this loan by extending its maturity date and adjusting the loan’s monthly payments. As a result of the modification, we determined that no additional impairment charges were necessary.

Securities

The following table sets forth the book value and percentage of each category of securities at March 31, 2018 and December 31, 2017. The book value for securities classified as available for sale represents fair value and the book value for securities classified as held to maturity represents amortized cost.

	March 31, 2018		December 31, 2017
	Amount	%	Amount	%
	(In thousands, except percentages)
Securities held to maturity
U.S. Government agency debt	$2,982	0.16%	$3,034	0.16%
U.S. Government sponsored enterprise debt	86,312	4.72%	86,826	4.70%

	$89,294	4.88%	$89,860	4.86%

Securities available for sale:
U.S. Government agency debt	$271,495	14.86%	$291,385	15.78%
U.S. Government sponsored enterprise debt	859,031	47%	875,666	47.41%
Corporate debt (1)	336,789	18.43%	313,392	16.97%
US Treasury debt	501	0.03%	2,701	0.15%
Mutual funds	23,241	1.27%	23,617	1.28%
Municipal bonds	174,640	9.56%	180,396	9.77%

	$1,665,697	91.15%	$1,687,157	91.36%

Other securities (2):
Federal Home Loan Bank stock	$13,010	0.71%	$13,010	0.70%
Federal Reserve Bank stock	59,476	3.25%	56,924	3.08%

	72,486	3.96%	69,934	3.78%

	$1,827,477	100.00%	$1,846,951	100.00%

(1)	March 31, 2018 includes $43.9 millions in obligations issued by corporate entities from Panama, Europe, and Japan in three different sectors. In 2017, includes $24.3 millions in obligations issued by corporate entities from Panama, Europe and others in three different economic sectors.
(2)	Amounts correspond to original cost at the date presented. Original cost approximates fair value because of the nature of these investments.

Liabilities

Total liabilities decreased $28.0 million to $7.711 billion at March 31, 2018 compared to $7.683 billion at December 31, 2017. This decrease was primarily due to a decrease in total deposits, partially offset by higher FHLB advances and other borrowings.

Deposits

Total deposits decreased $42.8 million to $6.280 billion at March 31, 2018 compared to $6.323 billion at December 31, 2017. In the first quarter of 2018, an increase in time deposits of $54.0 million partially offset decreases of $59.2 million in noninterest bearing transaction accounts, $24.8 million in interest bearing and $12.8 million in savings and money market account deposits. The increase of $54.0 million in time deposits include $109.1 million in retail time deposits, partially offset by a decrease of $55.1 million in brokered time deposits. The increase in retail time deposits reflects the impact of successful marketing campaigns launched during the period to increase these deposit products which are being offered at competitive market rates.

During the first quarter of 2018, deposits of customers domiciled in Venezuela decreased by $163.7 million, or 2.27%. This decrease was partially offset by an increase of $90.3 million, or 1.74%, in balances from domestic customer deposits, and a $30.7 million increase in balances from other countries. The trend of higher balances from U.S. customer deposits reflects our continued focus on preserving valued foreign customer relationships, while increasing our U.S. domestic customers and minimizing our concentration of large fund providers.

The Bank uses the Federal Financial Institutions Examination Council’s, or FFIEC’s, Uniform Bank Performance Report or UBPR definition of core deposits, which consists of all relationships under $250,000. Core deposits excludes brokered time deposits.

We utilize brokered deposits, as of March 31, 2018, we had $724,916 of brokered deposits, 12.0% of our total deposits.

Large Fund Providers

At March 31, 2018 and December 31, 2017 our large fund providers, defined as third-party customer relationships with balances of over $10 million, included five and four deposit relationships, respectively, with total balances of $68.8 million and $59.0 million, respectively. At March 31, 2018 and December 31, 2017 deposits from MSF or its non-U.S. affiliates totaled $66.2 million and $49.5 million, respectively, at such dates.

Large Time Deposits by Maturity

The following table sets forth the maturities of our time deposits with individual balances equal to or greater than $100,000 as of March 31, 2018.

	March 31, 2018
	(In thousands, except percentages)
Less than 3 months	$282,776	22.26%
3 to 6 months	359,117	28.27%
6 to 12 months	296,255	23.32%
1 to 3 years	204,250	16.08%
Over 3 years	128,114	10.07%

Total	$1,270,512	100.00%

Short-Term Borrowings

In addition to deposits, we use short-term borrowings, such as FHLB advances and advances from other banks, as a source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. Short-term borrowings have maturities of 12 months or less as of the reported period-end. The majority of our outstanding short-term borrowings at March 31, 2018 and December 31, 2017 corresponded to FHLB advances and, to a lesser extent, included borrowings from other banks.

The following table sets forth information about the outstanding amounts of our short-term borrowings at the close of and for the three months ended March 31, 2018 and for the year ended December 31, 2017.

	March 31, 2018	December 31, 2017
	(In thousands, except percentages)
Outstanding at period-end	$482,000	$567,000

Average amount	477,000	460,708

Maximum amount outstanding at any month-end	487,000	567,000
Weighted average interest rate:
During period	1.73%	1.43%
End of period	1.93%	1.43%

Return on Equity and Assets

The following table shows annualized return on average assets, return on average equity, and average equity to average assets ratio for the periods presented.

	Three Months Ended March 31,
	2018	2017
	(In thousands, except percentages and per share data)
Net income	$9,429	$6,507
Basic and diluted earnings per common share	0.07	0.05

Average total assets	$8,406,382	$8,498,001
Average stockholders’ equity	747,988	711,736
Net income / Average total assets (ROA)	0.45%	0.31%
Net income / Average stockholder’s equity (ROE)	5.04%	3.66%
Average equity / Average assets ratio	8.90%	8.38%

Adjusted net income (1)	$11,876	$6,507
Adjusted basic and diluted earnings per common share (1)	0.09	0.05

Adjusted net income / Average total assets (ROA) (1)	0.57%	0.31%
Adjusted net income / Average stockholder’s equity (ROE) (1)	6.35%	3.66%

(1)	See “Explanation of Certain Non-GAAP Measures”.

None of our outstanding obligations are exchangeable for or convertible into equity securities. Consequently, our basic and diluted earnings per common share are equal in each of the periods presented.

During the three months ended March 31, 2018 and 2017, basic and diluted earnings per share increased as a result of higher net income in 2018 compared to the same period of 2017.

Capital Resources and Liquidity Management

Capital Resources.

Stockholders’ equity is influenced primarily by earnings, dividends, if any, and changes in accumulated other comprehensive income or loss (AOCI/L) caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities.

Stockholders’ equity decreased $41.2 million, or 5.47%, to $712.3 million as of March 31, 2018 as compared to December 31, 2017, due to a special dividend of $40 million paid in March 2018 to MSF prior to the record date for the spin-off, $9.4 million net income in the quarter ended March 31, 2018 and an $10.6 million increase in AOCL mainly the result of the lower market values for securities available for sale compared to December 31, 2017. The lower securities market values were due primarily to increases in market interest rates.

Liquidity Management.

At March 31, 2018, we had $1.233 billion of outstanding advances from the FHLB and other borrowings, compared to $1.173 billion at December 31, 2017. During the three months ended March 31, 2018, we repaid $370 million of outstanding advances and other borrowings, and obtained new borrowing proceeds of $430 million from these sources. Other borrowings as of March 31, 2018 consisted of $12 million of short-term Fed Funds purchased from other banks which mature in April 2018. The following table summarizes the composition of our FHLB advances and other borrowings by type of interest rate:

	March 31, 2018	December 31, 2017
	(In thousands)
Advances from the FHLB and other borrowings:
Fixed rate ranging from 1.00% to 3.86% (December 31, 2017—0.90% to 3.86%)	$953,000	$918,000
Floating rate three-month LIBOR ranging from 1.71% to 2.31% (December 31, 2017—1.23% to 1.71%) (1)	280,000	255,000

	$1,233,000	$1,173,000

(1)	We have designated certain interest rate swaps as cash flow hedges to manage this variable interest rate exposure.

At March 31, 2018, advances from the FHLB and other borrowings had maturities through 2022 with interest rates ranging from 1.00% to 3.86%.

We are a corporation separate and apart from the Bank and, therefore, must provide for our own liquidity. Our main source of funding is dividends declared and paid to us by the Bank. Additionally, our subsidiary Mercantil Florida Bancorp Inc., or Mercantil Florida, which is an intermediate bank holding company corporation and the obligor on our junior subordinated debt, held cash and cash equivalents of $37.5 million as of March 31, 2018 and $39.1 million at December 31, 2017 in funds available to service this subordinated debt.

There are statutory and regulatory limitations that affect the ability of the Bank to pay us and Mercantil Florida dividends. Management believes that these limitations will not affect our ability to meet our ongoing short-term cash obligations.

Regulatory Capital Requirements

Our actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)
March 31, 2018
Total capital ratio	$896,469	12.94%	$554,219	8.00%	$692,774	10.00%
Tier I capital ratio	822,367	11.87%	415,665	6.00%	554,219	8.00%
Tier I leverage ratio	822,367	9.77%	336,656	4.00%	420,821	5.00%
Common Equity Tier I	712,583	10.29%	311,748	4.50%	450,303	6.50%

December 31, 2017
Total capital ratio	$926,049	13.30%	$556,578	8.00%	$695,722	10.00%
Tier I capital ratio	852,825	12.30%	417,433	6.00%	556,578	8.00%
Tier I leverage ratio	852,825	10.20%	335,647	4.00%	419,559	5.00%
Common Equity Tier I	753,545	10.70%	313,075	4.50%	452,220	6.50%

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)
March 31, 2018
Total capital ratio	$860,779	12.43%	$554,000	8.00%	$692,500	10.00%
Tier I capital ratio	786,677	11.36%	415,500	6.00%	554,000	8.00%
Tier I leverage ratio	786,677	9.37%	335,795	4.00%	419,744	5.00%
Common Equity Tier I	786,677	11.36%	311,625	4.50%	450,125	6.50%

December 31, 2017
Total capital ratio	$885,855	12.70%	$556,446	8.00%	$695,557	10.00%
Tier I capital ratio	812,631	11.70%	417,334	6.00%	556,446	8.00%
Tier I leverage ratio	812,631	9.70%	335,600	4.00%	419,500	5.00%
Common Equity Tier I	812,631	11.70%	313,001	4.50%	452,112	6.50%

Off-Balance Sheet Arrangements

The following table shows the outstanding balance of our off-balance sheet arrangements as of the end of the periods presented. Except as disclosed below, we are not involved in any other off-balance sheet contractual relationships that are reasonably likely to have a current or future material effect on our financial condition, a change in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

	March 31, 2018	December 31, 2017
	(In thousands)
Commitments to extend credit	$836,309	$762,437
Credit card facilities	277,330	266,799
Letters of credit	20,073	18,350

	$1,133,712	$1,047,586

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to our consolidated financial statements, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or using different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

Securities. Securities generally must be classified as held to maturity, or HTM, available-for-sale, or AFS, or trading. Securities classified as HTM are securities we have both the ability and intent to hold until maturity and are carried at amortized cost. Trading securities, if we had any, would be held primarily for sale in the near term to generate income. Securities that do not meet the definition of trading or HTM are classified as AFS.

The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on these securities. Unrealized gains and losses on trading securities, if we had any, would flow directly through earnings during the periods in which they arise. AFS securities are measured at fair value each reporting period. Unrealized gains and losses on AFS securities are recorded as a separate component of shareholders’ equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or deemed to be OTTI. Investment securities that are classified as HTM are recorded at amortized cost, unless deemed to be OTTI.

We evaluate each AFS and HTM debt security when its fair value falls below the amortized cost basis to determine if it is other-than-temporary. When an investment security is considered to be OTTI, the cost basis of the individual investment security is written down through earnings by an amount that corresponds to the credit component of the OTTI. In determining whether an impairment is other than temporary, we consider the severity and duration of the decline in fair value, the length of time expected for recovery, the financial condition of the issuer, and other qualitative factors, as well as whether we either plan to sell the security or it is more-likely-than-not that we will be required to sell the security before recovery of the amortized cost. For AFS debt securities we intend to hold, an analysis is performed to determine how much of the decline in fair value maybe related to the issuer’s credit and how much is related to market factors (e.g., interest rates). If any of the decline in fair value is due to a deterioration in the issuer’s credit, an OTTI loss is recognized in the Consolidated Statements of Operations for that amount. If any of the decline in fair value is related to market factors, that amount remains in AOCI for AFS debt securities. In certain instances, the credit loss may exceed the total decline in fair value, in which case, the difference is due to market factors and is recognized as an unrealized gain in AOCI. If we intend to sell or believes it is more-likely-than-not that it will be required to sell the debt security, it is written down to fair value as an OTTI loss.

Fair Value of Financial Instruments. We are, under applicable accounting guidance, required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. We classify fair value measurements of financial instruments based on the three-level fair value hierarchy in the guidance. We carry AFS debt and other securities, BOLI policies and derivative assets and liabilities at fair value.

The fair values of assets and liabilities may include adjustments for various factors, such as market liquidity and credit quality, where appropriate. Valuations of products using models or other techniques are sensitive to assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of our valuation date. Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. In keeping with the prudent application of estimates and management judgment in determining the fair value of assets and liabilities, we have in place various processes and controls including validation controls, for which we utilize both broker and pricing service inputs. Data from these services may include both market-observable and internally-modeled values and/or valuation inputs. Our reliance on this information is affected by our understanding of how the broker and/or pricing service develops its data with a higher degree of reliance applied to those that are more directly observable and lesser reliance applied to those developed through their own internal modeling. Similarly, broker quotes that are executable are given a higher level of reliance than indicative broker quotes, which are not executable. These processes and controls are performed independently of the business. For additional information, see Note 18 of our audited consolidated financial statements and Note 13 of our unaudited interim consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses represents an estimate of the current amount of principal that we will be unlikely to collect given facts and circumstances as of the evaluation date, and includes amounts arising from loans individually and collectively evaluated for impairment. Loan losses are charged against the allowance when we believe the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. We estimate the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors to ensure the current allowance balance is maintained at a reasonable level to provide for recognized and unrecognized but inherent losses in the loan portfolio. Allocations of the allowance are made for loans considered to be individually impaired, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is applied consistently to each segment.

We determine a separate allowance for losses for each loan portfolio segment. The allowance for loan losses consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the excess of the carrying value of the loan over the present value of expected future cash flows at the measurement date, or the fair value of the collateral in the case where the loan is considered collateral-dependent. We select the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

We recognize interest income on impaired loans based on our existing method of recognizing interest income on nonaccrual loans. Loans, generally classified as impaired loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s effective interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

General reserves cover non-individually-impaired loans and are based on historical loss rates for each loan portfolio segment, adjusted for the effects of qualitative factors that in management’s opinion are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Concentrations of credit risk can affect the level of the allowance and may involve loans to one borrower, borrowers engaged in or dependent upon the same industry, or a group of borrowers whose loans are predicated on the same type of collateral. Our most significant concentration of credit is CRE and commercial loans. At December 31, 2017, we had $2.96 billion in CRE loans and $1.96 billion in commercial loans (including commercial owner occupied loans), representing 48.84% and 32.30% of total loans, respectively. At March 31, 2018, we had $2.87 billion in CRE loans and $2.01 billion in commercial loans (including commercial owner occupied loans), representing 48.24% and 33.81% of total loans respectively. In addition, we are subject to a geographic concentration of credit because we primarily operate in South Florida, the greater Houston, Texas area and the New York City area.

Our estimate for the allowance for loan losses is sensitive to the loss rates from our loan portfolio segments. For each one-percent increase in the loss rates on loans collectively evaluated for impairment in our CRE loans and commercial loans portfolio segments, the allowance for loan losses at March 31, 2018 and December 31, 2017 would have increased by approximately $0.63 million.

These sensitivity analyses do not represent management’s expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and that the probability of the alternative scenarios outlined above occurring within a short period of time is remote.

The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Goodwill. Goodwill is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred.

Current accounting guidance requires that we determine, at least annually, the fair value of the reporting unit to which goodwill has been assigned, and compare the result of this valuation to the carrying amount of the reporting unit to determine if impairment exists at the reporting date (Step 1). If impairment exists, then all the assets and liabilities of the reporting unit are measured at their fair value to arrive at the intrinsic fair value of goodwill. The difference between the intrinsic values of goodwill and its carrying amount is used to determine the amount of impairment to be recorded, if the intrinsic value exceeds the carrying value (Step 2). We use valuation techniques to determine the fair value of PAC as one of our reporting units, which involves using certain significant assumptions which could differ from actual results. At December 31, 2017 and 2016, the fair value of PAC exceeded its carrying amount. As a result, no impairment existed and none was recorded.

We have applied significant judgment to arrive at the fair value of PAC for annual goodwill impairment testing purposes. The assumptions used in the valuation of PAC included: a) estimates of future cash flows, which are primarily dependent on growth estimates in the loan portfolio and deposit balances, net interest margin, operating expenses, credit losses and minimum capital necessary to meet regulatory capital requirements; and b) the cost of equity used to discount those cash estimated flows to a present value. Other significant assumptions include the determination of peer groups and the weight given to each valuation method used to arrive at a concluded value. Our Market Risk and Budget and Profitability units provide significant support for the development of the model used to estimate this fair value estimate. We evaluated the existence of events or circumstances that could indicate a potential impairment of goodwill during the quarter ended March 31, 2018. Based on this evaluation, we concluded there were no impairment indicators requiring Step 1 of the goodwill impairment analysis. As such, goodwill was not considered impaired as of March 31, 2018. We also considered that goodwill was not at risk of potential impairment as of December 31, 2017, 2016 and 2015. Future negative changes may result in potential impairments in future periods.

Determining the fair value of goodwill is considered a critical accounting estimate because it requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to determine fair value are reasonably possible and may have a material impact on our financial position, liquidity or results of operations.

Deferred Income Taxes. We use the balance sheet method of accounting for income taxes as prescribed by GAAP. Under this method, DTAs and deferred tax liabilities, or DTLs, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the DTAs and DTLs, a valuation allowance is established. DTAs and DTLs are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because we exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management’s determination of the realization of DTAs and DTLs is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the DTAs. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our DTAs and DTLs. A DTA valuation allowance would result in additional income tax expense in such period, which would negatively affect earnings. Conversely, a valuation allowance to a DTL would result in lower tax expense.

Recently Issued Accounting Pronouncements. We have evaluated new accounting pronouncements that have recently been issued and have determined that certain of these new accounting pronouncements should be described in this section because, upon their adoption, there could be a significant impact to our operations, financial condition or liquidity in future periods. Please refer to Note 1 of our audited consolidated financial statements and Note 2 of our unaudited interim consolidated financial statements for a discussion of these recently issued accounting pronouncements that have been adopted by us that will require enhanced disclosures in our financial statements in future periods.

SUPERVISION AND REGULATION

We and the Bank are extensively regulated under U.S. Federal and state laws applicable to financial institutions. Our supervision, regulation and examination, and that of the Bank are primarily intended to protect depositors, and maintain the safety and soundness of financial institutions and the federal deposit insurance system. Such supervision and regulation are not intended to protect the holders of our capital stock and other securities issued by us. Any change in applicable law or regulation may have a material effect on our business. The following discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

Bank Holding Company Regulation

As a bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve under the BHC Act. Bank holding companies generally are limited to the business of banking, managing or controlling banks, and certain related activities. We are required to file periodic reports and other information with the Federal Reserve. The Federal Reserve examines us and our non-bank subsidiaries.

The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation, or order, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

We are a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to us. We and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W thereunder. The Federal Reserve has indicated that MSF will control us and the Bank following the Distribution Date due to MSF’s Retained Shares and the common directors shared by MSF and us. Accordingly, we expect that the Bank’s relationship with MSF and its subsidiaries will continue to be subject to Regulation W, until the Federal Reserve determines that MSF no longer controls us.

Section 23A defines “covered transactions,” which include extensions of credit, and limits a bank’s covered transactions with any affiliate to 10% of such bank’s capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank’s affiliates. Finally, Section 23A requires that all of a bank’s extensions of credit to its affiliates be appropriately secured by permissible collateral, generally U.S. government or agency securities. Section 23B of the Federal Reserve Act generally requires covered and other transactions among affiliates to be on terms and under circumstances, including credit standards, that are substantially the same as or at least as favorable to the bank or its subsidiary as those prevailing at the time for similar transactions with unaffiliated companies.

Federal Reserve policy requires a bank holding company to act as a source of financial and managerial strength to its FDIC-insured bank subsidiaries. The Federal Deposit Insurance Act was amended by the Dodd-Frank Act to require that any company controlling an FDIC-insured institution must act as a source of financial strength to such insured institution. These may require bank holding companies to support bank subsidiaries with additional investments, including in situations where additional investments in the bank subsidiary may not otherwise be warranted. In the event an FDIC-insured subsidiary becomes subject to a capital restoration plan with its regulators, the parent bank holding company is required to guarantee performance of such plan up to 5% of the bank’s assets, and such guarantee is given priority in bankruptcy of the bank holding company. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions may be held responsible for any losses to the FDIC’s Deposit Insurance Fund, or DIF, if an affiliated depository institution fails. As a result, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and to other creditors of the bank. See “— Capital.”
Bank Regulation

As a national bank, the Bank is subject to regulation and regular examinations by the OCC. OCC regulations govern permissible activities, capital requirements, branching, dividend limitations, investments, loans and other matters. Under the Bank Merger Act, prior OCC approval is required for a national bank to merge or consolidate with, or purchase the assets or assume the deposits of, another bank. In reviewing applications to approve mergers and other acquisition transactions, the OCC is required to consider factors similar to the Federal Reserve under the BHC Act, including the applicant’s financial and managerial resources, competitive effects and public benefits of the transactions, the applicant’s performance in meeting community needs, and the effectiveness of the entities in combatting money laundering activities.

The Bank is a member of the FDIC’s DIF and its deposits are insured by the FDIC to the fullest extent permitted by law. As a result, it is subject to regulation and deposit insurance assessments by the FDIC. Under the Dodd-Frank Act, the Bank also is subject to regulations issued by the CFPB, with respect to consumer financial services and products. See “— FDIC Insurance Assessments”.

The OCC has adopted the FFIEC’s Uniform Financial Institutions Rating System, which assigns each financial institution a confidential composite “CAMELS” rating based on an evaluation and rating of six essential components of an institution’s financial condition and operations: Capital Adequacy, Asset Quality, Management, Earnings, Liquidity and Sensitivity to market risk, as well as the quality of risk management practices. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates, and the ability to manage market risk.

Evaluations of the component areas take into consideration the institution’s size and sophistication, the nature and complexity of its activities, its risk profile, and the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution’s earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices or equity prices, management’s ability to identify, measure, monitor, and control the risks of its operations and the nature and complexity of interest rate risk exposure arising from non-trading positions. The OCC considers anti-money laundering / Bank Secrecy Act, or AML/BSA, examination findings in a safety and soundness context when assigning the management component rating. Serious deficiencies in a bank’s AML/BSA compliance create a presumption that the management rating will be adversely affected because risk management practices are less than satisfactory.

Composite ratings are based on an evaluation of an institution’s managerial, operational, financial, and compliance performance. The composite CAMELS rating is not an arithmetical formula or rigid weighting of numerical component ratings. Elements of subjectivity and examiner judgment, especially as these relate to qualitative assessments, are important elements in assigning ratings.

The Gramm-Leach-Bliley Act, or the GLB Act, and related regulations require banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information with third-parties. The GLB Act also permits bank subsidiaries to engage in “financial activities” similar to those permitted to financial holding companies.

The Bank maintains a loan production office in New York City. This office may only engage in certain functions on behalf of the Bank, such as soliciting loans (including assembling credit information, property inspections and appraisals, securing title information, preparing loan applications, solicitation loan servicing), and acting as a liaison with customers of the Bank. Loans and credit extensions cannot be approved by a loan production office. The loan production office is not a banking center of the Bank and cannot engage in general banking transactions, deposit taking and lending money. The loan production office is subject to supervision and examination by the OCC.

Supervision of Parallel Banking Organizations

The federal bank regulators view us and MSF as parallel banking organizations due to MSF’s Retained Shares, certain common directors of MSF and us, and the common principal shareholders of MSF and us. A parallel banking organization exists when at least one U.S. depository institution, such as the Bank, and one foreign bank or holding company of a foreign bank, such as MSF, are controlled either directly or indirectly by the same person or group of persons who are closely associated in their business dealings or are otherwise acting in concert. At the time of the spin-off, we and MSF will have virtually the same shareholders, including certain controlling shareholder groups

The fundamental risk presented by parallel banking organizations is that they may be acting as a de facto single organization, which, because it is not formalized, is not subject to comprehensive consolidated supervision. Consequently, relationships between the U.S. depository institution and other affiliates may be more difficult to understand and monitor. This raises numerous management and supervisory risks, including, among other things:

•	officers and directors may not exercise independent control to ensure transactions with affiliates have legitimate business reasons and comply with applicable laws and regulations, including Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W thereunder;

•	money laundering concerns may be heightened due to the potential lack of arms-length transactions between the U.S. depository institution and the foreign parallel bank;

•	the home country of the foreign parallel bank may have insufficient mechanisms or authority to monitor changes in ownership or to ensure arms-length intercompany transactions between the foreign parallel bank and other members of the group; and

•	political, legal or economic events in the foreign country may affect the U.S. depository institution.

To minimize such risks, the federal bank regulators will coordinate their supervision of a parallel-owned banking organization’s U.S. operations. The supervisory approach may include unannounced coordinated examination of us and our subsidiaries by the OCC and the Federal Reserve. Such examinations may be conducted if regulators suspect irregular transactions between parallel banks. The regulators will consider several factors in determining whether to conduct coordinated reviews of an organization’s U.S. operations, including political, legal or economic events in the foreign country, and compliance with commitments or representations made or conditions imposed by the banking agencies. The factors above are likely to especially influence our regulators and their requirements under the parallel banking policy statement.

In addition, we expect we may be requested to make various commitments to the Federal Reserve and the OCC in furtherance of their requirement that we minimize the risks associated with parallel-owned banking organizations, which may continue, even after MSF is no longer deemed in “control” of us.

We have also adopted policies and procedures that are designed to minimize risk and to provide guidance on how personnel should treat MSF and our other affiliates. The Bank’s relations with MSF and its subsidiaries are currently subject to Regulation W, and we believe our existing Regulation W policies and procedures will remain effective for compliance purposes after the spin-off.

Community Reinvestment Act and Consumer Laws

The Bank is subject to the Community Reinvestment Act, which we refer to as the CRA, and the OCC’s regulations thereunder. Under the CRA, all FDIC-insured institutions have a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods. The CRA requires a depository institution’s primary federal regulator, in connection with its examination of the institution, to assess the institution’s record of assessing and meeting the credit needs of the communities served by that institution, including low- and moderate-income neighborhoods. The bank regulatory agency’s assessment of the institution’s record is made available to the public. Further, such assessment is required of any institution that has applied to:

•	charter a national bank;

•	obtain deposit insurance coverage for a newly chartered institution;

•	establish new branch offices (banking centers) that accept deposits;

•	relocate an office; or

•	merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

In the case of bank holding company applications to acquire a bank or other bank holding company, the Federal Reserve will assess the performance of each subsidiary depository institution of the applicant bank holding company, and such performance may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude, acquisitions, and new banking centers and other expansion activities and will prevent a company from becoming a financial holding company.

As a result of the GLB Act, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. The Federal CRA regulations require that evidence of discriminatory, illegal or abusive lending practices be considered in the CRA evaluation.

The Bank is also subject to, among other things, fair lending laws, including the Equal Credit Opportunity Act, or ECOA, and the Fair Housing Act, or FHA, both of which prohibit discrimination based on race or color, religion, national origin, sex and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The DOJ and the federal bank regulators have issued an Interagency Policy Statement on Discrimination in Lending to provide guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA, and the fair lending laws, generally.

The federal bank regulators have updated their guidance several times on how banks treat deposit account overdrafts, including overdrafts incurred at automated teller machines and point of sale terminals. Overdrafts have become a focus of the CFPB. Among other things, the federal regulators require banks to monitor accounts and to limit the use of overdrafts by customers as a form of short-term, high-cost credit, including, for example, giving customers who overdraw their accounts on more than six occasions where a fee is charged in a rolling 12 month period a reasonable opportunity to choose a less costly alternative and decide whether to continue with fee-based overdraft coverage. It also encourages placing appropriate daily limits on overdraft fees, and asks banks to consider eliminating overdraft fees for transactions that overdraw an account by a de minimis amount. Overdraft policies, processes, fees and disclosures are frequently the subject of litigation against banks in various jurisdictions. In May 2018, the OCC encouraged national banks to offer short-term, small-dollar installment lending.

The CFPB began exercising its regulatory authority upon the recess appointment of its director on January 4, 2012. The CFPB has the authority, previously exercised by the federal bank regulators, to adopt regulations and enforce various laws, including the ECOA, and other fair lending laws, the Trust in Lending Act, the Electronic Funds Transfer Act, mortgage lending rules, the Truth in Savings Act, Fair Credit Reporting and Privacy of Consumer Financial Privacy. Although the CFPB does not examine or supervise banks with less than $10 billion in assets, it exercises broad authority in making rules and providing guidance that affects bank regulation in these areas and the scope of bank regulators’ consumer regulation, examination and enforcement. Banks of all sizes are affected by the CFPB’s regulations, and the precedents set by CFPB enforcement actions and interpretations. The CFPB has focused on various practices to date, including revising mortgage lending rules, overdrafts, credit card add-on products, indirect automobile lending, student lending, and payday and similar short-term lending, and has a broad mandate to regulate consumer financial products and services, whether or not offered by banks or their affiliates.

Residential Mortgages

CFPB regulations that require lenders to determine whether a consumer has the ability to repay a mortgage loan became effective on January 10, 2014. These established certain minimum requirements for creditors when making ability to repay determinations, and provide certain safe harbors from liability for mortgages that are “qualified mortgages” and are not “higher-priced.” Generally, these CFPB regulations apply to all consumer, closed-end loans secured by a dwelling, including home-purchase loans, refinancing and home equity loans (whether first or subordinate lien). Qualified mortgages must generally satisfy detailed requirements related to product features, underwriting standards, and requirements where the total points and fees on a mortgage loan cannot exceed specified amounts or percentages of the total loan amount. Qualified mortgages must have: (1) a term not exceeding 30 years; (2) regular periodic payments that do not result in negative amortization, deferral of principal repayment, or a balloon payment; (3) and be supported with documentation of the borrower and his or her credit worthiness. We anticipate focusing our residential mortgage origination on qualified mortgages and those that meet our investors’ requirements, but we may make loans that do not meet the safe harbor requirements for “qualified mortgages.”

The 2018 Growth Act provides for certain residential mortgages held in portfolio by banks with less than $10 billion in consolidated assets to automatically be deemed “qualified mortgages.” This relieves such institutions from many of the requirements to satisfy the criteria listed above for “qualified mortgages.” Mortgages meeting the “qualified mortgage” safe harbor may not have negative amortization, must follow prepayment penalty limitations included in the Truth in Lending Act, and may not have fees greater than three percent of the total value of the loan.

The Bank generally services the loans it originates, excluding those it sells. The CFPB adopted mortgage servicing standards, effective in January 2014. These include requirements regarding force-placed insurance, certain notices prior to rate adjustments on adjustable rate mortgages, and periodic disclosures to borrowers. Servicers will be prohibited from processing foreclosures when a loan modification is pending, and must wait until a loan is more than 120 days delinquent before initiating a foreclosure action. Servicers must provide borrower’s direct and ongoing access to its personnel, and provide prompt review of any loss mitigation application. Servicers must maintain accurate and accessible mortgage records for the life of a loan and until one year after the loan is paid off or transferred. These new standards are expected to increase the cost and compliance risks of servicing mortgage loans, and the mandatory delays in foreclosures could result in loss of value on collateral or the proceeds we may realize from a sale of foreclosed property.

The FHFA updated Fannie Mae’s and Freddie Mac’s, which are GSEs, repurchase rules, including the kinds of loan defects that could lead to a repurchase request to, or alternative remedies with, the mortgage loan originator or seller. These rules became effective January 1, 2016. FHFA also has updated these GSEs’ representations and warranties framework and announced on February 2, 2016 an independent dispute resolution, or IDR, process to allow a neutral third-party to resolve demands after the GSEs’ quality control and appeal processes have been exhausted. The GSEs are expected to update their repurchase demand escalation and appeal processes later this year to resolve disputes before any independent dispute resolution process begins.

The CFPB’s TRID rules adversely affected our mortgage originations in 2016, while we revised our systems and processes to comply with these rules. Our residential mortgage strategy, product offerings, and profitability may change as these regulations are interpreted and applied in practice, and may also change due to any restructuring of Fannie Mae and Freddie Mac as part of the resolution of their conservatorships. The 2018

Growth Act reduces TRID rules by eliminating the wait time for a mortgage, if an additional creditor offers a consumer a second offer with a lower annual percentage rate. Congress expressed its desire to provide better guidance on TRID in an effort to provide a clearer understanding for consumers and bankers alike. The new law also reduced reporting requirements under the Home Mortgage Disclosure Act (“HMDA”) for those banks with fewer than 500 closed-end mortgages and less than 500 open-end lines of credit in both of the preceding two years, provided the bank’s rating under the Community Reinvestment Act, or CRA, for the previous two years has been at least “satisfactory.”

Other Laws and Regulations

The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies new “know your customer” requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Bank regulators are required to consider compliance with this act’s anti-money laundering provisions before acting upon acquisition and merger proposals. Furthermore, sanctions for violations of this act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Additional FinCEN rules effective May 2018, require banks to know the beneficial owners of customers that are not natural persons, to update customer information to develop a customer risk profile, as well as to monitor such matters. Banks must comply with these new rules by May 11, 2018.

Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as to enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs, and sets forth minimum standards, which the regulators refer to as pillars for these programs, including:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program;

•	an independent audit function to test the programs; and

•	ongoing customer due diligence and monitoring.

We will also be required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, as well as new rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and the Nasdaq Stock Market. As a newly public company, and as an emerging growth company, we will not be required to comply with various provisions of the Sarbanes-Oxley Act. See “Summary — Emerging Growth Company Status.”

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Our primary source of cash is dividends from the Bank. Prior regulatory approval is required if the total of all dividends declared by a national bank (such as the Bank) in any calendar year will exceed the sum of such bank’s net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. During 2017, the Bank paid cash dividends of approximately $6.0 million to Mercantil Florida. At December 31, 2017, the Bank could have declared additional dividends of approximately $84.4 million, without prior OCC approval. After payment of the $40 million Special Dividend in March 2018, $57.0 million may be paid by the Bank as dividends as of March 31, 2018 without prior OCC approval.

In addition, we and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authorities are authorized to determine when the payment of dividends would be an unsafe or unsound practice, and may prohibit such dividends.

The Federal Reserve has indicated that paying dividends that deplete a bank holding company’s capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current year’s operating earnings.

Under Federal Reserve Supervisory Letter SR-09-4 (February 24, 2009), as revised December 21, 2015, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, is not based on overly optimistic earnings scenarios, and the absence of potential events that could affect a company’s ability to pay a dividend while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

When fully-phased in by 2019, the Basel III Capital Rules will further limit our permissible dividends, stock repurchases and discretionary bonuses, including those of the Bank, unless we and the Bank meet the fully phased-in capital conservation buffer requirement. The Company and the Bank meet the current capital conservation requirement. See “Basel III Capital Rules.”

Capital

The Federal Reserve has risk-based capital rules for bank holding companies and the OCC has similar rules for national banks, respectively. These guidelines required at year end 2017 a minimum ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) and capital conservation buffer of 9.25%. Tier 1 capital includes common equity and related retained earnings and a limited amount of qualifying preferred stock, less goodwill and certain core deposit intangibles. Voting common equity must be the predominant form of capital. Tier 2 capital consists of non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock, up to 45% of pre-tax unrealized holding gains on available for sale equity securities with readily determinable market values that are prudently valued, and a limited amount of general loan loss allowance. We collectively refer to Tier 1 capital and Tier 2 capital as Total risk based capital.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies which provide for a minimum leverage ratio of Tier 1 capital to total on-balance sheet assets equal to 4%. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases and depending upon a bank holding company’s risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. The level of Tier 1 capital to risk-adjusted assets is becoming more widely used by the bank regulators to measure capital adequacy. The Federal Reserve has not advised us or the Bank of any specific minimum leverage ratio or tangible Tier 1 leverage ratio applicable to them. Under Federal Reserve policies, bank holding companies are generally expected to operate with capital positions well above the minimum ratios. The Federal Reserve believes the risk-based ratios do not fully take into account the quality of capital and interest rate, liquidity, market and operational risks. Accordingly, supervisory assessments of capital adequacy may differ significantly from conclusions based solely on the level of an organization’s risk-based capital ratio.

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, among other things, requires the federal bank regulators to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

All of the federal bank regulators also have regulations establishing risk-adjusted measures and relevant capital levels which implement the “prompt corrective action” standards applicable to banks. The relevant capital measures are the total risk-based capital ratio, Tier 1 risk-based capital ratio, Common Equity Tier 1 capital ratio, as well as, the leverage capital ratio. Under the regulations, national banks will be:

•	well-capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a CET1 capital ratio of 6.5% or greater, a leverage capital ratio of 5% or greater and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a CET1 capital ratio of 4.5% or greater, and generally has a leverage capital ratio of 4% or greater;

•	“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a CET1 capital ratio of less than 4.5% or generally has a leverage capital ratio of less than 2%;

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a CET1 capital ratio of less than 3%, or a leverage capital ratio of less than 3%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% to total assets.

The federal bank regulators have authority to require additional capital.

The Dodd-Frank Act significantly modified the capital rules applicable to us and call for increased capital, generally.

•	the generally applicable prompt corrective action leverage and risk-based capital standards, or generally applicable standards, including the types of instruments that may be counted as Tier 1 capital, will be applicable on a consolidated basis to depository institution holding companies, as well as their bank and thrift subsidiaries.

•	the generally applicable standards in effect prior to the Dodd-Frank Act will be “floors” for the standards to be set by the regulators.

•	bank and thrift holding companies with assets of less than $15 billion as of December 31, 2009, will be permitted to include trust preferred securities that were issued before May 19, 2010, as Tier 1 capital, but trust preferred securities issued by a bank holding company after May 19, 2010 will no longer count as Tier 1 capital.

Information concerning our and the Bank’s regulatory capital ratios at March 31, 2018 and December 31, 2017 is included under the heading “Regulatory Capital Requirements” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Information Statement.

Depository institutions that are “adequately capitalized” for bank regulatory purposes must receive a waiver from the FDIC prior to raising or renewing brokered deposits, and cannot pay interest rates that significantly exceed market rates. FDICIA generally prohibits a depository institution from making any capital distribution (including paying dividends) or paying any management fee to its holding company, if the depository institution thereafter would be “undercapitalized.” Institutions that are “undercapitalized” are subject to prohibitions on brokered deposits, growth limitations and are required to submit a capital restoration plan for approval. A depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of 5% of the depository institution’s total assets at the time it became undercapitalized and the amount necessary to bring the institution into compliance with applicable capital standards. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” If the controlling holding company fails to fulfill its obligations under FDICIA and files (or has filed against it) a petition under the Federal Bankruptcy Code, the claim against the holding company’s capital restoration obligation would be entitled to a priority in such bankruptcy proceeding over third-party creditors of the bank holding company. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized”, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

The prompt corrective action rules have been conformed by the Basel III Capital Rules, as discussed below.

Basel III Capital Rules

The Federal Reserve, the OCC and the other bank regulators adopted in June 2013 final capital rules for bank holding companies and banks implementing the Basel Committee on Banking Supervision’s “Basel III: A Global Regulatory Framework for more Resilient Banks and Banking Systems.” These new U.S. capital rules are called the Basel III Capital Rules.

The Basel III Capital Rules limit Tier 1 capital to common stock and noncumulative perpetual preferred stock, as well as qualifying trust preferred securities and cumulative perpetual preferred stock issued before May 19, 2010, each of which are grandfathered in Tier 1 capital for bank holding companies with less than $15 billion in assets. A new capital measure, Common Equity Tier I Capital, or CET1 has been added by the Basel III Capital Rules. CET1 includes common stock and related surplus, retained earnings and, subject to certain adjustments, minority common equity interests in subsidiaries. CET1 is reduced by deductions for:

•	goodwill and other intangibles, other than mortgage servicing assets, which are treated separately, net of associated DTLs;

•	DTAs arising from operating losses and tax credit carryforwards net of allowances and DTLs;

•	gains on sale from any securitization exposure; and

•	defined benefit pension fund net assets (i.e., excess plan assets), net of associated DTLs.

Additional “threshold deductions” of the following that are individually greater than 10% of CET1 or collectively greater than 15% of CET1 (after the above deductions are also made):

•	Mortgage service assets, net of associated DTLs;

•	DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, net of any valuation allowances and DTLs;

•	significant common stock investments in unconsolidated financial institutions, net of associated DTLs; and

•	Noncumulative perpetual preferred stock, Tier 1 minority interest not included in CET1, subject to limits, and current Tier 1 capital instruments issued to the U.S. Treasury, including shares issued pursuant to the TARP or SBLF programs, will qualify as additional Tier 1 capital (all other qualifying preferred stock, subordinated debt and qualifying minority interests will be included in Tier 2 capital).

In addition to the minimum risk-based capital requirements, a new “capital conservation buffer” of CET1 capital of at least 2.5% of total risk-weighted assets, will be required. The capital conservation buffer will be calculated as the lowest of:

•	the banking organization’s CET1 capital ratio minus 4.5%;

•	the banking organization’s Tier 1 risk-based capital ratio minus 6.0%; and

•	the banking organization’s total risk-based capital ratio minus 8.0%.

The capital conservation buffers and the related restrictions on permissible dividends, stock repurchases and discretionary bonuses were applicable for the first time in 2016. The capital conservation buffer of 0.625% or less became effective in 2016. In 2017, the capital conservation trigger is 1.25% or less.

Full compliance with the capital conservation buffer is required by January 1, 2019. When fully-phased in by 2019, permissible dividends, stock repurchases and discretionary bonuses will be limited to the following percentages based on the capital conservation buffer as calculated above, subject to any further regulatory limitations, including those based on risk assessments and enforcement actions:

Buffer%	% Limit
More than 2.50%	None
> 1.875% - 2.50%	60.00%
> 1.250% - 1.875%	40.00%
> 0.625% - 1.250%	20.00%
< 0.625%	-0-

The various capital elements and total capital under the Basel III Capital Rules, at December 31, 2017, and when fully phased by January 1, 2019 are:

	December 31, 2017	Fully Phased In January 1, 2019
Minimum CET1	4.50%	4.50%
Capital Conservation Buffer	1.25%	2.50%
Total CET1	5.75%	7.00%
Deductions from CET1	80.00%	100.00%
Minimum Tier 1 Capital	6.00%	6.00%
Minimum Tier 1 Capital plus conservation buffer[1]	7.88%	8.50%
Minimum Total Capital	8.00%	8.00%
Minimum Total Capital plus conservation buffer[1]	9.88%	10.50%

[1]	For 2018.

Changes in Risk-Weightings

The Basel III Capital Rules significantly change the risk-weightings used to determine risk-weighted capital adequacy. Among various other changes, the Basel III Capital Rules apply a 250% risk-weighting to MSRs, DTAs that cannot be realized through net operating loss carry-backs and significant (greater than 10%) investments in other financial institutions. The proposal also would change the risk-weighting for residential mortgages, including mortgages sold. A new 150% risk-weighted category applies to “high volatility CRE loans,” which are credit facilities for the acquisition, construction or development of real property other than one-to-four family residential properties or commercial real projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate’s “as completed” value before the loan was made.

The Basel III Capital Rules also change some of the risk-weightings used to determine risk-weighted capital adequacy. Among other things, the Basel III Capital Rules:

•	assign a 250% risk-weight to MSRs;

•	assign up to a 1,250% risk-weight to structured securities, including private label mortgage securities and asset backed securities;

•	retain existing risk-weights for residential mortgages, but assign a 100% risk-weight to most CRE loans and a 150% risk-weight for “high volatility” CRE loans;

•	assign a 150% risk-weight to past due exposures (other than sovereign exposures and residential mortgages);

•	assign a 250% risk-weight to DTAs, to the extent not deducted from capital (subject to certain maximums);

•	retain the existing 100% risk-weight for corporate and retail loans; and

•	increase the risk-weight for exposures to qualifying securities firms from 20% to 100%.

Illustrative Changes to Prompt Corrective Action Rules

Under the Basel III Capital Rules, the prompt corrective action rules and categories changed as of January 1, 2015. The following illustrates the range of the changes from well capitalized, to undercapitalized, to critically undercapitalized categories. The adequately capitalized and significantly undercapitalized categories also were retained with appropriate changes, but are not included in the following illustration.

	Minimums
	Pre-2015	Basel III
Well capitalized
CET1	—	6.5%
Tier 1 risk-based capital	6.0%	8.0%
Total risk-based capital	10.0%	10.0%
Tier 1 leverage ratio	5.0%	5.0%
Undercapitalized
CET1	—	< 4.5%
Tier 1 risk-based capital	< 4.0%	≤ 6.0%
Total risk-based capital	< 8.0%	< 8.0%
Tier 1 leverage ratio	< 5.0%	< 4.0%
Critically undercapitalized	Tangible equity to total assets ≤ 2.0%	Tier 1 capital plus non-Tier 1 perpetual preferred stock to total assets ≤ 2.0%

Section 201 of the 2018 Growth Act, provides that banks and bank holding companies with consolidated assets of less than $10 billion that meet a “community bank leverage ratio,” established by the federal bank regulators between 8% and 10%, are deemed to satisfy applicable risk-based capital requirements necessary to be considered “well capitalized.” The federal banking agencies have the discretion to determine that an institution does not qualify for such treatment due to its risk profile. An institution’s risk profile may be assessed by its off-balance sheet exposure, trading of assets and liabilities, notional derivatives’ exposure, and other methods.

FDICIA

FDICIA directs that each federal bank regulatory agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth composition, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares, safety and soundness, and such other standards as the federal bank regulators deem appropriate.

Enforcement Policies and Actions

The Federal Reserve and the OCC monitor compliance with laws and regulations. The CFPB monitors compliance with laws and regulations applicable to consumer financial products and services. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines, penalties and/or restitution, cease and desist orders, or taking other formal or informal enforcement actions. Under certain circumstances, these agencies may enforce similar remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company, including fines, penalties and the recovery, or claw-back, of compensation.

Fiscal and Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, our earnings and growth, and that of the Bank, as well as the values of, and earnings on, our assets and the costs of our deposits and other liabilities are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the U.S. and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in U.S. government securities, the setting of the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

The Federal Reserve has been paying interest on depository institutions’ required and excess reserve balances since October 6, 2008. The payment of interest on excess reserve balances was expected to give the Federal Reserve greater scope to use its lending programs to address conditions in credit markets while also maintaining the Federal Funds rate close to the target rate established by the Federal Open Market Committee, or FOMC. The Federal Reserve has indicated that it may use this authority to implement a mandatory policy to reduce excess liquidity, in the event of, or threat of, inflation.

On April 30, 2010, the Federal Reserve Board amended Regulation D (Reserve Requirements of Depository Institutions) authorizing the Reserve Banks to offer term deposits to certain institutions. Term deposits, which are deposits with specified maturity dates, will be offered through a Term Deposit Facility. Term deposits will be one of several tools that the Federal Reserve could employ to drain reserves when policymakers judge that it is appropriate to begin moving to a less accommodative stance of monetary policy.

In 2011, the Federal Reserve repealed its historical Regulation Q to permit banks to pay interest on demand deposits. The Federal Reserve also engaged in several rounds of quantitative easing, or QE, to reduce interest rates by buying bonds, and “Operation Twist” to reduce long term interest rates by buying long term bonds, while selling intermediate term securities. Beginning in December 2013, the Federal Reserve began to taper the level of bonds purchased in December 2013, but continued to reinvest the principal of its securities as these mature.

The Federal Reserve Normalization Policy adopted September 2014, includes gradually raising the Federal Reserve’s target range for the Federal Funds rate to more normal levels and gradually reducing the Federal Reserve’s holdings of U.S. government and agency securities. The Federal Reserve’s target Federal Funds rate has increased seven times since December 2015 in 25 basis point increments from 0.25% to 2.00% on June 13, 2018. Although the Federal Reserve considers the target Federal Funds rate its primary means of monetary policy normalization, in September 2017, it began reducing its securities holding by not reinvesting the principal of maturing securities, subject to certain monthly caps on amounts not reinvested.

The nature and timing of any changes in monetary policies and their effect on us and the Bank cannot be predicted. The turnover of a majority of the Federal Reserve Board and the members of its FOMC and the appointment of a new Federal Reserve Chairman may result in changes in policy and the timing and amount of monetary policy normalization.

FDIC Insurance Assessments

The Bank’s deposits are insured by the FDIC’s Deposit Insurance Fund, or DIF, and the Bank is subject to FDIC assessments for its deposit insurance, as well as assessments by the FDIC to pay interest on Financing Corporation, or FICO, bonds.

Effective April 1, 2011, the FDIC began calculating assessments based on an institution’s average consolidated total assets less its average tangible equity, or FDIC Assessment Base, in accordance with changes mandated by the Dodd-Frank Act. The FDIC’s changes shifted part of the burden of deposit insurance premiums toward depository institutions relying on funding sources other than customer deposits.

Effective July 1, 2016, the FDIC again changed its deposit insurance pricing and eliminated all risk categories and now uses a “financial ratios method” based on CAMELS composite ratings to determine assessment rates for small established institutions with less than $10 billion in assets, or Small Banks. The financial ratios method sets a maximum assessment for CAMELS 1 and 2 rated banks, and sets minimum assessments for lower rated institutions. All basis points are annual amounts.

The following table shows the FDIC assessment schedule for 2017 applicable to Small Banks, such as the Bank.

Established Small Institution CAMELS Composite
	1 or 2	3	4 or 5
Initial Base Assessment Rule	3 to 16 basis points	6 to 30 basis points	16 to 30 basis points
Unsecured Debt Adjustment	-5 to 0 basis points	-5 to 0 basis points	-5 to 0 basis points
Total Base Assessment Rate	1.5 to 16 basis points	3 to 30 basis points	11 to 30 basis points

The FDIC’s “reserve ratio” of the DIF to total industry deposits reached its 1.15% target effective June 30, 2016. On March 15, 2016 the FDIC implemented Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more, or Large Banks. The new rules grant credits to smaller banks for the portion of their regular assessments that contribute to increasing the reserve ratio from 1.15% to 1.35%.

Prior to when the new assessment system became effective, the Bank’s overall rate for assessment calculations was 9 basis points or less, which was within the range of assessment rates for the lowest “risk category” under the former FDIC assessment rules. In 2017, 2016 and 2015, we recorded a FDIC insurance premium expense of $5.2 million, $5.1 million and $4.9 million, respectively.

In addition, all FDIC-insured institutions are required to pay a pro rata portion of the interest due on FICO bonds, which mature during 2017 through 2019. FICO assessments are set by the FDIC quarterly on each institution’s FDIC Assessment Base. The FICO assessment was 0.600 basis points in three quarters of 2015 and 0.580 basis points in one quarter of 2015, except for the third quarter of 2015, when the FICO assessment declined 140 basis points. The FICO assessment rate was 0.580 basis points in the first quarter of 2016, and 0.560 basis points for the remainder of that year. The FICO Assessment rate was 0.560 basis points in the first quarter of 2017, and 0.540 basis points through December 31, 2017. FICO assessments of less than $500 thousand were paid to the FDIC in 2015, 2016 and 2017, respectively. FICO assessments have been set at 0.460 basis points in the first quarter of 2018 and 0.440 basis points in the second quarter of 2018. The FICO assessments should continue to decline through 2019 when the last FICO bonds mature and such assessments end.

Lending Practices

The federal bank regulators released guidance in 2006 on “Concentrations in Commercial Real Estate Lending.” The guidance defines CRE loans as exposures secured by raw land, land development and construction

(including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of this property. Loans to REITs and unsecured loans to developers that closely correlate to the inherent risks in CRE markets would also be considered CRE loans under the guidance. Loans on owner occupied CRE are generally excluded.

The guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. This could include enhanced strategic planning, CRE underwriting policies, risk management, internal controls, portfolio stress testing and risk exposure limits as well as appropriately designed compensation and incentive programs. Higher allowances for loan losses and capital levels may also be required. The guidance is triggered when either:

•	Total reported loans for construction, land development, and other land of 100% or more of a bank’s total capital; or

•	Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land are 300% or more of a bank’s total risk-based capital.

This guidance was supplemented by the Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending (December 18, 2015). The guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type.

The Bank monitors its concentration of CRE loans and its relationship to its Total Risk-based Capital. The following table depicts the exposure for the three months ending March 31, 2018 and 2017 and for the last three years ending December 31 2017, 2016 and 2015:

	As of March 31,		As of December 31,
	2018	2017	2017	2016	2015
	(In thousands except percentages)
Commercial Real Estate (CRE)
Non-owner occupied	$1,699,494	$1,528,870	$1,745,839	$1,445,243	$1,105,884
Multi-family residential	756,934	703,763	795,912	669,659	457,934
Land development and construction loans	414,028	473,288	421,285	429,085	332,493

Total CRE	$2,870,456	$2,705,921	$2,963,036	$2,543,987	$1,896,311

% of Risk-based Capital	333.47%	317.39%	334.48%	299.99%	231.90%
% of Total Loan Portfolio	48.24%	46.03%	48.84%	44.13%	33.72%

Land development and construction loans	$414,028	$473,288	$421,285	$429,085	$332,493

% of Risk-based Capital	48.10%	55.51%	47.56%	50.60%	40.66%
% of Total Loan Portfolio	6.96%	8.05%	6.94%	7.44%	5.91%

Total Risk-based Capital	$860,779	$852,541	$885,855	$848,029	$817,728
Total Loan Portfolio	$5,950,450	$5,878,218	$6,066,225	$5,764,761	$5,623,222

We have always had significant exposures to loans secured by CRE due to the nature of our markets and the loan needs of both our retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to manage our concentrations as required under the guidance.

The federal bank regulators continue to look at the risks of various assets and asset categories and risk management. In December 2015, the Federal Reserve and other bank regulators issued an interagency statement to highlight prudent risk management practices, within existing guidance, that regulated financial institutions should implement along with maintaining capital levels commensurate with the level and nature of their CRE concentration risk.

In 2013, the Federal Reserve and other banking regulators issued their “Interagency Guidance on Leveraged Lending” highlighting standards for originating leveraged transactions and managing leveraged portfolios, as well as requiring banks to identify their highly leveraged transactions, or HLTs. The Bank adjusted its lending practices to conform to the standards. As of March 31, 2018, HLTs represented $148.3 million, or 2.49% of total loans, compared to $141.3 million, or 2.33% of total loans, as of December 31, 2017 and $174.7 million, or 3.03% of total loans, as of December 31, 2016. The Government Accountability Office issued a statement on October 23, 2017 that this guidance constituted a “rule” for purposes of the Congressional Review Act, which provides Congress with the right to review the guidance and issue a joint resolution for signature by the President disapproving it. Such a disapproval would mean that the guidance has no further force and effect and is treated as if it never had any force or effect and (2) it cannot be reissued in substantially the same form, unless authorized by a later-enacted law.

Other Dodd-Frank Act Provisions

In addition to the capital, liquidity and FDIC deposit insurance changes discussed above, some of the provisions of the Dodd-Frank Act that we believe may affect us are set forth below.

Financial Stability Oversight Council

The Dodd-Frank Act created the Financial Stability Oversight Council, or FSOC, which is chaired by the Secretary of the Treasury and composed of representatives from various financial services regulators. The FSOC has responsibility for identifying risks and responding to emerging threats to financial stability.

Executive Compensation

The Dodd-Frank Act provides shareholders of all public companies with a say on executive pay. Under the Dodd-Frank Act, each company must give its shareholders the opportunity to vote on the compensation of its executives, on a non-binding advisory basis, at least once every three years. The Dodd-Frank Act also adds disclosure and voting requirements for golden parachute compensation that is payable to named executive officers in connection with sale transactions.

The SEC is required under the Dodd-Frank Act to issue rules obligating companies to disclose in proxy materials for annual shareholders meetings, information that shows the relationship between executive compensation actually paid to their named executive officers and their financial performance, taking into account any change in the value of the shares of a company’s stock and dividends or distributions. The Dodd-Frank Act also provides that a company’s compensation committee may only select a consultant, legal counsel or other advisor on matters of compensation after taking into consideration factors to be identified by the SEC that affect the independence of a compensation consultant, legal counsel or other advisor.

Section 954 of the Dodd-Frank Act added section 10D to the Exchange Act. Section 10D directs the SEC to adopt rules prohibiting a national securities exchange or association from listing a company unless it develops, implements, and discloses a policy regarding the recovery or “claw-back” of executive compensation in certain circumstances. The policy must require that, in the event an accounting restatement due to material noncompliance with a financial reporting requirement under the federal securities laws, we will recover from any current or former executive officer any incentive-based compensation (including stock options) received during the three year period preceding the date of the restatement, which is in excess of what would have been paid based on the restated financial statements. There is no requirement of wrongdoing by the executive, and the claw-back is mandatory and applies to all executive officers. Section 954 augments section 304 of the Sarbanes-Oxley Act, which requires the Chief Executive Officer and Chief Financial Officer to return any bonus or other incentive or equity-based compensation received during the 12 months following the date of similarly inaccurate financial statements, as well as any profit received from the sale of employer securities during the period, if the restatement was due to misconduct. Unlike section 304, under which only the SEC may seek recoupment, the Dodd-Frank Act requires us to seek the return of compensation.

The SEC adopted rules in September 2013 to implement pay ratios pursuant to Section 953 of the Dodd-Frank Act, beginning with fiscal year 2017 annual reports and proxy statements. The SEC proposed Rule 10D-1 under Section 954 on July 1, 2015 which would direct the Nasdaq Stock Market and the other national securities exchanges to adopt listing standards requiring companies to adopt policies requiring executive officers to pay back erroneously awarded incentive-based compensation. In February 2017, the acting SEC Chairman indicated interest in reconsidering the pay ratio rule.

The Dodd-Frank Act, Section 955, requires the SEC, by rule, to require that each company disclose in the proxy materials for its annual meetings whether an employee or board member is permitted to purchase financial instruments designed to hedge or offset decreases in the market value of equity securities granted as compensation or otherwise held by the employee or board member. The SEC proposed implementing rules in February 2015, though the rules have not been implemented to date.

Section 956 of the Dodd-Frank Act prohibits incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions, are deemed to be excessive, or that may lead to material losses. On June 21, 2010, the federal bank regulators adopted guidance on Sound Incentive Compensation Policies, which, although targeted to larger, more complex organizations than us, include principles that have been applied to smaller organizations similar to us. This guidance applies to incentive compensation to executives as well as employees, who, “individually or a part of a group, have the ability to expose a banking organization to material amounts of risk.” Incentive compensation should:

•	provide employees incentives that appropriately balance risk and reward;

•	be compatible with effective controls and risk-management; and

•	be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

The federal bank regulators, the SEC and other regulators proposed regulations implementing Section 956 in April 2011, which would have been applicable to, among others, depository institutions and their holding companies with $1 billion or more in assets. An advance notice of a revised proposed joint rulemaking under Section 956 was published by the financial services regulators in May 2016, but these rules have not been adopted.

As an emerging growth company, we are eligible to take advantage of exemptions to some of the requirements detailed above that are imposed upon us a public company, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirement to provide information on the relationship between executive compensation actually paid to our named executive officers and our financial performance, exemptions from the requirement to disclose the ratio of our Chief Executive Officer pay to the pay of our median employee, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Other

The Dodd-Frank Act requires an estimated 240-300 rulemakings and an estimated 130 studies. Many of these rules and studies have been completed. Generally, the Dodd-Frank Act and the related rules are complex, have increased our compliance costs, as well as costs imposed on the markets and on others with whom we do business. Many of the rules still lack authoritative interpretative guidance from the applicable government agencies.

Credit Ratings

The Dodd-Frank Act includes a number of provisions that are targeted at improving the reliability of credit ratings. The federal bank regulators and the SEC have adopted rules to implement the Securities Act’s requirement to delete references to rating agency ratings for various purposes, including “investment securities,” which are permissible bank investments.

Derivatives

The Dodd-Frank Act requires a new regulatory system for the U.S. market for swaps and other over-the counter derivatives, which includes strict capital and margin requirements, central clearing of standardized over-the-counter derivatives, and heightened supervision of over-the-counter derivatives dealers and major market participants. These rules likely have increased the costs and collateral required to utilize derivatives, that we may determine are useful to reduce our interest rate and other risks.

Other Legislative and Regulatory Changes

Various legislative and regulatory proposals, including substantial changes in banking, and the regulation of banks, thrifts and other financial institutions, compensation, and the regulation of financial markets and their participants and financial instruments, and the regulators of all of these, as well as the taxation of these entities, are being considered by the executive branch of the federal government, Congress and various state governments.

The President of the U.S. and the majority party in both houses of Congress appear committed to financial regulatory reform, including changes to the Dodd-Frank Act. The President has frozen new rulemaking generally, and on February 3, 2017 issued an executive order containing “Core Principles for Regulating the United States Financial System,” or the Core Principals. The executive order directs the Secretary of the Treasury to consult with heads of Financial Stability Oversight Council’s members and report to the President within 120 days and periodically thereafter on how laws and government policies promote the Core Principles and to identify laws, regulations, guidance and reporting that restrain financial services regulation in a manner consistent with the Core Principles. Another executive order requires the repeal of two existing rules for any new significant regulatory proposal. Although this executive order does not apply to the SEC, the federal bank regulators or the CFPB, these independent agencies are encouraged to seek cost savings that would offset the costs of new significant regulatory actions.

Congress is also considering re-examining regulations adopted by the prior administration since June 13, 2016 under the Congressional Review Act. More sweeping changes to the Dodd-Frank Act are expected to be introduced by the Chairman of the House Financial Services Committee similar to the Financial CHOICE Act legislation introduced in 2016. These may include proposals to reduce regulation on banks and their holding companies that are well capitalized, well managed, and less risky, and eliminate or reduce regulation based on asset size alone.

Certain of these proposals, if adopted, could significantly change the regulation or operations of banks and the financial services industry. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions.

The 2018 Growth Act, which, as noted above, was enacted on May 24, 2018, amends the Dodd-Frank Act, the BHC Act, the Federal Deposit Insurance Act and other federal banking and securities laws to provide regulatory relief in these areas:

•	Consumer credit and mortgage lending;

•	Capital requirements;

•	Volcker Rule compliance;

•	Stress testing and enhanced prudential standards; and

•	Capital formation.

We are evaluating the 2018 Growth Act and its likely effects on us. We believe it will facilitate our business, subject to its interpretation and implementation by our regulators. The following provisions of the 2018 Growth Act may be especially helpful to banks of our size:

•	“Qualifying community banks,” defined as institutions with total consolidated assets of less than $10 billion, which meet a “community bank leverage ratio” of 8.00% to 10.00%, may be deemed to have satisfied applicable risk based capital requirements as well as the capital ratio requirements;

•	Section 13(h) of the BHC Act, or the “Volcker Rule,” is amended to exempt from the Volcker Rule, banks with total consolidated assets valued at less than $10 billion, and trading assets and liabilities comprising not more than 5.00% of total assets;

•	“Reciprocal deposits” will not be considered “brokered deposits” for FDIC purposes, provided such deposits do not exceed the lesser of $5 billion or 20% of the bank’s total liabilities; and

•	The consolidated asset threshold at which company-run stress tests are required increased from $10 billion to $250 billion, and the consolidated asset threshold for mandatory risk committees increased from $10 billion to $50 billion.

The Volcker Rule change may enable us to invest in certain collateralized loan obligations that are treated as “covered funds” prohibited to banking entities by the Volcker Rule. Reciprocal deposits, such as CDARs, may expand our funding sources without being subjected to FDIC limitations and potential insurance assessments increases for brokered deposits.

BUSINESS

Our Company

We are a bank holding company headquartered in Coral Gables, Florida, with $8.4 billion in assets, $6.3 billion in deposits, $712.3 million in common equity and $1.7 billion assets under management or custody as of March 31, 2018. We provide individuals and businesses a comprehensive array of deposit, credit, investment, wealth management and fiduciary services, both in the United States and to select international customers. These services are offered primarily through the Bank.

The Bank was founded in 1979 and is the fifth largest bank headquartered in Florida. The Bank’s primary markets are South Florida, where it operates 15 banking centers in Miami-Dade, Broward and Palm Beach counties; the greater Houston, Texas area where it has seven banking centers in Harris and Montgomery counties; and New York City where it has a loan production office in Midtown Manhattan. We are constructing an additional banking center in Katy, Texas. Our limited representative offices in Brazil and Colombia are being closed. Our previous representative office in Mexico was closed in 2017.

The Bank provides a variety of banking services through traditional channels, such as banking centers and ATMs, as well as via secure website, mobile devices and telephone. Investment, fiduciary and wealth management services are provided by the Trust Company and Investment Services.

Our Achievements and Highlights

Our highlights and operational achievements include the following:

•	Strong Reputation and Client Relationships. During our more than 30 years of operating the Bank, we have maintained an excellent long-term relationship with our customers and communities. We have developed deep ties to the South Florida communities that we serve and are quickly developing a reputation as a preferred financial services provider in the greater Houston, Texas communities that we serve. Similarly, in the greater New York City area, we are well regarded as a CRE lender with the ability to underwrite and execute sophisticated CRE loans in the highly competitive greater New York City market.

•	Diversified Markets. Unlike most banks that are headquartered in Florida, our markets are diversified across South Florida, the greater Houston, Texas area and the greater New York City area (especially the five New York City boroughs). Our markets are large urban areas with vibrant businesses and distinct economic centers. We believe that their diverse economies will help us mitigate the risks associated with economic downturns. We recently began lending in the Dallas and Austin, Texas markets, and are considering one or more LPOs to serve these areas.

•	Affinity for doing business with Latin American clients. Through our suite of bilingual electronic banking channels and our historical relationship with MSF, we have been able to provide our international customers with a wide variety of services. Also, our presence in the South Florida and greater Houston markets has positioned us to serve an established and expanding Latin American community. In particular, our banking centers in Doral, Weston, Cypress Creek and Coral Gables, Florida, and Katy, Texas, can draw from a growing number of Venezuelans and other local Latin Americans. Our officers and employees, many of whom are bilingual, are especially skilled at guiding and serving these clients as they, buy homes and establish businesses in our communities.

•

Outstanding Employee Relations. The well-being, motivation, recognition and development of our employees are some of our long standing hallmarks. On average, our employees have worked for us for more than eight years and our executive officers have worked with us for more than 22 years. We strive to maintain superior employee relationships, and monitor our success by conducting annual evaluations with all employees to address areas where we can improve. Additionally, we frequently benchmark employee pay to compensate our employees fairly in light of the market, and therefore promote talent retention. As an independent public company, we plan to provide equity incentives to retain and attract talented personnel, reward our employees’ performance, and align their interests with our shareholders.

•	Disciplined Culture. Our in-depth knowledge of our markets, credit approval processes and disciplined balance sheet growth strategies have allowed us to maintain our culture of soundness and compliance. We believe that the sophistication of our risk management practices is unique for a bank of our size. We strive to maintain our reputation above the interests of any particular officer or employee. As such, we believe that a commitment to strength and soundness, adherence to all applicable laws, and our code of ethics is the best way to ensure our continued strong reputation and success. We maintain a long-term focus on our financial performance by continually managing risk in our balance sheet with the goal of producing consistent results.

•	Investment in Technology. We also maintain a long-term focus on our franchise and have made significant investments in our information technology infrastructure, personnel and our digital banking products and services. We believe that these investments have enabled us to more effectively compete with larger institutions while retaining our ability to offer customized, relationship-based services to our customers, and to more easily accommodate future growth and expansion.

Our Growth Strategy

We believe that the spin-off will speed our execution of a number of growth strategies. Our focus will be profitable growth and maximizing shareholder returns. As part of our transition to being a standalone company, we are currently engaged in a comprehensive strategic planning process with outside consultants to improve our business and performance. This process is not complete, and may change. Key strategic initiatives that we currently expect to implement are:

•	Drive New Business Through Enhanced Customer Experience. We are actively working to enhance our customer service and overall customer experience. Our efforts include a new branch design and service model. Our next generation banking centers will increase staff interaction with customers with less focus on routine transactional activities. Our staff will be empowered to focus on identifying and addressing customers’ needs and problems. These additional interactions will enable us to promote the customers’ knowledge of and utilization of digital banking services, our broad product range and expand the service we provide to each household. Finally, we are completing the implementation of a new customer relationship management, or CRM, system that will allow us to proactively and efficiently identify customer needs, expand our services per household, and improve service quality and timeliness while reducing delivery costs.

•	Further Diversify Our Deposit Base. While we expect to continue to serve our valued foreign depositors, including our low-cost Venezuela deposits, we seek to continue to grow our domestic deposit base. We believe that our branch network’s customer-service-oriented approach, and our attractive product offerings and pricing will help us capture deposit market share in our highly competitive markets. We may also seek to open additional banking centers in Florida and Texas and expand our online deposit gathering, to include nationwide deposit taking. The online channel is expected to allow us to more quickly raise or lower deposit balances in an opportunistic fashion without having to consider fixed branch investments.

In order to grow our core deposit balances, and contain our overall deposit costs, we plan to continue to develop new products and product suites that will address our customers’ varying needs, expand our cross selling success and increase customer loyalty.

•

Further Diversify Our Wealth Management Offerings. The Bank offers brokerage, investment advisory and trust services through its wholly owned subsidiaries. Presently, our wealth management customer base is comprised almost entirely of wealthy foreign persons. We plan to use our qualified investment and trust staff, and extensive asset management infrastructure already in place, to seek additional domestic wealth management customers, including among our existing bank customers, increase fee revenues, and increase the member of services we offer per household and customer loyalty.

•	Leverage Our Lending Strengths to Expand Other Lines of Business. We believe that we possess a competitive strength in CRE lending in our three primary markets. We are also very knowledgeable in serving the needs of commercial customers in our Florida and Texas markets. We seek to further leverage our expertise in lending transactions by cross-selling our borrower’s deposit, treasury management and other deposit and fee generating services.

•	Seeking Continued Improvements in Operational Efficiency. As a MSF subsidiary, we offered certain products and services which we may not have offered as a standalone financial institution. Following the spin-off, we will evaluate the products and services we offer. As a result of this evaluation, certain of our products and services may be discontinued or modified due to risks or complexity, or insufficient volumes or profitability. We will also continue seeking operational efficiencies and other measures to improve our operating margins. We intend to improve operational efficiency by simplifying our business and enhancing our electronic banking services and customers’ utilization of more of our services. We seek further automation of our manual customer service and back office processes.

Our Segments

We report our results of operations through four segments: Personal and Commercial (“PAC”), Corporate LATAM, Treasury and Institutional.

The PAC segment represents the largest contributor to our results in terms of loan and deposit volumes and income, representing, among others, the following businesses: commercial real estate (“CRE”), middle market, commercial (both domestic and international), small business and personal, family and household clients (both domestic and international). This segment is supported by the Bank’s 15 banking centers in Florida, seven in Texas and the loan production office in New York City, and a wide array of products and services offered by the Bank. In addition, PAC, in conjunction with our Treasury segment, participates in the sourcing and management of syndicated and purchased accounts receivable loans.

Corporate LATAM serves Tier 1 financial institutions and a select number of companies in the target countries of Brazil, Chile, Peru, Colombia and Mexico. Corporate LATAM customers generally have over $1.0 billion in annual sales and operate in several large industries.

Treasury manages certain elements of the Bank’s balance sheet, including liquidity, duration, economic values and general asset/liability management, or ALM. Therefore, it derives a significant portion of its results from its securities portfolio management activities. These activities seek to maintain an adequate combination of profitability, liquidity, interest risk and credit risk of the Bank’s investment portfolio to achieve its overall strategic goals, including capital preservation. Through the timing of its purchases and sales to achieve these objectives, Treasury historically has also provided a source of revenue to us in a volatile and constantly changing economic environment. In addition, Treasury, together with PAC, participates in sourcing and managing syndicated and accounts receivable loans and the offering of derivative instruments to our borrowers seeking to hedge potential changes in their loan interest rates.

The activities of our Institutional segment relate to institutional or corporate overhead activities, including those of the Trust Company and Investment Services.

Our Markets

Our primary market areas are South Florida, the greater Houston, Texas and the greater New York City area, especially the five New York City boroughs. We serve the South Florida and greater Houston, Texas communities from our headquarters in Coral Gables, Florida, and through a network of 15 banking locations in South Florida and seven banking locations in the greater Houston, Texas area. We also maintain a loan production office in New York City that focuses on originating CRE loans. As part of our strategic plan, in addition to expansion in our domestic market areas, we may further diversify our markets through entry into other large metropolitan markets, especially in other major cities in Texas. Expansion may include loan production offices and banking centers.

South Florida

As of March 31, 2018, the Bank had 15 banking centers. The total domestic deposits in these offices were $1.56 billion, $1.49 billion, $1.38 billion and $1.22 billion as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively. The Bank’s Florida domestic deposits have grown 111.03% since December 31, 2012. The Bank’s South Florida banking centers had total domestic loans outstanding of $3.62 billion, $3.63 billion, $ 3.54 billion and $3.24 billion as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively.

South Florida’s strong economy makes it an attractive market to grow our core deposit base and make quality loans. According to 2016 census data, the median household income was $44,224, $52,954 and $55,277 in Miami-Dade, Broward, and Palm Beach counties, respectively, compared to a state-wide household income of $48,900 and a national median household income of $55,322. We believe that our experienced, customer-oriented employees and offices in the South Florida market makes us well suited to serve the needs of this market. According to U.S. Census Bureau data, the population of Florida was 20.98 million in 2016, up 9.6% since 2010. Among these Florida residents is a large population of Latin Americans. Our Latin American roots enable us to serve the banking needs of these communities, and grow.

The unemployment rate in South Florida’s tri-county area was 4.2% in March 2018 according to data provided by the U.S. Department of Labor.

Greater Houston, Texas

As of March 31, 2018, the Bank had seven banking centers with total domestic deposits of $540.5 million, $466.8 million, $314.5 million and $205.1 million as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively. Over the past five years, the Bank’s total domestic deposits and its deposit market share in the Houston area has more than doubled. The Bank’s greater Houston, Texas banking centers had total domestic loans outstanding of $856.5 million, $867.2 million, $634.8 million and $403.3 million as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively.

The $1.6 trillion Texas economy is the second biggest in the United States, behind only California. The metropolitan statistical area, or MSA, for Houston-The Woodlands-Sugar Land, Texas, is comprised of nine counties and represents the fifth most populous metropolitan area in the United States, according to the U.S. Census Bureau’s 2016 population estimates.

As of July 1, 2016, the U.S. Census Bureau estimates that the population of Texas was 27.9 million people, representing a 10.8% increase since 2010. The population of the Houston MSA is 24.0% of Texas’ total population, with 6.8 million people. Since 2010, this market’s population increased 14.4%.

The Houston MSA’s strong economic environment makes it an attractive market to grow our core deposit base and make quality loans. In 2016, median household income in the Houston MSA was $60,902 compared to $54,727 and $55,322 in Texas and the United States, respectively, according to data provided by the U.S. Census Bureau. The Houston MSA had the sixth highest GDP among all the metropolitan areas monitored by the U.S. Bureau of Economic Analysis in 2016. The unemployment rate in Texas and the Houston MSA was 4.0% and 4.6%, respectively, in March 2018.

Real estate in the Houston MSA has recovered strongly from the floods in 2017. According to data provided by the Houston Association of Realtors, the median sale price for single-family homes in the Houston MSA reached $233,500 in March 2018, a 2.4% increase from the previous year. Median home values were approximately 10% higher than those found in Texas. Single-family home sales declined by 2.5% year-over-year in March 2018 and total dollar volume of home sales is up 0.7%. The 2016 median real estate tax paid on mortgaged properties in the Houston MSA was $3,708.

New York City

The New York City CRE market is one of the largest and most sophisticated in the world. We serve this market through our loan production office in Manhattan, which is staffed with six full-time loan originators and portfolio managers, plus one credit analyst. All of our professionals in New York City are senior bankers, with an average tenure with the Bank of seven years, and with an average of 17 years of industry experience. We serve the financing needs of our clients in the greater New York City area through our CRE lending platform, which focuses on originating construction loans and permanent loans and repositioning loans on multi-family, retail, office, industrial and select hospitality properties. As of March 31, 2018, December 31, 2017, 2016 and 2015, the Bank had outstanding loans to greater New York City area customers of $762.3 million, $780.5 million, $688.6 million and $558.5 million, respectively.

Venezuela and Latin America

Partially as a result of our affiliation with MSF, we have historically maintained a significant deposit base from customers who reside in Venezuela and other Latin American countries. In addition, through our PAC segment, we offer a variety of loans to customers located outside of the United States. As of March 31, 2018, December 31, 2017, 2016 and 2015, the Bank had deposits from international customers of $3.3 billion, $3.5 billion, $4.1 billion and $4.5 billion, respectively. At such dates, our loans to international customers were $0.7 billion, $0.8 billion, $0.9 billion and $1.4 billion, respectively. Loans to Venezuelan persons secured by U.S. residential properties were $143.3 million, $145.1 million, $147.0 million and $138.4 million as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively. Loans to Venezuelans not secured by U.S. real property, principally automobile loans and outstanding credit card balances, net of deposit balances held at the Bank, were $35.1 million, $37.6 million, $37.1 million and $47.5 million as of March 31, 2018, December 31, 2017, 2016 and 2015, respectively. Outstanding loans to non-Venezuela international financial institutions, international corporate borrowers and international retail borrowers were $508.4 million, $572.6 million, $663.8 million and $1,174.3 million, respectively, at March 31, 2018, December 31, 2017, 2016 and 2015. Since December 31, 2015, average balances for loans to international financial institutions and international corporate borrowers declined by 29.88% and 48.28%.

Credit Policies and Procedures

General. We adhere to what we believe are disciplined underwriting standards. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting for all loans and a conservative credit culture. We also seek to maintain a broadly diversified loan portfolio across geographies, customers, products and industries. Our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders and communities.

Credit Concentrations. In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentration limits with respect to industry and loan product type to ensure portfolio diversification, which are reviewed at least annually. The CRE concentration limits include sub-limits by type of property and geographic market, which are reviewed semi-annually. Country limits for loans to foreign borrowers are also assessed semi-annually. In general, all concentration levels are monitored on a monthly basis.

Loan Approval Process. We seek to achieve an appropriate balance between prudent and disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. As of March 31, 2018, the Bank had a legal lending limit of approximately $128.7 million for unsecured loans, and its “in-house” single obligor lending limit was $35.0 million for CRE loans, representing 27.20% of our legal lending limit and $30.0 million for all other loans, representing 23.31% of our legal lending limit as of such date. Our credit approval policies provide the highest lending authority to our credit committee, as well as various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. These limits are reviewed periodically by the Bank’s board of directors. We believe that our credit approval process provides for thorough underwriting and sound and efficient decision making.

Credit Risk Management. We use what we believe is a comprehensive methodology to monitor credit quality and prudently manage credit concentration within our loan portfolio. Our underwriting policies and practices govern the risk profile and credit and geographic concentration of our loan portfolio. We also have what we believe to be a comprehensive methodology to monitor these credit quality standards, including a risk classification system that identifies potential problem loans based on risk characteristics by loan type as well as the early identification of deterioration at the individual loan level.

Credit risk management involves a collective effort among our loan officers and credit underwriting, credit administration, credit risk and collections personnel. We conduct weekly credit committee meetings to approve loans and review any other credit related matter. Once a month, the asset quality and delinquencies are also reviewed by the committee and reports are elevated to senior management and the board of directors. Our evaluation and compensation program for our loan officers includes significant asset quality goals, such as the percentage of past due loans and charge-offs to total loans in the officer’s portfolio, that we believe motivate the loan officers to focus on the origination and maintenance of high quality credits consistent with our strategic focus on asset quality.

It is our policy to discuss each loan that has one or more past due payments at our monthly meetings. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Loan officers, credit administration personnel and senior management proactively support collection activities.

Deposits

Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury management services for our commercial clients. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community focused marketing. We also seek to cross-sell deposit products and services at loan origination and loans to our depository and other customers.

We utilize brokered deposits. As of March 31, 2018, we had brokered deposits of $724,916, 12.0% of our total deposits.

Following the spin-off, we will seek to continue to increase our share of domestic deposits by continuing our banking center expansion and redevelopment plans and focusing on improved efficiency and customer satisfaction.

Investment, Advisory and Trust Services

We offer a wide variety of trust and estate planning products and services through the Trust Company. Catering to high net worth customers, our trust and estate planning products include simple and complex trusts;

private foundations; personal investment companies and escrow accounts. The Trust Company also acts as a U.S. fiduciary responsible for managing trust or escrow assets, provides custody services, and provides administrative services to MSF’s non-U.S. affiliates. See “Certain Relationships and Related Party Transactions.” The Trust Company’s wholly owned subsidiary, CTC Management Services, LLC, provides corporate and ancillary administrative services for the Trust Company’s fiduciary relationships.

We also offer brokerage and investment advisory services in global capital markets through Investment Services, which is a member of FINRA, the Securities Investor Protection Corporation (SIPC) and a registered investment adviser with the SEC. Investment Services acts as an introducing broker-dealer through Pershing (a wholly owned subsidiary of The Bank of New York Mellon) to obtain clearing, custody and other ancillary services. Investment Services offers a wide range of products, including mutual funds, exchange-traded funds, equity securities, fixed income securities, structured products, discretionary portfolio management, margin lending and online equities trading. Investment Services has distribution agreements with many major U.S. and international asset managers, as well as with some focused boutique providers. Investment Services provides its services to the Bank’s U.S. domestic and international customers mainly in the PAC segment. The Bank’s retail customers are offered non-FDIC insured investment products and services exclusively through Investment Services.

MSF indirectly, through its Panama holding company, currently owns 100% of the Cayman Bank. The Cayman Bank operates under a Cayman Offshore Bank license, or B license, and a Trust license and is supervised by the Cayman Islands Monetary Authority, or CIMA. The Cayman Bank has no staff and its fiduciary services and general administration are provided by the staff of the Trust Company and the Bank, respectively, under separate agreements. Approximately 50% of our trust relationships, including those of many of our important foreign customers, employ Cayman Islands trusts and are domiciled in the Cayman Bank. The OCC periodically examines the Bank and the Trust Company and reviews the fiduciary relationships and transactions that the Trust Company and the Bank manage for the Cayman Bank.

The Cayman Bank is operated and managed by us and serves a number of our trust and wealth management customers. We intend to acquire the Cayman Bank for its book value (approximately $13.8 million), plus a premium reflecting its fair value in excess of book value. This is acquisition is subject to the negotiation of a definitive agreement and the receipt of necessary regulatory approvals. Prior to the completion of the acquisition, we expect to continue the existing fiduciary services and general administrative services agreements with the Trust Company and the Bank, subject to any regulatory requirement. The continuation of these services, as well as the continued designation of our officers and directors, including Mr. Wilson, as officers or directors of the Cayman Bank will protect our customers’ interests pending the proposed acquisition.

Other Products and Services

We offer banking products and services that we believe are attractively priced with a focus on customer convenience and accessibility. We offer a full suite of online banking services including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as ATMs, and banking by mobile device, telephone and mail. Many of the services provided in our online platform are also available via our mobile application for smart devices. We also offer debit cards, credit cards to our international customers, night depository, direct deposit, cashier’s checks, safe deposit boxes in various locations and letters of credit, as well as treasury management services, including wire transfer services, remote deposit capture and automated clearinghouse services.

Investments

Our investment policy, set by our board of directors, requires that investment decisions are made based on, but not limited to, the following four principles: safety of the instrument, liquidity requirements, interest-rate risk sensitivity and estimated return on investment. These characteristics are pillars of our investment decision-

making process, which seeks to minimize exposure to risks while providing a reasonable yield and liquidity. The investment policy is carried out by Treasury in coordination with ALCO. Under the direction of ALCO and Treasury, the Bank employees have delegated authority to invest in securities within specified policy guidelines.

Information Technology Systems

We continue to make significant investments in our information technology systems for our deposit and lending operations and treasury management activities. We believe that this investment is essential to enhance our capabilities to offer new products, to increase our overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back office operations. We purchased our core data processing platform from a nationally recognized bank software vendor, which provides us with essential functionalities to support our continued growth. Our internal network and the majority of key applications are maintained in-house. The scalability of our infrastructure is designed to support our expansion strategy. In addition, we leverage the capabilities of a third-party service provider to augment the technical capabilities and expertise that is required for us to operate as an effective and efficient organization.

The Bank is actively engaged in identifying and managing cybersecurity risks. Protecting company data, non-public customer and employee data, and the systems that collect, process, and maintain this information is deemed critical. The Bank has an enterprise-wide Information Security Program, or Security Program, which is designed to protect the confidentiality, integrity and availability of customer non-public information and bank data. The Security Program is designed to protect our operations and assets through a continuous and comprehensive cybersecurity detection, protection and prevention program. This program includes an information security governance structure and related policies and procedures, security controls, protocols governing data and systems, monitoring processes, and processes to ensure that the information security programs of third party service providers are adequate. Our Security Program also continuously promotes cybersecurity awareness and culture across the organization.

The bank also has a business continuity plan, which it actively manages to prepare for any business continuity challenges it may face. Our business continuity/disaster recovery plan provides for the resiliency and recovery of our operations and services to our customers. The plan is supported and complemented by a robust business continuity governance framework, a life safety program as well as an enterprise-wide annual exercise and training to keep the program and strategies effective, scalable and understood by all employees. We believe both the Security Program and business continuity programs adhere to industry best practices and comply with the FFIEC’s guidelines, and are subject to periodic testing and independent audits.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of lenders and other financial institutions within our markets, including local, regional, national and international commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, trust service providers, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, fintech companies and other financial intermediaries on various of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and larger banking center networks. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, electronic delivery systems and ability to offer sophisticated banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad and sophisticated commercial banking product suite, our high-quality customer service culture, our positive reputation and long-standing community relationships enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Our Employees

As of March 31, 2018, we employed 939 full-time equivalent persons. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We consider our relations with our employees to be very good and monitor these through employee engagement surveys. The Bank has earned an AON’s Regional “Best Employer” award in the last three years. This award recognizes those organization that have made an extraordinary effort to gain a competitive advantage through their people and, in doing so, become employers of choice.

Properties

We conduct our business from our headquarters in Coral Gables, Florida, located at 220 Alhambra Circle, Coral Gables, Florida 33134. We own the Coral Gables location and, as of March 31, 2018, occupy approximately 42% of the building, with the remaining approximately 102,000 square feet either available for lease, or leased to unrelated third-parties. All of our business segments operate out of the headquarters. A significant portion of the employees included in the Institutional segment, primarily support services, operate out of our 101,000 square feet operations center in the Beacon Industrial Park area located in Doral, Florida. We own the operations center and occupy 100% of this building.

We have 22 banking centers, including 15 in Florida and 7 in Texas. Seventeen of these are occupied under lease agreements (including land leases).

We lease approximately 6,000 square feet in New York City where we have a loan production office.

Other Subsidiaries

Intermediate Holding Company

The Company owns the Bank through our wholly-owned, intermediate holding company, Mercantil Florida Bancorp Inc., or Mercantil Florida. Mercantil Florida is the obligor under the $118.1 million aggregate principal amount of junior subordinated debentures related to our outstanding trust preferred securities. As of March 31, 2018, Mercantil Florida had cash and cash equivalents of $37.5 million.

Voting Trust

In October 2008, MSF, the Company and various individuals as Voting Trustees, entered into a Voting Trust Agreement, which we call the Voting Trust. The Voting Trust’s purposes are to promote the interests of the Bank and expand its business in the United States by facilitating access to the United States’ capital markets, and to provide continued appropriate corporate governance of the Bank upon the occurrence of certain changes or threatened changes in control of MSF not approved by MSF’s board of directors, which we refer to as Control Changes. The Voting Trust was amended and restated in 2017 to clarify its terms and governance, and to extend the Voting Trust’s original 10-year term by an additional 25 years.

The Voting Trust is organized under the laws of Florida and is a grantor trust for Federal income tax purposes. It holds all the issued and outstanding shares of capital stock of Mercantil Florida, which is the Bank’s immediate parent and sole shareholder. The Voting Trust is a “company” subject to supervision and regulation under the BHC Act. The Voting Trust has issued Voting Trust certificates representing the entire interest in the

Voting Trust to the Company. In the event of Control Changes in MSF, the Voting Trustees, may cancel the existing Voting Trust certificates and distribute these to MSF’s shareholders pro rata to preserve the Bank and MSF’s shareholders’ economic interests in the Bank. No Control Change had occurred as of March 31, 2018.

The Company has determined that it is the sole beneficial owner of the Voting Trust. Accordingly, the Voting Trust’s financial statements are consolidated with the Company’s financial statements for regulatory reporting purposes.

The Voting Trustees and the Company have voted to terminate the Voting Trust. The Voting Trust will be terminated at or prior to the Distribution Date.

The REIT

Through the Bank’s subsidiary, CB Reit Holding Corporation, or REIT Hold Co., we maintain a real estate investment trust, CB Real Estate Investments, or REIT, which is taxed as a real estate investment trust. The REIT allows the Bank to better manage the Bank’s real estate portfolio. The REIT’s outstanding common stock is owned entirely by REIT Hold Co. Of the REIT’s 1,250 issued and outstanding 6.00% preferred shares (par value $750), 1,125 are owned by REIT Hold Co. and 125 are owned by different employees of the Bank.

Legal Proceedings

We are, from time to time, in the ordinary course, engaged in litigation, and we have a small number of unresolved claims pending. In addition, as part of the ordinary course of business, we are parties to litigation involving claims to the ownership of funds in particular accounts, the collection of delinquent accounts, credit relationships, challenges to security interests in collateral and foreclosure interests, that are incidental to our regular business activities. While the ultimate liability with respect to these other litigation matters and claims cannot be determined at this time, we believe that potential liabilities relating to pending matters are not likely to be material to our financial position, results of operations or cash flows. Where appropriate, reserves for these various matters of litigation are established, under FASB ASC Topic 450, Contingencies, based in part upon the advice of legal counsel.

At least quarterly, we assess our liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For those matters where it is probable that we will incur a loss and the amount of the loss can be reasonably estimated, we record a liability in our consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments based on our quarterly reviews. For other matters, where a loss is not probable or the amount of the loss is not estimable, we have not accrued legal reserves, consistent with applicable accounting guidance. Based on information currently available to us, advice of counsel, and available insurance coverage, we believe that our established reserves are adequate and the liabilities arising from the legal proceedings will not have a material adverse effect on our consolidated financial condition. We note, however, that in light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established reserves. As a result, the outcome of a particular matter or a combination of matters, if unfavorable, may be material to our financial position, results of operations or cash flows for a particular period, depending upon the size of the loss or our income for that particular period.

MANAGEMENT

Our Directors and Executive Officers

The following table and biographies set forth information as to persons who serve as our directors and executive officers as of March 14, 2018. All of our directors, and Messrs. Peraza and Figueredo also serve on the board of directors of the Bank and all of our executive officers serve in the same position at the Bank.

Name	Age	Title
Gustavo J. Vollmer A.	68	Chairman of the Board of Directors
Millar Wilson	65	Vice-Chairman and Chief Executive Officer
Alberto Peraza	58	Co-President and Chief Financial Officer
Alfonso Figueredo	57	Co-President and Chief Operating Officer
Miguel Palacios	49	Executive Vice President and Chief Banking Officer
Alberto Capriles	51	Executive Vice President and Chief Risk Officer
Miguel A. Capriles L.	54	Director
Frederick C. Copeland, Jr.	76	Director
Rosa M. Costantino	61	Director
Pamella J. Dana, Ph.D.	55	Director
Alejandro Gonzalez S.	65	Director
Gustavo Marturet M.	53	Director
Jose Antonio Villamil	71	Director
Guillermo Villar	75	Director

Background and Experience of our Executive Officers and Directors

Gustavo J. Vollmer A. Mr. Vollmer has served as Chairman of the board of directors of the Company and the Bank since 2012 and has been a member of the board of directors of the Company and the Bank since 2003 and 2013, respectively. Mr. Vollmer has served as the Chairman and Chief Executive Officer of MSF since 2011 and as a member of the MSF board of directors since 1997. Additionally, Mr. Vollmer has served as a member of the Latin America Advisory Committee of the New York Stock Exchange from 1996 to 2004, as a Director of the Institute of Advanced Studies in Administration (Instituto de Estudios Superiores de Administración (IESA)) since 2000, and as its Chairman from 2002 to 2008, as a member of the International Young Presidents Organization (YPO) from 1983 to 1998, and as its President from 1992 to 1993, as a member of The Group of Fifty (G-50) since 1994, as the Founding President of the Partnership for a Drug-free Venezuela from 1990 to 1991, as a member of the Development Council of Universidad Católica Andrés Bello since 2015, and as a member of the World President’s Organization (WPO) since 1998. Mr. Vollmer was also Founding Co-Chairman and a Member of the US-Venezuelan Business Council (CEVEU) from 1990 to 2010. Mr. Vollmer is a graduate of Duke University, Cambridge University and the Program for Executive Development at the International Institute for Management Development in Switzerland.

Mr. Vollmer brings extensive experience in leadership positions with global economic development and commerce, as well as business and social/community organizations to the board of directors.

Millar Wilson. Mr. Wilson has served as Chief Executive Officer of the Company and the Bank since 2009 and as the Vice-Chairman of the Company and the Bank since 2013 and as a director since 1987. Mr. Wilson also served as an alternate director for MSF from 2015 to 2017. Mr. Wilson has successfully led the Company through one of the most historically difficult times the financial industry has faced. Under his leadership, the Bank has grown to $8.4 billion in assets, achieved a continuous upward trend in net income, and enhanced both the banking center network and product offerings to steadily increase lending and deposits. Mr. Wilson has served in various roles with MSF for over 40 years, including as Executive Director of International Business of MSF from 2013 until January 2018. Mr. Wilson served as a member of the board of directors of the Federal

Reserve Bank of Atlanta Miami Branch since 2013, as a member of the board of directors of Enterprise Florida, Inc. from 2009 to 2013, as chairman of the board of directors of the American Red Cross of Greater Miami and the Keys from 2001 to 2002 and as a director and treasurer of the Miami Dade College Foundation from 1999 to 2004. Mr. Wilson is a graduate of Bradford University, England and the Harvard Business School Management Development Program.

As our Chief Executive Officer, Mr. Wilson has a breadth of knowledge concerning issues affecting us. His prior executive and director experience will assist the board of directors as we continue to expand our business.

Alberto Peraza. Mr. Peraza was appointed as the Co-President and Chief Financial Officer in February 2018. Mr. Peraza provides support and guidance to the Chief Executive Officer on the execution of the business strategy. He directly manages all finance areas, including the Treasury segment, accounting, budgeting, tax and reporting. He is also responsible for investor and public relations. Mr. Peraza has served in various roles with us since 1992, including as President and Chief Operating Officer of the Bank from 2013 to 2018, Chief Financial Officer of the Bank from 1995 to 2013 and Corporate Secretary of the Bank from 1998 to 2004. Mr. Peraza has served in various finance management roles at Southeast Bank from 1980 to 1991 and Wells Fargo & Company from 1991 to 1992. Mr. Peraza has been a member of the board of directors of Habitat for Humanity of Greater Miami since 2014 and was a member of the Board of Directors of the Florida Bankers Association from 2010 to 2013 and the Coral Gables Chamber of Commerce from 2013 to 2016. Mr. Peraza is a graduate of Florida International University and the Vanderbilt University School of Bank Financial Management.

Alfonso Figueredo. Mr. Figueredo was appointed as the Co-President and Chief Operating Officer in February 2018. Mr. Figueredo is responsible for all the day-to-day business operations and administration activities, including operations & technology, human resources, legal, credit services & administration, and products & channels. Mr. Figueredo has served in various roles with MSF since 1988, including as Executive Vice President of Operations & Administration from 2015 to 2018 and Chief Financial Officer from 2008 to 2015. Previously, he held various management positions in finance from 1988 to 2008, including as Corporate Controller. Prior to joining MSF, he worked at PricewaterhouseCoopers in Caracas, Venezuela from 1981 to 1988. Mr. Figueredo served as President of the Bank Controllers Committee of the Venezuela Banking Association (ABV) from 2000 to 2005 and as a member of the Venezuelan-German Chamber of Commerce from 2012 to 2015. He received a degree in accounting and his MBA from Andres Bello Catholic University.

Miguel Palacios. Mr. Palacios was appointed as the Executive Vice President and Chief Banking Officer in February 2018. Mr. Palacios is responsible for implementing our corporate strategies, managing the business units, and establishing performance and production targets to achieve our financial objectives. He has held various roles since joining the Bank in 2005, including as Executive Vice President and Domestic Personal and Commercial Manager from 2012 to 2018, Special Assets Manager from 2009 to 2012 and Corporate International-LATAM Manager from 2005 to 2009. Mr. Palacios has also served in various roles with MSF since 1992. Mr. Palacios graduated with a degree in Business Administration from Jose Maria Vargas University.

Alberto Capriles. Mr. Capriles was appointed as the Executive Vice President and Chief Risk Officer in February 2018. Mr. Capriles is responsible for all enterprise risk management oversight, including credit, market, operational and information security risk. Mr. Capriles has served in various roles with MSF since 1995, including as Executive Vice President and Chief Risk Officer of the Bank since 2016, Corporate Treasurer from 2008 to 2015, head of Corporate Market Risk Management from 1999 to 2008, and as Corporate Risk Specialist from 1995 to 1999, where he led the project to implement MSF’s enterprise risk management model. Prior to joining MSF, Mr. Capriles served as a foreign exchange trader with the Banco Central de Venezuela (Venezuelan Central Bank) from 1989 to 1991. Mr. Capriles has also served as a Professor in the Economics Department at the Andres Bello Catholic University from 1996 to 2008. Mr. Capriles graduated with a degree in Economics from the Andres Bello Catholic University, and earned a master’s degree in International Development Economics from Yale University, and a MBA from the Massachusetts Institute of Technology.

Miguel A. Capriles L. Mr. Capriles has served as a director since 2003 and as a director of MSF since 1997. Mr. Capriles has been the Managing Director of Gran Roque Capital, a real estate development firm focused on Spain and Portugal, since 2014. Previously, Mr. Capriles served as the Chairman and President of Cadena Capriles, a newspaper publisher from 1998 to 2013. He has also served as a director of H.L. Boulton S.A. since 1999 and Corporación Industrial Carabobo, C.A. since 2014, and is a member of the Governing Council of the Institute for Higher Studies in Administration (IESA) and of the Fedecámaras Consultative Council. Mr. Capriles has a degree in business administration from Universidad Metropolitana in Caracas, Venezuela.

As a long-time director of MSF and the Company and as a large shareholder of MSF and the Company, Mr. Capriles brings extensive experience with the Company to the board.

Frederick C. Copeland, Jr. Mr. Copeland has served as a director of the Company and the Bank since 2007. Previously, Mr. Copeland served as the President and Chief Executive Officer of Far East National Bank, Los Angeles, a bank, from May 2009 to December 2009 and as a member of the board of directors of Far East National Bank, Los Angeles from September 2004 to December 2009, the President and Chief Executive Officer of Aetna International, Inc., an insurance company, from 1995 to 2001, the Chairman, President and Chief Executive Officer of Fleet Bank, N.A., a bank, from 1993 to 1995, and the President and Chief Executive Officer of Citibank Canada, a bank, from 1987 to 1993. Additionally, Mr. Copeland is the Chairman of the Board of Connecticut Landmarks and a Trustee of the Wadsworth Atheneum, Hartford, Connecticut. Mr. Copeland received a Bachelor of Arts degree from Bowdoin College and a MBA from Columbia University.

Mr. Copeland brings extensive experience in leading large financial services companies to the board.

Rosa M. Costantino. Ms. Costantino has served as a director since January 2018. Ms. Costantino retired in 2015 after 36 years in the financial services industry. Ms. Costantino served in various positions with MSF from 1979 to 2015, including as the Global Personal Banking and Wealth Management Manager from 2005 to 2015 and in various roles in treasury, finance and retail banking. Ms. Costantino graduated with a degree in Economics from the Universidad Central de Venezuela. Ms. Costantino has served as a director of Mercantil Bank Schweiz, A.G., MSF’s Swiss bank subsidiary.

Ms. Costantino brings unique knowledge of the Company and wealth management expertise to the board of directors.

Pamella J. Dana, Ph.D. Dr. Dana has served as a director since 2007. Dr. Dana has served as Senior Advisor for Strategic Initiatives at the Institute for Human & Machine Cognition, a Florida-based research institute engaged in artificial intelligence, robotics, sensory substitution, data mining, and related technologies, since 2007. Previously, Dr. Dana served as the Executive Director of the Florida Governor’s Office of Tourism, Trade, and Economic Development from 1999 to 2007 and the Florida’s Chief Protocol Officer from 2002 to 2007. Dr. Dana served as Assistant and Deputy Secretary of the California Trade and Commerce Agency from 1995 to 1999. Dr. Dana serves on the board of directors of Triumph Gulf Coast, Inc. since 2013, which is overseeing the distribution of $1.5 billion in BP oil spill settlements monies awarded to Florida, and the Scripps Florida Funding Corporation Board, where she also serves on the Audit Committee, since 2007. She has been a Trustee of the Florida Chamber of Commerce Foundation since 2007, a member of the Florida Sports Foundation Board since 2011, and a member of the International Economic Development Council since 2007. From 2006 to 2009, Dr. Dana was a Trustee of the University of West Florida and was a voting member for Florida on the U.S. Gulf of Mexico Fisheries Management Council from 2011 to 2016. Dr. Dana holds a Ph.D. in International Development and Economics from the University of Southern California, a master’s degree in administration, planning and policy from Harvard University and a bachelor’s degree in sociology and social work from California State University, Chico.

Dr. Dana brings over 30 years of successful senior economic, business, and university leadership, policymaking and public affairs experience to the board of directors.

Alejandro Gonzalez S. Mr. Gonzalez has served as a director since 2004 and as an alternate director of MSF since 2006. Mr. Gonzalez has served in various positions with MSF since 1981, including as Executive President from 2007 to 2013 and as Executive President of Mercantil Banco Universal from 2005 to 2007. Mr. Gonzalez has also served as a director of the Venezuelan American Chamber of Commerce and Industry (Venamcham) from 2011 to 2013, the Venezuelan National Banking Council (CBN) from 2006 to 2008, the Venezuelan Banking Association (ABV) from 2001 to 2003, the Venezuelan-Swiss Chamber of Commerce and Industry in Venezuela from 2003 to 2008, and the Venezuelan Council for Investment Promotion (CONAPRI) from 2001 to 2003. Mr. Gonzalez has a degree in chemical engineering from Universidad Metropolitana and a MBA from Babson College.

As a former executive of MSF and the Bank, Mr. Gonzalez brings a unique history and track record of success in leading a diversified financial services company to the board of directors.

Gustavo Marturet M. Mr. Marturet has served as a director since 2015 and as a director of MSF since 2014. Mr. Marturet has served as the Portfolio Manager of the Canepa Dividend Select Fund, an investment fund, since 2012. In 2017, he co-founded Unison Asset Management, an affiliate of Canepa U.S., which serves as a financial advisory firm and manages the Canepa Dividend Select Fund. Since 2016, Mr. Marturet has been a Director of Canepa Funds ICAV in Dublin, Ireland, an affiliate of Canepa U.S. Previously, Mr. Marturet served as the Head of Private Banking and Asset Management at the Bank from 2008 to 2012, and as President and Chief Executive Officer of Investment Services from 2002 to 2010. Mr. Marturet also served in various roles at Verizon Investment Management, a corporate pension manager, and Bankers Trust Company, a New York-based bank. Mr. Marturet is a graduate of Andres Bello Catholic University, Yale University, and Hult University.

Mr. Marturet brings extensive wealth management, banking and U.S. capital markets experience to the board, which will be instrumental as the Company transitions to being a publicly traded entity.

Jose Antonio Villamil. Mr. Villamil has served as a director since 2003. Mr. Villamil has over 35 years of successful experience as a senior business economist, university educator and high-level policymaker for both the Federal and Florida governments. Mr. Villamil is the Founder and currently a Senior Advisor to The Washington Economics Group, Inc., a Florida-based economic consulting firm established in 1993 upon his return to Florida from his service as Chief Economist and U.S. Undersecretary of Commerce for Economic Affairs from 1989 to 1993. He was selected in 2008 as the founding Dean of the School of Business of St. Thomas University, serving until December 31, 2013. From 1999 to 2000, he directed the Florida’s Tourism, Trade and Economic Development activities in the Office of the Governor and is the immediate past Chairman of the Governor’s Council of Economic Advisors of Florida. Mr. Villamil is a Board Member of the Beacon Council, Miami-Dade County’s official economic development organization, and Chairman of its Economic Roundtable. He also serves as Senior Fellow of the James Madison Institute of Tallahassee, Florida. Since June 2004, he has been a member of the board of directors of Spanish Broadcasting System, Inc., and since November 2010 he has been director of Pan-American Life Insurance Group. Mr. Villamil is a graduate of Louisiana State University and Florida International University.

Mr. Villamil brings over 30 years of successful experience as a senior business economist, and as a public official of both the Federal and Florida governments to the board of directors.

Guillermo Villar. Mr. Villar has served as a director of the Company and the Bank since 1998. Mr. Villar has served as a Managing Partner of Alcazar Development Group, a real estate development firm, since April 2015. Previously, Mr. Villar served as the President and Chief Executive Officer of the Bank and the Company from 1988 and 2008. Mr. Villar has also served in various roles with MSF since 1974, including as Chief Financial Officer from 1978 to 1988 and Managing Director of other international banking subsidiaries from 1980 to 2008. Prior to joining MSF, Mr. Villar managed corporate and real estate lending in Puerto Rico for Chase Manhattan Bank (now JPMorgan Chase Bank) from 1972 to 1974. Mr. Villar has served on the boards of various trade, community, and charitable organizations, including Enterprise Florida, Inc., the American Red

Cross, the Small Business Credit Initiative, and the Coral Gables Chamber of Commerce. Mr. Villar has a master’s degree in Economics from Vanderbilt University and a MBA from Universidad de Puerto Rico.

As a former executive of MSF and President and Chief Executive Officer of the Bank, Mr. Villar brings extensive experience, Company knowledge and continuity to the board that is essential for maintaining the trust of our employees, customers and communities depend on when doing business with us.

Annual Shareholders’ Meeting

Our first annual meeting of shareholders after the spin-off is expected to be held in 2019. This will be an annual meeting of shareholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Florida and on such date as may be fixed from time to time by resolution of our board of directors.

Relationship with MSF

Prior to the spin-off several of our directors and executive officers served as directors and officers of MSF and at other MSF subsidiaries. In connection with the spin-off, all of our directors and executive officers have resigned from their respective positions at MSF and at other MSF subsidiaries except for Messrs. Capriles, Marturet and Vollmer, who serve on the board of directors of MSF, and Mr. Wilson who serves as Chairman at the Cayman Bank.

Director Independence

The board of directors has determined that the following directors meet the independence requirements set forth in the listing standards of the Nasdaq Stock Market: Messrs. Copeland, Villamil, Villar and Gonzalez and Dr. Dana. The board further determined that Ms. Costantino will become independent in September 2018, when she has been retired three years from MSF.

Committees of the Board of Directors

We are governed by our board of directors. In connection with the spin-off, our board of directors established the following standing committees pursuant to new charters: the compensation committee, audit committee and corporate governance and nominating committee.

Compensation Committee. In accordance with the Nasdaq Stock Market listing standards and applicable SEC rules, we have a compensation committee of the board of directors consisting of three independent members. Following the spin-off, the members of our compensation committee are expected to be Dr. Dana, as Chair, and Messrs. Copeland and Gonzalez.

We have a written compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq Stock Market and the SEC.

Audit Committee. In accordance with the Nasdaq Stock Market listing standards and applicable SEC rules, we have an audit committee of the board of directors consisting of at least three independent members. Following the spin-off, the members of our audit committee are expected to be Mr. Villar, as Chair, Dr. Dana, and Messrs. Copeland and Gonzalez. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Gonzalez qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have a written audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us.

•	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•	reviewing with management, the independent registered public accounting firm and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Corporate Governance and Nominating Committee. In accordance with the Nasdaq Stock Market listing standards and applicable SEC rules, we have a corporate governance and nominating committee of the board of directors consisting of all independent members. Following the spin-off, the members of our corporate governance and nominating committee are expected to be Mr. Copeland, as Chair, and Messrs. Villamil and Gonzalez.

We have a written corporate governance and nominating committee charter, which details the principal functions of the corporate governance and nominating committee, including:

•	to identify individuals qualified to become members of the board of directors;

•	make recommendations to the board of directors regarding board of director and committee composition;

•	to develop and recommend to the board of directors corporate governance principles applicable to the us; and

•	oversee the evaluation of the board of directors and management.

Code of Ethics

We have adopted a Code of Ethics that applies to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

As an emerging growth company under the JOBS Act, we are eligible for certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive compensation in our proxy statements, including the requirement to include a Compensation Discussion and Analysis section and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and an exemption from the requirement to hold a non-binding shareholder advisory vote on executive compensation. We are also permitted to provide scaled down financial disclosure. Furthermore, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers at the end of the last completed fiscal year. Unless the context requires otherwise, for purposes of this section, references to “the Company” refer to Mercantil Bank Holding Corporation and its subsidiaries, including the Bank.

This section describes the executive compensation program in place for our named executive officers, or NEOs, for the year ended December 31, 2017, who are:

(1)	Millar Wilson — Vice-Chairman and Chief Executive Officer;

(2)	Alberto Peraza — Co-President and Chief Financial Officer; and

(3)	Miguel Palacios — Executive Vice President and Chief Banking Officer.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation earned during the year that ended on December 31, 2017 by our NEOs:

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation (1)	All Other Compensation (2)	Total
Millar Wilson	2017	$566,010	$1,533,872	$217,695	$2,317,577
Vice-Chairman and Chief Executive Officer

Alberto Peraza	2017	$496,158	$722,271	$118,801	$1,337,230
Co-President and Chief Financial Officer

Miguel Palacios	2017	$412,010	$400,059	$68,464	$880,534
Executive Vice President and Chief Banking Officer

(1)	Represents annual incentive cash awards earned under the Semi-Annual Variable Compensation Program and Long-Term Incentive Plan described below.
(2)	All Other Compensation for the NEOs which exceeded $10,000 is detailed in the following table:

Name	Matching Awards ($) (1)	Director Fees ($) (2)	Insurance Premiums ($) (3)	Perquisites ($) (4)	Total ($)
Millar Wilson	$27,900	$137,650	$16,863	$35,282	$217,695
Alberto Peraza	$25,649	$63,050	$13,718	$16,384	$118,801
Miguel Palacios	$13,500	$2,000	$15,480	$37,484	$68,464

(1)	Represents matching contributions under the 401(k) Plan and Executive Deferred Compensation Plan.
(2)	For Mr. Wilson, represents fees paid for service on the board of directors of the Company, the Bank, Mercantil Florida, Investment Services and the Trust Company. For Mr. Peraza, represents fees paid for service on the board of directors of the Bank, Investment Services and the Trust Company. For Mr. Palacios, represents fees paid for service on the board of directors of Investment Services.
(3)	Includes employer paid insurance premium and associated gross-up payment for BOLI.
(4)	Represents auto allowance, club memberships and cellular phone payments.

Narrative to Summary Compensation Table

The compensation committee of our board of directors generally administers the compensation program for the NEOs. Each of the NEOs were employed by us prior to the spin-off. Therefore, the information provided in this section reflects compensation earned by the NEOs in connection with all services rendered in all capacities to us and reflects the design and objectives of our executive compensation programs in place prior to the spin-off. In connection with the spin-off, the compensation committee will be reorganized as required under Nasdaq Stock Market and SEC rules. Furthermore, in connection with the spin-off, the compensation committee will amend our incentive compensation programs and objectives as appropriate to reflect our status as an independent publicly-traded company.

The compensation program for our executives consists of a base salary, short-term incentive compensation (under the Semi-Annual Variable Compensation Program), long-term incentive compensation (under the Long-Term Incentive Plan), and health and welfare benefits. The compensation program’s design is based upon the Company’s performance, the level of responsibility and performance of the executive officer, and the analysis of market compensation levels and trends.

Non-Equity Incentive Plan Awards

Our NEOs are eligible to earn cash incentive awards under our Semi-Annual Variable Compensation Program and Long-Term Incentive Plan based on the level of achievement of performance goals for each applicable performance cycle under each plan.

Our Semi-Annual Variable Compensation Program is a short-term, non-equity incentive plan that is intended to motivate and reward the NEOs’ performance to us and focus the NEO’s attention on specific goals. The plan provides a cash incentive based on the achievement of individual and/or corporate performance objectives, individual contributions to us through team work and leadership, and for Millar Wilson, MSF’s financial results. The performance goals for each NEO’s awards are established at the beginning of semi-annual period, and are weighted according to their level of importance to achieving the Bank’s five-year strategic plan, which is set annually for the immediately following five year-period. The compensation committee then reviews and makes recommendations to the board of directors for approval as to the semi-annual awards based on the level of performance for the applicable semi-annual period. The first semi-annual period runs from January 1 through June 30 and the second semi-annual period runs from July 1 through December 31. For the NEOs’ 2017 awards, the performance metrics and weightings were as follows:

	2017 First Semi-Annual Period	2017 Second Semi-Annual Period
Millar Wilson	• The Bank’s financial and operating performance (40%); • MSF’s financial performance (50%); and • Contributions through team work (10%).	• The Bank’s financial and operating performance (40%); • MSF’s financial performance (50%); and • Contributions through team work (10%).

	2017 First Semi-Annual Period	2017 Second Semi-Annual Period
Alberto Peraza	• The Bank’s financial and operating performance (70%); and • Execution approach and contributions through team work (30%).	• The Bank’s financial and operating performance (70%); and • Execution approach and contributions through team work (30%).
Miguel Palacios	• The Bank’s financial and operating performance (70%); and • Execution approach and contributions through team work (30%).	• The Bank’s financial and operating performance (70%); and • Execution approach and contributions through team work (30%).

Bonus payouts, which are equal to a percentage of an NEO’s base salary, are based on a range that depends on a NEO’s achievement of applicable performance goals. The plan sets forth the minimum, target and maximum levels of annual payouts for each salary grade, but those levels for NEOs can be adjusted in the judgment of the compensation committee, management. In addition to meeting the performance goals for the plan, employees must also be employed at the time of payment to receive a bonus under the plan. The aggregate target amounts for each NEO under the Semi-Annual Variable Program for 2017 were $635,763 for Mr. Wilson, $384,375 for Mr. Peraza, and $207,400 for Mr. Palacios. Based on the achievement of the applicable performance goals, for the 2017 First Semi-Annual Period, Mr. Wilson received $575,000, Mr. Peraza received $240,193, and Mr. Palacios received $135,815. For the 2017 Second Semi-Annual Period, Mr. Wilson received $575,000, Alberto Peraza received $283,317, and Miguel Palacios received $132,295.

In addition to the other programs and benefits described in this section, the compensation committee is entitled to award a discretionary cash bonus to the NEOs based on their historical performance. Corresponding to the first half of 2017, additional awards of $24,807 and $12,185 were paid to Mr. Peraza and Mr. Palacios, respectively. In the second half of 2017, an additional award of $60,000 was paid to Mr. Wilson for his leadership and efforts made during such time period in connection with the spin-off. Any continuation of these awards is subject to review and applicability after the spin-off. Awards for the 2017 First Semi-Annual Period were paid in cash on August 18, 2017 to Mr. Peraza and Mr. Palacios and on October 13, 2017 to Mr. Wilson. Awards for the 2017 Second Semi-Annual Period were paid in cash on February 16, 2018.

The Long-Term Incentive Plan is a long-term, non-equity incentive plan that was adopted by us in 2014 to reward participants for their performance and contributions to long-term financial organizational goals and objectives and to improve competitive positioning, assuring engagement and retention of key employees. Each award granted under the Long-Term Incentive Plan has a three-year performance cycle, which starts on January 1 of the first year and ends on December 31 of the third year, and cash awards, which equal a percentage of the executive’s base salary, are earned based on the achievement of both corporate and individual corporate goals, which are approved for each performance cycle. In 2014, we consulted with outside compensation advisors and reviewed market compensation data during the process of establishing the Long-Term Incentive Plan. Based on that consultation and review, the compensation committee chose the following three performance metrics to apply to each performance-cycle under the plan until otherwise determined by the compensation committee: (1) three year average return on equity, or ROE, which is derived from our five-year strategic plan, (2) the level of non-accruing loans/gross loans, and (3) the particular individual’s contributions. When evaluating the individual contribution metric, the compensation committee measures contributions such as an executive’s engagement with the corporate culture, his or her leadership, and teamwork, customer satisfaction scores, performance evaluation scores, and contributions to strategic goals. Payment of awards under the Long-Term Incentive Plan is contingent upon the achievement of a ROE threshold. Any award that is earned under the plan is paid following the completion of the applicable three-year performance cycle. Accordingly, the amounts shown in the Summary Compensation Table for fiscal year 2017 represent the cash incentive awards earned under the Long-Term Incentive Plan for the 2015-2017 performance cycle.

For each of the NEOs, the applicable performance metrics and weightings for the 2015-2017 performance cycle were (i) three year average ROE (50%), (ii) non-accruing loans/gross loans ratio (20%), and (iii) individual contribution (30%).

For the NEOs, the applicable targets and actual payouts under the Long-Term Incentive Plan for the 2015-2017 performance cycle were as follows:

	Target Award (% of 2015 base salary)	Maximum Award (% of 2015 base salary)	Actual Award (% of 2015 base salary)
Millar Wilson	80%	120%	$323,872 (64.8%)

Alberto Peraza	55%	82.5%	$173,955 (39.5%)

Miguel Palacios	45%	67.5%	$97,654 (34.7%)

The award payouts for the 2015-2017 performance cycle were determined based on achievement of the corporate and individual performance metrics as described above. The actual award for each of the NEOs varied based on their individual performance during the evaluation period. The awards for the 2015-2017 performance cycle were paid on February 16, 2018 in the amounts set forth in the above table.

401(k) Plan

The Bank sponsors the Mercantil Bank Retirement Benefits Plan, or the 401(k) Plan, for its employees. Each employee is eligible to make contributions to the plan and receive matching employer contributions after attaining age 21 and three months’ employment with the Bank. The NEOs may participate in the 401(k) Plan on the same terms as the rest of the Bank’s employees. The 401(k) Plan is intended to be qualified under Section 401(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan. Each participant may defer eligible compensation subject to the statutory limit and participants that are 50 years or older can also make additional “catch-up” contributions above the statutory limit. As a safe harbor plan, the Bank matches 100% of the first 5% of the participants’ contribution to the plan. All contributions made by both the participants and the Bank to the participants’ accounts are vested immediately.

Executive Deferred Compensation Plan

The Bank maintains a non-qualified deferred compensation plan, or the Deferred Compensation Plan, for highly compensated employees, including the NEOs. The Deferred Compensation Plan is designed to prevent such employees from being disadvantaged by 401(k) plan limits, and supplements the 401(k) Plan’s savings opportunities.

Under the Deferred Compensation Plan, eligible employees, including the NEOs, may elect to defer all or a portion of their annual salary and cash incentive awards. The Deferred Compensation Plan allows eligible employees to receive matching contributions up to 5% of their annual salary. The Deferred Compensation Plan permits deferrals of compensation above the amounts they can contribute for retirement under the 401(k) Plan. All deferrals, employer contributions, earnings, and gains on each participant’s account in the Deferred Compensation Plan are vested immediately.

Each participant’s account under the Deferred Compensation Plan holds their contributions, along with earnings, expenses, gains, and losses. Each participant makes his or her own investment decisions as to amounts held in a participant’s account from among investment options that are designated in a services agreement between the Bank and Fidelity Investments, Inc. for the Deferred Compensation Plan.

The vested portion of a participant’s Deferred Compensation Plan is distributed in cash after the participant’s separation from service, either in a lump sum payment or in installment payments, in accordance with the participant’s distribution election. Each distribution, whether in a lump sum or a series of installment payments, commences on the first day of the month following the month in which the applicable triggering event occurred. Installment payments continue annually from the commencement day of the first installment distribution. If the participant’s separation from service is due to the participant’s disability or death, the participant will immediately become 100% vested in his or her account under the plan and payment will be made in such form as designated in the participant’s distribution election.

Additional Compensation Upon Termination or Change in Control

We do not have employment agreements with any of the NEOs. However, the NEOs are eligible to receive severance payments under our severance policy, which also applies to all qualifying employees and varies by employee grade levels. Severance payments may be triggered by a reduction in work force, job elimination, or re-organization (other than a change in control). Severance is paid as a lump sum or in installments for a period of time after termination. Severance payment is conditioned upon a release of claims against us and satisfactory performance. Subject to the determination of the compensation committee, severance payments to the NEOs may be greater than the minimum they are entitled to receive under our severance policy. If the NEOs were terminated at the end of 2017, they would be eligible to receive the following amounts under the severance policy: Millar Wilson, $469,904, Alberto Peraza, $331,154, and Miguel Palacios, $279,192.

Under the Long Term Incentive Plan, if an NEO’s employment is terminated due to his retirement, disability, or death, the NEO will receive a prorated award based on the number of months employed during the performance period prior to such termination. If the NEO’s employment is terminated before payout for any other reason other than retirement, disability, or death, the award is forfeited in its entirety.

Under the Deferred Compensation Plan, the vested portion of each NEO’s account is distributed in cash after the NEO’s separation of service, either in a lump sum payment or in installment payments, in accordance with the NEO’s distribution election. In addition, if a change in control of the Bank, as defined in Section 409A of the Internal Revenue Code, occurs prior to a participant’s separation from service, the participant will become 100% vested in his or her account at such time and will receive a lump sum cash payment on the first day of the month following the change in control.

The spin-off will cause an unexpected early distribution from our deferred compensation plan that will be taxable to participants as ordinary income during 2018. We expect to partially compensate participants, in the approximate aggregate amount of $1.1 million, for the higher tax expense that will be incurred as a result of the effect of the distribution on each participant’s estimated effective tax rate. Consequently, as a result of the early taxable distribution to the participants, we will be able to deduct previously deferred compensation of approximately $7.9 million earlier than originally expected.

Outstanding Equity Awards at Fiscal Year-End

None of our NEOs had outstanding equity awards as of the end of fiscal year 2017 and we do not currently have any equity compensation plans.

2018 Equity and Incentive Compensation Plan

In anticipation of the spin-off, on March 12, 2018, our board of directors adopted and approved the Mercantil Bank Holding Corporation 2018 Equity and Incentive Compensation Plan, or the 2018 Plan, and recommended it for stockholder approval. On the same date, MSF, our sole shareholder, approved the 2018 Plan. In the future, awards under the 2018 Plan will replace cash grants under the Long-Term Incentive Plan.

The purpose of the 2018 Plan is to attract and retain our and our subsidiaries’ non-employee directors, officers and other employees and potentially certain of our consultants, and to provide to such persons incentives and rewards for service and/or performance to us and/or our subsidiaries. The compensation committee of our board of directors, as plan administrator, will determine the grantees as well as award types and grant amounts under the 2018 Plan. The compensation committee expects to select the award mix for any future grants under the 2018 Plan in consultation with its outside compensation consultants.

The following types of awards are available under the 2018 Plan: option rights, appreciation rights, restricted stock, restricted stock units, cash incentive awards, performance shares, performance units, and other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Company Shares or factors that may influence the value of such shares. Awards will be in made only in shares of Class A common stock. We have reserved 10 million shares of Class A common stock for issuance under the 2018 Plan.

Our compensation committee is considering restricted stock awards in the aggregate of 1.7 to 2.5 million shares of our common stock following the distributions Class A common stock under the 2018 Plan following the Distribution.

Director Compensation

The following table provides information on 2017 compensation for each of our non-NEO directors who served during 2017. The table below reflects payments made in connection service on the board of directors of us, the Bank and Mercantil Florida, as applicable.

	Fees Earned or Paid in Cash ($) (1)	All Other Compensation ($) (²)	Total ($)
Alejandro Gonzalez S.	$77,500	$16,000	$93,500
Alfredo Travieso (³)	$134,900	$16,000	$150,900
Federico Vollmer A. (³)	$76,100	$16,000	$92,100
Frederick C. Copeland, Jr.	$140,500	$14,000	$154,500
Guillermo Villar	$118,100	$—	$118,100
Gustavo Marturet M.	$134,900	$—	$134,900
Gustavo J. Vollmer A. (4)	$167,100	$263,184	$430,284
Jose Antonio Villamil (5)	$133,500	$60,000	$193,500
Luis A. Romero (³)	$77,000	$—	$77,000
Miguel A. Capriles L.	$52,700	$12,000	$64,700
Pamella J. Dana, Ph.D.	$120,900	$16,000	$136,900
Peter Huwyler (³)	$120,900	$16,000	$136,900
Roberto Vainrub (³)	$54,400	$—	$54,400

(1)	Represents fees earned or paid in cash for services provided to us, the Bank and/or Mercantil Florida as a director, including retainer fees, committee fees, and meeting fees.
(2)	Includes travel allowances for meetings for directors who live outside of the Miami area.
(3)	Mr. Travieso, Mr. Frederico Vollmer, Mr. Romero, Mr. Huwyler and Mr. Vainrub resigned from the board of directors in January 2018.
(4)	Mr. Vollmer was an employee of the Bank in 2017 and received a salary and health and welfare benefits and participated in our 401(k) plan.
(5)	Includes amounts paid to The Washington Economics Group, Inc. pursuant to a consulting arrangement. The Washington Economics Group, Inc. is owned by Mr. Villamil’s wife and receives a monthly fee of $5,000 for the rendering of economic advisory services.

We pay our directors based on the directors’ participation in board of directors and committee meetings held throughout the year (typically eight times per year). The following table illustrates the fees received by the directors in 2017.

	Monthly Retainer	Board Meeting Attendance Fee	Committee Meeting Attendance Fee	Travel Allowance Per Meeting
The Company	$—	$1,700	$1,400	$—

The Bank	$1,500	$3,700	$1,400	$—

Mercantil Florida	$1,250	$3,500	$1,400	$2,000

In connection with the spin-off, director compensation will be restructured so that payments will be made by a single entity (i.e., us), and the amount of fees will be determined by the compensation committee after consultation with an outside compensation consultant to reflect our status as an independent publicly-traded company.

Compensation Committee Interlocks and Insider Participation

In connection with the spin-off, our board of directors reconstituted the compensation committee in accordance with Nasdaq Stock Market and SEC rules. The members of the compensation committee during 2017 were Alejandro Gonzalez S. (Chairman), Miguel A. Capriles L., Gustavo Marturet M., Luis A. Romero, Alfredo Travieso, Gustavo J. Vollmer A., Federico Vollmer A., and Millar Wilson. Except for Mr. Wilson, who is a NEO, and Mr. Vollmer, who was an employee of the Bank, none of the members of this committee in 2017 had any interlocks required to be disclosed under Regulation S-K 407(e)(4).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive and Director Compensation” above, the following describes our transactions with our “related persons” since January 1, 2017, where the amount involved exceeded or will exceed $120,000. Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as “related party transactions.”

Policies and Procedures Regarding Related Party Transactions

Transactions by the Bank or its subsidiaries with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Under applicable SEC and Nasdaq Stock Market rules, related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include directors (including nominees for election as directors), executive officers, 5% shareholders and the immediate family members of these persons.

Our board of directors has adopted a written policy governing the review and approval of transactions with related parties that are expected to exceed $120,000 in any fiscal year, which it is reviewing and will revise before the Distribution Date, as appropriate, for a public company. The policy calls for the related party transactions to be reviewed and, if deemed appropriate, approved or ratified by our audit committee. Upon determination by our audit committee that a transaction requires review under the policy, the material facts are required to be presented to the audit committee. In determining whether or not to approve a related party transaction, our audit committee will take into account, among other relevant factors, whether the related party transaction is in our best interest, whether it involves a conflict of interest and the commercial reasonableness of the transaction. In the event that we become aware of a related party transaction that was not approved under the policy before it was entered into, our audit committee will review such transaction as promptly as reasonably practical and will take such course of action as may be deemed appropriate under the circumstances. In the event a member of our audit committee is not disinterested with respect to the related party transaction under review, that member may not participate in the review, approval or ratification of that related party transaction.

Certain transactions are not subject to the related party transaction approval policy, including: (1) decisions on compensation or benefits relating to directors or executive officers and (2) credit extensions by us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.

All related party transactions, including those described below, have been made consistent with our policy and applicable law, including Federal Reserve Regulation W.

2018 Special Dividend

On March 13, 2018, prior to MSF placing all of our outstanding Company Shares into the Trust, we paid the 2018 Special Dividend. Aside from the 2018 Special Dividend, we have paid a total of $2.7 million to MSF in three dividends since 1987.

Sale of G200 Leasing, LLC

At December 31, 2017, the Bank directly owned 25% and indirectly owned 75%, through the Bank’s beneficial interest in a U.S. based voting trust, G200 Leasing, LLC, a special purpose entity that owns a Gulfstream 200 aircraft, which, in turn, is leased to MSF pursuant to a separate lease agreement. On February 15,

2018, pursuant to a purchase and sale agreement, the Bank sold its direct and indirect interests in G200 Leasing to Alvina Corporation, a wholly owned, non-U.S. subsidiary of MSF, for $8.5 million in cash (fair market value). The purchase and sale agreement contained customary representations and warranties, and provided for the resignation from the management of G200 Leasing by any Bank employees. The agreement also provided for the allocation of tax liabilities for the tax year in which the sale took place.

Registration Rights Agreement

In connection with the Separation Agreement, we have entered into a registration rights agreement with MSF with regard to MSF’s resale of the Retained Shares after the Distribution. Pursuant to the registration rights agreement, for as long as MSF holds the Retained Shares and such shares are not otherwise eligible for resale under SEC Rule 144, without volume or manner of sale restrictions, we have agreed to grant MSF “piggyback” registration rights that would require us to include, subject to certain conditions, the offering for resale of the Retained Shares on the same registration statement we use for any of our own underwritten offerings of our Company Shares. MSF could only sell, pursuant to piggy back registration rights, the same class of common stock as the Company determines to sell on its own behalf.

In addition, during that same time period, we have agreed to use our commercially reasonable efforts to file, at MSF’s request, a “shelf” registration statement registering the Retained Shares for resale from time to time. MSF may request that one offering conducted under the shelf registration statement be underwritten, as long as such offering is for at least 25% of the then-outstanding Retained Shares and the aggregate offering price, net of underwriting discounts and commissions, is expected to be at least $50.0 million. We will be required to maintain the effectiveness of the shelf registration statement until the earlier of two years and such time as MSF no longer holds the Retained Shares, or such shares are otherwise eligible for resale under SEC Rule 144 without volume or manner of sale restrictions.

We will be responsible for all costs associated with preparing any such registration statements, while MSF will be responsible for all of its sales costs, including underwriting discounts, selling commissions and expenses with respect to the Retained Shares. The registration rights agreement includes customary indemnification provisions, a requirement that we remain current in our Exchange Act reporting, and a provision requiring MSF and its executives officers and directors to enter into customary lock-up agreements in connection with any public offering of our common stock that we may undertake.

Proposed Lease Agreement

The Bank expects to lease on market terms approximately 2,000 square feet in its headquarters building pursuant to a net lease on market terms and conditions to a service company that MSF is forming to perform services solely for MSF and its non-U.S. affiliates. The annual rent is expected to be approximately $83,000, including sales tax, per year. The lease will contain customary 3% rent escalation provisions, and any build out will be conducted at MSF’s expense.

Distribution Trust

MSF irrevocably has granted three persons, as agents and representatives of MSF and its shareholders, with powers of attorney to take any action on behalf of MSF or its shareholders under the Separation Agreement or the Distribution Trust Agreement and an irrevocable proxy coupled with an interest to vote the Company Shares that the Trust holds prior to the Distribution. After the Distribution, the trustee is directed to vote the Retained Shares held in the Trust in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to particular shares upon any sale or transfer of shares from MSF to a person unaffiliated with MSF.

Service Agreements

The Bank provides non-U.S. subsidiaries of MSF with various services consistent with our related party transactions approval policy and in compliance with applicable laws regarding related party transactions (including Federal Reserve Regulation W). Upon the spin-off, the various services agreements that govern the provision of the services will become transition services agreements with 12-month terms (one agreement will have an 18-month term), subject to a 6-month extension, unless terminated earlier. A transition service agreement will be terminated automatically upon any change of control of MSF or the particular non-U.S. subsidiary, or if the Bank is prohibited from providing the particular service by law, regulation, or order. The aggregate annual charges for these services are expected to be approximately $1.6 million, but charges will be reevaluated and reset semi-annually.

THE SPIN-OFF

General

MSF’s board of directors and shareholders have voted to approve the spin-off. Each holder of record of MSF common stock as of April 2, 2018, which is the “record date,” will receive one share of our Class A common stock for every share of MSF class A common stock and one share of our Class B common stock for every share of MSF class B common stock, respectively, held on the record date. After giving effect to the Exchange, on February 7, 2018, there were 74,212,408 shares of our Class A common stock and 53,253,157 shares of our Class B common stock outstanding. In the aggregate, record holders of MSF common stock will receive 80.1% of each of our outstanding Class A and Class B common stock. No cash will be paid to, or payable by, MSF shareholders in lieu of fractional shares or otherwise in connection with the spin-off, including the Distribution.

The exact terms of the spin-off, including the Distribution, are subject to change as a result of discussions with, and requirements of, our bank regulators, including the Federal Reserve and the OCC. See “Risk Factors —The exact terms of the spin-off, including the Distribution, are subject to change as a result of discussions with, and requirements of, our bank regulators, including the Federal Reserve and the OCC.”

The Distribution will not affect the number of MSF Shares you hold. Upon the Distribution, you will hold MSF Shares and Company Shares, except to the extent you elect to sell any such shares.

YOU WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF MSF COMMON STOCK TO RECEIVE OUR COMMON STOCK. NO CASH IS BEING PAID TO MSF SHAREHOLDERS IN CONNECTION WITH THE SPIN-OFF, EXCEPT FOR THE MSF CASH DIVIDEND THAT WAS PREVIOUSLY DECLARED AND PAID TO HELP HOLDERS OF MSF SHARES PAY VENEZUELA TAXES ON THE DISTRIBUTED SHARES.

Separation Agreement

We entered into the Separation Agreement with MSF for the purpose of accomplishing the spin-off and setting forth various matters governing our relationship with MSF after the spin-off. The material terms of the agreement are summarized below, and it has been filed as an exhibit to the Spin-off Registration Statement, which includes this information statement. We entered into this agreement with MSF while we were still a wholly owned subsidiary of MSF. Except as required by Federal Reserve Regulation W with respect to the Bank and its subsidiaries, we believe that certain terms of the agreement are not necessarily the same as could have been obtained from an unrelated third-party. All provisions between MSF and its non-U.S. affiliates, on the one hand, and the Bank and its subsidiaries, on the other, are believed to comply with Regulation W, including terms and credit standards that are at least as favorable as those prevailing for comparable transactions with unaffiliated companies. No “low quality” assets for Regulation W purposes, or assets or liabilities that are not legally permissible for U.S. bank holding companies or national banks will be transferred to, or assumed by, us or our subsidiaries.

Record Date; Distribution of our Company Shares

MSF will notify its shareholders of record of the Distribution by notice published in two newspapers of general circulation in Venezuela, notices and hyperlinks posted on our and MSF’s websites, and electronic mail, which will include hyperlinks to our and MSF’s websites and to this information statement. We will mail copies of this information statement to MSF shareholders of record whose address of record is in the United States.

The Separation Agreement sets forth the procedures by which the shares of our Class A and Class B common stock held by the Trust will be delivered to the distribution agent on the Distribution Date as well as the retention of the Retained Shares by the Distribution Trust. MSF or its distribution agent will notify MSF record holders of the Distribution Date. Each record holder of MSF Shares will receive one share of our Class A common stock for each share of MSF class A common stock held as of the record date, and one share of our Class B common stock for every share of MSF class B common stock held as of the record date. No cash will be payable in connection with the distribution of our Class A and Class B common stock.

Retained Shares

The Distribution Trust will hold, on behalf of MSF, the 19.9% of the outstanding shares of Class A and Class B common stock that are Retained Shares. The Retained Shares will be held for sale and disposition by MSF until the Distribution Trust terminates one business day prior to its second anniversary or upon the earlier sale or disposition of all Retained Shares. The beneficial ownership of the Retained Shares will change to the Company immediately prior to any change in control of MSF. This will have an effect similar to a contribution of capital to the Company.

Exchange of information

The Separation Agreement provides for other arrangements with respect to the mutual sharing of information between us and MSF and its affiliates in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and to comply with our respective obligations after the completion of the spin-off. We and MSF and its affiliates have also agreed to provide each other with access to historical business records.

Tax matters

We and MSF will cooperate with respect to all tax filings and proceedings and will treat and report the spin-off in a consistent manner.

Releases and indemnification

Except for each party’s obligations under the Separation Agreement, the other transaction documents and certain other specified liabilities, we and MSF, on behalf of ourselves and each of our respective affiliates, have released and discharged the other and its respective affiliates from all liabilities existing or arising between us on or before the completion of the spin-off. The release does not extend to obligations or liabilities under any agreements between us and MSF or its affiliates that remain in effect following the spin-off, including ordinary course liabilities for products and services.

Each party has agreed to indemnify, hold harmless and defend the other party, its affiliates and each of its respective directors, officers, employees and controlling persons, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the operation of the indemnifying party’s and its subsidiaries’ business prior to the spin-off;

•	the liabilities retained by such party pursuant to the Separation Agreement; or

•	any breach of the Separation Agreement.

In addition, MSF has agreed to indemnify, hold harmless and defend us, our affiliates and each of our respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from any untrue statement of material fact, or omission to state a material fact required to be stated, in this information statement, the Spin-off Registration Statement of which this information statement forms a part, or any registration statement under the Securities Act that we file to register Retained Shares for resale or disposition by MSF.

Conditions to the separation and distribution

Pursuant to the Separation Agreement, the obligations of MSF to effect the spin-off will be subject to the fulfillment (or our waiver), at or prior to the Distribution Date, of the following conditions:

•	the Separation Agreement and any other material transition agreements shall be in full force and effect and the parties shall have performed or complied with all of their respective covenants, obligations and agreements contained therein, except as have been waived by the other party;

•	the Spin-off Registration Statement shall have been declared effective by the SEC and there shall be no stop-order in effect with respect thereto;

•	all third party consents and waivers, as to material contracts or required for the spin-off shall have been obtained and are in full force and effect;

•	MSF and the Company shall have received the opinion of Jones Day, counsel to us, confirming that the Distribution should qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes; and

•	all U.S. federal and state governmental approvals shall have been received and remain in full force and effect.

Use of the “Mercantil” name and marks

MSF has granted us a two-year license commencing on the Distribution Date to use the “Mercantil” name and marks in connection with our business. All such use must be in strict accordance with MSF’s current use policies.

No fees will be charged for the first year of the license. After the first year of the license, we will begin paying a license fee monthly, at an annual rate equal to the lesser of $400,000 or the fair value of the license as determined by an independent appraisal consistent with Federal Reserve Regulation W. Payments under this license will cease when we terminate the use of the name and mark.

We have begun work on rebranding ourselves and our subsidiaries to reflect our separation from MSF.

Expenses of the separation and distribution

Except as otherwise provided in the Separation Agreement, each of us and MSF will pay their respective expenses, including legal fees incurred, with respect to the spin-off, and will split the costs of the Distribution Trust, except as to indemnity and contribution liabilities, where the allocation will depend on the relative fault and benefit of the event giving rise to the liability.

Noncompetition agreement

During the five-year period following the spin-off, MSF has agreed generally that neither it nor its subsidiaries or affiliates will, directly or through another person, own, manage, operate, control, participate in, invest in, lend money to, acquire or hold any investment in, or otherwise carry on, the business of providing domestic, international, personal and commercial banking services, including investment, trust, and estate planning in the United States and its territories.

In addition, subject to specified exceptions, during the same five-year period, neither MSF nor its subsidiaries or affiliates will, on its own behalf or on behalf of any other person, directly or indirectly, (1) hire, engage, solicit or attempt to solicit for hire any person who is then one of our or our subsidiaries’ employees, (2) solicit or attempt to solicit any person or entity who was one of our or our subsidiaries’ customers during the 18 months immediately prior to the spin-off, or (3) solicit, request, advise or induce any supplier or other business contact of the other party to cancel, curtail or otherwise adversely change its relationship with us or our subsidiaries.

Dispute resolution procedures

We have agreed with MSF that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Separation Agreement. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 30 days, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days of the selection of a mediator, either party may submit the dispute to binding arbitration before a panel of three arbitrators. The arbitrators will resolve the dispute in accordance with Florida law.

These dispute resolution procedures will not apply to any dispute or claim related to MSF’s or its affiliates’ rights as a holder of the Company Shares and both parties will submit to the exclusive jurisdiction of courts in Florida for resolution of any such dispute. In addition, both parties will be permitted to seek injunctive or interim relief in the event of any actual or threatened breach of the provisions of the agreement relating to confidentiality, use of restricted marks, and noncompetition agreements. If an arbitral tribunal has not been appointed, both parties may seek injunctive or interim relief from any court with jurisdiction over the matter.

Each party will bear its own costs of dispute resolution.

Other provisions

The Separation Agreement also contains covenants between us and MSF with respect to:

•	confidentiality of our and MSF’s, and our respective subsidiaries’, information;

•	restrictions on the parties’ ability to take any action or enter into any agreement that would cause the other party or any of its subsidiaries to violate any law, organizational document or judgment;

•	restrictions on the parties’ ability to take action that reasonably could result in a breach or default under any agreement which binds or purports to bind the other party or any of its other subsidiaries;

•	litigation and settlement cooperation between us and MSF and our respective subsidiaries; and

•	proposed intercompany transactions, including material amendments to the agreements accomplishing the spin-off, all of which must be approved by a majority of independent directors or a committee comprised solely of independent directors.

Transition Services

The Bank, Trust Company and Investment Services have historically provided certain services to MSF’s other subsidiaries, including accounting and financial reporting, administration, operations and technology, planning and budgeting, human resources, vendor administration and management, market risk assessment, operational risk and physical security, operations and non-U.S. regulatory consulting, credit risk, loan review, technology infrastructure, treasury, and customer referral services. The Bank has entered into service contracts with the individual MSF subsidiaries receiving the services and, semi-annually, determines the price for the service, consistent with our related party transactions policies and in compliance with applicable laws regarding related party transactions (including Federal Reserve Regulation W).

Pursuant to the Separation Agreement, and subject to approval by the Federal Reserve and OCC, we have agreed that the Bank will continue to provide certain of these services to the applicable MSF entities under existing agreements for up to 12 months after the spin-off (one of them for 18 months), on the same terms (including pricing) as in effect as of the spin-off, including semi-annual reviews and pricing changes, based on semi-annual reviews. These services agreements may be extended by six months, if needed, or terminated earlier, and are subject to automatic termination upon a change in control of MSF or the particular non-U.S. subsidiary, or if the Bank is prohibited from providing the service by applicable law, regulation or order. See “Certain Relationships and Related Party Transactions.”

Manner of Effecting the Distribution

The general terms and conditions relating to the spin-off are set forth in a Separation Agreement between MSF and us. As part of the spin-off, MSF has delivered 100% of the outstanding Company Shares into the Trust for the benefit of MSF and its shareholders as of the record date. All Company Shares will be held by the Trust until the Spin-off Registration Statement has been declared effective by the SEC. As soon as practical after the SEC declares the Spin-off Registration Statement effective, 80.1% of the outstanding Company Shares will be distributed to the MSF record holders, pro rata on the basis of one share of Company Class A common stock for each share of MSF class A common stock held of record on the record date and one share of Company Class B common stock for each share of MSF class B common stock held of record as of the record date. The Trust will retain the remaining 19.9% of our outstanding Class A common stock and Class B common stock until the earlier of (i) the date upon which MSF divests such shares and is no longer deemed by the Federal Reserve to “control” us under the BHC Act, provided no change in control of MSF has occurred and is continuing or (ii) one business day prior to March 15, 2020.

Direct Registration System

Company Shares will be issued in book-entry form only. For shareholders of record on the record date whose shares are registered in their own names, our transfer agent will have their Company Shares credited to their direct registration (book entry) accounts in their respective names on books and records maintained by our transfer agent and registrar. Our distribution agent will send each registered shareholder a statement reflecting their ownership of Company Shares. Direct registration (book entry) refers to a method of recording stock ownership in our records in lieu of physical certificates. Shareholders who own MSF common stock through a broker who is a participant of the Depository Trust Company, or DTC, or who hold Company Shares directly or indirectly through a DTC participant, shall have their shares credited by our transfer agent and registrar to their brokerage account, with directions for the broker to credit such shares to your brokerage account. For more information, see “— Direct Registration System” below.

We will have a direct registration (book entry) program with respect to record ownership of Company Shares. Direct registration is a form of record keeping that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire Company Shares will not receive a physical stock certificate; rather, ownership of the shares is recorded in the names of such persons electronically on our books and records. Direct registration is intended to alleviate problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our common stock.

Under direct registration, any voting, dividend and other rights and benefits of holders of our Class A and Class B common stock, respectively, will be the same as with holders of certificates, if there were any.

At or about the time of the Distribution, our distribution agent will deliver by email to MSF shareholders of record, except those with a record address in the United States, on the record date a statement generally confirming the issuance to them of the appropriate number of Company Shares through direct registration. Company shareholders will receive an annual account statement of their holdings of Company Shares in the direct registration system. Persons who, regardless of reason, do not receive a notice of their holdings of Company Shares should contact our transfer agent, us or MSF, as provided under “Inquiries” at the beginning of this information statement.

To utilize the services of a stockbroker to sell their shares, shareholders holding their shares through direct registration must first arrange to transfer their shares to their account at their broker.

Shareholders who have an account with a broker that is a DTC participant (or who hold shares through a DTC participant), may use one of two methods to arrange for transfer of their shares from their direct registration account to their brokerage account:

Method One. A shareholder may provide his broker with his personal account information contained in his direct registration statement and request that the broker initiate a transfer of the shares through the direct registration system to the broker.

Method Two. A shareholder may complete a “Broker-Dealer Authorization Form” and deliver that document to our transfer agent. The transfer agent will add appropriate stock broker information to the direct registration account so that the shareholder may by telephone or in writing transfer his shares from his direct registration account to his brokerage account.

Reasons for the Spin-off

MSF believes that the spin-off will provide MSF shareholders with opportunities and benefits, including:

•	a reduction in economic and political risks to our subsidiaries and our shareholders;

•	simplification of the Company’s and MSF’s businesses and regulation;

•	creation of new capital raising opportunities in the United States;

•	improved shareholder liquidity; and

•	reduced uncertainty for MSF and us.

Results of the Spin-off

After the spin-off, we will be a public company that is no longer a subsidiary of MSF. Immediately after the Distribution, there will be 74,212,408 shares of our Class A common stock outstanding, held by approximately 17,800 holders of record, and 53,253,157 shares of our Class B common stock outstanding, held by approximately 16,300 holders of record. See “Ownership of Our Common Stock.” MSF will, however, remain our affiliate for bank regulatory and SEC purposes until MSF is no longer deemed by the Federal Reserve to “control” us under the BHC Act or under federal securities laws. See “Supervision and Regulation — Bank Holding Company Regulation” and “Risk Factors — MSF is likely to be deemed to retain “control” over us and the Bank for Federal Reserve and BHC Act purposes, which, together with the controlling shareholder base we have in common with MSF, likely will lead to restrictions and limitations upon the relationships and transactions between MSF and us, which may adversely affect our business and results of operations.”

Our Separation Agreement with MSF will govern the relationship between us and our respective subsidiaries and MSF and its subsidiaries following the spin-off, including certain transition services provided by us to MSF and its subsidiaries. See “— Separation Agreement” and “Risk Factors — The Bank has agreed to continue to provide certain services to MSF’s subsidiaries after the spin-off, which could present additional regulatory and operational risks to us.”

The Distribution will not affect the number of outstanding shares of MSF common stock or any rights of MSF’s shareholders as MSF shareholders. Each MSF shareholder will continue to have the same number of MSF Shares regardless of the amount of Company Shares received in the spin-off.

Listing and Trading of Our Common Stock

There is no current market for our Company Shares. We intend to list shares of our Class A common stock on the Nasdaq Stock Market under the symbol “MBNAA” and intend to list shares of our Class B common stock on the Nasdaq Stock Market under the symbol “MBNAB.” None of the Company Shares nor any interest therein, nor any interest in the Trust itself, may be transferred prior to the Distribution Date. We expect that trading in our Company Shares will begin on the first trading day following the Distribution Date.

We cannot assure you as to the price at which Company Shares will trade. The price may fluctuate significantly. In addition, the combined trading prices of our Company Shares and MSF common stock held by shareholders after the Distribution Date may be less than, equal to, or greater than the trading price of MSF common stock prior to the Distribution, and will continually change.

Most of our shareholders will be located in Venezuela, and currency controls and the difficulty of establishing U.S. Dollar accounts may limit Venezuelans’ ability to sell or buy our Company Shares.

We are contemplating a Reorganization to reduce the number of our shareholders and related shareholder maintenance costs, through a merger with a newly formed subsidiary following the distribution. Presently, we contemplate that the Reorganization will provide that holders of less than approximately 300 shares of our Class A common stock or less than approximately 300 shares of our Class B common stock will receive solely the right to receive cash instead of fractional shares as a result of the Reorganization. The Reorganization may be subject to Federal Reserve approvals or waivers.

The Reorganization will be subject to the execution of a definitive agreement and necessary corporate and regulatory approvals or waivers, and a determination of the price to be paid for fractional shares resulting from the Reorganization. Such price may be based on the price of common stock realized in any IPO which we determine to conduct, or a volume weighted average price in the market prior to the Reorganization or after any IPO, or other value we may determine as appropriate. We do not expect that our shareholders will have any rights of dissent or appraisal in connection with the Reorganization. See “Risk Factors — Persons who trade in Company Shares between the Distribution and the Reorganization prior to any IPO, may realize significantly differed prices from those that may result from any Reorganization or potential IPO.”

Following the Reorganization, we plan to declare a stock split to bring the expected value of a share of our Class A common stock and a share of our Class B common stock to estimated values that we believe would improve their market liquidity.

The shares distributed to MSF shareholders will be freely transferable, except for shares beneficially owned by MSF and our “affiliates.” People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This includes our executive officers, directors and 10% or greater beneficial owners of Company Shares. Our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

MSF currently expects to dispose of the Retained Shares within 24 months of MSF’s delivery of the Company Shares to the Trust. Our Registration Rights Agreement obligates us to register, under the Securities Act, Company Shares held by the Trust on behalf of MSF. We expect to file a registration statement following the spin-off to facilitate such resales in public offerings and have agreed to cooperate in any such resales. MSF may also sell those shares from time to time in transactions exempt from registration under the Securities Act, provided, as required by the Federal Reserve, that no one buyer acquires 2% or more of our Class A common stock.

Additionally, if we determine to make a registered offering of our Company Shares, we have granted MSF “piggyback” registration rights that would require us to include certain of the Retained Shares on the same registration statement we use for our own offering. If conducted, we expect that our IPO would include a material number of shares of our Class A common stock sold by MSF.

Reason for Supplying this Information Statement

This information is being supplied by us solely to provide information to holders of MSF Shares on the record date who will receive Company Shares in the Distribution. It is not intended and should not be construed as an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after such date and we have no obligation or intention to update the information except in the normal course of our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Distribution to the holders of MSF Shares. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as may be in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This discussion assumes that the transaction will be consummated in accordance with the Separation Agreement and this information statement.

This summary is limited to holders of MSF’s common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of MSF common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a U.S. trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This discussion is not a complete description of all of the consequences of the Distribution and, in particular, does not address U.S. federal income tax considerations applicable to MSF shareholders subject to special treatment under U.S. federal income tax law. Persons subject to special treatment include, for example:

•	partnerships, S corporations and other pass-through entities;

•	non-U.S. persons, non-U.S. entities and U.S. expatriates;

•	mutual funds, banks, thrifts and other financial institutions;

•	dealers and traders in securities;

•	insurance companies;

•	tax-exempt entities and pension funds;

•	MSF shareholders who acquired their shares through a benefit plan or a tax-qualified retirement plan, or through the exercise of an employee stock option or similar derivative or otherwise as compensation;

•	MSF shareholders whose functional currency is not the U.S. Dollar;

•	MSF shareholders who hold MSF common stock as part of a “hedge,” “straddle,” “conversion,” “constructive sale,” or other integrated investment or financial transaction; and

•	MSF shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of MSF equity.

This summary does not address the U.S. federal income tax consequences to MSF shareholders who do not hold MSF common stock as a capital asset. Moreover, this discussion does not address any tax consequence of the Distribution arising under any U.S. state or local, or non-U.S. laws.

MSF shareholders are urged to consult with their own tax advisors regarding the tax consequences to them of the Distribution in light of their particular circumstances, including the applicability and effect of U.S. federal, state, and local, and non-U.S. tax laws.

The consummation of the Distribution is conditioned upon the receipt by MSF of an opinion of Jones Day, counsel to MSF and the Company, to the effect that the Distribution should qualify as a tax-free distribution under Section 355 of the Code for U.S. federal income tax purposes. The opinion of counsel is not binding on the IRS or the courts; there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Furthermore, this opinion of counsel will rely, among other things, on specified assumptions, including assumptions regarding the absence of changes in existing facts and law and the consummation of the spin-off, including the Distribution, in accordance with the Separation Agreement, and on certain representations as to factual matters made by, among others, MSF and us. Any inaccuracy in these assumptions or representations could jeopardize the conclusions reached by counsel in its opinions. Neither we nor MSF intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Distribution.

Based upon the expected Jones Day opinion, the material U.S. federal income tax consequences of the Distribution would be as follows:

•	no taxable gain or loss should be recognized by a MSF shareholder solely as the result of the receipt of Company Shares in the Distribution;

•	the aggregate tax basis of the MSF Shares and Company Shares in the hands of each MSF shareholder on record immediately after the Distribution should be the same as the aggregate tax basis of the MSF Shares held by that shareholder immediately before the Distribution, allocated between the MSF Shares and Company Shares in proportion to their relative fair market values on the Distribution Date; and

•	the holding period of Company Shares received by each MSF shareholder in the Distribution should include the holding period of its MSF Shares, provided that its MSF Shares were held as a capital asset on the date our common stock is distributed to MSF shareholders.

If, notwithstanding the conclusions in the opinion, it is ultimately determined that the Distribution does not qualify as tax-free for U.S. federal income tax purposes, then each MSF shareholder that is subject to U.S. federal income tax and that receives Company Shares in the Distribution could be treated for U.S. federal income tax purposes as receiving a taxable Distribution in an amount equal to the fair market value of such shares. Each such shareholder could be taxed on the full value of the Company Shares received, which generally would be treated first as a taxable dividend to the extent of MSF’s earnings and profits, then as a non-taxable return of capital to the extent of each such shareholder’s tax basis in his, her or its MSF common stock, and thereafter as capital gain with respect to any remaining value.

MSF shareholders that acquired different blocks of MSF common stock at different times or prices should consult their tax advisors regarding the determination of their basis and holding period for Company Shares distributed with respect to such blocks of MSF common stock.

MATERIAL VENEZUELA TAX CONSIDERATIONS

MSF has determined that the distribution of Company Shares to MSF shareholders will be taxable to persons subject to Venezuela income taxation, including holders in the United States that are not Venezuela citizens. MSF has advised us that Venezuela income tax generally is computed in cases such as this as 34% of the taxable amount of the dividend decreed, which is calculated based on the value that the Company Shares that are carried on MSF’s books, or approximately 50.8 Bolivars per MSF Share, or an aggregate of 1.8 billion Bolivars.

At the same time as it approved the Distribution, MSF declared an aggregate cash dividend of 2.6 billion Bolivars, payable in Bolivars to holders of MSF Shares on the record date for the Distribution, which has been paid. This dividend is subject to a 34% tax rate on persons subject to Venezuela income taxation, including holders in the United States that are not Venezuela citizens.

Under the treaty to avoid double taxation between Venezuela and the United States, U.S. shareholders may be subject to lower taxes in Venezuela, and may be able to deduct the tax as a credit against the United States tax on income. Since your particular facts may differ, you are strongly encouraged to consult your own tax accountants or advisors to determine the Venezuela tax consequences to you, and properly pay such taxes when due. Neither we nor MSF have any obligations to pay any taxes that MSF shareholders may incur in connection with the spin-off, or to otherwise withhold any amounts with respect to any such tax obligations.

OWNERSHIP OF OUR STOCK

MSF has owned 100% of the issued and outstanding Company Shares. As part of the spin-off, MSF placed all issued and outstanding Company Shares into the Distribution Trust for the benefit of MSF and its shareholders on the record date. The following table sets forth the projected beneficial ownership of our outstanding Class A common stock and Class B common stock, immediately after the Distribution, by:

•	each person who is known by us to be the beneficial owner of 5% or more,

•	each director, each director nominee, our chief executive officer and our two other most highly compensated officers identified in “Executive and Director Compensation,” and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership is calculated based on each person’s beneficial ownership of our Class A common stock and our Class B common stock issued and outstanding as of the Distribution Date. We expect that 74,212,408 shares of our Class A common stock and 53,253,157 shares of our Class B common stock will be issued and outstanding on the Distribution Date.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise noted in the footnotes below, each holder identified below has sole voting and investment power with respect to such securities. Unless otherwise provided, the address of each holder listed is c/o Mercantil Bank Holding Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134.

To our knowledge, except as noted below, no person or entity is the beneficial owner of more than 5% of the voting power of our stock.

	Amount and Nature of Beneficial Ownership
	Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Shares	%	Shares	%
Executive Officers and Directors
Gustavo J. Vollmer A. (1)	5,361,632	7.22%	1,244,271	2.34%
Millar Wilson	0	*	0	*
Alberto Peraza	0	*	0	*
Alfonso Figueredo	3,444	*	2,812	*
Miguel Palacios	41	*	156	*
Alberto Capriles	0	*	0	*
Miguel A. Capriles L. (2)	6,485,499	8.74%	5,318,067	9.99%
Frederick C. Copeland, Jr.	0	*	0	*
Rosa M. Costantino	13,996	*	9,030	*
Pamella J. Dana, Ph.D.	0	*	0	*
Alejandro Gonzalez S. (3)	633,457	*	40,150	*
Gustavo Marturet M. (4)	198,641	*	21,449	*
Jose Antonio Villamil	0	*	0	*
Guillermo Villar	0	*	0	*
Executive officers and directors as a group:	12,696,710	17.11%	6,635,935	12.46%

Other Greater than 5% Security Holders (5)
MSF (6)	14,767,433	19.90%	10,597,370	19.90%
Marturet family (7)	11,035,577	14.87%	710,344	1.33%
Vollmer family (8)	10,317,623	13.90%	1,999,122	3.75%
Capriles family (9)	6,485,499	8.74%	5,318,067	9.99%
Altamis, B.V. (10)	6,471,113	8.72%	5,284,887	9.92%
Marturet Medina Family (11)	6,632,668	8.94%	671,273	1.26%
Marturet companies (12)	3,815,049	5.14%	34,047	*

*	Represents less than 1% of the class.

(1)	These shares include 5,387 shares of our Class A common stock and 651 shares of our Class B common stock held by Mr. Vollmer’s wife. Gustavo J. Vollmer A. disclaims beneficial ownership of 3,108,897 shares of our Class A common stock and 1,067,061 shares of our Class B common stock included in the table above as to which he has no economic interest therein. These shares are included in the shares beneficially owned by the Vollmer family, as to which Gustavo J. Vollmer A. may be deemed to have shared voting and investment power.

(2)	Miguel A. Capriles L. disclaims beneficial ownership over 4,755,410 shares of our Class A common stock and 3,899,764 shares of our Class B common stock included in the table above and held by certain of his sisters of which he has no economic interest therein. These shares are included in the shares beneficially owned by the Capriles family and Altamis, B.V., as to which Miguel A. Capriles L. may be deemed to have shared voting and investment power.

(3)	These shares include 979 shares of our Class A common stock and 431 shares of our Class B common stock held by Mr. Gonzalez’s wife.

(4)	All of these shares are included in the shares beneficially owned by the Marturet family and the Marturet Medina family and 172,213 shares of our Class A common stock and 1,544 shares of our Class B common stock are included in the shares beneficially owned by the Marturet Companies.

(5)	This information is based solely on our records and interviews or communications with our holders and their representatives. AV Securities, Inc., or AV Securities, is the only other record holder holding more than 5% of our Class A common stock or our Class B common stock. AV Securities, a securities broker, is the record holder, holder in “street name,” of 4,995,133 shares, or 6.73%, of our Class A common stock and 18,186,040 shares, or 34.15%, of our Class B common stock for the beneficial owners of the shares of our common stock. AV Securities holds all these shares in non-discretionary accounts, where AV Securities does not have the authority to acquire, dispose or vote these shares absent direction from the account holder. Based on the information available to us at this time, we are unable to determine the beneficial holders of the shares held by AV Securities as broker. We believe, based upon information provided to us by AV Securities on March 28, 2018, that no individual or group beneficially owned more than 5% of our Class A or Class B common stock as of the record date.

(6)	MSF’s address is Av. Francisco de Miranda Urb. Los Palos Grandes, Centro Comercial El Parque, Suites C-3-10 and C-3-11, Caracas, Venezuela. For a description of certain voting arrangements relating to the Retained Shares held by the Trust, see “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Distribution Trust” in this Information Statement.

(7)	Members of the Marturet family have, in the aggregate, sole or shared voting and investment power with respect to 11,035,577 shares of our Class A common stock and 710,344 shares of our Class B common stock. These shares include the shares beneficially owned by Gustavo Marturet M. the Marturet Medina family and the Marturet Companies and are included in the table above.

There are no voting agreements or other arrangements among the members of the Marturet family regarding the 11,035,577 shares of our Class A common stock and 710,344 shares of our Class B common stock and, accordingly, the members of the Marturet family are not deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act with respect to such shares. Each member of the Marturet family disclaims beneficial ownership of any of our Company Shares as to which such member does not have sole or shared voting or investment power.

(8)

Members of the Vollmer family, including Gustavo J. Vollmer A., certain other Vollmer family members and certain non-profit foundations controlled by members of the Vollmer family, have in the aggregate sole or shared voting and investment power with respect to 10,317,623 shares of our Class A common stock and 1,999,122 shares of our Class B common stock. These shares include the 2,252,735 shares of our Class A common stock and 177,210 shares of our Class B common stock beneficially owned by Gustavo J. Vollmer

A. The Vollmer family disclaims beneficial ownership of 1,206,315 shares of our Class A common stock and 156,734 shares of our Class B common stock, as to which no family member has any economic interest.

There are no voting agreements or other arrangements among the members of the Vollmer family regarding the 10,317,623 shares of our Class A common stock and 1,999,122 shares of our Class B common stock. Accordingly, the members of the Vollmer family are not deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act with respect to such shares. Each member of the Vollmer family disclaims beneficial ownership of any of our Company Shares as to which such member does not have sole or shared voting or investment power.

(9)	Members of the Capriles family, including Miguel A. Capriles L. and certain of his sisters, have sole or shared voting and investment power with respect to 6,485,499 shares of our Class A common stock and 5,318,067 shares of our Class B common stock. These shares include the shares beneficially owned by Miguel A. Capriles L. and Altamis B.V. and are included in the table above.

There are no voting agreements or other arrangements among the members of the Capriles family regarding the 6,485,499 shares of our Class A common stock and 5,318,067 shares of our Class B common stock. Accordingly, the members of the Capriles family are not deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act with respect to such shares. Each member of the Capriles family disclaims beneficial ownership of any of our Company Shares as to which such member does not have sole or shared voting or investment power.

(10)	Altamis, B.V. is a Curacao corporation owned by Miguel A. Capriles L. and certain of his sisters, who have sole or shared voting and investment power over all of these shares. These shares are included in the shares beneficially owned by Miguel A. Capriles L. and the Capriles family and included in the table above.

(11)	These shares consist of shares held individually by members of the Marturet Medina family, certain of the shares held by the Marturet Companies and by certain trusts and entities controlled by Mrs. Gustavo Marturet Machado. Mrs. Gustavo Marturet Machado has sole or shared voting and investment power over 5,605,961 shares of our Class A common stock and 647,370 shares of our Class B common stock. Mrs. Gustavo Marturet Machado disclaims beneficial ownership over 561,993 shares of our Class A common stock and 73,856 shares of our Class B common stock in which she has no economic interest therein. All of these shares are included in the shares beneficially owned by the Marturet family and by Gustavo Marturet M. and included in the table above. The table includes 1,003,213 shares of our Class A common stock and 8,887 shares of our Class B common stock beneficially owned by the Marturet Companies.

There are no voting agreements or other arrangements among the members of the Marturet Medina family regarding the 6,632,668 shares of our Class A common stock and 671,273 shares of our Class B common stock and, accordingly, the members of the Marturet Medina family are not deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act with respect to such shares. Each member of the Marturet Medina family disclaims beneficial ownership of any of our Company Shares as to which such member does not have sole or shared voting or investment power.

(12)	These shares consist of shares held by certain trusts and companies under common control by and/or for the benefit of certain members of the Marturet family. Voting and investment power over shares held by the companies included in the Marturet Companies is exercised by the board of directors of such company, which makes decisions with respect to the shares by majority vote or consensus, as applicable. Voting and investment power over shares held by the trusts included in the Marturet Companies is exercised by the applicable trustee in a fiduciary capacity. Accordingly, each member of the Marturet family disclaims beneficial ownership of any of our Company Shares held by Marturet companies and in which they have no economic interest therein. 172,213 shares of our Class A common stock and 1,544 shares of our Class B common stock are included in the shares beneficially owned by Gustavo Marturet M. and in the table above. All of these shares also are included in the shares held by the Marturet family and included in the table above, and 1,003,213 of these shares of our Class A common stock and 8,887 of these shares of our Class B common stock are included in the shares held by the Marturet Medina family and included in the table above.

DESCRIPTION OF CAPITAL STOCK

The following information reflects our amended and restated articles of incorporation and amended and restated bylaws as in effect at the date of the Information Statement.

Authorized Capital Stock

Our authorized capital stock consists of 400 million shares of Class A common stock, 100 million shares of Class B common stock and 50 million shares of Preferred Stock. Upon the SEC declaring our Spin-off Registration Statement effective, our Class A common stock and Class B common stock will be registered under the Exchange Act.

The following statements set forth the material terms of our authorized capital stock; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our amended and restated articles of incorporation, which have been filed as an exhibit to the Spin-off Registration Statement, of which this information statement is a part. Following the Distribution, our shares of Class A common stock and Class B common stock will be held by approximately 20,000 shareholders.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of our Class A common stock are entitled to share ratably upon liquidation of the Company, and in dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor.

We anticipate that upon the Distribution, there will be 74,212,408 shares of our Class A common stock outstanding. Following the Distribution we expect that there will be approximately 17,800 holders of our Class A common stock.

Class B Common Stock

Holders of shares of our Class B common stock have no voting rights, except as mandated by Florida law, and separately as a voting group as to amendments or changes to our articles of incorporation that would significantly and adversely affect the rights of Class B common stock, or upon a reorganization event, such as a merger, where the Class B common stock does not remain outstanding or the rights and powers of the Class B common stock are changed materially and adversely. If and when we ask our shareholders to approve our recommendation of independent certified accountants for a given fiscal year, holders of shares of our Class B common stock will be entitled to one-tenth of a vote for each share, voting together with the holders of the Class A common stock on the matter. Shares of Class B common stock otherwise have the same rights and entitlements as the Class A common stock, including the right to share ratably upon liquidation of the Company, and in dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor, except that shares of Class B common stock are not entitled to receive dividends in the form of shares of Class A common stock. Shares of Class B common stock are not convertible into Shares of Class A common stock.

We anticipate that upon the Distribution, there will be 53,253,157 shares of our Class B common stock outstanding. Following the Distribution we expect that there will be approximately 16,300 holders of our Class B common stock.

Preferred Stock

Our board of directors has the authority to fix the price, dividend rates, rights, preferences, privileges and restrictions, including voting rights, of one or more series of our preferred stock, from time to time, without any further vote or action by our shareholders. There are currently no shares of our preferred stock outstanding.

Anti-Takeover Effects of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, Florida Law and U.S. Banking Laws

Some provisions of our amended and restated articles of incorporation and amended and restated bylaws, as well as certain provisions of Florida law and U.S. banking laws, could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and takeover bids that are not in the best interest of our shareholders. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of this increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Authorized but Unissued Shares of Common Stock. Immediately after the spin-off, we expect to have approximately 325,787,592 shares of Class A common stock and 46,746,843 shares of Class B common stock authorized but unissued, and available for future issuance without additional shareholder approval, except as otherwise restricted by the rules of the Nasdaq Stock Market, Florida law, or federal banking laws. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Undesignated Preferred Stock. Our amended and restated articles of incorporation authorize 50 million shares of preferred stock, which our board has the authority, without any further vote or action by our shareholders, to issue from time to time, in one or more series of preferred stock, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid, or the shares may contain terms, such as “poison pill” rights, that a potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the Company Shares at a premium over the market price of the Company Shares, and may adversely affect the market price of, and the voting and other rights of the holders of, the Company Shares.

Size of Board and Vacancies. Our amended and restated articles of incorporation provide that the number of directors on our board will be fixed exclusively by our board. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board resulting from death, resignation, retirement, disqualification, removal from office or other causes will be filled solely by the vote of our remaining directors in office.

Shareholder Meetings. Under our amended and restated articles of incorporation, a special meeting of shareholders may only be called by our board, the chairman, CEO, or president, or by the holders of not less than 25% of all the votes entitled to be cast on any issue proposed. In addition, our shareholders are prohibited from taking action by written consent.

Advance Notice Requirements. Our amended and restated bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors before an annual meeting of our shareholders, or to bring other business before an annual or special meeting of our shareholders. The amended and restated bylaws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, a meeting must deliver to our corporate secretary a written notice of the shareholder’s intention to do so. These provisions make it more procedurally difficult for a shareholder to place a proposal or nomination on the meeting agenda, and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or seek a shareholder vote with respect to other matters that are not supported by management. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Florida Law and Federal Banking Laws

The Florida Business Corporation Act contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The Florida Business Corporation Act also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The Florida Business Corporation Act defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

Furthermore, the BHC Act and Change in Bank Control Act banking laws impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of bank holding companies. These laws could delay or prevent an acquisition.

Annual Meeting of Shareholders

Our amended and restated bylaws provide that an annual meeting of shareholders will be held each year on a date fixed by resolution of our board. The first annual meeting of our shareholders after the spin-off is expected to be held in 2019.

In order for a shareholder to bring, pursuant to our amended and restated bylaws, nominations or other proposals before the 2019 annual shareholders meeting, the shareholder must comply with the requirements for shareholder proposals set forth in our amended and restated bylaws and described in a proxy statement that we will prepare and distribute relating to such meeting.

Transfer Agent and Registrar

Computershare Trust Company, N.A., and Computershare, Inc. will be the transfer agent and registrar for all Company Shares.

Stock Exchange Listing

We intend to list shares of our Class A common stock on the Nasdaq Stock Market under the symbol “MBNAA” and intend to list shares of our Class B common stock on the Nasdaq Stock Market under the symbol “MBNAB.” There is currently no established public trading market for our Class A common stock or Class B common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our Company Shares in the public market could adversely affect our Company Shares’ prevailing market price. Upon completion of the Distribution, we will have outstanding an aggregate of 74,212,408 shares of our Class A common stock and 53,253,157 shares of our Class B common stock. The actual number of shares of our Company Shares to be distributed will be determined on the record date for the Distribution based on the number of shares of MSF Class A common stock and Class B common stock outstanding on the record date. All of the shares distributed to MSF shareholders of record on the record date, except for the Retained Shares, will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by our “affiliates” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration, including, without limitation, under Rule 144, which is summarized below.

Rule 144

Rule 144 may be available to affiliates of the Company who meet all applicable terms of such Rule. Rule 144 is expected to be available to affiliates of the Company six months after the date the Spin-off Registration Statement becomes effective, provided the Company has been subject to Exchange Act, Section 13(d) or 15(d) reporting for at least 90 days before a sale and is current in all reports specified in Rule 144(c)(1).

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of Company Shares then outstanding, which will equal 742,124 shares of Class A common stock and 532,531 shares of Class B common stock immediately after the Distribution, or

•	the average weekly trading volume of our Company Shares during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

MSF has agreed to not sell or dispose of Company Shares, generally prior to the 90th day following the effectiveness of the Spin-off Registration Statement. If an IPO or other underwritten public offering of Company Shares is undertaken, we expect that the underwriters will require MSF, and MSF’s and our directors, executive officers and controlling persons to enter into lock-up agreements to not sell or dispose of Company Shares for up to 180 days in the case of an IPO. Such lock-ups may be waived in the sole discretion of the managing underwriters.

MSF Registration Rights

We have entered into a registration rights agreement with MSF, pursuant to which we have agreed to file a resale registration statement under the Securities Act for MSF’s resale, from time to time, of its Company Shares. Also, if we determine to undertake our own offering of securities, we have granted MSF “piggyback” registration rights that would require us to include, subject to certain conditions, Company Shares held by MSF on the same registration statement we use for our own offering. If we engage in an IPO or other public offering, we expect these offerings will be limited to shares of our Class A common stock, and that such offerings will include Class A common stock held by MSF as Retained Shares. MSF will only have piggyback registration rights to the same class of Company Shares offered by the Company. See “Certain Relationships and Related Party Transactions —Certain Related Party Transactions — Registration Rights Agreement.”

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act permits, under certain circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of a corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any such third-party action by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person (1) did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or (2) with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In the case of proceedings by or in the right of the corporation, the statute permits indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and certain amounts paid in settlement in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is made where such person is adjudged liable, unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, determines that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, the statute provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Also, under the statute, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Our amended and restated articles of incorporation provide that our officers and directors will be indemnified by us to the fullest extent authorized by Florida law and any other applicable law, as it now exists or may in the future be amended.

Our amended and restated bylaws contain indemnification provisions similar to the Florida Business Corporation Act, and further provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents in their capacities as such, or serving at the request of us, against any liabilities asserted against such persons and incurred by such persons in any capacity, or arising of such persons status as such, whether or not we would have the power to indemnify such persons against such liability under our amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors and officers, or for persons controlling us, pursuant to our amended and restated articles of incorporation, amended and restated bylaws or the Florida Business Corporation Act, we acknowledge that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition to the authority granted to us by the Florida Business Corporation Act to indemnify our directors, certain other provisions of the Florida Business Corporation Act have the effect of further limiting the personal liability of our directors. For example, a director of a Florida corporation cannot be held personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy except in the case of certain qualifying breaches of the director’s duties.

AVAILABLE INFORMATION

We have filed with the SEC the Spin-off Registration Statement under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the Company Shares being distributed to MSF’s shareholders in the Distribution. This information statement does not contain all of the information set forth in the Spin-off Registration Statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the Spin-off Registration Statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our Company Shares, we refer you to the Spin-off Registration Statement, including its exhibits and the schedules filed as a part of it. You may read and copy the Spin-off Registration Statement and its exhibits and schedules at the SEC’s Public Reference Room Office at 100 F. Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the Spin-off Registration Statement by mail from the Public Reference Section of the SEC at 100 F. Street, N.E., Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Spin-off Registration Statement is available to the public from commercial document retrieval services and at the SEC’s website located at http://www.sec.gov.

We intend to furnish the holders of our Company Shares with annual reports containing financial statements audited by an independent certified public accounting firm and make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

After the Distribution, we will be subject to the informational requirements of the Exchange Act and will therefore be required to file reports, proxy statements and other information with the SEC. Information that we file with the SEC after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof, or since the respective dates of information contained herein.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

*	All references to “Notes” from pages F-3 through F-55 pertain to our audited consolidated financial statements, unless otherwise stated.

**	All references to “Notes” from pages F-56 through F-77 pertain to our unaudited interim consolidated financial statements, unless otherwise stated.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mercantil Bank Holding Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mercantil Bank Holding Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, of changes in stockholder’s equity, and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

Certified Public Accountants

Fort Lauderdale, Florida

March 12, 2018, except for the effects of the revision discussed in Note 10 to the consolidated financial statements as to which the date is June 15, 2018.

We have served as the Company’s auditor since 1987.

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Ft. Lauderdale, Florida 33301.

T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Consolidated Balance Sheets

(in thousands of dollars, except per share data)	December 31, 2017	December 31, 2016
Assets
Cash and due from banks	$44,531	$32,956
Interest earning deposits with banks	108,914	102,033

Cash and cash equivalents	153,445	134,989

Securities
Available for sale	1,687,157	2,123,247
Held to maturity	89,860	—
Federal Reserve Bank and Federal Home Loan Bank stock	69,934	59,490
Loans held for sale	5,611	—
Loans, gross	6,066,225	5,764,761
Less: Allowance for loan losses	72,000	81,751

Loans, net	5,994,225	5,683,010
Bank owned life insurance	200,318	164,860
Premises and equipment, net	129,357	148,712
Deferred tax assets, net	14,583	30,730
Goodwill	19,193	19,193
Accrued interest receivable and other assets	73,084	70,033

	$8,436,767	$8,434,264

Liabilities and Stockholder’s Equity
Deposits
Demand
Noninterest bearing	$895,710	$1,106,834
Interest bearing	1,496,749	1,736,136
Savings and money market	1,684,080	1,897,136
Time	2,246,434	1,837,259

Total deposits	6,322,973	6,577,365
Advances from the Federal Home Loan Bank and other borrowings	1,173,000	931,000
Junior subordinated debentures held by trust subsidiaries	118,110	118,110
Securities sold under agreements to repurchase	—	50,000
Accounts payable, accrued liabilities and other liabilities	69,234	53,052

	7,683,317	7,729,527

Commitments and contingencies (Note 16)

Stockholder’s equity (Notes 1 and 22)
Class A common stock, $0.10 par value, 400,000,000 shares authorized; 74,212,408 shares issued and outstanding in 2017 and 2016	7,421	7,421
Class B common stock, $0.10 par value, 100,000,000 shares authorized; 53,253,157 shares issued and outstanding in 2017 and 2016	5,325	5,325
Additional paid in capital	359,008	359,008
Retained earnings	387,829	343,678
Accumulated other comprehensive loss	(6,133)	(10,695)

	753,450	704,737

	$8,436,767	$8,434,264

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Consolidated Statements of Operations and Comprehensive Income

	Years ended December 31,
(in thousands of dollars, except per share data)	2017	2016	2015
Interest income
Loans	$223,765	$188,526	$160,893
Investment securities	47,913	49,495	46,898
Interest earning deposits with banks	1,642	806	408

Total interest income	273,320	238,827	208,199

Interest expense
Interest bearing demand deposits	394	653	1,187
Savings and money market deposits	8,856	8,306	7,426
Time deposits	26,787	16,576	8,016
Advances from the Federal Home Loan Bank	18,235	10,971	8,787
Junior subordinated debentures	7,456	7,129	6,868
Securities sold under agreements to repurchase	1,882	3,259	3,630

Total interest expense	63,610	46,894	35,914

Net interest income	209,710	191,933	172,285
(Reversal of) provision for loan losses	(3,490)	22,110	11,220

Net interest income after (reversal of) provision for loan losses	213,200	169,823	161,065

Noninterest income
Deposits and service fees	19,560	20,928	21,147
Brokerage, advisory and fiduciary activities	20,626	20,282	19,047
Change in cash surrender value of bank owned life insurance	5,458	4,422	438
Cards and trade finance servicing fees	4,589	4,250	5,175
Data processing, rental income and fees for other services to related parties	3,593	4,409	4,342
Securities (losses) gains, net	(1,601)	1,031	1,062
Other noninterest income	19,260	6,948	3,545

Total noninterest income	71,485	62,270	54,756

Noninterest expense
Salaries and employee benefits	131,800	129,681	122,230
Occupancy and equipment	17,381	18,368	16,441
Professional and other services fees	16,399	11,937	16,892
FDIC assessments and insurance	7,624	7,131	7,579
Telecommunication and data processing	9,825	8,392	7,494
Depreciation and amortization	9,040	9,130	8,381
Other operating expenses	15,567	13,664	13,245

Total noninterest expenses	207,636	198,303	192,262

Net income before income tax	77,049	33,790	23,559
Income tax expense	(33,992)	(10,211)	(8,514)

Net income	43,057	23,579	15,045

Other comprehensive income (loss), net of tax
Net unrealized holding gains (losses) on securities available for sale arising during the year	3,577	(3,839)	(11,456)
Net unrealized holding gains (losses) on cash flow hedges arising during the year	152	3,598	(114)
Reclassification adjustment for net losses (gains) included in net income	833	(1,004)	(1,258)

Other comprehensive income (loss)	4,562	(1,245)	(12,828)

Comprehensive income	$47,619	$22,334	$2,217

Basic and diluted earnings per share:
Net income available to common shareholders	$43,057	$23,579	$15,045
Basic and diluted weighted average shares outstanding	127,465,565	127,465,565	127,465,565

Basic and diluted income per common share	0.34	0.18	0.12

The accompanying notes are an integral part of these consolidated financial statements.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Consolidated Statements of Changes in Stockholder’s Equity

Each of the Three Years Ended December 31, 2017

	Common Stock				Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Class A		Class B
(in thousands of dollars, except per share data)	Shares Issued and Outstanding	Par value	Shares Issued and Outstanding	Par value
Balances at December 31, 2014	74,212,408	$7,421	53,253,157	$5,325	$359,008	$305,054	$3,378	$680,186
Net income	—	—	—	—	—	15,045	—	15,045
Other comprehensive loss	—	—	—	—	—	—	(12,828)	(12,828)

Balances at December 31 2015	74,212,408	$7,421	53,253,157	$5,325	$359,008	$320,099	$(9,450)	$682,403
Net income	—	—	—	—	—	23,579	—	23,579
Other comprehensive loss	—	—	—	—	—	—	(1,245)	(1,245)

Balance at December 31 2016	74,212,408	$7,421	53,253,157	$5,325	$359,008	$343,678	$(10,695)	$704,737
Net income	—	—	—	—	—	43,057	—	43,057
Reclassification of tax law impact on AOCI	—	—	—	—	—	1,094	(1,094)	—
Other comprehensive income	—	—	—	—	—	—	5,656	5,656

Balance at December 31 2017	74,212,408	$7,421	53,253,157	$5,325	$359,008	$387,829	$(6,133)	$753,450

The accompanying notes are an integral part of these consolidated financial statements.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Consolidated Statements of Cash Flows

	Years ended December 31,

(in thousands of dollars)	2017	2016	2015
Cash flows from operating activities
Net income	$43,057	$23,579	$15,045
Adjustments to reconcile net income to net cash provided by operating activities
(Reversal of) provision for loan losses	(3,490)	22,110	11,220
Net premium amortization on securities	19,357	27,264	36,702
Depreciation and amortization	9,040	9,130	8,381
Increase in cash surrender value of bank owned life insurance	(5,458)	(4,422)	(438)
Net gain on sale of premises and equipment	(11,319)	(1,956)	(189)
Deferred taxes, securities net gains or losses and others	14,684	(4,705)	(2,315)
Net changes in operating assets and liabilities
Loans held for sale	(5,705)	(4,730)	(2,788)
Accrued interest receivable and other assets	(1,257)	(7,937)	(3,118)
Account payable, accrued liabilities and other liabilities	14,373	16,935	1,134

Net cash provided by operating activities	73,282	75,268	63,634

Cash flows from investing activities
Purchases of investment securities
Available for sale	(231,675)	(1,084,029)	(633,527)
Held to maturity securities	(90,196)	—	—
Federal Reserve Bank and Federal Home Loan Bank stock	(41,044)	(53,350)	(59,143)
Maturities, sales and calls of investment securities
Available for sale	655,305	986,041	707,557
Held to maturity securities	315	—	—
Federal Reserve Bank and Federal Home Loan Bank stock	30,600	44,253	58,749
Net increase in loans	(393,636)	(259,931)	(420,742)
Proceeds from loan sales	85,767	105,164	84,107
Purchase of bank owned life insurance	(30,000)	(60,000)	(100,000)
Purchases of bank premises and equipment	(8,606)	(8,535)	(15,028)
Net proceeds from sales of premises and equipment and others	30,737	8,159	5,137

Net cash provided by (used in) investing activities	7,567	(322,228)	(372,890)

Cash flows from financing activities
Net decrease in demand, savings and money market accounts	(663,568)	(388,520)	(278,204)
Net increase in time deposits	409,175	446,211	522,798
Net decrease in securities sold under agreements to repurchase	(50,000)	(23,488)	(25,887)
Proceeds from Advances from the Federal Home Loan Bank and other banks	1,771,500	2,239,000	1,781,800
Repayments of Advances from the Federal Home Loan Bank and other banks	(1,529,500)	(2,029,536)	(1,741,800)

Net cash (used in) provided by financing activities	(62,393)	243,667	258,707

Net increase (decrease) in cash and cash equivalents	18,456	(3,293)	(50,549)
Cash and cash equivalents
Beginning of year	134,989	138,282	188,831

End of year	153,445	134,989	138,282

Supplemental disclosures of cash flow information
Cash paid:
Interest	$61,590	$46,109	$35,035
Income taxes	18,881	9,264	10,137
Noncash investing activities:
Loans transferred to other assets	319	5,545	2,475
Loans held for sale exchanged for securities	4,710	4,659	2,762

The accompanying notes are an integral part of these consolidated financial statements.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

1.	Organization and Summary of Significant Accounting Policies

Mercantil Bank Holding Corporation (the “Company”), a Florida Corporation incorporated in 1985 and operating since January 1987, is a bank holding company registered under the Bank Holding Company Act of 1956. The Company’s principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Servicios Financieros, C.A. (“MSF”), a corporation domiciled in the Bolivarian Republic of Venezuela.

On December 15, 2017, MSF shareholders voted to approve the spin-off of the Company from MSF. Following the spin-off, the Company will operate as a separate organization. In connection with the spin-off, each MSF shareholder of record will be entitled to receive one share of the Company’s Class A and Class B common stock for each share of MSF of the same class held by the MSF record holder as of the record date, which is to be determined by MSF’s Board of Directors as soon as practicable. MSF will retain shares of the Company’s common stock representing 19.9% of the Company’s outstanding common stock, through MSF’s beneficial interest in a newly-created trust for the benefit of MSF’s shareholders of record, until such time as MSF can divest those shares. The spin-off is expected to be completed in the first half of 2018, subject to the receipt of various regulatory actions, including the effectiveness of a registration statement to be filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). In February 2018, the Company’s Articles of Incorporation were amended and restated. See Note 22. “Subsequent Events” for additional information.

In October 2008, MSF, the Company and various individuals as Voting Trustees (“Voting Trustees”), entered into a Voting Trust Agreement (the “Voting Trust”). The Voting Trust’s purposes are to promote the interests of Mercantil Bank, N.A. (the “Bank”) and expand its business in the United States by facilitating access to the United States’ capital markets, and to provide continued appropriate corporate governance of the Bank upon the occurrence of certain changes or threatened changes in control of MSF not approved by MSF’s board of directors (“Control Changes”). The Voting Trust was amended and restated in 2017 to clarify its terms and governance, and to extend the Voting Trust’s original 10-year term by an additional 25 years.

The Voting Trust is organized under the laws of Florida and is a grantor trust for Federal income tax purposes. It holds all the issued and outstanding shares of capital stock of Mercantil Florida Bancorp, Inc., which is the Bank’s immediate parent and sole shareholder. The Voting Trust is a “company” subject to supervision and regulation under the Bank Holding Company of 1956 (the “BHC Act”). The Voting Trust has issued Voting Trust certificates representing the entire interest in the Voting Trust to the Company. In the event of Control Changes in MSF, the Voting Trustees, may cancel the existing Voting Trust certificates and distribute these to MSF’s shareholders pro rata to preserve the Bank and MSF’s shareholders’ economic interests in the Bank. No Control Change had occurred as of December 31, 2017.

The Company has determined that it is the sole beneficial owner of the Voting Trust. Accordingly, the Voting Trust’s financial statements are consolidated with the Company’s financial statements for regulatory reporting purposes.

The Bank and its subsidiaries have been serving the communities in which they operates for over 35 years. The Bank is headquartered in the City of Coral Gables, Florida and has 23 Banking Centers, including 15 located in South Florida, seven in the Greater Houston area, Texas and a loan production office in New York City, New York. As the main operating subsidiary of the Company, the Bank offers a wide variety of domestic, international, personal and commercial banking services. Investment, trust, fiduciary and wealth management

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

services are provided through the Bank’s main operating subsidiaries Mercantil Investment Services, Inc. and Mercantil Trust Company, N.A.

Most of the Company’s investments are U.S. government, U.S. government agencies and U.S. government-sponsored entity securities. Most of the Company’s banking activity is with domestic customers located within the States of Florida, Texas and New York, and with international customers located in Latin America. The Company’s banking activities are concentrated in its primary markets. The Company does not have any significant concentrations to any one customer.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these consolidated financial statements. Subsequent events have been evaluated through March 12, 2018, the date when these consolidated financial statements were available to be issued. See Note 22. “Subsequent Events” for additional information.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying consolidated financial statements. These policies conform with generally accepted accounting principles in the United States (U.S. GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include: i) the determination of the allowance for loan losses; (ii) the fair values of securities, bank owned life insurance and the reporting unit to which goodwill has been assigned during the annual goodwill impairment test; and (iii) the determination of whether the amount of deferred tax assets will more likely than not be realized. Management believes that these estimates are appropriate. Actual results could differ from these estimates.

Income Recognition

Interest income is generally recognized on the accrual basis using the interest method. Non-refundable loan origination fees, net of direct costs of originating or acquiring loans, as well as loan purchase premiums and discounts, are deferred and amortized over the term of the related loans as adjustments to interest income using the level yield method. Purchase premiums and discounts on debt securities are amortized as adjustments to interest income over the estimated lives of the securities using the level yield method.

Brokerage and advisory activities include brokerage commissions and advisory fees. Brokerage commissions earned are related to the dollar amount of trading volume of customers’ transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Advisory fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

of assets managed during the period. These fees are assessed and collected quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis. Fiduciary activities fee income is recognized as earned on a pro rate basis over the term of contracts.

Card servicing fees include credit card issuance fees, and debit and credit card interchange fees. Annual credit card membership fees are generally recognized in the period over which the cardholders are entitled to use the cards. Interchange fees are recognized when earned. Trade finance servicing fees are generally recognized over the service period on a straight line basis.

Earnings per Share

Basic and diluted earnings per share are computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each period. As of December 31, 2017, 2016 and 2015, the Company had no outstanding dilutive instruments. Changes in the number of shares outstanding as a result of stock dividends, stock splits, stock exchanges or reverse stock splits are given effect retroactively for all periods presented to reflect those changes in capital structure. See Note 22. “Subsequent Events” for additional information.

Cash and Cash Equivalents

The Company has defined as cash equivalents those highly liquid instruments purchased with an original maturity of three months or less and include cash and cash due from banks, federal funds sold and deposits with banks.

The Company must comply with federal regulations requiring the maintenance of minimum reserve balances against its deposits. At December 31, 2017 and 2016, these reserve balances amounted to approximately $1.2 million and $4.2 million, respectively.

Securities

The Company classifies its investments in securities as available for sale and held to maturity. Securities classified as available for sale are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”) in stockholder’s equity on an after-tax basis. Securities classified as held to maturity are securities the Company has both the ability and intent to hold until maturity and are carried at amortized cost. Investments in stock issued by the Federal Reserve Bank of Atlanta (“FRB”) and Federal Home Loan Bank of Atlanta (“FHLB”) are stated at their original cost, which approximates their realizable value. Realized gains and losses from sales of securities are recorded on the trade date and are determined using the specific identification method. Securities purchased are recorded on the consolidated balance sheets as of the trade date. Receivables and payables to and from clearing organizations relating to outstanding transactions are included in other assets or other liabilities. At December 31, 2017 and 2016 securities receivables amounted to $6.5 million and $5.6 million, respectively.

The Company considers an investment security to be impaired when a decline in fair value below the amortized cost basis is other-than-temporary. When an investment security is considered to be other-than-temporarily impaired, the cost basis of the individual investment security is written down through earnings by an amount that corresponds to the credit component of the other-than-temporary impairment. The amount of the

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

other-than-temporary impairment that corresponds to the noncredit component of the other-than-temporary impairment is recorded in AOCI and is associated with securities which the Company does not intend to sell and it is more likely than not that the Company will not be required to sell the securities prior to the recovery of its fair value.

The Company estimates the credit component of other-than-temporary impairment using a discounted cash flow model. The Company estimates the expected cash flows of the underlying collateral using third party vendor models that incorporate management’s best estimate of current key assumptions, such as default rates, loss severity and prepayment rates (based on historical performance and stress test scenarios). Assumptions used can vary widely from security to security and are influenced by such factors as current debt service coverage ratio, historical prepayment rates, expected prepayment rates, and loans’ current interest rates. The Company then uses, as it deems appropriate, a third party vendor to determine how the underlying collateral cash flows will be distributed to each security. The present value of an impaired debt security results from estimating its future cash flows, discounted at the security’s effective interest rate. The Company expects to recover the remaining noncredit related unrealized losses included as a component of AOCI.

Loans Held for Sale

Loans are transferred into the held for sale classification at the lower of carrying amount or fair value when they are specifically identified for sale and a formal plan exists to sell them.

Loans

Loans represent extensions of credit which the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff. These extensions of credit consist of commercial real estate (including land acquisition, development and construction loans), single-family residential, commercial loans, loans to financial institutions and acceptances, and consumer loans. Amounts included in the loan portfolio are stated at the amount of unpaid principal, reduced by unamortized net deferred loan fees and origination costs and an allowance for loan losses. Unamortized net deferred loan fees and origination costs amounted to $7.4 million and $5.3 million at December 31, 2017 and 2016, respectively.

A loan is placed in nonaccrual status when management believes that collection in full of the principal amount of the loan or related interest is in doubt. Management considers that collectability is in doubt when any of the following factors are present, among others: (1) there is a reasonable probability of inability to collect principal, interest or both, on a loan for which payments are current or delinquent for less than ninety days; and (2) when a required payment of principal, interest or both is delinquent for ninety days or longer, unless the loan is considered well secured and in the process of collection in accordance with regulatory guidelines. Once a loan to a single borrower has been placed in nonaccrual status, management reviews all loans to the same borrower to determine their appropriate accrual status. When a loan is placed in nonaccrual status, accrual of interest and amortization of net deferred loan fees or costs are discontinued, and any accrued interest receivable is reversed against interest income.

Payments received on a loan in nonaccrual status are generally applied to its outstanding principal amount, unless there are no doubts on the full collection of the remaining recorded investment in the loan. When there are no doubts on the full collection of the remaining recorded investment in the loan, and there is sufficient documentation to support the collectability of that amount, payments of interest received may be recorded as interest income.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

A loan in nonaccrual status is returned to accrual status when none of the conditions noted when first placed in nonaccrual status are currently present, none of its principal and interest is past due, and management believes there are reasonable prospects of the loan performing in accordance with its terms. For this purpose, management generally considers there are reasonable prospects of performance in accordance with the loan terms when at least six months of principal and interest payments or principal curtailments have been received, and current financial information of the borrower demonstrates that performance will continue into the near future.

The total outstanding principal amount of a loan is reported as past due thirty days following the date of a missed scheduled payment, based on the contractual terms of the loan.

Loans which have been modified because the borrowers were experiencing financial difficulty and the Company, for economic or legal reasons related to the debtors’ financial difficulties, granted a concession to the debtors that it would not have otherwise considered, are accounted for as troubled debt restructurings.

Allowance for Loan Losses

The allowance for loan losses represents an estimate of the current amount of principal that is probable the Company will be unable to collect given facts and circumstances as of the evaluation date, and includes amounts arising from loans individually and collectively evaluated for impairment. These estimated amounts are recorded through a provision for loan losses charged against income. Management periodically evaluates the adequacy of the allowance for loan losses to ensure it is maintained at a reasonable level to provide for recognized and unrecognized but inherent losses in the loan portfolio. The Company uses the same methods used to determine the allowance for loan losses, to assess any reserves needed for off-balance sheet credit risks such as unfunded loan commitments and contingent obligations on letters of credit. These reserves for off-balance sheet credit risks are presented in the liabilities section in the consolidated balance sheets.

The Company develops and documents its methodology to determine the allowance for loan losses at the portfolio segment level. The Company determines its loan portfolio segments based on the type of loans it carries and their associated risk characteristics. The Company’s loan portfolio segments are: Real Estate, Commercial, Financial Institutions, Consumer and Other. Loans in these portfolio segments have distinguishing borrower needs and differing risks associated with each product type.

Real estate loans include commercial loans secured by real estate properties. Commercial loans secured by non-owner occupied real estate properties are generally granted to finance the acquisition or operation of commercial real estate properties, with terms similar to the properties’ useful lives or the operating cycle of the businesses. The main source of repayment of these real estate loans is derived from cash flows or conversion of productive assets and not from the income generated by the disposition of the property held as collateral. The main repayment source of loans granted to finance land acquisition, development and construction projects is generally derived from the disposition of the properties held as collateral, with the repayment capacity of the borrowers and any guarantors considered as alternative sources of repayment.

Commercial loans correspond to facilities established for specific business purposes such as financing working capital and capital improvements projects and asset-based lending, among others. These may be loan commitments, uncommitted lines of credit to qualifying customers, short term (one year or less) or longer term credit facilities, and may be secured, unsecured or partially secured. Terms on commercial loans generally do not exceed five years, and exceptions are documented. Commercial loans secured by owner-occupied real estate properties are generally granted to finance the acquisition or operation of commercial real estate properties, with

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

terms similar to the properties’ useful lives or the operating cycle of the businesses. The main source of repayment of these commercial real estate loans is derived from cash flows and not from the income generated by the disposition of the property held as collateral. Commercial loans to borrowers in similar businesses or products with similar characteristics or specific credit requirements are generally evaluated under a standardized commercial credit program. Commercial loans outside the scope of those programs are evaluated on a case by case basis, with consideration of any exposure under an existing commercial credit program.

Loans to financial institutions and acceptances are facilities granted to fund certain transactions classified according to their risk level, and primarily include trade financing facilities through letters of credits, bankers’ acceptances, pre and post-export financing, and working capital loans, among others. Loans in this portfolio segment are generally granted for terms not exceeding three years and on an unsecured basis under the limits of an existing credit program, primarily to the largest financial institutions that our credit analyzes indicate are of high quality in Brazil, Chile, Colombia, Mexico and Peru, as well as a limited number of other countries in Latin America. Prior to approval, management also considers cross-border and portfolio limits set forth in its programs and credit policies.

Consumer and other loans are retail open-end and closed-end credits extended to individuals for household, family and other personal expenditures. These loans include loans to individuals secured by their personal residence, including first mortgage, home equity and home improvement loans as well as revolving credit card agreements. Because these loans generally consist of a large number of relatively small-balance, homogeneous loans, their risk is generally evaluated collectively.

An individual loan is considered impaired when it is probable that the Company will be unable to collect all amounts due, including both principal and interest, according to the contractual terms of the loan agreement. The Company generally considers as impaired all loans in nonaccrual status, and other loans classified in accordance with an internal risk grading system exceeding a defined threshold when it is probable that an impairment exists and the amount of the potential impairment is reasonably estimable. To determine when it is probable that an impairment exists, the Company considers the extent to which a loan may be inadequately protected by the current net worth and paying capacity of the borrower or any guarantor, or by the current value of the assets pledged as collateral.

When a loan is considered impaired, the potential impairment is measured as the excess of the carrying value of the loan over the present value of expected future cash flows at the measurement date, or the fair value of the collateral in the case where the loan is considered collateral-dependent. If the amount of the present value of the loan’s expected future cash flows exceeds the loan’s carrying amount, the loan is still considered impaired but no impairment is recorded. The present value of an impaired loan results from estimating its future cash flows, discounted at the loan’s effective interest rate. In the case of loans considered collateral-dependent, which are generally certain real estate loans for which repayment is expected to be provided solely by the operation or sale of the underlying collateral, the potential impairment is measured based on the fair value of the asset pledged as collateral. The allowance for loan losses on loans considered troubled debt restructuring is generally determined by discounting the restructured cash flows by the original effective rate of the loan.

Loans that do not meet the criteria of an individually impaired loan are collectively evaluated for impairment. These loans include large groups of smaller homogeneous loan balances, such as loans in the consumer and other loan portfolio segment, and all other loans that have not been individually identified as impaired. This group of collective loans is evaluated for impairment based on measures of historical losses associated with loans within their respective portfolio segments adjusted by a variety of qualitative factors. These

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

qualitative factors incorporate the most recent data reflecting current economic conditions, industry performance trends or obligor concentrations within each portfolio segment, among other factors. Other adjustments may be made to the allowance for loans collectively evaluated for impairment based on any other pertinent information that management considers may affect the estimation of the allowance for loan losses, including a judgmental assessment of internal and external influences on credit quality that are not fully reflected in historical loss or their risk rating data. The measures of historical losses and the related qualitative adjustments are updated quarterly and semi-annually, respectively, to incorporate the most recent loan loss data reflecting current economic conditions.

Loans to borrowers that are domiciled in foreign countries, primarily loans in the Financial Institutions portfolio segment, are also evaluated for impairment by assessing the probability of additional losses arising from the Company’s exposure to transfer risk. The Company defines transfer risk exposure as the possibility that a loan obligation cannot be serviced in the currency of payment because the borrower’s country of origin may not have sufficient available currency of payment or may have put restraints on its availability, such as currency controls. To determine an individual country’s transfer risk probability, the Company assigns numerical values corresponding to the perceived performance of that country in certain macroeconomic, social and political factors generally considered in the banking industry for evaluating a country’s transfer risk. A defined country’s transfer risk probability is assigned to that country based on an average of the individual scores given to those factors, calculated using an interpolation formula. The results of this evaluation are also updated semi-annually.

Loans in the real estate, commercial and financial institutions portfolio segments are charged off against the allowance for loan losses when they are considered uncollectable. These loans are considered uncollectable when a loss becomes evident to management, which generally occurs when the following conditions are present, among others: (1) a loan or portions of a loan are classified as “loss” in accordance with the internal risk grading system; (2) a collection attorney has provided a written statement indicating that a loan or portions of a loan are considered uncollectible; and (3) the carrying value of a collateral-dependent loan exceeds the appraised value of the asset held as collateral.

Consumer and other retail loans are charged off against the allowance for loan losses at the earlier of (1) when management becomes aware that a loss has occurred, or (2) when closed-end retail loans become past due 120 cumulative days or open-end retail loans become past due 180 cumulative days from the contractual due date. For open and closed-end retail loans secured by residential real estate, any outstanding loan balance in excess of the fair value of the property, less cost to sell, is charged off no later than when the loan is 180 days past due. Consumer and other retail loans may not be charged off when management can clearly document that a past due loan is well secured and in the process of collection such that collection will occur regardless of delinquency status in accordance with regulatory guidelines applicable to these types of loans.

Recoveries on loans represent collections received on amounts that were previously charged off against the allowance for loan losses. Recoveries are credited to the allowance for loan losses when received, to the extent of the amount previously charged off against the allowance for loan losses on the related loan. Any amounts collected in excess of this limit are first recognized as interest income, then as a reduction of collection costs, and then as other income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales or purchases when control over the assets has been surrendered by the transferor. Control over transferred assets is deemed to be surrendered when the assets have

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

been isolated from the transferor, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the transferor does not maintain effective control over the transferred assets.

Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease. Repairs and maintenance are charged to operations as incurred; renewals, betterments and interest during construction are capitalized. Gains or losses on sales of premises and equipment are recorded as other noninterest income or noninterest expense at the date of the sales.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of recognition and measurement of an impairment loss, when the independent and identifiable cash flow of a single asset may not be determinable, the long-lived asset may be grouped with other assets of like cash flows. Recoverability of an asset or group of assets to be held and used is measured by comparing the carrying amount with future undiscounted net cash flows expected to be generated by the asset or group of assets. If an asset is considered impaired, the impairment recognized is generally measured by the amount by which the carrying amount of the asset or group exceeds its fair value.

Bank Owned Life Insurance

Bank owned life insurance policies (“BOLI”) are recorded at the cash surrender value of the insurance contracts, which represent the amount that may be realizable under the contracts, at the consolidated balance sheet dates. Changes to the cash surrender value are recorded as other noninterest income in the consolidated statements of operations.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company and the majority of its wholly owned subsidiaries are included in the consolidated income tax return of the Company and its subsidiaries as members of the same consolidated tax group.

Under the intercompany income tax allocation policy, the Company and the subsidiaries included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the subsidiaries included in the consolidated group pay their allocation of income taxes to the Company, or receive payments from the Company to the extent that tax benefits are realized.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Goodwill

Goodwill is not amortized but is reviewed for potential impairment at the reporting unit level on an annual basis, or on an interim basis if events or circumstances indicate a potential impairment. The impairment test is performed in two steps. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed as a second step. In that second step, the implied fair value of the reporting unit’s goodwill is compared to the carrying amount of goodwill allocated to that reporting unit. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value at the measurement date. At December 31, 2017 and 2016, goodwill was considered not impaired and, therefore, no impairment charges were recorded.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are classified as secured borrowings and are reflected at the amount of cash received in connection with the transaction.

Derivative Instruments

Derivative instruments are recognized on the consolidated balance sheet as other assets or other liabilities, at their respective fair values. The accounting for changes in the fair value of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship. For derivative instruments that have not been designated and qualified as hedging relationships, the change in their fair value is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is initially recognized as a component of other comprehensive income (loss), and subsequently reclassified into earnings in the same period during which the hedged transactions affect earnings. The ineffective portion of the gain or loss, if any, is recognized immediately in earnings. The Company has designated certain derivatives as cash flow hedges. Management periodically evaluates the effectiveness of these hedges in offsetting the fluctuations in cash flows due to changes in benchmark interest rates.

Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by U.S. GAAP. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities that are traded in an active exchange market, as well as certain U.S. securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange traded instruments which value is determined by using a pricing model with inputs that are observable in the market or can be derived principally from, or corroborated by, observable

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

market data. This category generally may include U.S. Government and U.S. Government Sponsored Enterprise mortgage backed debt securities and corporate debt securities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recently Issued Accounting Pronouncements

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the Financial Accounting Standards Board (“FASB”) issued guidance that allows a reclassification from AOCI to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate. The amount of the reclassification is the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate pursuant to H.R. 1, An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal year 2018, known as the Tax Cuts and Jobs Act of 2017 (“the 2017 Tax Act”). This guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted for (1) public business entities for reporting periods for which financial statements have not been issued, and (2) for other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company early-adopted this guidance and reclassified the effect of remeasuring net deferred tax assets related to items within AOCI to retained earnings resulting in a $1.1 million increase in retained earnings in 2017.

Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued targeted amendments to the guidance for recognition, presentation and disclosure of hedging activities. These targeted amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The amendments also simplify the application of hedge accounting guidance. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is in the process of determining whether the adoption of this guidance will have a material impact on the Company’s consolidated financial statements and disclosures.

Statement of Cash Flows Classification of Certain Receipts and Payments

In August 2016 , the FASB issued specific guidance for the classification of a number of cash receipts and payments, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, proceeds from the settlement of insurance claims and proceeds from the settlement of bank-

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

owned life insurance policies. The new guidance is effective for years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for private companies, and for years beginning after December 15, 2017 and interim periods within those fiscal years for public companies. Early adoption is permitted. The Company is in the process of understanding whether this new guidance will have a material impact on its consolidated statement of cash flows when adopted.

Accounting for Credit Losses on Financial Instruments

In June 2016, the FASB issued new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, for private companies, and for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, for public companies. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is in the process of determining whether these changes will have a material impact on its consolidated financial position or results of operations or disclosures.

Accounting for Leases

In February 2016, the FASB issued guidance for the recognition and measurement of all leases. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for most leases within the scope of the guidance. There were no significant changes to the guidance for lessors. The standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, for private companies, and for fiscal periods beginning after December 15, 2018, and interim periods within those fiscal years, for public companies. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition at the beginning of the earliest comparative period presented, and provides for certain practical expedients. The Company is in the process of determining whether this new guidance will have a material impact on its consolidated financial position, results of operations and disclosures, when adopted.

Recognition and Measurement of Financial Instruments

In January 2016, the FASB issued changes to the guidance on the recognition and measurement of financial instruments. The changes include, among others, the removal of the available-for-sale category for equity securities and updates to certain disclosure requirements. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for private companies, and for fiscal periods beginning December 15, 2017, and interim periods within those fiscal years, for public companies, with limited early adoption permitted. The Company is in the process of determining whether these changes will have a material impact on its consolidated financial position or results of operations or disclosures.

Revenue from Contracts with Customers

In May 2014, the FASB issued a common revenue standard for recognizing revenue from contracts with customers. This new standard establishes principles for reporting information about the nature, amount, timing,

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amended effective date is annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019, for private companies, and for annual reporting periods beginning after December 15, 2017, and interim periods within that reporting period, for public companies. Earlier adoption continues to be permitted. The Company is in the process of determining whether the new guidance will have a material impact on its consolidated financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the December 31, 2016 and 2015 consolidated financial statements to conform to current year presentation.

2.	Interest Earning Deposits with Banks

At December 31, 2017 and 2016 interest earning deposits with banks are comprised of deposits with the FRB in the amount of approximately $109 million and $102 million, respectively. At December 31, 2017 and 2016, the average interest rate on these deposits was approximately 1.10% and 0.51%, respectively. These deposits mature within one year.

3.	Securities

Amortized cost and approximate fair values of securities available for sale are summarized as follows:

	December 31, 2017

	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands of dollars)		Gains	Losses
U.S. government sponsored enterprise debt securities	$889,396	$1,784	$(15,514)	$875,666
Corporate debt securities	310,781	3,446	(835)	313,392
U.S. government agency debt securities	293,908	870	(3,393)	291,385
Municipal bonds	179,524	2,343	(1,471)	180,396
Mutual funds	24,262	—	(645)	23,617
U.S. treasury securities	2,700	2	(1)	2,701

	$1,700,571	$8,445	$(21,859)	$1,687,157

	December 31, 2016

	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands of dollars)		Gains	Losses
U.S. government sponsored enterprise debt securities	$1,017,957	$4,497	$(17,991)	$1,004,463
U.S. government agency debt securities	553,257	2,519	(6,692)	549,084
Corporate debt securities	370,042	2,468	(1,256)	371,254
Municipal bonds	171,693	167	(4,971)	166,889
Mutual funds	24,260	—	(645)	23,615
Foreign sovereign debt	5,228	9	—	5,237
U.S. treasury securities	2,701	9	(5)	2,705

	$2,145,138	$9,669	$(31,560)	$2,123,247

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

At December 31, 2017, the Company had no foreign sovereign debt securities. At December 31, 2016, foreign sovereign debt available for sale securities included only securities issued or guaranteed by the government of Colombia.

The Company’s investment securities available for sale with unrealized losses that are deemed temporary, aggregated by length of time that individual securities have been in a continuous unrealized loss position, are summarized below:

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
(in thousands of dollars)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. government sponsored enterprise debt securities	$333,232	$(2,956)	$485,555	$(12,558)	$818,787	$(15,514)
U.S. government agency debt securities	92,138	(728)	128,316	(2,665)	220,454	(3,393)
Municipal bonds	4,895	(8)	76,003	(1,463)	80,898	(1,471)
Corporate debt securities	94,486	(751)	3,694	(84)	98,180	(835)
Mutual funds	—	—	23,375	(645)	23,375	(645)
U.S. treasury securities	—	—	2,199	(1)	2,199	(1)

	$524,751	$(4,443)	$719,142	$(17,416)	$1,243,893	$(21,859)

	December 31, 2016
	Less Than 12 Months		12 Months or More		Total
(in thousands of dollars)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. government sponsored enterprise debt securities	$735,759	$(16,212)	$57,914	$(1,779)	$793,673	$(17,991)
U.S. government agency debt securities	183,299	(1,659)	263,526	(5,033)	446,825	(6,692)
Municipal bonds	140,864	(4,971)	—	—	140,864	(4,971)
Corporate debt securities	116,073	(1,255)	1,111	(1)	117,184	(1,256)
Mutual funds	23,375	(645)	—	—	23,375	(645)
U.S. treasury securities	2,195	(5)	—	—	2,195	(5)

	$1,201,565	$(24,747)	$322,551	$(6,813)	$1,524,116	$(31,560)

At December 31, 2017 and 2016 debt securities issued by U.S. government-sponsored entities and agencies held by the Company were issued by institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these debt securities and it is more likely than not that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired.

Unrealized losses on municipal and corporate debt securities, at December 31, 2017 and 2016, are attributable to normal fluctuations in interest rates and investment securities markets, and as a result, temporary in nature. In addition, the issuers of these debt securities are considered to be high quality, and management does not intend to sell these investments and it is more likely than not that it will not be required to sell these investments before their anticipated recovery. As a result, the Company does not consider these securities to be other-than-temporarily impaired.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Amortized cost and approximate fair values of securities held to maturity at December 31, 2017 are summarized as follows:

	December 31, 2017
	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands of dollars)		Gains	Losses
U.S. government sponsored enterprise debt securities	$86,826	$47	$(441)	$86,432
U.S. Government agency debt securities	3,034	—	—	3,034

	$89,860	$47	$(441)	$89,466

Contractual maturities of securities at December 31, 2017 are as follows:

	Available for Sale		Held to Maturity
(in thousands of dollars)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$6,745	$6,737	$—	$—
After 1 year through 5 years	272,928	273,483	—	—
After 5 years through 10 years	252,512	252,315	—	—
After 10 years	1,144,124	1,131,005	89,860	89,466
No contractual maturities	24,262	23,617	—	—

	$1,700,571	$1,687,157	$89,860	$89,466

Actual maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Proceeds from sales and calls of securities available for sale in 2017 and 2016 were approximately $393 million and $584 million, respectively, with gross realized gains of $2.6 million and gross realized losses of $4.2 million in 2017, gross realized gains of $7.3 million and gross realized losses of $6.2 million in 2016.

At December 31, 2017 and 2016, securities available for sale with a fair value of approximately $246 million and $371 million, respectively, were pledged as collateral to secure securities sold under agreements to repurchase and advances from the FHLB.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

4.	Loans

The loan portfolio consists of the following loan classes:

(in thousands of dollars)	2017	2016
Real estate loans
Commercial
Nonowner-occupied	$1,745,839	$1,445,243
Multi-family residential	795,912	669,659
Land development and construction loans	421,285	429,085

	2,963,036	2,543,987
Single-family residential	515,237	476,840
Owner-occupied	429,803	463,040

	3,908,076	3,483,867
Commercial loans	1,529,572	1,742,192
Loans to financial institutions and acceptances	497,626	416,293
Consumer loans and overdrafts	130,951	122,409

	$6,066,225	$5,764,761

The amounts in the table above include loans under syndication facilities for approximately $989 million and $996 million at December 31, 2017 and 2016, respectively. These loans are primarily designed for providing working capital to certain qualified domestic and international commercial entities meeting strict credit quality criteria and concentration limits, and approved in accordance with credit policies.

While maintaining a diversified loan portfolio, the Company is dependent mostly on the economic conditions that affect South Florida, greater Houston and the greater New York City area, especially the five New York City boroughs. Also, the Company’s loans to financial institutions and acceptances primarily include trade financing facilities through letters of credits, bankers’ acceptances, pre and post-export financing, and working capital loans, among others. Loans in this portfolio segment are generally granted for terms not exceeding three years and on an unsecured basis under the limits of an existing credit program, primarily to the largest financial institutions that we believe are of the highest quality in Brazil, Chile, Colombia, Mexico and Peru, as well as other countries in Latin America. Diversification is managed through policies with limitations for exposure to individual or related debtors and for country risk exposure.

The following tables summarize international loans by country, net of loans fully collateralized with cash of approximately $32 million and $63 million at December 31, 2017 and 2016, respectively.

	December 31, 2017
(in thousands of dollars)	Brazil	Venezuela	Chile	Others (1)	Total
Real estate loans
Single-family residential (2)	$219	$145,069	$179	$7,246	$152,713
Loans to financial institutions and acceptances	129,372	—	93,000	258,811	481,183
Commercial loans	8,451	—	—	60,843	69,294
Consumer loans and overdrafts	3,046	37,609	1,364	10,060	52,079

	$141,088	$182,678	$94,543	$336,960	$755,269

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(1)	Includes loans to borrowers in eighteen other countries which do not individually exceed 1% of total assets.
(2)	Includes mortgage loans for single-family residential properties located in the U.S.

	December 31, 2016
(in thousands of dollars)	Brazil	Venezuela	Colombia	Others (1)	Total
Real estate loans
Single-family residential (2)	$233	$147,041	$1,947	$5,620	$154,841
Commercial loans	79,738	468	19,704	138,375	238,285
Loans to financial institutions and acceptances	151,493	—	84,667	170,803	406,963
Consumer loans and overdrafts	2,757	36,639	1,070	7,385	47,851

	$234,221	$184,148	$107,388	$322,183	$847,940

(1)	Includes loans to borrowers in twenty other countries which do not individually exceed 1% of total assets.
(2)	Includes mortgage loans for single-family residential properties located in the U.S.

The age analysis of the loan portfolio by class, including nonaccrual loans, as of December 31, 2017 and 2016 are summarized in the following tables:

	December 31, 2017
	Total Loans, Net of Unearned Income		Past Due				Total Loans in Nonaccrual Status	Total Loans 90 Days or More Past Due and Accruing
(in thousands of dollars)		Current	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due
Real estate loans
Commercial
Nonowner occupied	$1,745,839	$1,745,686	$—	$—	$153	$153	$162	$—
Multi-family residential	795,912	795,912	—	—	—	—	—	—
Land development and construction loans	421,285	421,285	—	—	—	—	—	—

	2,963,036	2,962,883	—	—	153	153	162	—
Single-family residential	515,237	504,204	6,609	2,421	2,003	11,033	5,004	226
Owner-occupied	429,803	423,560	1,571	503	4,169	6,243	10,398	—

	3,908,076	3,890,647	8,180	2,924	6,325	17,429	15,564	226
Commercial loans	1,529,572	1,523,329	1,814	5	4,424	6,243	11,103	—
Loans to financial institutions and acceptances	497,626	497,626	—	—	—	—	—	—
Consumer loans and overdrafts	130,951	130,846	57	29	19	105	55	—

	$6,066,225	$6,042,448	$10,051	$2,958	$10,768	$23,777	$26,722	$226

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	December 31, 2016
	Total Loans, Net of Unearned Income		Past Due				Total Loans in Nonaccrual Status	Total Loans 90 Days or More Past Due and Accruing
(in thousands of dollars)		Current	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due
Real estate loans
Commercial
Nonowner occupied	$1,445,243	$1,444,591	$346	$—	$305	$651	$1,169	$—
Multi-family residential	669,659	660,394	—	—	9,265	9,265	9,265	—
Land development and construction loans	429,085	426,366	—	—	2,719	2,719	2,719	—

	2,543,987	2,531,351	346	—	12,289	12,635	13,153	—
Single-family residential	476,840	464,051	4,675	1,433	6,681	12,789	8,893	116
Owner-occupied	463,040	449,582	2,819	1,713	8,926	13,458	17,090	—

	3,483,867	3,444,984	7,840	3,146	27,896	38,882	39,136	116
Commercial loans	1,742,192	1,718,789	4,141	—	19,262	23,403	31,236	—
Loans to financial institutions and acceptances	416,293	416,293	—	—	—	—	—	—
Consumer loans and overdrafts	122,409	120,489	1,098	443	380	1,921	74	370

	$5,764,761	$5,700,555	$13,079	$3,589	$47,538	$64,206	$70,446	$486

At December 31, 2017 and 2016, loans with an outstanding principal balance of $1,476 million and $1,040 million, respectively, were pledged as collateral to secure advances from the FHLB.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

5.	Allowance for Loan Losses

An analysis by loan segment of the changes in the allowance for loan losses for the years ended December 31, 2017, 2016 and 2015, and its allocation by impairment methodology and the related investment in loans, net as of December 31, 2017, 2016 and 2015 are summarized in the following tables.

	December 31, 2017
(in thousands of dollars)	Real Estate	Commercial	Financial Institutions	Consumer and Others	Total
Balances at beginning of year	$31,055	$40,555	$5,304	$4,837	$81,751
(Reversal of) provision for loan losses	(1,607)	359	(942)	(1,300)	(3,490)
Loans charged-off
Domestic	(97)	(1,979)	—	(424)	(2,500)
International	—	(6,166)	—	(757)	(6,923)
Recoveries	895	962	—	1,305	3,162

Balances at end of year	$30,246	$33,731	$4,362	$3,661	$72,000

Allowance for loan losses by impairment methodology
Individually evaluated	$—	$2,866	$—	$—	$2,866
Collectively evaluated	30,246	30,865	4,362	3,661	69,134

	$30,246	$33,731	$4,362	$3,661	$72,000

Investment in loans, net of unearned income
Individually evaluated	$1,318	$20,907	$—	$374	$22,599
Collectively evaluated	2,816,541	2,169,596	497,626	559,863	6,043,626

	$2,817,859	$2,190,503	$497,626	$560,237	$6,066,225

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	December 31, 2016
(in thousands of dollars)	Real Estate	Commercial	Financial Institutions	Consumer and Others	Total
Balances at beginning of year	$19,253	$43,812	$9,226	$4,752	$77,043
(Reversal of) provision for loan losses	7,990	16,733	(3,922)	1,309	22,110
Loans charged-off
Domestic	(94)	(1,496)	—	(224)	(1,814)
International	—	(19,610)	—	(1,186)	(20,796)
Recoveries	3,906	1,116	—	186	5,208

Balances at end of year	$31,055	$40,555	$5,304	$4,837	$81,751

Allowance for loan losses by impairment methodology
Individually evaluated	$—	$6,596	$—	$—	$6,596
Collectively evaluated	31,055	33,959	5,304	4,837	75,155

	$31,055	$40,555	$5,304	$4,837	$81,751

Investment in loans, net of unearned income
Individually evaluated	$13,888	$51,236	$—	$4,205	$69,329
Collectively evaluated	2,391,363	2,371,350	416,336	516,383	5,695,432

	$2,405,251	$2,422,586	$416,336	$520,588	$5,764,761

	December 31, 2015
(in thousands of dollars)	Real Estate	Commercial	Financial Institutions	Consumer and Others	Total
Balances at beginning of year	$17,591	$34,349	$9,849	$3,596	$65,385
(Reversal of) provision for loan losses	1,059	9,352	(623)	1,432	11,220
Loans charged-off
Domestic	(197)	(1,612)	—	(162)	(1,971)
International	—	(73)	—	(300)	(373)
Recoveries	800	1,796	—	186	2,782

Balances at end of year	$19,253	$43,812	$9,226	$4,752	$77,043

Allowance for loan losses by impairment methodology
Individually evaluated	$—	$9,094	$—	$—	$9,094
Collectively evaluated	19,253	34,718	9,226	4,752	67,949

	$19,253	$43,812	$9,226	$4,752	$77,043

Investment in loans, net of unearned income
Individually evaluated	$22,404	$61,254	$—	$3,361	$87,019
Collectively evaluated	1,797,383	2,514,798	742,622	481,400	5,536,203

	$1,819,787	$2,576,052	$742,622	$484,761	$5,623,222

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The following is a summary of the recorded investment amount of loan sales by portfolio segment in the years ended December 31, 2017, 2016 and 2015:

(in thousands of dollars)	Real Estate	Commercial	Financial Institutions	Consumer and others	Total
2017	$15,040	$35,260	$40,177	$—	$90,477

2016	$9,151	$72,597	$23,500	$—	$105,248

2015	$7,893	$45,714	$30,500	$—	$84,107

The following is a summary of impaired loans as of December 31, 2017 and 2016:

	December 31, 2017
	Recorded Investment
(in thousands of dollars)	With a Valuation Allowance	Without a Valuation Allowance	Total	Average	Total Unpaid Principal Balance	Valuation Allowance	Interest Income Recognized
Real estate loans
Commercial
Nonowner occupied	$—	$—	$—	$143	$—	$—	$—
Multi-family residential	—	1,318	1,318	7,898	1,330	—	54
Land development and construction loans	—	—	—	1,359	—	—	—

	—	1,318	1,318	9,400	1,330	—	54
Single-family residential	—	877	877	3,100	871	—	1,101
Owner-occupied	—	9,488	9,488	13,080	10,494	—	11

	—	11,683	11,683	25,580	12,695	—	1,166
Commercial loans	7,173	3,743	10,916	18,653	16,940	2,866	12
Loans to financial institutions and acceptances	—	—	—	—	—	—	—
Consumer loans and overdrafts	—	—	—	—	—	—	—

	$7,173	$15,426	$22,599	$44,233	$29,635	$2,866	$1,178

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	December 31, 2016
	Recorded Investment
(in thousands of dollars)	With a Valuation Allowance	Without a Valuation Allowance	Total	Average	Total Unpaid Principal Balance	Valuation Allowance	Interest Income Recognized
Real estate loans
Commercial
Nonowner occupied	$—	$885	$885	$4,105	$1,600	$—	$314
Multi-family residential	—	10,758	10,758	6,107	10,771	—	64
Land development and construction loans	—	2,719	2,719	8,454	2,719	—	450

	—	14,362	14,362	18,666	15,090	—	828
Single-family residential	—	6,852	6,852	5,391	8,146	—	186
Owner-occupied	—	16,529	16,529	15,466	17,916	—	201

	—	37,743	37,743	39,523	41,152	—	1,215
Commercial loans	21,536	10,050	31,586	23,165	31,600	6,596	1,984
Loans to financial institutions and acceptances	—	—	—	—	—	—	—
Consumer loans and overdrafts	—	—	—	5	—	—	—

	$21,536	$47,793	$69,329	$62,693	$72,752	$6,596	$3,199

The recorded investment in loans considered troubled debt restructuring (“TDR”) completed during 2017 totaled approximately $1.5 million as of December 31, 2017 ($12.3 million as of December 31, 2016 for TDR loans completed in 2016, and $6.3 million as of December 31, 2015 for TDR loans completed in 2015). In 2017, there was one commercial real estate owner-occupied TDR loan for $0.6 million completed since 2016, which subsequently defaulted under the modified terms of the loan agreement. In 2016, there were four commercial real estate owner-occupied TDR loans totaling $3.0 million, and six single-family residential TDR loan totaling $2.9 million completed since 2015, which subsequently defaulted under the modified terms of the loan agreement. In 2015, there no TDR loans completed since 2014, which subsequently defaulted under the modified terms of the loan agreement. In 2017, the Company charged-off $6.0 million against the allowance for loan losses as a result of the designation of a commercial loan as TDR. In 2017, 2016 and 2015, all TDR loans were commercial and real estate loans under modified terms that did not substantially impact the allowance for loan losses since these impaired loans were recorded at their realizable value, which approximated their fair value previous to their designation as TDR loans.

Credit Risk Quality

The sufficiency of the allowance for loan losses is reviewed monthly by the Chief Risk Officer and the Chief Financial Officer. These recommendations are reviewed and approved monthly by the Executive Committee. The Board of Directors considers the allowance for loan losses as part of its review of the Company’s consolidated financial statements. As of December 31, 2017 and 2016, the Company considers the allowance for loan losses to be sufficient to absorb losses in the loans portfolio in accordance with U.S. GAAP.

Loans may be classified but not considered impaired due to one of the following reasons: (1) the Company has established minimum dollar amount thresholds for loan impairment testing, which results in loans under

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

those thresholds being excluded from impairment testing and therefore not included in impaired loans; (2) classified loans may be considered nonimpaired because collection of all amounts due is probable.

As part of the on-going monitoring of the credit quality of the Company’s loan portfolio, management tracks certain credit quality indicators including trends related primarily to (i) the risk rating of loans, (ii) the loan payment status, (iii) net charge-offs, (iv) nonperforming loans and (v) the general economic conditions in the main geographies where the Company’s borrowers conduct their businesses.

The Company utilizes a credit risk rating system to identify the risk characteristics of each of its loans. Loans are rated on a quarterly basis (or more frequently when the circumstances require it) on a scale from 1 (worst credit quality) to 10 (best credit quality). Loans are then grouped in five master risk categories for purposes of monitoring rising levels of potential loss risks and to enable the activation of collection or recovery processes as defined in the Company’s Credit Risk Policy. The following is a summary of the master risk categories and their associated loan risk ratings, as well as a description of the general characteristics of the master risk category:

Loan Risk Rating
Master risk category
Nonclassified	4 to 10
Classified	1 to 3
Substandard	3
Doubtful	2
Loss	1

Nonclassified

This category includes loans considered as Pass and Special Mention. A loan classified as pass is considered of sufficient quality to preclude a lower adverse rating. These loans are generally well protected by the current net worth and paying capacity of the borrower or by the value of any collateral received. Special Mention loans are defined as having potential weaknesses that deserve management’s close attention which, if left uncorrected, could potentially result in further credit deterioration. Special Mention loans may include loans originated with certain credit weaknesses or that developed those weaknesses since their origination.

Classified

This classification indicates the presence of credit weaknesses which could make loan repayment unlikely, such as partial or total late payments and other contractual defaults.

Substandard

A loan classified substandard is inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. They are characterized by the distinct possibility that the Company will sustain some loss if the credit weaknesses are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual assets.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Doubtful

These loans have all the weaknesses inherent in a loan classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. These are poor quality loans in which neither the collateral, if any, nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time. As a result, the possibility of loss is extremely high; in fact, there is a permanent impairment in the collateral securing the loan.

Loss

Loans classified as loss are considered uncollectible and of such little value that the continuance as bankable assets is not warranted. This classification does not mean that the assets have absolutely no recovery or salvage value, but not to the point where a write-off should be deferred even though partial recoveries may occur in the future. This classification is based upon current facts, not probabilities. As a result, loans in this category should be promptly charged off in the period in which they surface as uncollectible.

The Company’s investment in loans by credit quality indicators as of December 31, 2017 and 2016 are summarized in the following tables.

	December 31, 2017
	Credit Risk Rating
		Classified
(in thousands of dollars)	Nonclassified	Substandard	Doubtful	Loss	Total
Real estate loans
Commercial
Nonowner occupied	$1,745,677	$162	$—	$—	$1,745,839
Multi-family residential	795,912	—	—	—	795,912
Land development and construction loans	421,285	—	—	—	421,285

	2,962,874	162	—	—	2,963,036
Single-family residential	509,368	5,869	—	—	515,237
Owner-occupied	417,694	12,109	—	—	429,803

	3,889,936	18,140	—	—	3,908,076
Commercial loans	1,513,375	16,197	—	—	1,529,572
Loans to financial institutions and acceptances	497,626	—	—	—	497,626
Consumer loans and overdrafts	125,762	5,189	—	—	130,951

	$6,026,699	$39,526	$—	$—	$6,066,225

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	December 31, 2016
	Credit Risk Rating
		Classified
(in thousands of dollars)	Nonclassified	Substandard	Doubtful	Loss	Total
Real estate loans
Commercial
Nonowner occupied	$1,441,148	$4,095	$—	$—	$1,445,243
Multi-family residential	660,253	9,406	—	—	669,659
Land development and construction loans	426,366	2,719	—	—	429,085

	2,527,767	16,220	—	—	2,543,987
Single-family residential	467,831	9,009	—	—	476,840
Owner-occupied	442,071	20,969	—	—	463,040

	3,437,669	46,198	—	—	3,483,867
Commercial loans	1,710,394	31,798	—	—	1,742,192
Loans to financial institutions and acceptances	416,293	—	—	—	416,293
Consumer loans and overdrafts	117,189	5,220	—	—	122,409

	$5,681,545	$83,216	$—	$—	$5,764,761

Credit Risk Quality Indicators - Consumer Loan Classes

The credit risk quality of the Company’s residential real estate and consumer loan portfolios is evaluated by considering the repayment performance of individual borrowers, and then classified on an aggregate or pool basis. Loan secured by real estate in these classes which have been past due 90 days or more, and 120 days (non-real estate secured) or 180 days or more, are classified as Substandard and Loss, respectively. When the Company has documented that past due loans in these classes are well-secured and in the process of collection, then the loans may not be classified. These indicators are updated at least quarterly.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Single-family residential loans portfolio:

	As of December 31,
	2017		2016		2015
(in thousands of dollars, except percentages)	Loan Balance	%	Loan Balance	%	Loan Balance	%
Accrual Loans
Current	$502,118	97.45%	$461,761	96.84%	$417,332	97.21%

30-60 Days Past Due	6,025	1.17%	4,675	0.98%	2,807	0.65%
60-90 Days Past Due	1,864	0.36%	1,395	0.29%	1,258	0.29%
90+ Days Past Due	226	0.04%	116	0.02%	—	0.00%

	8,115	1.58%	6,186	1.30%	4,065	0.95%

Total Accrual Loans	$510,233	99.03%	$467,947	98.14%	$421,397	98.16%

Non-Accrual Loans
Current	$2,086	0.40%	$2,290	0.48%	$3,820	0.89%

30-60 Days Past Due	584	0.11%	—	0.00%	—	0.00%
60-90 Days Past Due	557	0.11%	38	0.01%	530	0.12%
90+ Days Past Due	1,777	0.34%	6,565	1.38%	3,561	0.83%

	2,918	0.57%	6,603	1.38%	4,091	0.95%

Total Non-Accrual Loans	5,004	0.97%	8,893	1.86%	7,911	1.84%

	$515,237	100.00%	$476,840	100.00%	$429,308	100.00%

Consumer loans and overdrafts:

	As of December 31,
	2017		2016		2015
(in thousands of dollars, except percentages)	Loan Balance	%	Loan Balance	%	Loan Balance	%
Accrual Loans
Current	$130,830	99.91%	$120,446	98.40%	$125,229	98.55%

30-60 Days Past Due	48	0.04%	1,076	0.88%	745	0.59%
60-90 Days Past Due	18	0.01%	443	0.36%	168	0.13%
90+ Days Past Due	—	0.00%	370	0.30%	809	0.64%

	66	0.05%	1,889	1.54%	1,722	1.36%

Total Accrual Loans	$130,896	99.96%	$122,335	99.94%	$126,951	99.91%

Non-Accrual Loans
Current	$16	0.01%	$43	0.04%	$32	0.03%

30-60 Days Past Due	9	0.01%	22	0.02%	—	—%
60-90 Days Past Due	11	0.01%	—	—%	47	0.04%
90+ Days Past Due	19	0.01%	9	0.01%	39	0.03%

	39	0.03%	31	0.03%	86	0.07%

Total Non-Accrual Loans	$55	0.04%	$74	0.06%	$118	0.09%

Total Loans	$130,951	100.00%	$122,409	100.00%	$127,069	100.00%

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The Company generally takes into account the views of its regulators as to loan classification and impairment.

6.	Premises and Equipment, Net

Premises and equipment, net include the following:

	December 31,
(in thousands of dollars)	2017	2016	Estimated Useful Lives (in Years)
Land	$18,307	$19,325	NA
Buildings and improvements	93,848	115,053	10–30
Equipment leased under operating lease	19,626	19,626	15
Furniture and equipment	19,832	19,903	3–10
Computer equipment and software	29,749	27,968	3
Leasehold improvements	18,260	18,732	5–10
Work in progress	6,532	4,474	NA

	$206,154	$225,081
Less: Accumulated depreciation and amortization	(76,797)	(76,369)

	$129,357	$148,712

In 2017 and 2016, the Company sold properties with a carrying value of approximately $19.1 million and $1.0 million, respectively, and realized a gain on sale of approximately $11.3 million and $2.0 million, respectively. There were no significant sales of property and equipment in 2015.

Depreciation and amortization expense was approximately $9.0 million, $9.1 million and $8.4 million at December 31, 2017, 2016 and 2015, respectively. In 2017 and 2016 fully-depreciated equipment with an original cost of approximately $1.4 million and $1.9 million were written-off with a charge to their respective accumulated depreciation.

7.	Time Deposits

Time deposits in denominations of $100,000 or more amounted to approximately $1.2 billion and $922 million at December 31, 2017 and 2016, respectively. Time deposits in denominations of $250,000 or more amounted to approximately $624 million and $536 million at December 31, 2017 and 2016, respectively. The average interest rate paid on time deposits, was approximately 1.26% in 2017 and 1.01% in 2016. Time deposits include brokered time deposits, all in denominations of less than $100,000. As of December 31, 2017 and 2016 these time deposits amounted to $780 million and $691 million, respectively.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

At December 31, 2017 and 2016 time deposits maturities were as follows:

(in thousands, except percentages)	2017		2016
Year of Maturity	Amount	%	Amount	%
2017	$—	—%	$1,150,587	62.63%
2018	1,357,668	60.44%	396,019	21.55%
2019	331,515	14.76%	142,316	7.75%
2020	194,175	8.64%	19,766	1.08%
2021	103,781	4.62%	104,066	5.66%
2022 and thereafter	259,295	11.54%	24,502	1.33%

	$2,246,434	100.00%	$1,837,259	100.00%

8.	Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are primarily used to fund asset matching transactions or to accommodate major customer deposits. At December 31, 2017, there were no securities sold under agreements to repurchase. At December 31, 2016, securities sold under agreements to repurchase amounted to approximately $50 million. In 2017, the highest month-end outstanding balance and monthly average outstanding balance was approximately $50 million ($73 million in 2016). The average interest rate paid in 2017 and 2016 was 3.8% and 4.5%, respectively.

9.	Advances From the Federal Home Loan Bank and Other Borrowings

At December 31, 2017 and 2016, the Company had outstanding advances from the FHLB and other borrowings as follows:

Year of Maturity	Interest Rate	2017	2016
(in thousands of dollars)
2017	0.37% to 1.08%	$—	$455,000
2018	0.90% to 2.03%	567,000	65,000
2019	1.00% to 3.86%	155,000	130,000
2020	1.50% to 2.74%	211,000	181,000
2021	1.93% to 2.50%	240,000	100,000

		$1,173,000	$931,000

At December 31, 2017, advances from the FHLB include $255 million ($225 million in 2016) which have variable interest rates ranging from 1.23% to 1.71% with maturities in 2018 and 2019 (0.75% to 1.08% with maturities within a year in 2016).

At December 31, 2017 and 2016, the Company held stock of the FHLB for approximately $57 million and $46 million, respectively. The terms of the advance agreement require the Company to maintain certain investment securities and loans as collateral for these advances. At December 31, 2017 and 2016, the Company was in compliance with this requirement of the FHLB membership agreement.

Other borrowings as of December 31, 2017 and 2016 include $12 million and $10 million in advances from other banks, respectively, which matured in January 2018 and 2017, respectively.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

10.	Derivative Instruments

From time to time, the Company enters into derivative financial instruments as part of its interest rate management activities and to facilitate customer transactions. Those instruments may or not be designated and qualify as part of a hedging relationship.

At December 31, 2017 and 2016 the fair value of the Company’s derivative instruments was as follows:

	2017		2016
(in thousands of dollars)	Other Assets	Other Liabilities	Other Assets
Interest rate swaps designated as cash flow hedges	$5,462	$—	$5,309

Interest rate swaps not designated as hedging instruments:
Customers	1,375	—	—
Third party broker	—	1,375	—

	1,375	1,375	—

Interest Rate Caps not designated as hedging instruments:
Customers	—	195	—
Third party broker	195	—	—

	195	195	—

	$7,032	$1,570	$5,309

Derivatives Designated as Hedging Instruments

During 2017 and 2016 the Company entered into interest rate swaps that were designated and qualified as cash flow hedges. These interest rate swaps were designed as cash flow hedges to manage the exposure that arises from differences in the amount of the Company’s known or expected cash receipts and the known or expected cash payments related to the Company’s borrowings from the FHLB, the value of which are determined by interest rates.

At December 31, 2017 and 2016 the Company’s interest rate swaps designated as cash flow hedges involve the payment of fixed-rate amounts in exchange for the Company receiving variable-rate payments over the life of the agreements without exchange of the underlying notional amount.

As of December 31, 2017 and 2016 the Company had 15 interest rate swap contracts with a total notional amount of $255 million that were designated as cash flow hedges of floating rate interest payments on the currently outstanding and expected subsequent rollover of advances from the FHLB. As of December 31, 2017, these advances have a carrying amount of $366 million and maturities ranging from two to nine years ($255 million with maturities ranging from four to ten years as of December 31, 2016). The interest rate swaps mature in 3 to 9 years (four to ten years in 2016). The Company expects the hedge relationships to be highly effective in offsetting the effects of changes in interest rates in the cash flows associated with the advances from the FHLB. No hedge ineffectiveness gains or losses were recognized in 2017 and 2016.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Derivatives Not Designated as Hedging Instruments

At December 31, 2017, the Company had one interest rate swap contract with a customer with a total notional amount of $54.6 million (none in 2016). These instruments involve the payment of fixed-rate amounts in exchange for the Company receiving variable-rate payments over the life of the contracts. In addition, at December 31, 2017, the Company had an interest rate swap mirror contract with a third party broker with similar terms. These instruments mature in 10 years and do not involve the exchange of the underlying notional amount.

At December 31, 2017, the Company had seven interest rate cap contracts with customers with a total notional amount of $162.1 million (none in 2016). In addition, the Company had seven interest rate cap mirror contracts with a third party broker with similar terms. These instruments’ maturities range from one and a half years to four years.

Related to its derivatives not designated as hedging instruments, the Company previously disclosed in Note 10 of its audited consolidated financial statements as of and for the year ended December 31, 2017, notional amounts of interest rate swaps and interest cap contracts of $111 million and $206 million, respectively. These amounts should have been disclosed as $54.6 million and $162.1 million, respectively, as reflected above. These changes to the previously disclosed amounts have no impact on the Consolidated Statements of Operations and Comprehensive Income, Balance Sheets or Cash Flows.

11.	Junior Subordinated Debentures Held by Trust Subsidiaries

At December 31, 2017 and 2016, the Company owns all of the common capital securities issued by 8 trust subsidiaries (“the Trust Subsidiaries”). These Trust Subsidiaries were first formed by the Company for the purpose of issuing trust preferred securities (“the Trust Preferred Securities”) and investing the proceeds in the junior subordinated debentures issued by the Company. The common securities issued by the Trust Subsidiaries were received and the obligations under the junior subordinated debentures were assumed by the Company in 2008 as part of the corporate reorganization described in Note 1. The debentures have the full and unconditional guarantee of the Company. The Company records the common capital securities issued by the Trust Subsidiaries in other assets in its consolidated balance sheets using the equity method. The junior subordinated debentures issued to the Trust Subsidiaries, less the common securities of the Trust Subsidiaries, qualify as Tier 1 regulatory capital.

The following table provides information of the outstanding Trust Preferred Securities issued by, and the junior subordinated debentures issued to, each of the Trust Subsidiaries as of December 31, 2017 and 2016:

(in thousands of dollars)	Amount of Trust Preferred Securities Issued by Trust	Principal Amount of Debenture Issued to Trust	Year of Issuance	Annual Rate of Trust Preferred Securities and Debentures	Year of Maturity
Commercebank Capital Trust I	$26,830	$28,068	1998	8.9%	2028
Commercebank Statutory Trust II	15,000	15,464	2000	10.6%	2030
Commercebank Capital Trust III	10,000	10,400	2001	10.18%	2031
Commercebank Capital Trust VI	9,250	9,537	2002	3-M LIBOR + 3.35%	2033
Commercebank Capital Trust VII	8,000	8,248	2003	3-M LIBOR + 3.25%	2033
Commercebank Capital Trust VIII	5,000	5,155	2004	3-M LIBOR + 2.85%	2034
Commercebank Capital Trust IX	25,000	25,774	2006	3-M LIBOR + 1.75%	2038
Commercebank Capital Trust X	15,000	15,464	2006	3-M LIBOR + 1.78%	2036

	$114,080	$118,110

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The Company and the Trust Subsidiaries have the option to defer payment of interest on the obligations for up to ten semi-annual periods. In 2017 and 2016, no payment of interest have been deferred on these obligations. The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon the maturity or early redemption of the debentures.

12.	Income Taxes

The components of the income tax expense for the years ended December 31, 2017, 2016, and 2015 are as follows:

(in thousands of dollars)	2017	2016	2015
Current provision
Federal	$19,194	$10,981	$9,095
State	1,763	844	782
Impact of lower rate under the 2017 Tax Act -
Remeasurement of net deferred tax assets, other than balances corresponding to items in AOCI	8,470	—	—
Remeasurement of net deferred tax assets corresponding to items in AOCI	1,094	—	—
Deferred tax expense (benefit)	3,471	(1,614)	(1,363)

	$33,992	$10,211	$8,514

On December 22, 2017, the 2017 Tax Act was signed into law. This law significantly changes U.S. tax law by, among other things, lowering corporate federal income tax rates and implementing a territorial tax system. The legislation permanently reduces the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018. As a result of the reduction in the U.S. corporate federal income tax rate, the Company remeasured its ending net deferred tax assets at December 31, 2017 and recognized a total of $9.6 million tax expense in the Company’s consolidated statement of income for the year ended December 31, 2017.

A reconciliation of the income tax expense at the statutory federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2017, 2016, and 2015 follows:

	2017		2016		2015
(in thousands of dollars)	Amount	%	Amount	%	Amount	%
Tax expense calculated at the statutory federal income tax rate	$26,967	35.0%	$11,827	35.0%	$8,246	35.0%
Increases (decreases) resulting from:
Impact of the 2017 Tax Act -
Remeasurement of net deferred tax assets	9,564	12.41%	—	—%	—	—%
Income not subject to tax	(3,553)	(4.61)%	(2,679)	(7.93)%	(454)	(1.93)%
Disallowed interest expense and other expenses	577	0.75%	464	1.37%	164	0.7%
State and city income taxes, net of federal income tax benefit	1,146	1.49%	549	1.62%	508	2.16%
Other, net	(709)	(0.92)%	51	0.16%	50	0.21%

	$33,992	44.12%	$10,211	30.22%	$8,514	36.14%

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The composition of the net deferred tax asset is as follows:

	December 31,
(in thousands of dollars)	2017	2016
Tax effect of temporary differences
Provision for loan losses	$13,372	$25,704
Deferred compensation expense	3,460	4,437
Net unrealized losses in other comprehensive income	1,680	5,886
Dividend income	946	1,693
Interest income on nonaccrual loans	599	1,558
Goodwill amortization	(3,223)	(4,866)
Depreciation and amortization	(3,601)	(6,032)
Other	1,350	2,350

Net deferred tax asset amount	$14,583	$30,730

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including its own historical financial performance and that of its operating subsidiaries and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company’ current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2017 and 2016 the Company had accumulated net operating losses (“NOLs”) in the State of Florida of approximately $143.6 million and $132.3 million, respectively. These NOLs are carried forward for a maximum of 20 years based on applicable Florida law. The deferred tax asset related to these NOLs at December 31, 2017 and 2016 is approximately $6.2 million and $4.7 million, respectively. A valuation allowance has been recorded against the state deferred tax asset related to these NOLs as management believes it is more likely than not that the tax benefit will not be realized.

At December 31, 2017 and 2016, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

13.	Other Comprehensive Income (Loss)

The related tax effect allocated to each component of other comprehensive income (loss) for the years ended December 31, 2017, 2016, and 2015 is as follows:

	2017
(in thousands of dollars)	Before Tax Amount	Tax Effect	Net of Tax Amount
Net unrealized holding gain on securities available for sale arising during the year	$6,875	$(3,298)	$3,577
Net unrealized holding gains on cash flow hedges arising during the year	293	(141)	152
Reclassification adjustment for net losses on sale of securities included in net income	1,601	(768)	833

Other comprehensive income	$8,769	$(4,207)	$4,562

	2016
(in thousands of dollars)	Before Tax Amount	Tax Effect	Net of Tax Amount
Net unrealized holding losses on securities available for sale arising during the year	$(5,952)	$2,113	$(3,839)
Net unrealized holding gains on cash flow hedges arising during the year	5,578	(1,980)	3,598
Reclassification adjustment for net gains on sale of securities included in net income	(1,556)	552	(1,004)

Other comprehensive loss	$(1,930)	$685	$(1,245)

	2015
(in thousands of dollars)	Before Tax Amount	Tax Effect	Net of Tax Amount
Net unrealized holding losses on securities available for sale arising during the year	$(17,762)	$6,306	$(11,456)
Net unrealized holding losses on cash flow hedges arising during the year	(177)	63	(114)
Reclassification adjustment for net gains on sale of securities included in net income	(1,950)	692	(1,258)

Other comprehensive loss	$(19,889)	$7,061	$(12,828)

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

14.	Related Party Transactions

The Company considers entities that are part of the MSF group worldwide as related parties given that they share a common parent. Included in the consolidated balance sheets and the consolidated statements of operations are amounts with related parties as follows:

	December 31,
(in thousands of dollars)	2017	2016
Assets
Other assets	$—	$446

Liabilities
Demand deposits, noninterest bearing	$24,879	$20,248
Demand deposits, interest bearing	21,071	54,330
Money market	449	282
Time deposits and accounts payable	7,636	2,652

Total due to related parties	54,035	77,512

Net due to related parties	$(54,035)	$(77,066)

	Year ended December 31
(in thousands of dollars)	2017	2016	2015
Income
Data processing and other services	$1,532	$2,328	$2,287
Rental income from operating lease	1,971	1,976	1,971
Service charges	90	83	84

	$3,593	$4,387	$4,342

Expenses
Interest expense	$85	$73	$157
Loss on sale of securities	—	796	—
Fees and other expenses	302	504	600

	387	1,373	757

	$3,206	$3,014	$3,585

The Company makes loans in the normal course of business to certain related parties. At December 31, 2017 and 2016, these loans amounted to $4.8 million and $12.6 million, respectively. These loans are generally made to persons who participate or have authority to participate (other than in the capacity of a director) in major policymaking functions of the Company or its affiliates, such as principal owners and management of the entity and their immediate families.

In 2016, the Company sold securities guaranteed by the government of Venezuela to a non-U.S. affiliate at their fair value of approximately $11.8 million and realized a loss on the sale of approximately $0.8 million. Such securities had been held by the Company as available for sale.

In 2016, the Company bought from the Bank a non-performing loan to a Canadian oil company’ Colombian operation at its fair value at the time of the transaction. Subsequently, the Company sold to a non-U.S. affiliate

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

shares received in a restructuring of the same loan at their estimated fair value of approximately $4.9 million, which was included in other assets in the cash flow statement, and realized no gain or loss on sale of such shares.

For the years ended December 31, 2017 and 2016, participations in corporate financial institution loans that were sold to non- U.S. affiliates amounted to approximately $45 million and $50 million, respectively. There were no participations purchased from affiliates in 2017, 2016 and 2015. These participated loans were made to unaffiliated borrowers under terms consistent with the Company’s normal lending practices. The Company recorded no gain or loss on these loan participation transactions.

The Company provides certain data processing and corporate services to non-U.S. affiliates under the term of certain service level agreements. Fee income for those services are included in data processing and other fees above.

Through one of its operating subsidiaries, G200 Leasing, LLC (“G200 Leasing”), the Company leases to MSF an aircraft the Company owns. Under the terms of the lease agreement, MSF has sole use of the aircraft and provides for all of its scheduled maintenance, including maintaining sufficient qualified collateral in accordance with U.S. banking regulatory requirements. MSF had time deposits with the Company of $2.0 million at December 31, 2017 and 2016, to meet those collateral requirements. MSF makes monthly payments to G200 Leasing in accordance with the lease agreement. Income from this lease agreement is included in Rental income from operating lease in the table above. As amended in 2017, the lease agreement will expire in February 2023.

On February 15, 2018, the Company sold all of its interest in G200 Leasing to a non-U.S. subsidiary of MSF. See Note 22. “Subsequent Events.”

Transactions with related parties are entered into pursuant to the Company’s policies and procedures on substantially the same terms and conditions as transactions with unaffiliated third parties.

15.	Employee Benefit Plan

The Mercantil Bank U.S.A. Retirement Plan (formerly Mercantil Commercebank U.S.A. Retirement Plan) (the “Plan”) is a 401(k) benefit plan covering substantially all employees of the Company.

The Company matches 100% of each participant’s contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the Plan are based upon a fixed percentage of participants’ salaries as defined by the Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants’ accounts are vested immediately. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant.

The Company contributed to the Plan approximately $4 million in 2017 and 2016, in matching contributions.

16.	Commitments and Contingencies

The Company and its subsidiaries are party to various legal actions arising in the ordinary course of business. In the opinion of management, the outcome of these proceedings litigation will not have a significant effect on the Company’s consolidated financial position or results of operations.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The Company occupies various banking centers under noncancelable lease agreements expiring through the year 2046. Actual rental payments expenses may include deferred rents but are recognized as rent expense on a straight line basis. Rent expense under these leases was approximately $6 million for each of the years ended December 31, 2017 and 2016, respectively.

Future minimum annual lease payments under such leases are as follows:

(in thousands of dollars)
Years	Approximate Amount
2018	$5,582
2019	5,390
2020	5,456
2021	5,207
2022	4,707
Thereafter	44,434

$70,776

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the financial statements.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making loan commitments and letters of credit as it does for on-balance sheet instruments. The Company controls the credit risk of loan commitments and letters of credit through credit approvals, customer limits, and monitoring procedures.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include cash, accounts receivable, inventory, property and equipment, real estate in varying stages of development, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support borrowing arrangements. They generally have one year terms and are renewable on a yearly basis. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds deposits, investments and real estate as collateral supporting those commitments. The extent of collateral held for those commitments at December 31, 2017 ranges from unsecured commitments to commitments fully collateralized by cash and securities.

Commercial letters of credit are conditional commitments issued by the Company to guarantee payment by a customer to a third party upon proof of shipment or delivery of goods as agreed. Commercial letters of credit

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

are used primarily for importing or exporting goods and are terminated when proper payment is made by the customer.

Financial instruments whose contract amount represents off-balance sheet credit risk at December 31, 2017 are generally short-term and are as follows:

(in thousands of dollars)	Approximate Contract Amount
Commitments to extend credit	$762,437
Credit card facilities	266,799
Standby letters of credit	17,369
Commercial letters of credit	981

$1,047,586

17.	Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2017
(in thousands of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets
Securities available for sale
U.S. government sponsored enterprise debt securities	$—	$875,666	$—	$875,666
Corporate debt securities	—	313,392	—	313,392
U.S. government agency debt securities	—	291,385	—	291,385
Municipal bonds	—	180,396	—	180,396
Mutual funds	—	23,617	—	23,617
U.S. treasury securities	—	2,701	—	2,701

	—	1,687,157	—	1,687,157
Bank owned life insurance	—	200,318	—	200,318
Derivative instruments	—	7,032	—	7,032

	$—	$1,894,507	$—	$1,894,507

Liabilities
Derivative instruments	$—	$1,570	$—	$1,570

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	December 31, 2016
(in thousands of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets
Securities available for sale
U.S. government sponsored enterprise debt securities	$—	$1,004,463	$—	$1,004,463
U.S. government agency debt securities	—	549,084	—	549,084
Corporate debt securities	—	371,254	—	371,254
Municipal bonds	—	166,889	—	166,889
Mutual funds	—	23,615	—	23,615
Foreign sovereign debt	—	5,237	—	5,237
U.S. treasury securities	—	2,705	—	2,705

	—	2,123,247	—	2,123,247
Bank owned life insurance	—	164,860		164,860
Derivative instruments	—	5,309		5,309

	$—	$2,293,416	$—	$2,293,416

Level 2 Valuation Techniques

The valuation of securities and derivative instruments is performed through a monthly pricing process using data provided by third parties considered leading global providers of independent data pricing services (“the Pricing Providers”). These pricing providers collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

The valuation techniques and the inputs used in our consolidated financial statements to measure the fair value of our recurring Level 2 financial instruments consider, among other factors, the following:

•	Similar securities actively traded which are selected from recent market transactions.

•	Observable market data which includes spreads in relationship to LIBOR, swap curve, and prepayment speed rates, as applicable.

•	The captured spread and prepayment speed is used to obtain the fair value for each related security.

On a quarterly basis, the Company evaluates the reasonableness of the monthly pricing process described for the valuation of securities and derivative instruments. This evaluation includes the challenging of a random sample selection of the different types of securities in the investment portfolio as of the end of the quarter selected. This challenge consists of obtaining from the pricing providers a document explaining the methodology applied to obtain their fair value assessments for each type of investment included in the sample selection. The Company then analyzes in detail the various inputs used in the fair value calculation, both observable and

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

unobservable (e.g., prepayment speeds, yield curve benchmarks, spreads, delinquency rates). Management considers that the consistent application of this methodology allows the Company to understand and evaluate the categorization of the investment portfolio.

The methods described above may produce a fair value calculation that may differ from the net realizable value or may not be reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of its financial instruments could result in different estimates of fair value at the reporting date.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The following table presents the major category of assets measured at fair value on a nonrecurring basis:

	December 31, 2017
(in thousands of dollars)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Impairments
Description
Loans held for sale	$5,611	$—	$—	$—

As of December 31, 2016 there were no significant assets or liabilities measured at fair value on a nonrecurring basis.

Loans Held for Sale

The Company measures the impairment of loans held for sale based on the amount by which the carrying values of those loans exceed their fair values. The Company primarily uses independent third party quotes to measure any subsequent decline in the value of loans held for sale. As a consequence, the fair value of these loans held for sale are considered a Level 1 valuation.

18.	Fair Value of Financial Instruments

The fair value of a financial instrument represents the price that would be received to sell it in an orderly transaction between market participants at the measurement date. The best indication of the fair value of a financial instrument is determined based upon quoted market prices. However, in many cases, there are no quoted market prices for the Company’s various financial instruments. As a result, the Company derives the fair value of the financial instruments held at the reporting period-end, in part, using present value or other valuation techniques. Those techniques are significantly affected by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates included in present value and other techniques. The use of different assumptions could significantly affect the estimated fair values of the Company’s financial instruments. Accordingly, the net realized values could be materially different from the estimates presented below.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Because of their nature and short-term maturities, the carrying values of the following financial instruments were used as a reasonable estimate of their fair value: cash and cash equivalents, interest earning deposits with banks, variable-rate loans with re-pricing terms shorter than twelve months, demand and savings deposits, short-term time deposits and securities sold under agreements to repurchase, and other borrowings.

•	The fair value of loans held for sale, securities including securities sold under agreements to repurchase, bank owned life insurance and derivative instruments, are based on quoted market prices, when available. If quoted market prices are unavailable, fair value is estimated using the pricing process described in Note 17.

•	The fair value of commitments and letters of credit is based on the assumption that the Company will be required to perform on all such instruments. The commitment amount approximates estimated fair value.

•	The fair value of fixed-rate loans, advances from the FHLB, and junior subordinated debentures are estimated using a present value technique by discounting the future expected contractual cash flows using the current rates at which similar instruments would be issued with comparable credit ratings and terms at the measurement date.

•	The fair value of long-term time or certificate of deposits is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date.

The estimated fair value of financial instruments where fair value differs from book value are as follows:

	December 31,
	2017		2016
(in thousands of dollars)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Loans	$2,682,790	$2,566,197	$2,716,107	$2,619,238
Financial liabilities
Time deposits	1,466,464	1,461,908	1,146,316	1,143,053
Securities sold under agreements to repurchase	—	—	50,000	51,446
Advances from the Federal Home Loan Bank	1,161,000	1,164,686	921,000	927,259
Junior subordinated debentures	118,110	95,979	118,110	89,481

19.	Regulatory Matters

The Company and the Bank are subject to various regulatory requirements administered by federal banking agencies. The following is a summary of restrictions related to dividend payments and capital adequacy.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Dividend Restrictions

Dividends payable by the Bank as a national bank subsidiary of the Company, are limited by law and Office of the Comptroller of the Currency (“OCC”) regulation to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared by a bank in any calendar year is in excess of the current year’s net income combined with the retained net income of the two preceding years, unless the national bank obtains the approval of the OCC. Under the undivided profits test, a dividend may not be paid in excess of a bank’s “undivided profits.” In 2017 and 2016, the Bank was in compliance with these requirements. Under regulatory capital rules, the Bank and the Company can only pay dividends to the extent either have sufficient “capital buffer” as defined in the rules.

In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums and the maintenance of capital in excess of capital conservation buffers required by the Federal Reserve and OCC capital regulations. The appropriate federal and state regulatory authorities are authorized to determine when the payment of dividends would be an unsafe or unsound practice, and may prohibit such dividends.

Capital Adequacy

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company and the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. The Company and the Bank opted to not include the net unrealized gains or losses on available for sale securities in computing regulatory capital. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios. As of December 31, 2017, management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject, and are well capitalized. In addition, the Company and the Bank must hold a capital conservation buffer above the adequately capitalized risk-based ratios. The capital conservation buffer is being phased in from 0.0% in 2015 to 2.50% by 2019. The Company’s capital conservation buffer at year end 2017 and 2016 was 5.3% and 5.05%, respectively.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums To be Well Capitalized
(in thousands of dollars)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total capital ratio	$885,855	12.7%	$556,446	8.0%	$695,557	10.0%
Tier I capital ratio	812,631	11.7%	417,334	6.0%	556,446	8.0%
Tier I leverage ratio	812,631	9.7%	335,600	4.0%	419,500	5.0%
Common Equity Tier I	812,631	11.7%	313,001	4.5%	452,112	6.5%

December 31, 2016
Total capital ratio	$848,029	12.4%	$545,608	8.0%	$682,010	10.0%
Tier I capital ratio	767,048	11.3%	409,206	6.0%	545,608	8.0%
Tier I leverage ratio	767,048	9.2%	326,305	4.0%	407,881	5.0%
Common Equity Tier I	767,048	11.3%	306,905	4.5%	443,307	6.5%

The Company’s actual capital amounts and ratios are presented in the following table:

	Actual		Required for Capital Adequacy Purposes		Regulatory Minimums To be Well Capitalized
(in thousands of dollars)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total capital ratio	$926,049	13.3%	$556,578	8.0%	$695,722	10.0%
Tier I capital ratio	852,825	12.3%	417,433	6.0%	556,578	8.0%
Tier I leverage ratio	852,825	10.2%	335,647	4.0%	419,559	5.0%
Common Equity Tier I	753,545	10.7%	313,075	4.5%	452,220	6.5%

December 31, 2016
Total capital ratio	$890,147	13.1%	$545,727	8.0%	$682,159	10.0%
Tier I capital ratio	809,167	11.9%	409,295	6.0%	545,727	8.0%
Tier I leverage ratio	809,167	9.6%	328,392	4.0%	410,490	5.0%
Common Equity Tier I	699,046	10.3%	306,971	4.5%	443,403	6.5%

20.	Segment Information

We determine our business segments based upon the products and services they provide, the functions performed, or the type of customers served. The business segment information presented in this section reflects our current organizational structure as currently evaluated by management. There are four reportable business segments: Personal and Commercial Banking (“PAC”), Corporate LATAM, Treasury, and Institutional. Corporate activities, including the activities of the Bank’s trust company and broker-dealer subsidiaries, as well as eliminations of balances and transactions between business segments and other corporate allocations are reported under Institutional. Results of these lines of business are presented on a managed basis. Substantially all revenues are generated within the U.S.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

The following is a description of each of the Company’s business segments, and the products and services they provide to their respective client bases:

Personal and Commercial Banking

PAC delivers the subsidiary Bank’s core services and products to personal and commercial customers in domestic and international markets. Through this segment, both domestic and international customers are introduced to delivery channels including U.S. retail banking centers, online banking, mobile banking, and an ATM network. Targeting the needs of individuals and businesses, its products and services include consumer and commercial banking products such as checking accounts, savings accounts, time deposits, loans and lines of credit, residential and commercial mortgage lending, and unsecured loans and lines of credit, among others.

Corporate LATAM

Corporate LATAM serves financial institutions using a tiered approach, and companies in target countries in Latin America generally with over $1 billion in annual sales in several large industries. The segment combines the team’s expertise in domestic and international markets under one reporting structure to leverage relationship attraction and retention opportunities throughout all markets served. Results of this segment are primarily driven by changes in short-term interest rates, the credit quality of its loan portfolio and, the impact of the economic environment in borrower performance.

Treasury

Treasury is responsible for managing interest rate risk and liquidity risk for the Bank’s balance sheet. Treasury management services complement the mix of products, including loan syndications and accounts receivables, channeled through PAC, and help businesses monitor banking transactions and manage their cash flows. Additionally, Treasury manages credit risk in the Bank’s investment portfolio and supports bank-wide initiatives for increasing non-investment portfolio profitability. This process has the goal of enhancing overall returns for the Bank while keeping the management of liquidity and interest rate costs within approved limits.

Institutional

Results and balances of this segment correspond to all other corporate activities not previously discussed, including Funds Transfer Pricing (“FTP”) capital compensation, excess or deficits in the required level of provision for loan losses not born by the business units, the residual amounts of corporate expenses after allocations to other business units, as well as eliminations of balances and transactions between business segments.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Segment results

The following tables provide a summary of the Company’s financial information as of and for the years ended December 31, 2017, 2016 and 2015 on a managed basis. The Company’s definition of managed basis starts with the reported U.S. GAAP results and includes FTP compensation and allocations of direct and indirect expenses from overhead, internal support centers, and product support centers. This allows management to assess the comparability of results from year-to-year arising from segment operations. The corresponding income tax impact related to tax-exempt items is recorded within income tax expense/(benefit).

	PAC	Corporate LATAM	Treasury	Institutional	Total
For the year ended December 31, 2017
Income Statement:
Net interest income	$182,872	$9,514	$6,649	$10,675	$209,710
(Reversal of) provision for loan losses	42	(3,879)	(1,547)	1,894	(3,490)

Net interest income after (reversal of) provision for loan losses	182,830	13,393	8,196	8,781	213,200
Noninterest income	26,468	509	8,920	35,588	71,485
Noninterest expense	161,002	4,894	11,256	30,484	207,636

Income (Loss) before income tax benefit (provision):
Banking	48,296	9,008	5,860	13,885	77,049
Non-banking contribution	4,788	55	—	(4,843)	—

	53,084	9,063	5,860	9,042	77,049
Income tax benefit (expense)	(18,784)	(3,207)	1,106	(13,107)	(33,992)

Net Income (Loss)	$34,300	$5,856	$6,966	$(4,065)	$43,057

As of December 31, 2017
Loans, net	$5,542,545	$521,616	$—	$(64,325)	$5,999,836

Deposits	$5,454,216	$18,670	$779,969	$70,118	$6,322,973

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

	PAC	Corporate LATAM	Treasury	Institutional	Total
For the year ended December 31, 2016
Income Statement:
Net interest income	$157,325	$15,302	$12,586	$6,720	$191,933
Provision for loan losses	5,795	13,620	(1,069)	3,764	22,110

Net interest income after provision for loan losses	151,530	1,682	13,655	2,956	169,823
Noninterest income	26,461	843	7,808	27,158	62,270
Noninterest expense	156,146	8,295	9,041	24,821	198,303

Income (Loss) before income tax benefit (provision):
Banking	21,845	(5,770)	12,422	5,293	33,790
Non-banking contribution	5,136	(124)	—	(5,012)	—

	26,981	(5,894)	12,422	281	33,790
Income tax (expense) benefit	(10,068)	2,200	(1,473)	(870)	(10,211)

Net Income (Loss)	$16,913	$(3,694)	$10,949	$(589)	$23,579

As of December 31, 2016
Loans, net	$5,163,655	$601,016	$—	$(81,661)	$5,683,010

Deposits	$5,728,228	$68,332	$691,000	$89,805	$6,577,365

	PAC	Corporate LATAM	Treasury	Institutional	Total
For the year ended December 31, 2015
Income Statement:
Net interest income	$127,148	$22,334	$17,474	$5,329	$172,285
Provision for loan losses	9,263	1,059	(223)	1,121	11,220

Net interest income after provision for loan losses	117,885	21,275	17,697	4,208	161,065
Noninterest income	24,512	1,588	2,631	26,025	54,756
Noninterest expense	142,845	10,344	7,150	31,923	192,262

(Loss) Income before income tax benefit (provision):
Banking	(448)	12,519	13,178	(1,690)	23,559
Non-banking contribution	4,256	(197)	—	(4,059)	—

	3,808	12,322	13,178	(5,749)	23,559
Income tax (expense) benefit	(1,457)	(4,715)	(4,254)	1,912	(8,514)

Net Income (Loss)	$2,351	$7,607	$8,924	$(3,837)	$15,045

As of December 31, 2015
Loans, net	$4,525,302	$1,105,139	$—	$(74,530)	$5,555,911

Deposits	$5,673,119	$53,156	$535,963	$257,436	$6,519,674

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

21.	Condensed Unconsolidated Financial Statements

The condensed unconsolidated financial statements of the Company and its wholly-owned subsidiary Mercantil Florida Bancorp, Inc. have been prepared using the same basis of accounting that the Company used to prepare its consolidated financial statements described in Note 1, except for its investment in subsidiaries which is accounted for using the equity method.    Under the equity method, investments in subsidiaries are initially recorded at cost, and they are periodically adjusted due to changes in the interest of the parent company over the net assets of the subsidiaries. The Company records on the result of the period its participation in the profit or loss of the subsidiaries, and in AOCI its participation in the “Other comprehensive income account” of the subsidiary. In applying equity method the Company uses the subsidiaries consolidated financial statements at the end of the period prepared under U.S. GAAP.

Condensed financial statements of Mercantil Bank Holding Corporation are presented below:

Condensed Balance Sheets:

	As of December 31
(in thousands of dollars)	2017	2016
Assets
Cash and due from banks	$1,420	$1,334
Investments in subsidiaries	752,409	702,445
Other assets	1,798	1,133

	$755,627	$704,912

Liabilities and Stockholder’s Equity
Other liabilities	$2,177	$175
Stockholder’s equity	753,450	704,737

	$755,627	$704,912

Condensed Statements of Income:

	Years ended December 31
(in thousands of dollars)	2017	2016	2015
Income:
Interest	$3	$2	$2
Equity in earnings of subsidiary	45,008	23,996	15,434

Total income	45,011	23,998	15,436

Expenses:
Employee compensation and benefit	350	350	350
Other expenses	2,539	250	251

Total expense	2,889	600	601

Net income before income tax benefit	42,122	23,398	14,835
Income tax benefit	935	181	210

Net income	$43,057	$23,579	$15,045

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Condensed Statements of Cash Flows:

	Years ended December 31
(in thousands of dollars)	2017	2016	2015
Cash flows from operating activities
Net income	$43,057	$23,579	$15,045
Adjustments to reconcile net income to net cash used in operating activities - Equity in earnings of subsidiaries	(45,008)	(23,996)	(15,434)
Net change in other assets and liabilities	1,337	(2)	(8)

Net cash used in operating activities	(614)	(419)	(397)
Cash provided by investing activities
Dividends from subsidiary	700	400	400

Net increase (decrease) in cash and cash equivalents	86	(19)	3
Cash and cash equivalents
Beginning of year	1,334	1,353	1,350

End of year	$1,420	$1,334	$1,353

Condensed financial statements of Mercantil Florida Bancorp, Inc are presented below:

Condensed Balance Sheets:

	As of December 31
(in thousands of dollars)	2017	2016
Assets
Cash and due from banks	$39,089	$39,748
Investments in subsidiaries	821,982	771,613
Other assets	9,775	9,467

	$870,846	$820,828

Liabilities and Stockholder’s Equity
Junior subordinated debentures held by trust subsidiaries	$118,110	$118,110
Other liabilities	979	944
Stockholder’s equity	751,757	701,774

	$870,846	$820,828

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Condensed Statements of Income:

	Years ended December 31
(in thousands of dollars)	2017	2016	2015
Income:
Interest	$85	$33	$61
Equity in earnings of subsidiary	50,982	31,282	20,874

Total income	51,067	31,315	20,935

Expenses:
Interest expense	7,456	7,129	6,868
Provision for loan losses	—	1,838	—
Other expenses	1,310	1,361	1,394

Total expense	8,766	10,328	8,262

Net income before income tax benefit	42,301	20,987	12,673
Income tax benefit	2,726	3,031	2,783

Net income	$45,027	$24,018	$15,456

Condensed Statements of Cash Flows:

	Years ended December 31
(in thousands of dollars)	2017	2016	2015
Cash flows from operating activities
Net income	$45,027	$24,018	$15,456
Adjustments to reconcile net income to net cash used in operating activities - Equity in earnings of subsidiaries	(50,982)	(31,282)	(20,874)
Net change in other assets and liabilities	(4)	(35)	75

Net cash used in operating activities	(5,959)	(7,299)	(5,343)
Cash flows from investing activities
Dividends received from subsidiary	6,000	6,000	6,000
Dividends paid	(700)	(400)	(400)

Net cash provided by investing activities	5,300	5,600	5,600

Net (decrease) increase in cash and cash equivalents	(659)	(1,699)	257
Cash and cash equivalents
Beginning of year	39,748	41,447	41,190

End of year	$39,089	$39,748	$41,447

Investment in subsidiaries corresponds to the Company’s direct beneficial ownership of the Voting Trust. As discussed in Note 1, the Company has determined that it is the sole beneficial owner of the Voting Trust and consolidates that financial statements of the Voting Trust with its own financial statements for regulatory reporting purposes. The Voting Trust wholly-owns Mercantil Florida Bancorp, Inc., which in turn wholly-owns the Bank and its subsidiaries.

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

22.	Subsequent Events

Amended and Restated Articles of Incorporation

On February 6, 2018, the Company filed amended and restated articles of incorporation with the Secretary of State of Florida. Pursuant to the amended and restated articles, the total number of shares of all classes of capital stock that the Company have the authority to issue is 550,000,000, consisting of the following classes:

Class	Number of Shares	Par Value per Share
Common Stock:
Class A	400,000,000	$0.10
Class B	100,000,000	0.10

	500,000,000
Preferred Stock	50,000,000	0.10

	550,000,000

Common Stock

Holders of Class A Common Shares and Class B Common Shares have identical rights in all respects other than voting rights. Class B Common Shares are not convertible into Class A Common Shares or vice versa. Class A Common Shares are entitled to one vote per share on all matters. Holders of Class B Common Shares are entitled to one-tenth of a vote per Class B Common Share, voting (i) together with the Class A Common Shares as a single voting group on proposals to appoint the Company’s independent auditors, if the Company seeks such a vote, (ii) as required by the Florida Business Corporation Act, and (iii) as a single voting group in other circumstances, including a reorganization event that adversely affects the rights of the Class B Common Shares.

Preferred Stock

The Board of Directors is authorized to provide for, out of the authorized but non-issued shares of Preferred Stock, one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares, the voting powers, if any, the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series of Preferred Stock. Shares of Preferred Stock of different series may have different rights and limitations from each other, including dividend rates.

Dividends

Dividends shall be payable only when, as and if declared by the Board of Directors and may be paid in cash, property, or shares of any class or series or other securities or evidences of indebtedness of the Company or any other issuer, as may be determined by resolution or resolutions of the Board of Directors. Shares of Class B Common Stock are not entitled to receive dividends or distributions payable in shares of Class A Common Stock.

Distribution of Company Shares

MSF is the 100% holder of all Company Class A and Class B common stock (“Company Shares”). MSF’s board of directors and shareholders have approved MSF’s distribution of 80.1% of the Company’s

Mercantil Bank Holding Corporation and Subsidiaries

(A wholly owned subsidiary of Mercantil Servicios Financieros, C.A.)

Notes to Consolidated Financial Statements

December 31, 2017, 2016 and 2015

Class A and Class B common stock (the “Distributed Shares”) on a one-for-one basis to holders of record of MSF Class A and Class B common stock, respectively (the “Distribution”) . The Distribution is expected to be effected through a distribution trust (the “Distribution Trust”), which will hold the Distributed Shares pending the effectiveness of the Company’s SEC registration statement covering Company Shares, when these will be distributed to MSF shareholders. The Distribution Trust is expected to hold the 19.9% of Company Shares retained by MSF for up to two years pending MSF’s sale or disposition of the Retained Shares.

Effective February 6, 2018, the Company exchanged 100% of the 298,570,328 Class A and 215,188,764 Class B Company Shares outstanding, for 74,212,408 Class A and 53,253,157 Class B Company Shares. All references made to share or per share amounts in the consolidated financial statements for the periods presented and applicable disclosures have been retroactively adjusted to reflect this exchange. In addition, as a result of this exchange, the Company reclassified an amount equal to the reduction in the number of Company Shares at par value to additional paid-in capital on its consolidated financial statements for the periods presented.

Sale of G200 Leasing

On February 15, 2018, the Company sold its membership interest in G200 Leasing to a non-U.S. affiliate subsidiary of MSF. Prior to the sale, G200 Leasing distributed $19.8 million in cash to the Bank. All of the membership interests in G200 Leasing were sold for $8.5 million, which approximated the fair value. The Company recorded no gain or loss on this sale.

Mercantil Bank Holding Corporation and Subsidiaries

Consolidated Balance Sheets (Unaudited)

(in thousands, except per share data)	March 31, 2018	December 31, 2017
Assets
Cash and due from banks	$29,870	$44,531
Interest earning deposits with banks	235,787	108,914

Cash and cash equivalents	265,657	153,445

Securities
Available for sale	1,665,697	1,687,157
Held to maturity	89,294	89,860
Federal Reserve Bank and Federal Home Loan Bank stock	72,486	69,934
Loans held for sale	—	5,611
Loans, gross	5,950,450	6,066,225
Less: Allowance for loan losses	72,118	72,000

Loans, net	5,878,332	5,994,225
Bank owned life insurance	201,761	200,318
Premises and equipment, net	121,656	129,357
Deferred tax assets, net	24,468	14,583
Goodwill	19,193	19,193
Accrued interest receivable and other assets	85,050	73,084

	$8,423,594	$8,436,767

Liabilities and Stockholders’ Equity
Deposits
Demand
Noninterest bearing	$836,520	$895,710
Interest bearing	1,471,986	1,496,749
Savings and money market	1,671,247	1,684,080
Time	2,300,453	2,246,434

Total deposits	6,280,206	6,322,973
Advances from the Federal Home Loan Bank and other borrowings	1,233,000	1,173,000
Junior subordinated debentures held by trust subsidiaries	118,110	118,110
Accounts payable, accrued liabilities and other liabilities	80,006	69,234

	7,711,322	7,683,317

Commitments and contingencies (Note 11)

Stockholders’ equity (Note 1)
Class A common stock, $0.10 par value, 400,000,000 shares authorized; 74,212,408 shares issued and outstanding	7,421	7,421
Class B common common stock, $0.10 par value, 100,000,000 shares authorized; 53,253,157 shares issued and outstanding	5,325	5,325
Additional paid in capital	359,008	359,008
Retained earnings	357,258	387,829
Accumulated other comprehensive loss	(16,740)	(6,133)

	712,272	753,450

	$8,423,594	$8,436,767

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

Mercantil Bank Holding Corporation and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended March 31,
(in thousands, except per share data)	2018	2017
Interest income
Loans	$59,670	$50,080
Investment securities	11,741	12,566
Interest earning deposits with banks	520	373

Total interest income	71,931	63,019

Interest expense
Interest bearing demand deposits	89	100
Savings and money market deposits	2,584	2,194
Time deposits	8,700	5,660
Advances from the Federal Home Loan Bank	5,990	4,249
Junior subordinated debentures	1,935	1,824
Securities sold under agreements to repurchase	—	641

Total interest expense	19,298	14,668

Net interest income	52,633	48,351
Provision for loan losses	—	4,097

Net interest income after provision for loan losses	52,633	44,254

Noninterest income
Deposits and service fees	4,582	4,906
Brokerage, advisory and fiduciary activities	4,415	5,261
Change in cash surrender value of bank owned life insurance	1,444	1,245
Cards and trade finance servicing fees	1,062	1,071
Data processing, rental income and fees for other services to related parties	881	583
Other noninterest income	1,561	1,151

Total noninterest income	13,945	14,217

Noninterest expense
Salaries and employee benefits	34,041	32,308
Occupancy and equipment	3,715	4,709
Professional and other services fees	6,444	2,657
FDIC assessments and insurance	1,447	1,963
Telecommunication and data processing	3,084	1,752
Depreciation and amortization	2,141	2,427
Other operating expenses	4,773	3,332

Total noninterest expenses	55,645	49,148

Net income before income tax	10,933	9,323
Income tax expense	(1,504)	(2,816)

Net income	9,429	6,507

Other comprehensive (loss) income, net of tax
Net unrealized holding (losses) gains on securities available for sale arising during the period	(14,977)	1,572
Net unrealized holding gains on cash flow hedges arising during the period	4,280	158
Reclassification adjustment for net losses included in net income	90	46

Other comprehensive (loss) income	(10,607)	1,776

Comprehensive (loss) income	$(1,178)	$8,283

Basic and diluted earnings per share:
Net income available to common shareholders	$9,429	$6,507
Basic and diluted weighted average shares outstanding	127,466	127,466

Basic and diluted income per common share	$0.07	$0.05

Cash dividends declared per common share (Note 1)	$0.31	$—

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

Mercantil Bank Holding Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

Three Months Ended March 31, 2018 and 2017

	Common Stock				Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Class A		Class B
(in thousands, except share data)	Shares Issued and Outstanding	Par value	Shares Issued and Outstanding	Par value
Balance at December 31, 2016	74,212,408	$7,421	53,253,157	$5,325	$359,008	$343,678	$(10,695)	$704,737
Net income	—	—	—	—	—	6,507	—	6,507
Other comprehensive income	—	—	—	—	—	—	1,776	1,776

Balance at March, 31, 2017	74,212,408	$7,421	53,253,157	$5,325	$359,008	$350,185	$(8,919)	$713,020

Balance at December 31, 2017	74,212,408	$7,421	53,253,157	$5,325	$359,008	$387,829	$(6,133)	$753,450
Dividends (Note 1)	—	—	—	—	—	(40,000)	—	(40,000)
Net income	—	—	—	—	—	9,429	—	9,429
Other comprehensive loss	—	—	—	—	—	—	(10,607)	(10,607)

Balance at March 31, 2018	74,212,408	$7,421	53,253,157	$5,325	$359,008	$357,258	$(16,740)	$712,272

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

Mercantil Bank Holding Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended March 31,
(in thousands of dollars)	2018	2017
Cash flows from operating activities
Net income	$9,429	$6,507
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	—	4,097
Net premium amortization on securities	4,411	5,427
Depreciation and amortization	2,141	2,427
Increase in cash surrender value of bank owned life insurance	(1,443)	(1,245)
Deferred taxes, securities net gains or losses and others	(5,349)	1,228
Net changes in operating assets and liabilities
Accrued interest receivable and other assets	(6,679)	(6,145)
Account payable, accrued liabilities and other liabilities	11,131	1,785

Net cash provided by operating activities	13,641	14,081

Cash flows from investing activities
Purchases of investment securities:
Available for sale	(60,793)	(61,221)
Federal Reserve Bank and Federal Home Loan Bank stock	(6,802)	(7,256)
Maturities, sales and calls of investment securities:
Available for sale	57,028	208,475
Held to maturity	531	—
Federal Reserve Bank and Federal Home Loan Bank stock	4,250	8,288
Net decrease (increase) in loans	108,571	(173,448)
Proceeds from loan portfolio sales	12,958	53,515
Purchases of bank premises and equipment	(1,904)	(1,324)
Net proceeds from sale of subsidiary	7,500	—

Net cash provided by investing activities	121,339	27,029

Cash flows from financing activities
Net decrease in demand, savings and money market accounts	(96,787)	(121,968)
Net increase in time deposits	54,019	100,764
Proceeds from Advances from the Federal Home Loan Bank and other banks	430,000	—
Repayments of Advances from the Federal Home Loan Bank and other banks	(370,000)	(30,000)
Dividend paid	(40,000)	—

Net cash used in financing activities	(22,768)	(51,204)

Net increase (decrease) in cash and cash equivalents	112,212	(10,094)
Cash and cash equivalents
Beginning of period	153,445	134,989

End of period	265,657	124,895

Supplemental disclosures of cash flow information
Cash paid:
Interest	$18,255	$13,085
Income taxes	81	61

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	Basis of Presentation and Summary of Significant Accounting Policies

Mercantil Bank Holding Corporation (the “Company”), a Florida Corporation incorporated in 1985 and operating since January 1987, is a bank holding company registered under the Bank Holding Company Act of 1956. The Company’s principal office is in the City of Coral Gables, Florida. As of December 31, 2017 and for the period ended March 15, 2018, the Company was a wholly owned subsidiary of Mercantil Servicios Financieros, C.A. (“MSF”). On March 15, 2018, MSF transferred ownership of 100% of the Company Shares to a non-discretionary common law, grantor trust governed by the laws of the State of Florida (the “Distribution Trust”).

On February 6, 2018, the Company filed amended and restated articles of incorporation with the State of Florida. Pursuant to this action, the total number of Class A and Class B shares (“Company Shares”) authorized to issue is 400,000,000 and 100,000,000, respectively. In addition, effective on February 6, 2018, the Company exchanged 100% of the 298,570,328 Class A and 215,188,764 Class B Company Shares outstanding, for 74,212,408 Class A and 53,253,157 Class B Company Shares. This facilitated the distribution of one share of Company Class A and Class B Common Stock for each outstanding share of MSF Class A and Class B Common Stock, respectively, discussed below. All references made to share or per share amounts in the consolidated financial statements for the periods presented and applicable disclosures have been retroactively adjusted to reflect this exchange. See Note 22 to the audited consolidated financial statements for additional information.

On March 13, 2018, the Company paid a special, one-time, dividend of $40.0 million to MSF.

The Distribution Trust was established by MSF and the Company pursuant to a Distribution Trust Agreement with a Texas trust company, unaffiliated with MSF, as trustee. The Distribution Trust holds 80.1% of the Company Shares for the benefit of MSF’s Class A and Class B common shares holders of record (“Record Holders”) on April 2, 2018 (“Record Date”). The Distribution Trust holds the remaining 19.9% of the Company Shares for the benefit of MSF and its subsidiaries that are Record Holders. The 19.9% of all Company Shares of each Class held in the Distribution Trust for the benefit of MSF and its subsidiaries are the “Retained Shares”. The Distribution Trust is expected to hold the Retained Shares pending their sale or disposition by MSF over the two years following, pending MSF’s delivery of Company Shares to the Distribution Trusts.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Accordingly, they do not include all of the information and footnotes required for a fair presentation of financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). These unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. These adjustments are of a normal, recurring nature. Interim period operating results may not be indicative of the operating results for a full year. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and the accompanying footnote disclosures for the Company, which are included in the Company’s registration statement on Form 10 filed with the SEC.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these interim consolidated financial statements. Subsequent events have been evaluated through June 15, 2018, the date when these consolidated financial statements were available to be issued.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates made by management include: i) the determination of the allowance for loan losses; (ii) the fair values of securities, bank owned life insurance and the reporting unit to which goodwill has been assigned during the annual goodwill impairment test; and (iii) the determination of whether the amount of deferred tax assets will more likely than not be realized. Management believes that these estimates are appropriate. Actual results could differ from these estimates.

2.	Recently Issued Accounting Pronouncements

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the Financial Accounting Standards Board (“FASB”) issued guidance that allows a reclassification from accumulated other comprehensive loss (“AOCL”) to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate. The amount of the reclassification is the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate pursuant to H.R. 1, the Tax Cuts and Jobs Act of 2017 (“the 2017 Tax Act”) enacted December 22, 2017. This FASB guidance is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted for (1) public business entities for reporting periods for which financial statements have not been issued, and (2) for other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company early-adopted this guidance and reclassified the effect of remeasuring net deferred tax assets related to items within AOCL to retained earnings resulting in a $1.1 million increase in retained earnings as of December 31, 2017.

3.	Securities

Amortized cost and approximate fair values of securities available for sale are summarized as follows:

	March 31, 2018
	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands)		Gains	Losses
U.S. government sponsored enterprise debt securities	$883,684	$1,582	$(26,235)	$859,031
Corporate debt securities	337,427	2,402	(3,040)	336,789
U.S. government agency debt securities	275,493	524	(4,522)	271,495
Municipal bonds	178,594	219	(4,173)	174,640
Mutual funds	24,262	—	(1,021)	23,241
U.S. treasury securities	500	1	—	501

	$1,699,960	$4,728	$(38,991)	$1,665,697

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

	December 31, 2017
	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands)		Gains	Losses
U.S. government sponsored enterprise debt securities	$889,396	$1,784	$(15,514)	$875,666
Corporate debt securities	310,781	3,446	(835)	313,392
U.S. government agency debt securities	293,908	870	(3,393)	291,385
Municipal bonds	179,524	2,343	(1,471)	180,396
Mutual funds	24,262	—	(645)	23,617
U.S. treasury securities	2,700	2	(1)	2,701

	$1,700,571	$8,445	$(21,859)	$1,687,157

At March 31, 2018 and December 31, 2017, the Company had no foreign sovereign debt securities.

The Company’s investment securities available for sale with unrealized losses that are deemed temporary, aggregated by length of time that individual securities have been in a continuous unrealized loss position, are summarized below:

	March 31, 2018
	Less Than 12 Months		12 Months or More		Total
(in thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. government sponsored enterprise debt securities	$346,819	$(6,368)	$462,924	$(19,867)	$809,743	$(26,235)
U.S. government agency debt securities	96,408	(1,147)	123,034	(3,375)	219,442	(4,522)
Municipal bonds	74,608	(894)	73,565	(3,279)	148,173	(4,173)
Corporate debt securities	178,093	(2,852)	5,033	(188)	183,126	(3,040)
Mutual funds	—	—	22,998	(1,021)	22,998	(1,021)

	$695,928	$(11,261)	$687,554	$(27,730)	$1,383,482	$(38,991)

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
(in thousands)	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. government sponsored enterprise debt securities	$333,232	$(2,956)	$485,555	$(12,558)	$818,787	$(15,514)
U.S. government agency debt securities	92,138	(728)	128,316	(2,665)	220,454	(3,393)
Municipal bonds	4,895	(8)	76,003	(1,463)	80,898	(1,471)
Corporate debt securities	94,486	(751)	3,694	(84)	98,180	(835)
Mutual funds	—	—	23,375	(645)	23,375	(645)
U.S. treasury securities	—	—	2,199	(1)	2,199	(1)

	$524,751	$(4,443)	$719,142	$(17,416)	$1,243,893	$(21,859)

At March 31, 2018 and December 31, 2017 debt securities issued by U.S. government-sponsored entities and agencies held by the Company were issued by institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

quality, and because the Company does not have the intent to sell these debt securities and it is more likely than not that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired.

Unrealized losses on municipal and corporate debt securities, at March 31, 2018 and December 31, 2017, are attributable to normal fluctuations in interest rates and investment securities markets, and as a result, temporary in nature. In addition, the issuers of these debt securities are considered to be high quality, and management does not intend to sell these investments and it is more likely than not that it will not be required to sell these investments before their anticipated recovery. As a result, the Company does not consider these securities to be other-than-temporarily impaired.

Amortized cost and approximate fair values of securities held to maturity, are summarized as follows:

	March 31, 2018
	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands)		Gains	Losses
Securities Held to Maturity -
U.S. government sponsored enterprise debt securities	$86,312	$—	$(2,677)	$83,635
U.S. Government agency debt securities	2,982	—	(61)	2,921

	$89,294	$—	$(2,738)	$86,556

	December 31, 2017
	Amortized Cost	Gross Unrealized		Estimated Fair Value
(in thousands)		Gains	Losses
Securities Held to Maturity -
U.S. government sponsored enterprise debt securities	$86,826	$47	$(441)	$86,432
U.S. Government agency debt securities	3,034	—	—	3,034

	$89,860	$47	$(441)	$89,466

Contractual maturities of securities at March 31, 2018 are as follows:

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$5,349	$5,343	$—	$—
After 1 year through 5 years	308,050	306,217	—	—
After 5 years through 10 years	233,285	230,168	—	—
After 10 years	1,129,014	1,100,728	89,294	86,556
No contractual maturities	24,262	23,241	—	—

	$1,699,960	$1,665,697	$89,294	$86,556

At March 31, 2018 and December 31, 2017, securities available for sale with a fair value of approximately $307 million and $246 million, respectively, were pledged as collateral to secure securities sold under agreements to repurchase and advances from the FHLB.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

4.	Loans

The loan portfolio consists of the following loan classes:

(in thousands)	March 31, 2018	December 31, 2017
Real estate loans
Commercial real estate
Nonowner-occupied	$1,699,494	$1,745,839
Multi-family residential	756,934	795,912
Land development and construction loans	414,028	421,285

	2,870,456	2,963,036
Single-family residential	526,006	515,237
Owner-occupied	449,005	429,803

	3,845,467	3,908,076
Commercial loans	1,562,645	1,529,572
Loans to financial institutions and acceptances	414,480	497,626
Consumer loans and overdrafts	127,858	130,951

	$5,950,450	$6,066,225

The amounts in the table for loan classes above include loans under syndication facilities of approximately $982 million and $989 million at March 31, 2018 and December 31, 2017, respectively.

The following tables summarize international loans by country, net of loans fully collateralized with cash of approximately $30 million and $32 million at March 31, 2018 and December 31, 2017, respectively.

	March 31, 2018
(in thousands)	Brazil	Venezuela	Others (1)	Total
Real estate loans
Single-family residential (2)	$216	$143,328	$6,765	$150,309
Loans to financial institutions and acceptances	150,110	—	247,898	398,008
Commercial loans	7,231	—	81,850	89,081
Consumer loans and overdrafts (3)	2,934	35,132	11,430	49,496

	$160,491	$178,460	$347,943	$686,894

(1)	Corresponds to loans to borrowers in seventeen other countries; the total by country does not individually exceed 1% of total assets.
(2)	Corresponds to mortgage loans for single-family residential properties located in the U.S.
(3)	Mostly comprised of credit card extensions of credit to customers with deposits with the Bank. Further charges are discontinued, if the deposits decline below the authorized credit line.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

	December 31, 2017
(in thousands)	Brazil	Venezuela	Chile	Others(1)	Total
Real estate loans
Single-family residential (2)	$219	$145,069	$179	$7,246	$152,713
Loans to financial institutions and acceptances	129,372	—	93,000	258,811	481,183
Commercial loans	8,451	—	—	60,843	69,294
Consumer loans and overdrafts (3)	3,046	37,609	1,364	10,060	52,079

	$141,088	$182,678	$94,543	$336,960	$755,269

(1)	Corresponds to loans to borrowers in seventeen other countries; the total by country does not individually exceed 1% of total assets.
(2)	Corresponds to mortgage loans for single-family residential properties located in the U.S.
(3)	Mostly comprised of credit card extensions of credit secured to customers with deposits with the Bank. Further charges are discontinued, if the deposits decline below the authorized credit line.

The analysis of the loan portfolio delinquencies by class, including nonaccrual loans, as of March 31, 2018 and December 31, 2017 are summarized in the following tables:

	March 31, 2018
	Total Loans, Net of Unearned Income		Past Due				Total Loans in Nonaccrual Status	Total Loans 90 Days or More Past Due and Accruing
(in thousands)		Current	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due
Real estate loans
Commercial real estate
Nonowner occupied	$1,699,494	$1,688,496	$10,846	$—	$152	$10,998	$10,666	$—
Multi-family residential	756,934	756,934	—	—	—	—	—	—
Land development and construction loans	414,028	414,028	—	—	—	—	—	—

	2,870,456	2,859,458	10,846	—	152	10,998	10,666	—
Single-family residential	526,006	512,615	9,805	1,583	2,003	13,391	5,172	—
Owner-occupied	449,005	446,848	222	—	1,935	2,157	7,288	—

	3,845,467	3,818,921	20,873	1,583	4,090	26,546	23,126	—
Commercial loans	1,562,645	1,554,418	4,231	—	3,996	8,227	8,581	—
Loans to financial institutions and acceptances	414,480	414,480	—	—	—	—	—	—
Consumer loans and overdrafts	127,858	126,180	914	289	475	1,678	25	475

	$5,950,450	$5,913,999	$26,018	$1,872	$8,561	$36,451	$31,732	$475

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

	December 31, 2017
	Total Loans, Net of Unearned Income		Past Due				Total Loans in Nonaccrual Status	Total Loans 90 Days or More Past Due and Accruing
(in thousands)		Current	30-59 Days	60-89 Days	Greater than 90 Days	Total Past Due
Real estate loans
Commercial real estate
Nonowner occupied	$1,745,839	$1,745,686	$—	$—	$153	$153	$162	$—
Multi-family residential	795,912	795,912	—	—	—	—	—	—
Land development and construction loans	421,285	421,285	—	—	—	—	—	—

	2,963,036	2,962,883	—	—	153	153	162	—
Single-family residential	515,237	504,204	6,609	2,421	2,003	11,033	5,004	226
Owner-occupied	429,803	423,560	1,571	503	4,169	6,243	10,398	—

	3,908,076	3,890,647	8,180	2,924	6,325	17,429	15,564	226
Commercial loans	1,529,572	1,523,329	1,814	5	4,424	6,243	11,103	—
Loans to financial institutions and acceptances	497,626	497,626	—	—	—	—	—	—
Consumer loans and overdrafts	130,951	130,846	57	29	19	105	55	—

	$6,066,225	$6,042,448	$10,051	$2,958	$10,768	$23,777	$26,722	$226

At March 31, 2018 and December 31, 2017, loans with an outstanding principal balance of $1,510 million and $1,476 million, respectively, were pledged as collateral to secure advances from the FHLB.

5.	Allowance for Loan Losses

The analyses by loan segment of the changes in the allowance for loan losses for the three months ended March 31, 2018 and 2017, and its allocation by impairment methodology and the related investment in loans, net as of March 31, 2018 and 2017 are summarized in the following tables.

	March 31, 2018
(in thousands)	Real Estate	Commercial	Financial Institutions	Consumer and Others	Total
Balances at beginning of the period	$30,246	$33,731	$4,362	$3,661	$72,000
(Reversal of) provision for loan losses	(864)	578	(691)	977	—
Loans charged-off
Domestic	—	(382)	—	(19)	(401)
International	—	—	—	(400)	(400)
Recoveries	34	832	—	53	919

Balances at end of the period	$29,416	$34,759	$3,671	$4,272	$72,118

Allowance for loan losses by impairment methodology
Individually evaluated	$—	$2,226	$—	$—	$2,226
Collectively evaluated	29,416	32,533	3,671	4,272	69,892

	$29,416	$34,759	$3,671	$4,272	$72,118

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

	March 31, 2018
(in thousands)	RealEstate	Commercial	Financial Institutions	Consumer and Others	Total
Investment in loans, net of unearned income
Individually evaluated	$11,238	$15,055	$—	$342	$26,635
Collectively evaluated	2,699,872	2,243,345	416,292	564,306	$5,923,815

	$2,711,110	$2,258,400	$416,292	$564,648	$5,950,450

	March 31, 2017
(in thousands)	Real Estate	Commercial	Financial Institutions	Consumer and Others	Total
Balances at beginning of the period	$31,055	$40,555	$5,304	$4,837	$81,751
Provision for loan losses	1,723	2,006	311	57	4,097
Loans charged off					—
Domestic	(97)	(318)	—	(113)	(528)
International	—	(5,899)	—	(219)	(6,118)
Recoveries	61	43	—	57	161

Balances at end of the period	$32,742	$36,387	$5,615	$4,619	$79,363

Allowance for loan losses by impairment methodology
Individually evaluated	$—	$2,671	$—	$—	$2,671
Collectively evaluated	32,742	33,716	5,615	4,619	76,692

	$32,742	$36,387	$5,615	$4,619	$79,363

Investment in loans, net of unearned income
Individually evaluated	$13,757	$42,632	$—	$4,269	$60,658
Collectively evaluated	2,539,810	2,304,247	448,213	525,290	5,817,560

	$2,553,567	$2,346,879	$448,213	$529,559	$5,878,218

The following is a summary of the recorded investment amount of loan sales by portfolio segment:

Three Months Ended March 31, (in thousands)	Real Estate	Commercial	Financial Institutions	Consumer and others	Total
2018	$2,958	$10,000	$—	$—	$12,958

2017	$1,877	$27,361	$24,277	$—	$53,515

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

The following is a summary of impaired loans as of March 31, 2018 and December 31, 2017:

	March 31, 2018
	Recorded Investment
(in thousands)	With a Valuation Allowance	Without a Valuation Allowance	Total	Average	Total Unpaid Principal Balance	Valuation Allowance	Interest Income Recognized
Real estate loans
Commercial real estate
Nonowner occupied	$—	$10,505	$10,505	$12,027	$10,556	$—	$—
Multi-family residential	—	733	733	5,393	740	—	11
Land development and construction loans	—	5,888	5,888	1,542	—	—	—

	—	17,126	17,126	18,962	11,296	—	11
Single-family residential	—	840	840	1,705	833	—	10
Owner-occupied	—	—	—	680	6,125	—	2

	—	17,966	17,966	21,347	18,254	—	23
Commercial loans	6,203	2,466	8,669	14,357	14,695	2,226	2

	$6,203	$20,432	$26,635	$35,704	$32,949	$2,226	$25

	December 31, 2017
	Recorded Investment
(in thousands)	With a Valuation Allowance	Without a Valuation Allowance	Total	Average	Total Unpaid Principal Balance	Valuation Allowance	Interest Income Recognized
Real estate loans
Commercial real estate
Nonowner occupied	$—	$—	$—	$143	$—	$—	$—
Multi-family residential	—	1,318	1,318	7,898	1,330	—	54
Land development and construction loans	—	—	—	1,359	—	—	—

	—	1,318	1,318	9,400	1,330	—	54
Single-family residential	—	877	877	3,100	871	—	1,101
Owner-occupied	—	9,488	9,488	13,080	10,494	—	11

	—	11,683	11,683	25,580	12,695	—	1,166
Commercial loans	7,173	3,743	10,916	18,653	16,940	2,866	12

	$7,173	$15,426	$22,599	$44,233	$29,635	$2,866	$1,178

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

Credit Risk Quality

The Company’s investment in loans by credit quality indicators as of March 31, 2018 and December 31, 2017 are summarized in the following tables.

	March 31, 2018
	Credit Risk Rating
		Classified
(in thousands)	Nonclassified	Substandard	Doubtful	Loss	Total
Real estate loans
Commercial real estate
Nonowner occupied	$1,688,829	$10,665	$—	$—	$1,699,494
Multi-family residential	756,934	—	—	—	$756,934
Land development and construction loans	414,028	—	—	—	$414,028

	2,859,791	10,665	—	—	2,870,456
Single-family residential	520,834	5,172	—	—	$526,006
Owner-occupied	438,975	10,030	—	—	$449,005

	3,819,600	25,867	—	—	3,845,467
Commercial loans	1,552,338	10,307	—	—	$1,562,645
Loans to financial institutions and acceptances	414,480	—	—	—	$414,480
Consumer loans and overdrafts	123,664	4,194	—	—	$127,858

	$5,910,082	$40,368	$—	$—	$5,950,450

	December 31, 2017
	Credit Risk Rating
		Classified
(in thousands)	Nonclassified	Substandard	Doubtful	Loss	Total
Real estate loans
Commercial real estate
Nonowner occupied	$1,745,677	$162	$—	$—	$1,745,839
Multi-family residential	795,912	—	—	—	795,912
Land development and construction loans	421,285	—	—	—	421,285

	2,962,874	162	—	—	2,963,036
Single-family residential	509,368	5,869	—	—	515,237
Owner-occupied	417,694	12,109	—	—	429,803

	3,889,936	18,140	—	—	3,908,076
Commercial loans	1,513,375	16,197	—	—	1,529,572
Loans to financial institutions and acceptances	497,626	—	—	—	497,626
Consumer loans and overdrafts	125,762	5,189	—	—	130,951

	$6,026,699	$39,526	$—	$—	$6,066,225

6.	Time Deposits

Time deposits in denominations of $100,000 or more amounted to approximately $1.3 billion and $1.2 billion at March 31, 2018 and December 31, 2017, respectively. Time deposits in denominations of $250,000 or more amounted to approximately $662 million and $624 million at March 31, 2018 and

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

December 31, 2017, respectively. Time deposits include brokered time deposits, all in denominations of less than $100,000. As of March 31, 2018 and December 31, 2017 brokered time deposits amounted to $725 million and $780 million, respectively.

7.	Advances From the Federal Home Loan Bank and Other Borrowings

The Company had outstanding advances from the FHLB and other borrowings as follows:

Year of Maturity	Interest Rate	March 31, 2018	December 31, 2017
(in thousands, except percentages)
2018	0.90% to 2.31%	$377,000	$567,000
2019	1.00% to 3.86%	240,000	155,000
2020	1.50% to 2.74%	306,000	211,000
2021	1.93% to 2.50%	190,000	240,000
2022	2.48% to 2.80%	120,000	—

		$1,233,000	$1,173,000

8.	Derivative Instruments

At March 31, 2018 and December 31, 2017 the fair values of the Company’s derivative instruments were as follows:

	March 31, 2018		December 31, 2017
(in thousands)	Other Assets	Other Liabilities	Other Assets	Other Liabilities
Interest rate swaps designated as cash flow hedges	$11,805	$—	$5,462	$—

Interest rate swaps not designated as hedging instruments:
Customers	36	—	1,375	—
Third party broker	—	36	—	1,375

	36	36	1,375	1,375

Interest rate caps not designated as hedging instruments:
Customers	—	518	—	195
Third party broker	518	—	195	—

	518	518	195	195

	$12,359	$554	$7,032	$1,570

Derivatives Designated as Hedging Instruments

At March 31, 2018 and December 31, 2017 the Company’s interest rate swaps designated as cash flow hedges involve the payment of fixed-rate amounts in exchange for the Company receiving variable-rate payments over the life of the agreements without exchange of the underlying notional amount.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

As of March 31, 2018 and December 31, 2017, respectively, the Company had 16 and 15 interest rate swap contracts with total notional amounts of $280 million and $255 million, respectively, that were designated as cash flow hedges of floating rate interest payments on the currently outstanding and expected subsequent rollover of FHLB advances. The Company expects the hedge relationships to be highly effective in offsetting the effects of changes in interest rates in the cash flows associated with the advances from the FHLB. No hedge ineffectiveness gains or losses were recognized in the three months ended March 31, 2018 and 2017.

Derivatives Not Designated as Hedging Instruments

At March 31, 2018 and December 31, 2017, the Company had one interest rate swap contract with a customer with total notional amount of $53.9 million and $54.6 million, respectively. These instruments involved the payment of fixed-rate amounts in exchange for the Company receiving variable-rate payments over the life of the contracts. In addition, at March 31, 2018 and December 31, 2017, the Company had mirror contracts with a third party broker with similar terms.

At March 31, 2018 and December 31, 2017, the Company had nine and seven interest rate cap contracts with customers with a total notional amount of $212.2 million and $162.1 million, respectively. In addition, at March 31, 2018 and December 31, 2017, the Company had interest rate cap mirror contracts with a third party broker with similar terms.

9.	Income Taxes

Income tax expense for the three months ended March 31, 2018 and 2017 was $1.5 million and $2.8 million.

On December 22, 2017, The 2017 Tax Act significantly changed U.S. tax law by, among other things, lowering corporate federal income tax rates. The legislation permanently reduced the U.S. corporate income tax rate from 35% to 21%, effective January 1, 2018.

The Company uses an estimated annual effective tax rate method in computing its interim tax provision. This effective tax rate is based on forecasted annual pre-tax income, permanent tax differences and statutory tax rates. The effective combined federal and state tax rates for the three months ended March 31, 2018 and 2017 were 13.76% and 30.20%, respectively. Effective tax rates differ from the statutory rates mainly due to the impact of permanent non-taxable interest and other income.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

10.	Accumulated Other Comprehensive Loss (“AOCL”):

The components of AOCL are summarized as follows:

	March 31, 2018			December 31, 2017
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount	Before Tax Amount	Tax Effect	Net of Tax Amount
Unrealized losses on available for sale securities	$(34,265)	$8,757	$(25,508)	$(13,415)	$2,884	$(10,531)
Unrealized gains on interest rate swaps designated as cash flow hedges	11,824	(3,056)	$8,768	5,602	(1,204)	$4,398

Total AOCL	$(22,441)	$5,701	$(16,740)	$(7,813)	$1,680	$(6,133)

The components of other comprehensive loss for the periods presented is summarized as follows:

	Three Months Ended March 31,
	2018			2017
(in thousands)	Before Tax Amount	Tax Effect	Net of Tax Amount	Before Tax Amount	Tax Effect	Net of Tax Amount
Unrealized (losses) gains on available for sale securities:
Change in fair value arising during the period	$(20,850)	$5,873	$(14,977)	$2,437	$(865)	$1,572
Reclassification adjustment for net losses included in net income	—	—	—	22	(8)	14

	(20,850)	5,873	(14,977)	2,459	(873)	1,586

Unrealized gains on interest rate swaps designated as cash flow hedges:
Change in fair value arising during the period	6,101	(1,821)	4,280	245	(87)	158
Reclassification adjustment for net interest expense included in net income	121	(31)	90	50	(18)	32

	6,222	(1,852)	4,370	295	(105)	190

Total other comprehensive (loss) income	$(14,628)	$4,021	$(10,607)	$2,754	$(978)	$1,776

11.	Commitments and Contingencies

The Company and its subsidiaries are party to various legal actions arising in the ordinary course of business. In the opinion of management, the outcome of these proceedings litigation will not have a significant effect on the Company’s consolidated financial position or results of operations.

The Company occupies various banking centers under noncancelable lease agreements expiring through the year 2046. Actual rental payments expenses may include deferred rents but are recognized as rent expense on a straight line basis. Rent expense under these leases was approximately $1.4 million and $1.6 million for the three months ended March 31, 2018 and 2017, respectively.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

Financial instruments whose contract amount represents off-balance sheet credit risk at March 31, 2018 are generally short-term and are as follows:

(in thousands)	Approximate Contract Amount
Commitments to extend credit	$836,309
Credit card facilities	277,330
Standby letters of credit	17,957
Commercial letters of credit	2,116

$1,133,712

12.	Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	March 31, 2018
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets
Securities available for sale
U.S. government sponsored enterprise debt securities	$—	$859,031	$—	$859,031
Corporate debt securities	—	336,789	—	336,789
U.S. government agency debt securities	—	271,495	—	271,495
Municipal bonds	—	174,640	—	174,640
Mutual funds	—	23,241	—	23,241
U.S. treasury securities	—	501	—	501

	—	1,665,697	—	1,665,697
Bank owned life insurance	—	201,761	—	201,761
Derivative instruments	—	12,359	—	12,359

	$—	$1,879,817	$—	$1,879,817

Liabilities
Derivative instruments	$—	$554	$—	$554

	December 31, 2017
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
Assets
Securities available for sale
U.S. government sponsored enterprise debt securities	$—	$875,666	$—	$875,666
Corporate debt securities	—	313,392	—	313,392

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

	December 31, 2017
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Consolidated Balance Sheet
U.S. government agency debt securities	—	291,385	—	291,385
Municipal bonds	—	180,396	—	180,396
Mutual funds	—	23,617	—	23,617
U.S. treasury securities	—	2,701	—	2,701

	—	1,687,157	—	1,687,157
Bank owned life insurance	—	200,318	—	200,318
Derivative instruments	—	7,032	—	7,032

	$—	$1,894,507	$—	$1,894,507

Liabilities
Derivative instruments	$—	$1,570	$—	$1,570

Level 2 Valuation Techniques

The valuation of securities and derivative instruments is performed through a monthly pricing process using data provided by third parties considered leading global providers of independent data pricing services (“the Pricing Providers”). These pricing providers collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

The valuation techniques and the inputs used in our consolidated financial statements to measure the fair value of our recurring Level 2 financial instruments consider, among other factors, the following:

•	Similar securities actively traded which are selected from recent market transactions.

•	Observable market data which includes spreads in relationship to LIBOR, swap curve, and prepayment speed rates, as applicable.

•	The captured spread and prepayment speed is used to obtain the fair value for each related security.

On a quarterly basis, the Company evaluates the reasonableness of the monthly pricing process described for the valuation of securities and derivative instruments. This evaluation includes the challenging of a random sample selection of the different types of securities in the investment portfolio as of the end of the quarter selected. This challenge consists of obtaining from the pricing providers a document explaining the methodology applied to obtain their fair value assessments for each type of investment included in the sample selection. The Company then analyzes in detail the various inputs used in the fair value calculation, both observable and unobservable (e.g., prepayment speeds, yield curve benchmarks, spreads, delinquency rates). Management considers that the consistent application of this methodology allows the Company to understand and evaluate the categorization of the investment portfolio.

The methods described above may produce a fair value calculation that may differ from the net realizable value or may not be reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of its financial instruments could result in different estimates of fair value at the reporting date.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

There were no significant assets or liabilities measured at fair value on a nonrecurring basis at March 31, 2018. The following table presents the major category of assets measured at fair value on a nonrecurring basis at December 31, 2017:

	December 31, 2017
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Impairments
Description
Loans held for sale	$5,611	$—	$—	$—

Loans Held for Sale. The Company measures the impairment of loans held for sale based on the amount by which the carrying values of those loans exceed their fair values. The Company primarily uses independent third party quotes to measure any subsequent decline in the value of loans held for sale. As a consequence, the fair value of these loans held for sale are considered a Level 1 valuation.

13. Fair Value of Financial Instruments

The fair value of a financial instrument represents the price that would be received from its sale in an orderly transaction between market participants at the measurement date. The best indication of the fair value of a financial instrument is determined based upon quoted market prices. However, in many cases, there are no quoted market prices for the Company’s various financial instruments. As a result, the Company derives the fair value of the financial instruments held at the reporting period-end, in part, using present value or other valuation techniques. Those techniques are significantly affected by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates included in present value and other techniques. The use of different assumptions could significantly affect the estimated fair values of the Company’s financial instruments. Accordingly, the net realized values could be materially different from the estimates presented below.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Because of their nature and short-term maturities, the carrying values of the following financial instruments were used as a reasonable estimate of their fair value: cash and cash equivalents, interest earning deposits with banks, variable-rate loans with re-pricing terms shorter than twelve months, demand and savings deposits, short-term time deposits and securities sold under agreements to repurchase, and other borrowings.

•	The fair value of loans held for sale, securities including securities sold under agreements to repurchase, bank owned life insurance and derivative instruments, are based on quoted market prices, when available. If quoted market prices are unavailable, fair value is estimated using the pricing process described in Note 17 to the audited consolidated financial statements for the three years ended December 31, 2017 and as of December 31, 2017 and 2016.

•	The fair value of commitments and letters of credit is based on the assumption that the Company will be required to perform on all such instruments. The commitment amount approximates estimated fair value.

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

•	The fair value of fixed-rate loans, advances from the FHLB, and junior subordinated debentures are estimated using a present value technique by discounting the future expected contractual cash flows using the current rates at which similar instruments would be issued with comparable credit ratings and terms at the measurement date.

•	The fair value of long-term time or certificate of deposits is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date.

The estimated fair value of financial instruments where fair value differs from carrying value are as follows:

	March 31, 2018		December 31, 2017
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Loans	$2,643,160	$2,533,944	$2,682,790	$2,566,197
Financial liabilities
Time deposits	1,575,537	1,564,223	1,466,464	1,461,908
Advances from the Federal Home Loan Bank	1,221,000	1,220,285	1,161,000	1,164,686
Junior subordinated debentures	118,110	98,417	118,110	95,979

14.	Segment Information

The following tables provide a summary of the Company’s financial information as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and December 31, 2017 on a managed basis. The Company’s definition of managed basis starts with the reported U.S. GAAP results and includes funds transfer pricing (“FTP”) compensation and allocations of direct and indirect expenses from overhead, internal support centers, and product support centers. This allows management to assess the comparability of results from year-to-year arising from segment operations. The corresponding income tax impact related to tax-exempt items is recorded within income tax (expense)/benefit.

(in thousands)	Personal and Commercial Banking (“PAC”)	Corporate LATAM	Treasury	Institutional	Total
For Three Months Ended March 31, 2018
Income Statement:
Net interest income	$46,681	$1,480	$956	$3,516	$52,633
(Reversal of) provision for loan losses	(2,139)	(719)	(117)	2,975	—

Net interest income after (reversal of) provision for loan losses	48,820	2,199	1,073	541	52,633
Noninterest income	5,708	109	1,950	6,178	13,945
Noninterest expense	40,014	1,175	2,962	11,494	55,645

Net income before income tax:
Banking	14,514	1,133	61	(4,775)	10,933
Non-banking contribution (1)	50	(11)	—	(39)	—

	14,564	1,122	61	(4,814)	10,933
Income tax (expense) benefit	(2,221)	(171)	312	576	(1,504)

Net income (loss)	$12,343	$951	$373	$(4,238)	$9,429

Mercantil Bank Holding Corporation and Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)

(In thousands)	Personal and Commercial Banking (“PAC”)	Corporate LATAM	Treasury	Institutional	Total
As of March 31, 2018
Loans, net (2)	$5,488,648	$461,151	$—	$(71,467)	$5,878,332

Deposits	$5,450,118	$19,191	$724,916	$85,981	$6,280,206

(In thousands)	PAC	Corporate LATAM	Treasury	Institutional	Total
For Three Months Ended March 31, 2017
Income Statement:
Net interest income	$41,388	$2,564	$2,325	$2,074	$48,351
Provision for (reversal of) loan losses	1,131	2,203	(75)	838	4,097

Net interest income after provision for (reversal of) loan losses	40,257	361	2,400	1,236	44,254
Noninterest income	6,083	127	1,180	6,827	14,217
Noninterest expense	39,877	1,382	2,749	5,140	49,148

Net income before income tax:
Banking	6,463	(894)	831	2,923	9,323
Non-banking contribution (1)	1,086	(2)	—	(1,084)	—

	7,549	(896)	831	1,839	9,323
Income tax (expense) benefit	(2,729)	324	387	(798)	(2,816)

Net income (loss)	$4,820	$(572)	$1,218	$1,041	$6,507

As of December 31, 2017
Loans, net (2) (3)	$5,542,545	$521,616	$—	$(64,325)	$5,999,836

Deposits	$5,454,216	$18,670	$779,969	$70,118	$6,322,973

(1)	Non-banking contribution reflects allocations of the net results of the Trust and Broker Dealer subsidiaries to the customers’ primary business unit.
(2)	Provisions for the periods presented are allocated to each applicable reportable segment. The allowance for loan losses is reported entirely within Institutional. Unearned deferred loan costs and fees are included in Institutional.
(3)	Balances include loans held for sale which are allocated to PAC.